As filed with the Securities and Exchange Commission on August 23, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

On Holding AG

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Switzerland	3021	NOT APPLICABLE
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Pfingstweidstrasse 106 8005 Zürich

Switzerland +41 44 225 15 55

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1 800 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deanna L. Kirkpatrick Michael Kaplan Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1 212 450-4000	Stephan Erni Patrick Schleiffer Lenz & Staehelin Brandschenkestrasse 24 CH-8027 Zurich Switzerland +41 58 450 80 00	Dieter Gericke Homburger AG Hardstrasse 201 CH-8005 Zürich Switzerland +41 43 222 10 00	Philip J. Boeckman Nicholas A. Dorsey Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 +1 212 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A ordinary shares, par value CHF 0.10 per share	$100,000,000	$10,910

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional ordinary shares granted pursuant to the underwriters’ over-allotment option.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED AUGUST 23, 2021
PROSPECTUS Shares
On Holding AG
Class A Ordinary Shares
We are offering a total of Class A ordinary shares, CHF 0.10 par value, of On Holding AG and the selling shareholders identified in this prospectus are offering an additional Class A ordinary shares of On Holding AG. The underwriters may also purchase up to              Class A ordinary shares from us within 30 days to cover over-allotments, if any. We have two classes of authorized ordinary shares: Class A ordinary shares and Class B voting rights shares. Class A ordinary shares and Class B voting rights shares are identical, except with respect to par value (based on which entitlements to dividends and other distributions are calculated), voting power, conversion and transfer rights. Class A ordinary shares have a par value of CHF 0.10 and Class B voting rights shares have a par value of CHF 0.01, and as a result, on a capital-invested basis, each Class B voting rights share has ten times the voting power of each Class A ordinary share. The Class B voting rights shares are subject to transfer restrictions and mandatory conversion into Class A ordinary shares upon the occurrence of certain events, including upon the occurrence of (i) certain “general sunset” events, including such time that (a) the extended founder team (as defined below) ceases to hold at least 65% of the aggregate number of Class B voting rights shares held by them immediately following this offering; or (b) fewer than two members of the extended founder team continue to hold Class B voting rights shares; and (ii) certain “individual sunset” events, including but not limited to, such time that (x) an individual member of the extended founder team ceases to hold at least 65% of the number of Class B voting rights shares held by such individual immediately following this offering; and (y) a member of the extended founder team is no longer acting as a member of the executive committee of the Company or serving in an advisory role with the Company or its controlled affiliates, subject, in the case of the “individual sunset” events, to the right of first refusal of the other members of the extended founder team to purchase such shares See “Description of Share Capital and Articles of Association—Ordinary Shares.” All of the Class B voting rights shares will be beneficially owned by David Allemann, Olivier Bernhard, Caspar Coppetti, Martin Hoffmann and Marc Maurer (our “extended founder team”). Accordingly, following this offering, our extended founder team will control shares representing % of the total voting power of our ordinary shares, assuming no exercise of the underwriters’ option to purchase Class A ordinary shares. Accordingly, our extended founder team will be able to significantly influence any action requiring the approval of shareholders, including the election of our board of directors, the adoption of amendments to our Amended and Restated Articles of Association and any significant corporate transaction. We expect that the initial public offering price will be between $ and $ per Class A ordinary share.
We have applied to list our Class A ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “ONON.” Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We are an “emerging growth company” under the US federal securities laws and will be subject to reduced public company reporting requirements. Additionally, following the offering, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and as such may rely on available exemptions from certain corporate governance requirements. Investing in our Class A ordinary shares involves risks. See “Risk Factors” beginning on page 25 of this prospectus.
Per Class A
ordinary share Total
Public offering price $ $
Underwriting discounts and commissions(1) $ $
Proceeds, before expenses, to us $ $
Proceeds, before expenses, to the selling shareholders $ $
(1) We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for a description of all compensation payable to the underwriters. The underwriters expect to deliver the Class A ordinary shares against payment in New York, New York on or about , 2021.
Goldman Sachs & Co. LLC Morgan Stanley J.P. Morgan
Allen & Company LLC UBS Investment Bank Credit Suisse
The date of this prospectus is , 2021.
The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Our Story On was born in the Swiss alps with one goal: to revolutionize the sensation of running. It’s all based on one radical idea. Soft landings followed by explosive take-offs. Or, as we call it, running on clouds.

Our mission

Ignite the Human Spirit through Movement.

Our mission Ignite the Human Spirit through Movement.

The Explorer Spirit

The Athlete Spirit

The Team Spirit

The Survivor Spirit

The Positive Spirit

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we, the selling shareholders nor the underwriters have authorized anyone to provide any information or to make any representations other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholders and the underwriters have not authorized any other person to provide you with different or additional information. Neither we, the selling shareholders nor the underwriters are making an offer to sell the Class A ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we, the selling shareholders nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction

i

where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of Class A ordinary shares and the distribution of this prospectus outside the United States.

We are a corporation incorporated in accordance with Swiss law. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”) we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. See “Enforcement of Judgments” for additional information.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to On Holding AG, together with its subsidiaries. References to our “extended founder team” or our “executive officers” are to (i) our “co-founders,” which consists of (a) our co-founders and executive co-chairmen, David Allemann and Caspar Coppetti, and (b) our co-founder and executive director Olivier Bernhard, (ii) our chief financial officer and co-chief executive officer, Martin Hoffmann, and (iii) our co-chief executive officer, Marc Maurer. References to the “selling shareholders” are to David Allemann, Olivier Bernhard, Caspar Coppetti, Martin Hoffmann and Marc Maurer.

All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “CHF” or “Swiss franc” are to the legal currency of Switzerland. In this prospectus, amounts that are converted from CHF to U.S. dollars are converted at an exchange rate of $1.08 per CHF, the exchange rate as of June 30, 2021.

Financial Statements

We maintain our books and records in Swiss francs and prepare our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial information contained in this prospectus includes our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, which have been audited by PricewaterhouseCoopers AG, as stated in their report included elsewhere in this prospectus. In this prospectus, we present certain financial information for periods prior to 2019. Such information is derived from our financial statements for the applicable periods that are not included in this prospectus. In addition, the information for net sales prior to 2018 has been derived from the consolidated financial statements of On Holding AG for the years ended December 31, 2012 to 2017 and from the financial statements of On AG for the years ended December 31, 2010 to 2011, each prepared in accordance with Swiss Code of Obligations (“Swiss GAAP”). There are no significant differences in net sales recognized under Swiss GAAP and IFRS. Net sales for the years ended December 31, 2010 and 2011 have been derived from On AG’s historical financial statements for such periods as On Holding AG was formed subsequent to such periods.

Our fiscal year ends December 31. Our financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Non-IFRS Measures

We use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted EPS, Adjusted Diluted EPS and Net Working Capital, which are non-IFRS measures, in this prospectus. A non-IFRS measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We calculate Adjusted EBITDA as net income / (loss), adjusted to exclude: (i) income tax expense, (ii) financial income, (iii) financial expenses, (iv) foreign exchange result, (v) depreciation and amortization, (vi) share-based compensation expense and (vii) transaction costs related to this offering. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by our net sales. We calculate Adjusted Net Income as net income / (loss), adjusted to exclude: (i) share-based compensation expense and (ii) transaction costs related to this offering, and to include the tax effect of the adjustments. We calculate Adjusted EPS as Adjusted Net Income divided by the weighted average number of ordinary shares outstanding during the period. We calculate Adjusted Diluted EPS as Adjusted Net Income divided by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. We calculate Net Working Capital as trade receivables, plus inventories, minus trade payables. We believe that Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted EPS, Adjusted Diluted EPS and Net Working Capital, when taken together with our financial results presented in accordance with IFRS, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted EPS, Adjusted Diluted EPS and Net Working Capital is helpful to our investors as it is a measure used by management in assessing the health of our business and evaluating our operating performance, as well as for internal planning and forecasting purposes.

You should not consider Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted EPS, Adjusted Diluted EPS or Net Working Capital either in isolation or as substitutes for analyzing our results as reported under IFRS. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted EPS, Adjusted Diluted EPS and Net Working Capital are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Some of these limitations include that: (i) Adjusted EBITDA does not properly reflect capital commitments to be paid in the future; (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect these capital expenditures; (iii) such measures do not consider the impact of share-based compensation expense; (iv) Adjusted EBITDA does not reflect other non-operating income or expenses, including net financial result; and (v) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us. Additionally, our calculation of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted EPS, Adjusted Diluted EPS and Net Working Capital may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies. For reconciliations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted EPS, Adjusted Diluted EPS and Net Working Capital to the most directly comparable IFRS measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures.”

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this prospectus, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

Market Share and Other Information

Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications, including Euromonitor International. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this prospectus, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this prospectus.

References to “Net Promoter Score,” or “NPS,” refer to our net promoter score, which is a percentage, expressed as a numerical value up to a maximum value of 100, that we use to gauge customer satisfaction. Net Promoter Score reflects responses to the following question on a scale of zero to ten: “How likely are you to recommend On to your family and friends?” Responses of 9 or 10 are considered “promoters,” responses of 7 or 8 are considered neutral or “passives,” and responses of 6 or less are considered “detractors.” We then subtract the number of respondents who are detractors from the number of respondents who are promoters and divide that number by the total number of respondents. Our methodology of calculating Net Promoter Score reflects responses from customers who purchase products from us as well as individuals who visit our website and choose to respond to the survey question. Net Promotor Score gives no weight to customers who decline to answer the survey question. We believe this method is substantially consistent with how businesses across our industry and other industries typically calculate their NPS.

Trademarks and Trade Names

We own various trademark registrations and applications, and unregistered trademarks, including On, On Running, Run On Clouds, CloudTec, Speedboard, Helion, Missiongrip, Cyclon, Cloud, Cloudflow, Cloudswift, Cloud X, Cloudstratus, Cloudrock, Cloud Terry and Cloudnova, among others, and our other registered and common law trade names, trademarks and service marks, including our corporate logo. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.

v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•	the strength of our brand;

•	our ability to continue to innovate and meet consumer expectations;

•	our ability to implement our growth strategy;

•	changes in consumer tastes and preferences;

•	our generation of net losses in the past and potentially in the future;

•	our ability to compete and conduct our business in the future;

•	our ability to connect with our consumer base;

•	health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic;

•	general economic, political, demographic and business conditions worldwide;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to strengthen our direct-to-consumer (“DTC”) channel;

•	our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy;

•	the availability of qualified personnel and the ability to retain such personnel, including our extended founder team;

•	our ability to accurately forecast demand for our products and manage product manufacturing decisions;

•	our ability to distribute products through our wholesale channel;

•	changes in commodity, material, labor, distribution and other operating costs;

•	our international operations;

•	our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us;

•	security breaches and other disruptions to our IT systems;

•	our reliance on complex IT systems;

•	changes in government regulation and tax matters;

•	other factors that may affect our financial condition, liquidity and results of operations;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and

•	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A ordinary shares.

Overview

Our Mission

On was born in the Swiss Alps with one goal: to revolutionize the sensation of running based on the radical idea of soft landings followed by explosive take-offs. Or, as we call it, running on clouds.

Innovation is at the core of On’s foundation and we focus our efforts on three main areas: performance, design and impact. We aspire to increase performance for athletes and everyday consumers by applying smart, distinct and sustainability-focused designs to our products.

We believe evolving consumer preferences towards more active, healthier lifestyles and the casualization of fashion are the primary drivers of growth in today’s approximately $300 billion global sportswear industry. We believe our ethos and capabilities position On to benefit from these secular shifts.

Our team culture is built around five core values or, as we call them, spirits: explorer, athlete, team, survivor, and positive spirit. These five spirits guide us in our approach to making a positive contribution in the right way. For ourselves. For runners. And for our planet. We believe how we do things is just as important as what we do.

As a brand built around encouraging and supporting movement, we believe that it is the human spirit, not just the human body, that drives people to dream the big idea and move to make that dream a reality. Everything we do at On is designed to deliver on our mission:

To ignite the human spirit through movement.

Our History: Born in the Swiss Alps

As a professional athlete, three-time World Champion and six-time Ironman Champion, Olivier Bernhard devoted himself to creating a running shoe that would give him the perfect running sensation. Olivier’s quest gave rise to the symbiosis of running experience and engineering expertise that would become On’s CloudTec technology. Dozens of prototypes were developed, but the basic concept – cushioned landing, explosive take-off – remained paramount throughout. It was this unique running sensation that convinced Olivier’s friends Caspar Coppetti and David Allemann to join Olivier in his quest. Together with Olivier, they formally established On in Zürich, Switzerland in January 2010.

Just a month after the company was founded, early On prototypes won the ISPO Brand New Award, one of the most important prizes for innovation in sport. Test runners were enthusiastic and spoke of running on clouds. In July 2010, the first specialty running stores carried On shoes on their shelves.

From these humble beginnings in Zürich, On set out in 2010 with a big ambition: to change the world of running for professionals and amateur runners alike. As On started to gain traction in several key markets, the three co-founders brought on Marc Maurer and Martin Hoffmann as equal partners in 2013 to scale and professionalize the business. Together, we have built a distinct culture that empowers the On team to make decisions and foster innovation, allowing On to rapidly scale while retaining the entrepreneurial mindset of a startup. We believe this partnership approach to leadership has been an integral part of On’s success over the past decade, and we expect it to continue.

Our Present: Achieving Global Scale

On is a premium performance sports brand rooted in technology, design and impact that has built a passionate global community of fans across more than 60 countries. We have a selective wholesale presence in approximately 8,100 premium retail doors globally and we generated 37.7% and 36.6% of our net sales in 2020 and the six-month period ended June 30, 2021, respectively, through our direct-to-consumer (“DTC”) channel, which is primarily driven by our website.

We believe we are one of the fastest-growing scaled athletic sports companies in the world, having grown our net sales at an 85% compound annual growth rate (“CAGR”) from inception through 2020 to CHF 425.3 million for the year ended December 31, 2020. Our growth has continued in 2021, with net sales growing by 84.6% to CHF 315.5 million for the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020. We focus on providing a premium product experience to customers wherever they are, and our brand resonates with our loyal customers around the world. As a Swiss company with a small home market, we opted to expand globally from the very beginning, and today we have a fast-growing presence across a number of international markets including, among others, Germany (first entered in 2011), the United States (2013), Japan (2013), China (2018) and Brazil (2018). We believe this global presence within the large global footwear and apparel market positions us well for future growth.

We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and impact differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies such as CloudTec (2010), purpose-engineered Speedboard (2013), Lightweight Trail Missiongrip (2016), ultra-lightweight yet versatile running apparel (2016), Helion Superfoam (2019) as well as Embedded CloudTec (2019) and the Invisible CloudTec (2020). These innovations are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market.

The exceptional performance, comfort and design of On footwear and sports apparel has led runners and a broader set of consumers to adopt On’s products in their everyday lives. We have supported their strong demand by creating performance products for an active lifestyle and exploration of nature and trails. Our Performance All Day range of products fuses function and aesthetics and includes “The Roger” franchise, which has been developed with Roger Federer after he joined On as an active co-entrepreneur in 2019 and investor. While developing a competition tennis shoe with Roger, he suggested extending On’s patented technology to a tennis sneaker family to re-invent how age-old tennis sneakers are made. This is enriching our performance product offering and we believe Roger’s perspectives and insights as a professional athlete will help improve our product development, marketing and fan experiences. Our Performance Outdoor products embrace a new approach to taking on the mountains: light and fast, with shoes and outdoor apparel engineered to free you from the weight and bulk of traditional outdoor gear.

Athletes know that it takes significant effort to make performance look effortless. The On apparel range includes ultralight and stretchable fabrics, intelligently engineered key details and a style designed equally for the track and the street. Our “Essentials” range includes the running jacket, running shorts, sweatpants and other items that are versatile enough to be worn during running, exploring or simply during all-day activities, which is why we believe they are favored by our fans and continue to drive repeat purchases.

All our products are engineered in Switzerland, and our in-house research and development teams work on the innovation, engineering, design, and testing of our products. With our heritage in the Alps, making a positive environmental impact has been a core value for our business since inception. On aims to minimize the environmental footprint of all our activities, with a special focus on using preferred materials, carbon dioxide (“CO2”) reduction and life-cycle circularity. In 2020, we announced Cyclon, our first 100% recyclable shoe, which is only available through an innovative monthly subscription model. Through its groundbreaking design and subscription model, Cyclon has already won the 2021 ISPO Award for Product of the Year and Sustainability Achievement.

On is built on authenticity as our loyal following of professional athletes has inspired amateur runners and other fans to join the On community, which is growing larger every day. This community is full of passion, whether in a running club, a weekend jog, a trip to the coffee shop or competing at the highest levels of athletic competition. Our Net Promoter Score (“NPS”) of 66 is among the highest of all consumer facing brands surveyed, and more than 75% of customers recommend On to their friends.

Our distribution strategy seeks to meet runners wherever they are. At the time of our founding, we first started selling in specialty running stores where discerning runners discovered On and became committed fans of our brand. Over time, we expanded our product range and broadened the range of our distribution partners. Today, our products are present in some of the most reputable outdoor, fashion and lifestyle retailers in the world, in addition to specialty running stores. In 2020 and the six-month period ended June 30, 2021, our wholesale channel accounted for 62.3% and 63.4% of our net sales, respectively. With our community and brand awareness growing globally, we organically started to scale our DTC channel through on-running.com over the last 9 years. DTC sales have increased significantly. Our DTC channel, which includes our e-commerce sites, a recently opened flagship retail store in New York City and four smaller format retail stores in China, generated 37.7% and 36.6% of our net sales in 2020 and the six-month period ended June 30, 2021, respectively. Through our DTC channel, we create an immersive customer experience from educational product innovation content to inspirational storytelling. Through these initiatives, we believe that we build deeper customer connection and loyalty and learn from data, while also realizing attractive margins.

Recent Financial Performance

We believe the power of our business model and our ability to profitably scale our operations is reflected in our financial performance. In 2020, we had net sales of CHF 425.3 million, gross margin of 54.3%, gross profit of CHF 231.1 million, net loss of CHF 27.5 million, Adjusted EBITDA Margin of 11.7% and Adjusted EBITDA of CHF 49.8 million. In the six-month period ended June 30, 2021, we had net sales of CHF 315.5 million, gross margin of 59.3%, gross profit of CHF 187.2 million, net income of CHF 3.8 million, Adjusted EBITDA Margin of 15.0% and Adjusted EBITDA of CHF 47.3 million.

We grew our net sales at a 66% CAGR from 2018 to 2020, had net income of CHF 5.5 million in 2018 compared to net loss of CHF 27.5 million in 2020 and Adjusted EBITDA grew at a 74% CAGR from 2018 to 2020, while our gross margin remained flat from 54.2% and 54.3%, respectively, and Adjusted EBITDA Margin expanded from 10.8% to 11.7%, respectively, over the same period. We grew our net sales at a 62.6% CAGR from the six-month period ended June 30, 2019 to the six-month period ended June 30, 2021 and had net income of CHF 8.2 million in the six-month period ended June 30, 2019 compared to net income of CHF 3.8 million in the six-month period ended June 30, 2021, while our Adjusted EBITDA grew at a 70.3% CAGR from the six-month period ended June 30, 2019 to the six-month period ended June 30, 2021. In addition, our gross margin grew from 52.9% to 59.3%, and our Adjusted EBITDA Margin expanded from 13.7% to 15.0%, in each case, over the same period.

Selected Financial and Operational Data: 2018-2020 and Six-Month Period Ended June 30, 2021 (millions of CHF)

Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS, including net income / (loss). For the six-month period ended June 30, 2021, we had net income of CHF 3.8 million. For 2020 and 2019, we had a net loss of CHF 27.5 million and CHF 1.5 million, respectively. For 2018, we had net income of CHF 5.5 million.

For additional information regarding Adjusted EBITDA and Adjusted EBITDA Margin, which are non-IFRS measures, including a reconciliation of these non-IFRS measures to net income / (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures.”

For a discussion of our historical net losses and the associated risks, please refer to “Risk Factors—Risks Related to Our Business, Business Strategy and Industry—We have generated net losses in the past and may incur net losses in the future” on page 27 of this prospectus.

Our Competitive Strengths

We believe that the following strengths are central to the power of our brand and business model:

In-house Innovation Fuels Portfolio of High Performance Products

From its founding, On’s objective has been to revolutionize the sensation of running. Transforming how we experience one of the most basic skills of the human body required a radical approach to innovation. We focus our innovation efforts on the areas of performance, design and impact, as we aspire to increase performance for athletes and consumers, apply smarter design thinking to our products and create the path to a more sustainable future.

In 2010, we introduced our innovative, patented technology, CloudTec, to the world. Since then, we have continuously innovated to create a wide portfolio of award-winning products and proprietary technologies. We pioneered the use of flex plates in all of our shoes as early as 2010. In 2013, we introduced the first injection molded, purpose-engineered Speedboard to transition impact forces into explosive push-offs. We introduced the Cloud model with the Zero-Gravity outsole in 2014 to offer an ultralight product. We then developed Missiongrip in 2016 to bring On to the trails and outdoors and also introduced the Hybrid Short and Lightweight Jacket, our first versatile, ultra-lightweight running apparel with advanced fabrics. In 2019, we introduced the Helion superfoam to add even better cushioning to our shoes without compromising performance. With the introduction of the Cloudstratus in 2019 and the patented sequential CloudTec solution, we once again provided additional cushioning for runners seeking added support. In 2020 we launched the Cloudboom with an optimized carbon infused Speedboard to power our professional athletes and competitive runners. In the same year, with the launch of The Roger franchise, we established that CloudTec can be engineered for lateral movements and to be completely invisible without losing On’s innovative walking and running sensation.

Our in-house research and development team includes a talented team of sports scientists, engineers, material experts and designers who work out of the On Labs in Zurich and Ho-Chi-Minh City. We aim to deliver a constant stream of innovations inspired by the product vision of the On team, the needs of our world-class athletes, customer feedback and advances in materials and manufacturing technologies. We also partner with leading universities, such as the Swiss Federal Institute of Technology and the Fraunhofer Institute, and with innovative suppliers to co-develop new technologies and introduce them to market. These innovations and the performance they deliver have established On as a trusted brand for world-class athletes, amateur runners and customers looking for performance-infused footwear, sportswear and accessories.

At On, we aim to give each product a special advantage by including performance-enhancing technology, such as bringing running technology into street sneakers or adding stretch and running-grade breathability to a hiking jacket. On products have an iconic design and are versatile to use, as we synergistically combine engineering solutions with a minimalist Swiss design aesthetic. We believe our relentless focus on innovation, design and Swiss quality leads to advanced products that allow us to maintain premium price points and encourage repeat purchases among our customers.

Authentic, Premium Global Sports Brand

The On brand is defined by innovation and a belief that sports and movement ignite and elevate the human spirit.

Our roots in Zurich, near the Swiss Alps, gave On and our team a special appreciation for the outdoors, nature and movement from the very beginning. Additionally, the relatively small domestic Swiss market drove On’s early quest for international expansion. On’s Swiss heritage is strongly reflected in many aspects of the brand, from the Swiss-engineered technology and design to the focus on impact and the global profile that the brand has already achieved.

We have been privileged to receive very early support from a global team of world-renowned athletes and brand ambassadors who continue to showcase the advances in our innovation through their exceptional performances on some of the sports world’s largest stages. Whether it is Nicola Spirig who won the Olympic Triathlon silver medal in 2016 or Javier Gomez Noya who became the Triathlon World Champion Long Distance in 2019, athletes who push their limits trust our brand.

More recently, the On Athletics Club (“OAC”), a partnership between On and a team of eight world class runners, was formed for the purpose of supporting athletes in their quest to become champions. The needs of these athletes spur our innovation and development of products that reinforce the foundation of our brand.

On’s early success came from word-of-mouth recommendations, and we have continued to develop storytelling through the rapidly growing digital channels, social networking media and public relations, which has proven to be a more authentic and effective brand marketing strategy than traditional advertising. On our journey, we have formed a deep connection with our global community through inspirational stories, immersive event series, feature-length award-winning films, educational retail experiences and thoughtful user interface. We believe our deep connection with our customers is evidenced by their love for the brand, level of engagement and loyalty, which are among the highest in the industry. Along the way, we have hired more than 100 talented creative team members who are passionate about storytelling and work closely with our athletes, engineers and product designers to bring the performance and experience of our products to life. This is why performance, engineering, design and creativity form an inseparable bond at Team On. Over the last few years, this has driven significant attention to the On brand with stories featured on the sports front page of The New York Times, digital broadcasts that have more than half a million fans tuning in live and queues of sneaker fans building in front of tastemaker doors in New York, Tokyo and Shanghai.

Global Community of Loyal Fans

On is a beloved running brand with a global community of millions. The foundation of our community is our relationship with our runners that range from marathoners to weekend joggers. Our global initiative to host events for local run crews has further empowered our loyal fans to become advocates of our brand, and we have hosted 132 events in 2019. Our customers’ affinity for our products is demonstrated by the fact that 43% of our customers own more than one pair of On shoes and 75% have recommended On to somebody else. Our fans are highly engaged through social media as well, with 3.5% of our users on Instagram acting on our posts.

Despite being founded just over ten years ago, On has significant global reach with 49% of our 2020 net sales to customers in North America, 44% to customers in Europe, 5% to customers in Asia-Pacific and the remaining 2% to customers in the Rest of the World. In the six-month period ended June 30, 2021, 52% of our net sales were to customers in North America, 41% to customers in Europe, 6% to customers in Asia-Pacific and the remaining 1% to customers in the Rest of the World. We believe the On brand and our products resonate strongly with consumers globally, and we see very strong growth rates across our key markets. Compared to 2019 and despite the negative impact of the COVID-19 pandemic and a net loss of CHF 27.5 million in 2020 compared to a net loss of CHF 1.5 million in 2019, net sales growth in 2020 compared to 2019 was 46% in Europe, 86% in North America and 29% in Asia-Pacific. For the six-month period ended June 30, 2021, we had net income of CHF 3.8 million, compared to a net loss of CHF 33.1 million in the six-month period ended June 30, 2020, and net sales growth in the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020 was 56% in Europe, 105% in North America and 154% in Asia-Pacific.

As our community has grown, we have successfully broadened our reach beyond running and trail athletes to outdoor enthusiasts, travel explorers and consumers with an active lifestyle. We believe our uncompromising approach to delivering an authentic and unmatched consumer experience resonates with a broad and diverse global consumer base that spans genders and generations. This global community is the driver of our “grassroots” marketing and the inspiration for our innovation.

Committed to Positive Impact

On is committed to growth from sustainable resource use. On has built an in-house team of experts which tracks the environmental footprint of all our activities through lifecycle analyses, identifies our largest levers for a positive impact and helps us set meaningful targets. We use recycled materials wherever available and work with our suppliers to create new opportunities to use circular or non-petrol- and non-food-chain-based materials. We have already made strong progress towards our goal of using 100% recycled polyester, 100% recycled polyamide and 100% organic certified natural materials by 2024.

We strive to create a majority of our products with a circular life cycle and are in the process of building up the logistics needed for an efficient back loop from consumers to our recycling partners. An important pilot project for circularity is Cyclon (currently available for pre-registration), our first high performance running shoe that is fully recyclable and made from over 50% bio-based materials. Cyclon will only be available as a subscription model to ensure we can reclaim and reuse the shoe’s materials. This represents a significant milestone in our long-term quest to create a “closed loop” system for our products. Cyclon’s CO2 footprint is 50% lower than an average On shoe and creates 90% less waste. We are currently introducing 100% recycled, FSC-certified cardboard packaging for footwear and 100% recycled HDPE plastic for apparel, further reducing waste.

We have committed to ambitious CO2 reduction targets that are approved by the Science Based Targets initiative (SBTi). All our top suppliers have committed to our Restricted Substance List (RSL) policy, which is aligned with the industry standard AFIRM Group and all our Tier 1 suppliers are publicly listed on our website.

Highly Complementary, Multi-Channel Distribution Strategy

We consider our DTC and wholesale channels highly complementary and brand-enhancing.

Our DTC channel, which represented 37.7% and 36.6% of our net sales for 2020 and the six-month period ended June 30, 2021, respectively, is primarily comprised of our own e-commerce platform, but also includes our platform on Tmall and JD.com in China, and the recently opened flagship store in New York City and four retail stores in China. We believe our e-commerce penetration is market-leading when compared to other leading global athletic footwear players. During 2020, our e-commerce platform recorded more than 60.4 million visits, representing a 136% increase compared to 2019. In the six-month period ended June 30, 2021, our e-commerce platform recorded more than 38.9 million visits, representing a 36.8% increase compared to the six-month period ended June 30, 2020. Our DTC channel is our fastest growing channel and has higher gross margins than our wholesale channel.

Our culture of innovation extends to the in-store experience. Our flagship store in New York City offers an explorative, immersive and tech-driven experience to customers. The store features a “Magic Wall” that scans shoppers’ running styles in real-time and cross-references the customer’s unique running attributes against a database of more than 50,000 runs to help them find the perfect On shoe for their running style and needs. We believe the innovation and personalization exemplified by this technology are core to our business and highly valued by our customers.

The wholesale channel accounted for 62.3% and 63.4% of our net sales for 2020 and the six-month period ended June 30, 2021, respectively, and we have built strong relationships with some of the most selective retailers in specialty running, outdoors, fashion and lifestyle. Notwithstanding our significant whitespace, our approach to wholesale expansion remains very disciplined, and we carefully select the best retail partners and distributors to represent our brand in a manner consistent with our ethos and premium positioning. As of June 30, 2021, our products are available at approximately 8,100 retail stores across more than 50 countries. More than 1,300 dedicated On shop-in-shops and brand corners allow consumers to have a physical interaction with our brand at wholesale doors. The majority of our wholesale partners are premium specialty stores that operate less than 5 retail stores and play an important role in establishing and reinforcing On’s credibility in their respective communities.

Adaptable, Data-Driven, Industry-Leading Operations in Place to Support Future Growth

From the very beginning, building a scalable and adaptable operating infrastructure was important to ensure that the right manufacturing, logistics and data capabilities were in place to efficiently support our future growth. Freight operations, warehousing and logistics are outsourced to trusted partners that we have worked with since our founding. Our manufacturing footprint is concentrated in South East Asia with most products originating in Vietnam. In 2020, 97% of our footwear was produced in Vietnam, while the remainder was produced in Indonesia, and in the six-month period ended June 30, 2021, all of our footwear products were produced in Vietnam. Trust, innovation, quality, lead times, flexibility, automation, social responsibility and impact have been our key focus areas in our longstanding partnerships with our footwear and apparel factories. Our in-house team in Vietnam works with our partners and ensures the quality of all the premium products that we design, innovate and develop. In 2020 and the six-month period ended June 30, 2021, approximately 63% and 38%, respectively, of our apparel and accessories products were manufactured in China, with the remainder being produced in Vietnam and Europe.

Given our belief that superior analytics will help us to make not only smarter but also more sustainable decisions, we have made early investments in an integrated, globally consistent, cloud based IT infrastructure that supports us to achieve profitable growth and manage the complexity of our business. Understanding global supply and demand patterns across our channels helps us to make informed, AI supported decisions, which helps us reduce overstock and produce exactly what our consumers want.

Positivity is one of our spirits, and therefore, we consider customer service a core competence. We believe our team delivers premium engagement with customers and builds relationships rather than just completing transactions. We have recently upgraded our enterprise resource planning (“ERP”) system to support our growth strategy, upgraded our dedicated CRM system to deliver integrated customer services and sales tools and expanded our warehousing and distribution coverage with automation.

Our adaptable supply chain, well established manufacturing and distribution partners and our global infrastructure allow us to seamlessly and rapidly scale our operations across diverse geographies and sales channels while ensuring delivery of superior quality products and services.

Partnership-Focused Leadership Model and Diverse Employee Base

Our co-founders, David Allemann, Olivier Bernhard and Caspar Coppetti, were industry outsiders when they set out to change the world of running. With passion and discipline, and together with our partners and Co-CEOs, Martin Hoffmann and Marc Maurer, we have grown On into a global brand with scalable operations and built a committed, high performing team.

Since our founding, we have leaned heavily on the core tenets of the team spirit and partnership. The unique leadership structure that we have honed over the last decade differs from a traditional hierarchical model and includes David Allemann and Caspar Coppetti as Executive Co-Chairmen, our innovation-leader Olivier Bernhard as Executive Board Member, Martin Hoffmann as CFO and Co-CEO and Marc Maurer as Co-CEO. They are surrounded by a team of 14 highly talented senior leaders globally with 6 female leaders in key roles. Every senior leader has an individual mission, and with this structure, the team benefits from a rigorous decision making process that leverages the full strengths and capabilities of a diverse team in running the global business.

We believe that building an inspiring and successful brand is only possible with a high performing team. Our five spirits empower the team to dream bigger and better and help us realize our ambitious aspirations. To achieve this, On views talent as a priority and we rely on a robust hiring process, which only accepts 1% of applicants, and we invest in employee development through bespoke programs. The diversity of our team is also a key priority as we aspire to positively impact the world. Our global team, including our senior leadership team, has almost an approximately equal gender split. On’s highest score in our recent engagement survey in April 2021 was for diversity and inclusion, which demonstrates our ability to create a culture of belonging, and we strive to maintain this in the future.

Our Growth Strategies

We intend to deliver continued growth in net sales and profitability by executing on the following growth strategies:

Grow Brand Awareness and our Community

We believe that powerful consumer trends will continue to expand the approximately $300 billion global sportswear industry and that our differentiated product offering and appeal to our loyal community will drive increasing market share. We believe our brand is globally recognized today, and we have significant opportunities to further grow our brand awareness and expand the size and breadth of our community. While we have meaningfully grown internationally over the past decade, our unaided brand awareness outside of Switzerland remains below established sportswear peers, providing us with a clear runway ahead.

Authenticity gained through word of mouth, recommendations from athletes, influencers, tastemakers and a global community of runners and explorers has proven extremely valuable in organically and credibly growing the On brand. To further drive our brand’s awareness now and in the future, our internal agency team will focus on the following strategies:

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Digital and social media: With a fast growing social presence fueled by storytelling, athletes and both physical and digital live events, we have the ability to drive brand affinity through a large audience. Our high share of voice, which measures the number of mentions of our brand on social media sites as compared to our competitors in the running space, shows that our engaged global community members are active within our channels and also promote On to their own audiences, sharing tips and offering advice to enhance the community experience.

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Athlete advocacy: There is no better validation for our products than professional athletes trusting our shoes in the most demanding settings. Olympians and World Champions in track and field embrace our products and proudly display them on the world stage. At the same time, our athletes create opportunities for core sporting storytelling that create public relations opportunities for cultural impact.

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Grassroots: The ‘Try On’ experience has proven a useful tool for us to show the benefit of our products and truth in our performance claims. By creating globally owned event series such as our 5k run crew ‘Squad Races’ or our yearly ‘Run Your Local Mountain’, we have invited thousands of broadly active runners to test and discover our brand. By further developing and adding new formats, we plan to reach and grow our community even further.

Our internal agency team collaborates across the business to ensure we are integrated directly into decision making for premium product storytelling, new innovative services, authentic community growth and shareable moments. At its heart, our marketing philosophy is simply to work with those who love our product, which we believe supports our high marketing efficiency and authenticity.

Expand our Geographic Footprint Through Controlled, Multi-channel Growth

We are in a growth phase in almost all of our international markets and we believe we have opportunities for continued market share gains. While we have generated net losses in recent years, we have achieved significant net sales growth historically as we have entered new markets. For example, On entered the United States in 2013 and has grown net sales to CHF 202 million in 2020 and CHF 157 million in the six-month period ended June 30, 2021. In our home market Switzerland, we have grown net sales to CHF 52 million in 2020 and CHF 27 million in the six-month period ended June 30, 2021. We entered China in 2018 and grew our net sales in the region by 199% from CHF 1.8 million in 2019 to CHF 5.5 million in 2020. We have continued to grow our net sales across these international markets for the six-month period ended June 30, 2021, with China accounting for CHF 8 million of net sales during that period.

We believe that pioneering a true multi-channel strategy will ultimately lead to superior outcomes, lower cost of customer acquisition and higher customer retention and repeat purchases. Our wholesale and our DTC channels are mutually beneficial to each other because we always put the customer first. We ask ourselves which customers we want to attract and what is the best and most efficient acquisition channel to deliver a superior experience to these customers. We then aim to deliver that superior experience wherever the customer decides to shop, whether online or in a physical store.

We intend to continue to grow our global footprint by tapping into new customer segments without compromising our premium customer experience across our wholesale and DTC channels:

•	Wholesale channel expansion: We intend to take a measured approach to attract new customers and enter new markets through selected retail partners that are complementary to our brand. We started with the run specialty channel and then selectively expanded to additional premium retail partners to reach a broader audience, building on the initial momentum and brand halo gained by our presence in specialty stores.

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Additional doors: We believe there is significant room to enter additional premium doors in less mature but also in many of our established markets by tapping into new customer segments. We have consciously been selective with door expansion, and emphasized being present at more premium doors.

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Higher sales per door: We believe that by delivering a superior On brand experience at our wholesale partners (in an online and offline environment), we still have room to increase our sales per door. Furthermore, we aim to work with our partners in a very integrated way, including planning assortments and inventory and ensuring that we have the right product assortment in the corresponding channel for the respective consumer.

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DTC channel expansion: The second pillar to the multi-channel growth is our DTC channel, both digital and physical, which we believe enables greater consumer engagement and offers an optimal environment to showcase our brand. We believe that this customer experience will lead to a continued increased share of our DTC channel in the long term, while the short term share continues to depend on the duration and impact of the COVID-19 pandemic and the consumer behavior in the immediate post COVID-19 periods. Our DTC business represented 37.7% and 36.6% of our net sales in 2020 and the six-month period ended June 30, 2021, respectively.

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Digital: Our scaled DTC e-commerce business represented approximately 0.9 million active customers in 2020. We believe that we have ample opportunity to not only acquire new customers, but also drive repeat purchases. Knowing our customers and being able to provide them a superior experience over time is key. Historically, we have achieved growth in our digital channel thanks to our capability to achieve superior returns on our advertising spend and a healthy balance between organic and inorganic expansion. We will continue to strive for strong growth to further enhance our digital experience.

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Physical: We plan to selectively build physical stores to showcase our brand and products, which we believe will further strengthen our local community, reach global travelers and create additional brand visibility. Our stores will be designed to create an enriching customer experience through technology and personalized customer service. We opened our first flagship retail location in New York City in 2020, and our intention is to have a very selective presence with flagship locations in key cities around the globe. We believe retail stores will be a key growth pillar in China. We currently operate four mall-based mono-brand stores in Shanghai and Chengdu and are preparing to open additional similar-format stores in China in 2021. We primarily target premium shopping locations in major cities where we are able to directly connect with customers who we believe will connect with On. We believe that our multi-channel approach will create a synergetic uplift for physical and digital DTC sales.

Leverage Innovation Leadership to Broaden Product Portfolio

We founded On with a view of making movement more effortless and comfortable. Since our founding in 2010, we have expanded our focus beyond runners and their shoes. Our innovation teams are including Swiss engineered technology in our products that can be worn while running, exploring or simply during all-day activities. We believe we can leverage our expertise in running to improve the functionality of products in adjacent lifestyles, including fitness, everyday use, outdoors and most recently tennis, and to broaden our product portfolio from footwear to apparel and accessories. While we expect to always be deeply rooted in running, consumers around the world have shown an interest in our other products, significantly increasing On’s total addressable market.

Continue to Drive Operational Excellence

As we scale our business, we plan to continue leveraging our brand and powerful business model to drive operational efficiencies and improved financial and operating performance in the following ways:

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Insourcing of product development and Vietnam-European Union Free Trade Agreement. In 2020, On successfully completed the insourcing of product development from an external sourcing agent. Consequently, all products purchased as of 2021 are no longer subject to a sourcing fee. As of August 2020, On benefits from the newly established free trade agreement between the EU and Vietnam. The full impact is expected to materialize in 2021, and we expect a continued positive impact on our margins going forward.

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Strong channel profitability and mix. We intend to expand our DTC channel in high-value markets that can support the profitable rollout of e-commerce and select retail stores. We believe this will allow us to maintain our high levels of gross margin in our e-commerce led DTC channel.

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Conversion of distributor markets. As of June 30, 2021, On worked with distribution partners in 25 countries. As we grow, we expect to transition some of those distributor markets to a direct retail distribution system, which will allow us to more efficiently and profoundly influence the customer experience.

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Operating Leverage. We have invested ahead of our growth in all areas of the business and have built highly scalable business processes, including design and manufacturing, multi-channel distribution and corporate infrastructure. As we continue our growth trajectory, we expect to realize economies of scale. At the same time, we plan to continue to invest into all areas of the business as part of our geographical and product expansion.

Looking toward the future, we believe that these initiatives will provide a robust foundation for growth and position us to continue capturing market share.

Risk Factors Summary

Investing in our Class A ordinary shares involves risk. The risks described in “Risk Factors” in this prospectus may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our growth strategy. Some of the more significant risks include the following:

Risks Related to Our Business, Business Strategy and Industry

•	Our business depends on the strength of our premium brand, and if we are not able to maintain and enhance our brand, our results of operations may be adversely impacted.

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We may receive negative publicity if we do not meet expectations of transparency with respect to our business practices, which could harm our brand image. Additionally, if our independent contract manufacturers or other suppliers fail to implement socially and environmentally responsible business practices or fail to comply with applicable laws and regulations or our applicable guidelines, we may be subject to fines, penalties or litigation and our brand image could also be harmed due to negative publicity.

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We rely on technical innovation, unique designs and high-quality products to compete in the market for our products. If we fail to continue to innovate and provide consumers with design features and new technologies that meet their expectations, we may not be able to generate sufficient consumer interest in our athletic and technical footwear, apparel and accessories to remain competitive.

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We may not be able to successfully implement our growth strategies on a timely basis or at all. Additionally, implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and results of operations.

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Because our business is highly concentrated on a single, discretionary product category, namely footwear, apparel and accessories, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.

•	Sales of footwear, apparel and accessories may not continue to increase, and this could impair our ability to innovate and grow our business.

•	We have generated net losses in the past and may incur net losses in the future.

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We operate in a highly competitive market and the size and resources of some of our competitors may allow them to impose pricing pressures or compete more effectively than we can, resulting in a loss of our market share and a decrease in our net sales and profitability.

•	Competitors have and will likely continue to attempt to imitate our premium products and technology and divert sales.

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Our plans to innovate and expand our product offerings may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our net sales and profitability.

Risks Related to our Operations, Distribution Network and Suppliers

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We have grown rapidly in recent years and we have limited operating experience at our current scale of operations. If we are unable to manage our operations at our current size or to manage any future growth effectively, our brand image and financial performance may suffer.

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Our growth strategy involves the continued expansion of our DTC channel, including our own retail stores and e-commerce platform, which may present risks and challenges with which we have limited experience.

•	Our financial success may be impacted by the strength of our relationships with our retail partners and is dependent on the success of these retail partners.

•	We could experience significant disruptions in supply from our current or future sources.

•	Our success is substantially dependent on the continued service of our senior management.

•	If we are unable to attract, assimilate and retain new team members, we may not be able to grow or successfully operate our business.

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Our business or our results of operations could be harmed if we or our retail partners are unable to accurately forecast demand for our products or if we are unsuccessful at managing product manufacturing decisions.

Risks Related to Our Intellectual Property and Information Technology

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If we are unable to obtain, maintain, protect and enforce our intellectual property rights for the products we develop, or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our business may be adversely affected.

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Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

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We license intellectual property rights from third-party owners. If we fail to comply with our obligations in any current or future agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

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A security breach or other disruption to our information technology (“IT”) systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of customer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with customers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations.

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Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

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We rely on a large number of complex IT systems. The integration of these IT systems may not be successful. Any failure to operate, maintain and upgrade our IT systems may materially and adversely affect our operations.

Risks Related to Our Financial, Accounting and Tax Matters

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We plan to primarily use cash from operations to finance our growth strategy, but may need to raise additional capital that may be required to grow our business, which we may not be able to raise on terms acceptable to us or at all.

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We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

•	Our financial results may be adversely affected if substantial investments in businesses and operations fail to produce expected returns.

•	If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

•	We identified a material weakness in our internal control over financial reporting, and any failure to maintain effective internal control over financial reporting could harm us.

•	Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our share price.

•	Fluctuations in foreign currency exchange rates could harm our net sales, results of operations and the price of our Class A ordinary shares.

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We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in Switzerland, the United States or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate.

•	If we are a “passive foreign investment company,” or a PFIC, in the year of the offering or in any future year, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.

Risks Related to Legal and Regulatory Compliance

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Changes to trade policies, tariffs and import/export regulations in the United States, EU and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.

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Our marketing programs, e-commerce initiatives and use of customer information are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.

•	We may become involved in legal or regulatory proceedings and audits.

Risks Related to Our Class A Ordinary Shares and the Offering

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The dual class structure of our ordinary shares and the existing ownership of Class B voting rights shares by our extended founder team have the effect of concentrating voting control with our extended founder team for the foreseeable future, which will limit or preclude your ability to influence corporate matters.

•	Our dual class structure may depress the trading price of our Class A ordinary shares.

•

There is no existing market for our Class A ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Corporate Structure

A simplified organizational chart showing certain legal entities within our corporate structure is set forth below (all subsidiaries are, directly or indirectly, 100% owned by On Holding AG):

Corporate Information

We were incorporated as a corporation (Aktiengesellschaft) under the laws of Switzerland on September 28, 2012. We are registered in the commercial register of the Canton of Zurich under company number CHE-137.374.435. Our principal executive offices are located at Pfingstweidstrasse 106, 8005 Zürich, Switzerland. Our telephone number at this address is +41 44 225 15 77.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.on-running.com. The information contained on our website is not a part of this prospectus.

Share Capital Reorganization

Immediately prior to the completion of this offering, our issued and outstanding share capital consists of 245,740,000 Class A ordinary shares and 345,437,500 Class B voting rights shares, after giving effect to (i) an increase of the par value of each of our Class A ordinary shares and Class B voting rights shares from (x) CHF 10 par value per share to CHF 125 par value per share and (y) CHF 1 par value per share to CHF 12.50 par value per share, respectively, by converting capital reserves into share capital (the “Par Value Increase”) and (ii) a 1:1,250 share split of all issued shares (and outstanding awards under our equity incentive plans) resulting in a par value per share for our Class A ordinary shares and Class B voting rights shares of CHF 0.1 and 0.01, respectively (the “Share Split” and, together with the Par Value Increase, the “Share Capital Reorganization”), which was effected on August 19, 2021. In addition to the Share Capital Reorganization, we issued 25,000,000 Class A ordinary shares that are held by the Company in treasury and therefore are not outstanding. See “Description of Share Capital and Articles of Associations—Share Capital.”

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in net sales during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include:

•

a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this registration statement;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•

to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual net sales, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.07 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced requirements. We have taken advantage of certain of these reduced reporting requirements in this prospectus, and we may elect to do so in future filings and if we do, the information that we provide shareholders may be different than you might get from other public companies in which you hold equity.

While the JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, this transition period is only available to emerging growth companies that report their financial statements under U.S. generally accepted accounting principles (“U.S. GAAP”), or in the case of foreign private issuers, reconcile their home country GAAP financial statements to U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of Being a Controlled Company

After the completion of this offering, our extended founder team will control a majority of the combined voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance rules. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We may take advantage of certain of these exemptions, and, as a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A ordinary shares. You should carefully read this entire prospectus before investing in our Class A ordinary shares including “Risk Factors” and our consolidated financial statements.

Issuer	On Holding AG

Class A ordinary shares offered by us	We are offering Class A ordinary shares.

Class A ordinary shares offered by the selling shareholders	The selling shareholders are offering Class A ordinary shares.

Over-allotment option	We have granted the underwriters the right to purchase up to an additional Class A ordinary shares from us within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.

Class A ordinary shares to be outstanding after this offering	shares ( shares if the underwriters’ over-allotment option is exercised in full).

Class B voting rights shares to be outstanding after this offering	shares.

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $ . The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A ordinary shares and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures.

We will not receive any of the proceeds from the sale of the Class A ordinary shares by the selling shareholders.

Voting rights	We have two classes of authorized ordinary shares: Class A ordinary shares and Class B voting rights shares. Class A ordinary shares and Class B voting rights shares are identical, except with respect to par value (based on which entitlements to dividends and other distributions are calculated), voting power, conversion and transfer rights. Class A ordinary shares have a par value of CHF 0.10 and Class B voting rights shares have a par value of CHF 0.01, and as a result, on a capital-invested basis, each Class B voting rights share has ten times the voting power of each Class A ordinary share.

All of the Class B voting rights shares will be beneficially owned by our extended founder team. Immediately following the closing of this offering, our extended founder team will beneficially own Class B voting rights shares representing % of the combined voting power of our outstanding ordinary shares. As a result, our extended founder team will be able to control the outcome of substantially all matters submitted to a vote of our shareholders, including the election of directors, amendments to our charter and mergers or other business combinations.

Class B voting rights shares conversion rights	Subject to the terms and conditions of our articles of association as well as a shareholders’ agreement to be entered into among the Company and our extended founder team, Class B voting rights shares may only be held by our extended founder team or trusts, non-profit or other corporations or partnerships controlled by them (a “founder family entity”). Class B voting rights shares are subject to transfer restrictions contained in the Company’s articles of association and described in more detail under “Description of Share Capital and Articles of Association—Ordinary Shares.” Prior to any transfer of Class B voting rights shares to any person that is neither member of the extended founder team nor a founder family entity, the members of the extended founder team will be required to vote for the conversion of such Class B voting rights shares to Class A ordinary shares. In addition, the members of the extended founder team will be required to vote for the conversion of all Class B voting rights shares into Class A ordinary shares on a ten-for-one basis upon the occurrence of certain events, namely, upon the occurrence of (i) certain “general sunset” events, including such time that (a) the extended founder team ceases to hold at least 65% of the aggregate number of Class B voting rights shares held by them immediately following this offering; or (b) fewer than two members of the extended founder team continue to hold Class B voting rights shares; and (ii) certain “individual sunset” events, including but not limited to, such time that (x) an individual member of the extended founder team ceases to hold at least 65% of the number of Class B voting rights shares held by such individual immediately following this offering; and (y) a member of the extended founder team is no longer acting as a member of the executive committee of the Company or serving in an advisory role with the Company or its controlled affiliates, subject, in the case of the “individual sunset” events, to the right of first refusal of the other members of the extended founder team to purchase such shares. See “Description of Share Capital and Articles of Association—Ordinary Shares.”

Listing	We have applied to list our Class A ordinary shares on the NYSE under the symbol “ONON.”

Dividend policy	The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders.

Directed share program	At our request, the underwriters have reserved % of the Class A ordinary shares offered by this prospectus for sale, at the initial public offering price, to certain of our directors and officers, employees, business partners, retail partners and related persons. Except for reserved shares purchased by our executive officers and directors, these reserved Class A ordinary shares will not be subject to lock-up restrictions. The number of Class A ordinary shares available for sale to the general public will be reduced to the extent these persons purchase such reserved Class A ordinary shares. Any reserved Class A ordinary shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other Class A ordinary shares offered by this prospectus. See “Underwriting—Directed Share Program.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A ordinary shares.

Unless otherwise indicated, historical share and per-share information contained in this prospectus does not give effect to the Share Capital Reorganization. In addition, except as otherwise noted, all information contained in this prospectus assumes:

•	no exercise of the option granted to the underwriters to purchase up to additional Class A ordinary shares to cover over-allotments, if any, in connection with the offering;

•	an initial public offering price of $ per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	no purchase of Class A ordinary shares in this offering by directors, officers or existing shareholders (including pursuant to such person’s participation in our Directed Share Program); and

•	no exercise of our outstanding options (as set forth below).

The number of Class A ordinary shares and Class B voting rights shares that will be outstanding after this offering gives effect to the Share Capital Reorganization and is based on 245,740,000 Class A ordinary shares outstanding as of August 19, 2021 and 345,437,500 Class B voting rights shares outstanding as of August 19, 2021, and excludes:

•

607,500 Class A ordinary shares issuable on the exercise of outstanding options under our 2020 LTIP for which the vesting condition will be satisfied no later than 75 days after the date of this offering subject to such participant’s continued employment on the date of this offering, with a weighted-average exercise price of CHF 7.14 per share (or $7.76 per share);

•	865,000 Class A ordinary shares issuable on the exercise of outstanding options under our 2018 LTIP, with a weighted-average exercise price of CHF 2.97 per share (or $3.23 per share);

•	1,911,250 Class A ordinary shares that are issuable upon settlement of outstanding options under our 2018 LTPP, which have previously vested;

•	542,500 Class A ordinary shares that are issuable upon settlement of outstanding options under our 2018 LTPP, for which the vesting conditions have not been satisfied;

•

1,207,500 Class A ordinary shares that are issuable upon settlement of outstanding phantom awards under our 2018 OEPP for which we expect the vesting condition will be satisfied no later than 75 days after the date of this offering subject to such participant’s continued employment on the date of this offering and which will automatically convert into Class A ordinary shares at such time;

•

10,552,670 Class B voting rights shares and 5,504,433 Class A ordinary shares issuable on the exercise of options that we expect to grant under our 2020 LTIP no later than 75 days after the date of this offering subject to such participant’s continued employment on the date of this offering, which will vest at the time of grant, and which have a weighted-average exercise price of CHF 0.71 per share (or $ 0.77 per share) and CHF 7.46 per share (or $8.11 per share), respectively;

•

                Class A ordinary shares to be issued under the Founders Plan (as defined herein) to certain employees who are not eligible to receive grants under our existing equity incentive plans (the “Founder Grants”), (based on an assumed initial offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus of the estimated offering price range set forth on the cover page of this prospectus); and

•

5,259,830 Class B voting rights shares and 2,951,029 Class A ordinary shares reserved for issuance under our 2020 LTIP, after taking into account the issuances described above, as more fully described in the section titled “Management—Equity Incentive Plans.”

SUMMARY FINANCIAL AND OTHER INFORMATION

The summary consolidated income statement data for the years ended December 31, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

The summary consolidated financial data as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020 have been derived from the unaudited consolidated interim financial statements for On Holding AG and subsidiaries included elsewhere in this prospectus, which in the opinion of our management, includes all adjustments necessary to present fairly our results of operations and financial condition at the date and for the periods presented. Our historical results are not necessarily indicative of the results of operations that you should expect for the year ended December 31, 2021 or any other period.

We maintain our books and records in Swiss francs and prepare our consolidated financial statements in accordance with IFRS.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	For the Six-Month Period Ended June 30,		For the Years Ended December 31,
	2021	2020	2020	2019
	(thousands of CHF, except for per share amounts)
Consolidated income statements data:
Net sales	315,454	170,918	425,295	267,120
Cost of sales	(128,275)	(74,914)	(194,190)	(124,003)

Gross profit	187,179	96,004	231,105	143,117
Selling, general and administrative expenses	(174,700)	(125,319)	(248,199)	(137,428)

Operating result	12,480	(29,315)	(17,094)	5,689
Financial income	12	13	27	47
Financial expenses	(1,543)	(465)	(940)	(697)
Foreign exchange result	2,299	(643)	(6,434)	(1,893)

(Loss)/Income before taxes	13,248	(30,410)	(24,441)	3,147

Income taxes	(9,490)	(2,642)	(3,083)	(4,620)

Net income / (loss)	3,759	(33,052)	(27,524)	(1,473)

Earnings per share
Basic Class A (CHF)	16.72	(159.43)	(129.50)	(7.87)
Diluted Class A (CHF)	16.57	(159.43)	(129.50)	(7.87)
Pro forma earnings per share(1)
Basic Class A (CHF)	0.01	(0.13)	(0.10)	(0.01)
Diluted Class A (CHF)	0.01	(0.13)	(0.10)	(0.01)

	As of June 30, 2021
	Actual	As Adjusted(2)(3)
	(thousands of CHF)
Consolidated balance sheet data:
Cash and cash equivalents	106,649
Working capital(4)	195,233
Total assets	635,694
Total shareholders’ equity	268,565

(1)

Pro forma amounts give effect to the Share Capital Reorganization. The weighted-average number of shares used to compute pro forma basic earnings per share for the six-month periods ended June 30, 2021 and June 30, 2020 was 267,513,347 and 259,147,500, respectively. The weighted-average number of shares used to compute pro forma basic earnings per share for the years ended December 31, 2020 and December 31, 2019 was 265,685,000 and 233,957,500, respectively. The weighted-average number of shares used to compute pro forma diluted earnings per share for the six-month periods ended June 30, 2021 and June 30, 2020 was 269,978,156 and 267,064,703, respectively. The weighted-average number of shares used to compute pro forma diluted earnings per share for the years ended December 31, 2020 and December 31, 2019 was 274,448,750 and 237,732,500, respectively.

(2)

As adjusted amounts give effect to the issuance and sale of                  Class A ordinary shares by us in the offering at an assumed initial public offering price of $         per Class A ordinary share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, as set forth under “Use of Proceeds.” See “Use of Proceeds” and “Capitalization.”

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per Class A ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of as adjusted cash and cash equivalents, working capital, total assets, and shareholders’ equity by $                million (CHF                  million), assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 in the number of Class A ordinary shares offered by us would increase (decrease) each of as adjusted cash and cash equivalents, working capital, total assets and shareholders’ equity by $                 million (CHF                  million), assuming the assumed initial public offering price of $                 per Class A ordinary share remains the same, and after deducting the estimated underwriting discounts and commissions.

(4)	Working capital is defined as current assets less current liabilities.

	For the Six-Month Period Ended June 30,		For the Years Ended December 31,
	2021	2020	2020	2019
	(thousands of CHF, except for percentages and per share amounts)
Key Operating and Financial Metrics(4)
Net income / (loss)	3,759	(33,052)	(27,524)	(1,473)
Operating result	12,480	(29,315)	(17,094)	5,689
Adjusted EBITDA(5)(6)	47,299	15,975	49,762	29,869
Adjusted EBITDA Margin(5)(7)	15.0%	9.3%	11.7%	11.2%
Adjusted Net Income(5)(8)	27,791	(5,763)	22,828	16,771
Basic EPS Class A (CHF)(9)	16.72	(159.43)	(129.50)	(7.87)
Diluted EPS Class A (CHF)(9)	16.57	(159.43)	(129.50)	(7.87)
Pro Forma Basic EPS Class A (CHF)(1)(9)	0.01	(0.13)	(0.10)	(0.01)
Pro Forma Diluted EPS Class A (CHF)(1)(9)	0.01	(0.13)	(0.10)	(0.01)
Adjusted EPS Class A (CHF)(5)(10)	123.63	(27.80)	107.40	89.60
Adjusted Diluted EPS Class A (CHF)(5)(11)	122.51	(26.97)	103.97	88.18
Pro Forma Adjusted EPS Class A (CHF)(1)(5)(9)	0.10	(0.02)	0.09	0.07
Pro Forma Adjusted Diluted EPS Class A (CHF)(1)(5)(11)	0.10	(0.02)	0.08	0.07

	As of
	June 30, 2021	December 31, 2020	December 31, 2019
	(thousands of CHF)
Net Working Capital(5)(12)	155,503	112,966	69,547

(5)

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” included elsewhere in this prospectus for our definitions of these metrics and reconciliations to the nearest non-IFRS measure.

(6)

We calculate Adjusted EBITDA as net income / (loss), adjusted to exclude: (i) income tax expense, (ii) financial income, (iii) financial expenses, (iv) foreign exchange result, (v) depreciation and amortization, (vi) share-based compensation expense and (vii) transaction costs related to this offering. Adjusted EBITDA is a financial measure which is not calculated in accordance with IFRS. See section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for more information, including the limitations of such measure and a reconciliation of Adjusted EBITDA to net income / (loss) for the periods presented.

(7)

We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by our net sales. Adjusted EBITDA Margin is a financial measure which is not calculated in accordance with IFRS. See section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for more information, including the limitations of such measure and a reconciliation of Adjusted EBITDA Margin to net income / (loss) for the periods presented.

(8)

We calculate Adjusted Net Income as net income / (loss), adjusted to exclude: (i) share-based compensation expense and (ii) transaction costs related to this offering, and to include the tax effect of the adjustments. Adjusted Net Income is a financial measure which is not calculated in accordance with IFRS. See section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for more information, including the limitations of such measure and a reconciliation of Adjusted Net Income to net income / (loss) for the periods presented.

(9)

Our basic and diluted share counts for the periods presented are the same; potential ordinary shares to be issued upon exercise of options are excluded from the diluted earnings per share calculation as their effect was antidilutive.

(10)

We calculate Adjusted EPS as Adjusted Net Income divided by the weighted average number of ordinary shares outstanding during the period. Adjusted EPS is a financial measure which is not calculated in accordance with IFRS. See section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for more information, including the limitations of such measure and a calculation of Adjusted EPS for the periods presented.

(11)

We calculate Adjusted Diluted EPS as Adjusted Net Income divided by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. Adjusted Diluted EPS is a financial measure which is not calculated in accordance with IFRS. See section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for more information, including the limitations of such measure and a calculation of Adjusted Diluted EPS for the periods presented.

(12)

We calculate Net Working Capital as trade receivables, plus inventories, minus trade payables. Net Working Capital is a financial measure which is not calculated in accordance with IFRS. See section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for more information, including the limitations of such measure and a calculation of Net Working Capital for the periods presented.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our Class A ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our Class A ordinary shares could decline and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our company or investments worldwide described below and elsewhere in this prospectus.

Risks Related to Our Business, Business Strategy and Industry

Our business depends on the strength of our premium brand, and if we are not able to maintain and enhance our brand, our results of operations may be adversely impacted.

The “On” name, our claims (such as “Running on Clouds”), our product or technical-related trademarks (such as “Cloud,” “Cloudsurfer,” “Cloudswift,” and “CloudTec,” among others), our designs and technical patents (such as the “Speedboard”) and our premium performance brand image are integral to our business, and to the implementation of our strategies for expanding our business. We believe that the brand image we have cultivated has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our premium brand may require us to make substantial investments in areas such as product design, intellectual property (such as patents and trademarks), marketing, operations, community relations, employee training and our wholesale and DTC channels, such as investments in additional distribution partnerships, the opening of new physical and e-commerce stores and other e-commerce projects, and these investments may not be successful.

We anticipate that, as our business expands into new markets and new product categories, maintaining and enhancing our brand may become difficult and require expending significant resources. If these or similar efforts in the future are not successful, our brand may be adversely impacted. Even if such efforts are commercially successful, they may dilute our image in our core running market. Conversely, as we penetrate these new markets and our brand becomes more widely available, it could potentially detract from the appeal stemming from the relative novelty and scarcity of our brand. Our brand may be adversely affected if our public image or reputation is tarnished by negative publicity, which may occur due to quality issues relating to our production in China or Vietnam, or our use of certain raw materials or product-related environmental concerns. Furthermore, our exposure to social media platforms may accelerate and aggravate such negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products, unfair labor practices and failure or legal limitations to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to be a leader in premium performance footwear, the apparel and accessories industry and to continue to offer a range of high-quality products to our customers, which we may not execute successfully. Any of these factors could harm our sales, profitability, financial condition or the price of our Class A ordinary shares.

A key element of our growth strategy is innovation, product development and expansion of our product offerings into new product categories. However, we may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers. As of June 30, 2021, our products are available at approximately 8,100 retail stores across more than 50 countries. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our premium functional products as compared to traditional footwear, apparel and accessories. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.

We may receive negative publicity if we do not meet expectations of transparency with respect to our business practices, which could harm our brand image. Additionally, if our independent contract manufacturers or other suppliers fail to implement socially and environmentally responsible business practices or fail to comply with applicable laws and regulations or our guidelines, we may be subject to fines, penalties or litigation and our brand image could also be harmed due to negative publicity.

Our core values, which include developing high-quality products in a socially and environmentally responsible manner, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. Parties active in promoting ethical business practices, in addition to evaluating the substance of companies’ practices, also often scrutinize companies’ transparency as to such practices and the policies and procedures they use to ensure compliance by their suppliers and other business partners. Prior to this offering, we have been a private company, and so do not have extensive experience in assembling and disclosing information on such matters as required for public companies or as may be expected by such parties. Moreover, we do not expect as a general matter to publicly disclose information that we deem competitively sensitive, except as required by law. If we do not meet the transparency standards expected by parties active in promoting ethical business practices, we may be subject to negative publicity, regardless of whether the actual labor and other business practices adhered to by us and our independent manufacturers satisfy substantive expectations of ethical business practices. In addition, we may fail to, or only partially, achieve our sustainability and environmental commitments, which could also result in negative publicity. Such negative publicity could be accelerated through social media channels and harm our reputation, brand image, business, results of operations, financial condition and the price of our Class A ordinary shares.

While we are conscious and strategic with our choices of our business partners and require, as part of our supply contract, compliance with our Supplier Code of Conduct and our standards, we do not control our manufacturing suppliers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines or applicable laws. A failure by our suppliers to comply with such requirements could, in turn, lead to reduced sales by us as the result of recalls or adverse consumer reactions, damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

In addition, certain jurisdictions in which we sell have various regulations related to manufacturing processes and the chemical content of our products, including their component parts. Monitoring compliance by our contract manufacturing and other suppliers is complex, and we are reliant on their compliance reporting in order to comply with regulations applicable to our products. We may be subject to investigations, enforcement proceedings or claims arising from our supplier’s actual or alleged noncompliance with regulations and statutes and/or to claims relating to alleged personal injury, such as California’s Proposition 65. The expectations of NGOs, consumers or any other third parties regarding social and environmentally responsible business practices continually evolve and may be substantially more demanding than applicable legal requirements. Socially and environmentally responsible business practices are also driven in part by legal and political developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings, which can quickly lead to negative publicity and boycotts. Accordingly, we cannot predict how such regulations or expectations might develop in the future and cannot be certain that our guidelines or current practices would satisfy all parties who are active in monitoring our products or other business practices worldwide. Our exposure on social media platforms may accelerate and aggravate such negative publicity and boycott risks not only related to potential non-compliance, but also related to geopolitical developments and related controversial public discussions, such as the current discussions regarding brands sourcing their products from China, which NGOs and others requesting to boycott due to China’s handling of minorities. Also, China has previously placed pressure and obstacles on international companies who criticize Chinese politics, and may continue to do so in the future. A failure by our suppliers to comply with such requirements could, in turn, lead to reduced sales by us as the result of recalls or adverse consumer reactions, damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

We rely on technical innovation, unique designs and high-quality products to compete in the market for our products. If we fail to continue to innovate and provide consumers with design features and new technologies that meet their expectations, we may not be able to generate sufficient consumer interest in our athletic and technical footwear, apparel and accessories to remain competitive.

Innovation is at the core of our business, and we must continue to invest in research and development in connection with the innovation, patents and design of our footwear, apparel and accessories in order to attract and retain consumers. If we are unable to anticipate consumer preferences or industry changes, or if we are unable to modify our products on a timely basis, we may lose customers or become subject to greater pricing pressures. Our operating results would also suffer if our innovations and designs do not respond to the needs and demands of our customers, are not appropriately timed with market opportunities or are not effectively brought to market. Any failure on our part to innovate and design new products or modify existing products will harm our brand image and could result in a decrease in our net sales and an increase in our inventory levels. In addition, we may not be able to generate sufficient consumer interest in our athletic and technical apparel and accessories to remain competitive.

In particular, technical innovation, our unique designs and quality control in the design and manufacturing process of athletic and technical footwear, apparel and accessories is essential to the commercial success of our products. Research and development play a key role in technical innovation. We rely upon specialists in the fields of biomechanics, chemistry, exercise physiology, engineering, digital technologies, industrial design, sustainability and related fields, as well as research and advisory boards made up of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists and other experts to develop and test our performance products. While we strive to produce products that help to enhance athletic performance and maximize comfort, consumer demand for our products could decline, if we fail to introduce technical innovation in our products. In addition, if we experience problems with the quality of our products, we may incur substantial expense to remedy the problems and loss of consumer confidence and loyalty, which could negatively impact our business, results of operations, financial condition and the price of our Class A ordinary shares.

We may not be able to successfully implement our growth strategies on a timely basis or at all. Additionally, implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and results of operations.

Our future success depends, in large part, on our ability to implement our growth strategies, including expanding our product offerings to earn more share of customers’ closets, continuing to engage in customer acquisition and retention efforts that drive long-term customer relationships and continuing to grow our business. Our ability to implement these growth strategies depends, among other things, on our ability to:

•	manage our risks associated with regard to third-party distribution and expand our product offerings;

•	increase our brand recognition by effectively implementing our multi-channel strategy alongside our network of retail relationships without compromising our premium customer experience;

•	increase customer engagement with our digital platforms;

•	leverage our investments in our human capital and operational infrastructure to drive traffic and customer acquisition;

•	expand and diversify our wholesale channel and accelerate partnerships with digital pure play retailers; and

•	enter into distribution and other strategic arrangements with potential distributors of our products in order to better influence customer experience at better cost efficiency.

We may not be able to successfully implement our growth strategies and may need to change them. If we fail to implement our growth strategies or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, results of operations, financial condition and the price of our Class A ordinary shares may be materially and adversely affected.

Because our business is highly concentrated on a single, discretionary product category, namely footwear, apparel and accessories, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.

Our business is not currently diversified and consists primarily of designing and distributing footwear, apparel and accessories. In 2020, our main product category across all seasons, our footwear, was made up of over 30 styles and comprised a significant majority of our sales. Consumer preferences often change rapidly, and demand for our products is substantially dependent on our ability to attract customers who are willing to pay a higher price for our premium products. We believe there are a number of factors that may affect the demand for our products, including:

•	brand loyalty;

•	consumer perceptions of, and preferences for, our products and brands, including as a result of evolving ethical or social standards;

•	seasonality;

•	consumer acceptance of our new and existing products, including our ability to develop new products that address the needs and preferences of new consumers;

•	consumer demand for products of our competitors;

•	publicity, including social media, related to us, our products, our brands, our marketing campaigns and our celebrity endorsers;

•	the extent to which consumers view certain of our products as substitutes for other products we manufacture;

•	the life cycle of our products and consumer replenishment behavior;

•	changes in consumer confidence and buying patterns, and other factors that impact discretionary income and spending;

•	legislation restricting our ability to use certain materials in our products;

•	changes in general economic, political, and market conditions; and

•	pandemics or other outbreaks of illness or disease, such as the COVID-19 pandemic.

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Any future shifts in consumer preferences away from retail spending for footwear, apparel and accessories would also have a material adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.

In addition, we believe that continued increases in sales of footwear, apparel and accessories will largely depend on customers continuing to demand technical superiority from their premium products. If the number of customers demanding footwear, apparel and accessories does not continue to increase, or if our customers are not convinced that our footwear, apparel and accessories are more functional, stylish or technically superior than other footwear, apparel and accessories alternatives, we may not achieve the level of sales necessary to support new growth platforms and our ability to grow our business will be severely impaired.

Sales of footwear, apparel and accessories may not continue to increase, and this could impair our ability to innovate and grow our business.

We believe that continued increases in sales of footwear, apparel and accessories will largely depend on customers continuing to demand footwear, apparel and accessories designed for specific athletic pursuits such as running. If the number of customers demanding footwear, apparel and accessories does not continue to increase, the trend of increased focus on health and wellness or the associated growth in exercise subsides, the appeal of high-technology footwear, apparel and accessories diminishes, the style of our athletic and technical footwear, apparel and accessories falls out of fashion with customers or customers engaging in athletic pursuits are not convinced that our footwear, apparel and accessories are a better choice than traditional alternatives, our ability to innovate and grow our business will be severely impaired, and our business, results of operations, financial condition and the price of our Class A ordinary shares may be adversely impacted.

We have generated net losses in the past and may incur net losses in the future.

For the years ended December 31, 2020 and 2019, we generated net losses of CHF 27.5 million and CHF 1.5 million, respectively. For the six-month periods ended June 30, 2021 and 2020, we generated net income of CHF 3.8 million and net losses of CHF 33.1 million, respectively. We will need to generate and sustain increased net sales and net income levels in future periods in order to increase profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. We intend to continue to expend significant funds to grow our business, and we may not be able to increase our net sales enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve or sustain profitability, our business, results of operations, financial condition and the price of our Class A ordinary shares may be adversely impacted.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to impose pricing pressures or compete more effectively than we can, resulting in a loss of our market share and a decrease in our net sales and profitability.

The market for footwear, apparel and accessories is highly fragmented and extremely competitive. We compete directly against wholesalers and direct retailers of footwear, apparel and accessories. Because of the fragmented nature of the marketplace, we also compete with other apparel sellers, including those who do not specialize in footwear, apparel and accessories. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, technological and engineering resources, research and development, store development, marketing, distribution and other resources than we do. We may face intense pressure with respect to competition for key customer accounts and distribution channels. Because of the highly competitive nature of our industry, we may face increased pressure from our competitors to lower our prices for our products, which may adversely impact consumer demand for our products, our brand image, our realized margins, our net sales and results of operations. Furthermore, we believe that our key customers face intense competition from other department stores, sporting goods stores, retail specialty stores, and online retailers, among others, which could negatively impact the financial stability of their businesses and their ability to conduct business with us. These factors may result in a loss of our market share, a decrease in our net sales and profitability or negative impacts to our business, results of operations, financial condition and the price of our Class A ordinary shares.

Competitors have and will likely continue to attempt to imitate our premium products and technology and divert sales.

As our business has expanded, our competitors have imitated, and will likely continue to imitate, our premium product designs and branding, which could harm our business, results of operations, financial condition and the price of our Class A ordinary shares. Also, any theft, piracy or leaking, such as through industrial espionage, of our technologies, materials or trade secrets could cause harm to our brand and business. Competitors who flood the market with products seeking to imitate our products could divert sales and dilute the value of our brand. Continued sales of competing products by our competitors could harm our brand and adversely impact our business, financial condition and results of operations. While we rely on a variety of intellectual property laws and procedures to protect our competitive position, intellectual property protection has its limitations. For more information, please see “—Risks Related to Our Intellectual Property and Information Technology—If we are unable to obtain, maintain, protect and enforce our intellectual property rights for the products we develop, or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our business may be adversely affected.”

Our plans to innovate and expand our product offerings may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our net sales and profitability.

In addition to our DTC strategy and the expansion of our geographic footprint, we plan to grow our business by innovating and expanding our product offerings. The principal risks to our ability to successfully carry out our plans to expand our product offering include:

•	if our expanded product offerings fail to maintain and enhance our distinctive brand identity and premium quality, our brand image may be diminished, and our sales may decrease;

•	our innovations, such as the subscription-based sales model we are introducing with our Cyclon footwear, may fail to be financially viable or may not be well received by our customers or the market;

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implementation of our plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems; and

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incorporation of novel materials or features into our footwear, apparel and accessories may not be accepted by our customers or may be considered inferior to similar products offered by our competitors.

Moreover, our ability to successfully carry out our plans to expand our product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and styles. These plans could be abandoned, could cost more than anticipated, could impact the quality of our products and could divert resources from other areas of our business, any of which could negatively impact our competitive position, reduce our net sales and profitability or negatively impact the price of our Class A ordinary shares.

Our limited operating experience and brand recognition in new markets may limit our expansion strategy and cause our business and growth to suffer.

Our future growth depends, to a considerable extent, on our efforts to expand our markets and also on our success in entering new markets throughout the world that we deem attractive. While our headquarters are in Switzerland, we sell our footwear, apparel and accessories globally. For the year ended December 31, 2020, 49%, 44% and 5% of our sales were to customers in North America, Europe and Asia, respectively. For the six-month period ended June 30, 2021, 52%, 41% and 6% of our sales were to customers in North America, Europe and Asia, respectively. We also have limited experience with regulatory environments and market practices outside of Europe and the United States, and cannot guarantee that we will be able to penetrate or successfully operate in any such markets. In connection with our initial expansion efforts, especially in the United States, we have encountered increased costs of operations resulting from higher customs and payroll expenses and from new and different business requirements generally. In connection with our continued expansion efforts throughout the world, we have encountered, and expect to continue to encounter, a number of obstacles including cultural and linguistic differences, differences in regulatory environments and market practices, difficulties in keeping abreast of market, business and technical developments and foreign customers’

tastes and preferences, as well as differences in employee expectations and working culture. We may also encounter difficulty expanding into new markets throughout the world because of limited brand recognition leading to delayed acceptance of our athletic and technical footwear, apparel and accessories by customers in these new markets. In particular, we have no assurance that our grassroots marketing efforts will prove successful outside of the geographic regions in which they have been used in Europe and the United States. The expansion into new markets may also present competitive, merchandising, forecasting and distribution challenges that are different from or more severe than those we currently face. Failure to develop new markets globally or disappointing growth outside of such markets may harm our business, results of operations, financial condition or the price of our Class A ordinary shares.

If our grassroots marketing efforts are not successful our business, results of operations and financial condition could be harmed. Additionally, the costs and return on our investments for our sports marketing sponsorships may become more challenging and this could impact the value of our brand image.

We rely principally on grassroots marketing efforts to advertise our brand. These efforts include working with select premium brand partners, such as our co-entrepreneur, Roger Federer, and local athletes chosen by us, who we refer to as our ambassadors. Our ambassadors assist us by introducing our brand and culture to the communities around our stores. Our grassroots marketing efforts must be tailored to each particular market, which may require substantial ongoing attention and resources. For instance, we must successfully identify suitable ambassadors in each of our new and existing markets. Our future growth and profitability and the vibrancy of our premium brand, particularly among running communities, will depend in part upon the effectiveness and efficiency of these grassroots marketing efforts.

An element of our marketing strategy has been to create a link in the consumer market between our products and professional and Olympic athletes, such as with Roger Federer and various triathletes around the world, and we face additional risks as a result. If we lose our celebrity endorsers, or if our celebrity endorsers engage in activities that damage our reputation (whether actual or perceived), our brand and our business could be adversely impacted. We have also developed sponsorship agreements with a variety of athletes. However, as competition in the footwear, apparel and accessories industry has increased, the costs associated with athlete sponsorships, including the costs of obtaining and retaining these sponsorships and agreements, have varied and at times increased greatly. If we are unable to maintain our current association with athletes, or to do so at a reasonable cost, we could lose the reputational benefit associated with such partnerships, and we may be required to modify and substantially increase our marketing investments. In addition, because certain sporting events, including the New York City Marathon, the 2021 Olympics and other premier athletic events, were largely cancelled or delayed due to the COVID-19 pandemic in 2020 and 2021, and future plans for these events remain uncertain, we may not realize the expected benefits of these relationships. Moreover, a failure to continue to correctly identify promising public figures to use and endorse our products or a failure to enter into cost-effective endorsement arrangements with prominent public figures could adversely affect our brand, sales and profitability.

Because we have not historically made extensive use of traditional advertising channels, such as print or television advertisements, to build our brand, if our grassroots marketing efforts or sports marketing sponsorships are not successful, there may be no immediately available alternative marketing channel for us to build awareness of our products in a manner that will be successful. This may impair our ability to successfully integrate new stores into the surrounding communities, to expand into new markets at all or to maintain the strength or distinctiveness of our brand in our existing markets. In addition, if our grassroots marketing efforts are unsuccessful and we are required to use traditional advertising channels in our overall marketing strategy, then we will incur additional expense associated with the transition to and operation of a traditional advertising channel, and we may not have the financial or other resources needed to do so successfully. Failure to successfully market our products and brand in new and existing markets could harm our premium brand, business, results of operations, financial condition and the price of our Class A ordinary shares.

If we fail to adequately continue to connect with our consumer base, it could have a material adverse effect on our business, results of operations and financial condition.

Our marketing and promotional programs, by focusing on the premium experience our products provide, are important in capturing the interest of consumers and attracting them to our products and encouraging purchases by consumers. If we fail to successfully develop and implement marketing, advertising and promotional strategies in new and existing markets, we may be unable to achieve and maintain brand awareness and consumer traffic to our sites or stores may be reduced.

We believe that much of the growth in our customer base to date has originated from our marketing strategy, including social media and other digital marketing efforts. For example, we maintain Facebook, Instagram, Twitter, WeChat, Weibo and YouTube accounts. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers and our business and financial condition may suffer. Unauthorized or inappropriate use of our social media channels could result in harmful publicity or negative consumer experiences, which could have an adverse impact on the effectiveness of our marketing in these channels. In addition, substantial negative commentary by others on social media platforms could have an adverse impact on our ability to successfully connect with consumers. In addition, if our customers believe we have failed to live up to our stated goals (whether real or perceived), including those related to ESG matters, they may use social media platforms to cause reputational damage to our brand and business. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and regulations could subject us to regulatory investigations, lawsuits, including class actions, liability, fines or other penalties. Moreover, if digital advertising platforms increase advertising expenses or change their policies in a manner that is inconsistent with our marketing strategy, our expenses may increase and the effectiveness of our digital advertising strategy may be diminished, and our growth through our DTC channels may be harmed as a result. Furthermore, an increase in the use of social media platforms for product promotion and marketing may cause an increase in our burden to monitor compliance of such platforms, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. These and other risks could adversely affect our business, results of operations, financial condition and the price of our Class A ordinary shares.

We may be adversely affected by the financial health of our retail partners and customers.

We extend credit to our retail partners based on an assessment of a customer’s financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of our products, we offer certain customers the opportunity to place orders five to six months ahead of delivery under our futures ordering program. These advance orders may be canceled under certain conditions, and the risk of cancellation may increase when dealing with financially unstable retailers or retailers struggling with economic uncertainty. In the past, some customers have experienced financial difficulties, including bankruptcies, which have had an adverse effect on our sales, our ability to collect on receivables and our financial condition. In addition, we and our retail partners could face risks from a decline in the overall level of consumer retail spending, and a weak retail environment could impact customer traffic in the stores of our retail partners and also adversely affect our net sales. Moreover, traditional brick-and-mortar retail channels have experienced low growth or declines in recent years and recent trends have increased permanent and temporary store closures. Recent years have also seen shifts in consumer preferences and purchasing practices, which may increase the difficulty for us to retain and grow our customer base. If and when the retail economy weakens or as consumer behavior shifts, retailers may be more cautious with orders. A slowing or changing economy in our key markets could adversely affect the financial health of our customers, which in turn could have an adverse effect on our results of operations and financial condition. In addition, product sales are dependent in part on high-quality merchandising and an appealing retail environment to attract consumers, which requires continuing investments by retailers. Retailers that experience financial difficulties may fail to make such investments or delay them, resulting in lower sales and orders for our products.

The COVID-19 pandemic and related government, private sector, and individual consumer responsive actions have adversely affected, and may continue to adversely affect our business operations, the operations of our suppliers and other business partners, store traffic, employee availability, and our financial condition, liquidity and cash flow.

The outbreak of the COVID-19 pandemic has been declared a pandemic by the World Health Organization and has spread across the globe. Related government and private sector responsive actions have significantly affected our business operations and those of our suppliers and other business partners, and will likely continue to do so for the foreseeable future.

We have in the past and we continue to be adversely impacted by business disruptions related to COVID-19, including disruptions to sourcing, our supply chain, our manufacturing facilities and our distribution facilities. For example, in 2020, the COVID-19 pandemic caused operations in certain of our suppliers’ facilities to be disrupted or temporarily suspended, certain of our warehouses to experience disruptions or operate at reduced capacity, and further caused us to delay our plans to expand our footwear supplier base beyond Vietnam. In addition, the recent surge of COVID-19 cases in certain countries, such as Vietnam where 97% of our footwear was produced in 2020 and a number of our suppliers’ manufacturing facilities are located, has resulted in ongoing mandatory closures of such facilities and, as a result, disruptions to our supply chain and business operations. We expect that these disruptions will continue to adversely impact our business, financial condition and results of operations for the remainder of 2021 and 2022.

The effects of the COVID-19 pandemic have also negatively impacted many of our business partners, such as the retail stores and distributers that sell our products, and are likely to continue to adversely impact some or all of such partners for the foreseeable future. Any of the foregoing could lead to their or our financial distress or bankruptcy. Moreover, the negative implications of COVID-19, including from responses to the pandemic, may not be predictable and may negatively impact our business and operations, including in ways that we do not currently anticipate. For example, certain unemployment programs instituted by governments caused our operations to experience a workforce shortage and increased costs, and similar unpredictable results of COVID-19 may cause adverse changes to our business, financial condition, results of operation and the price of our Class A ordinary shares.

The spread of COVID-19 has caused public health officials to impose restrictions and recommend precautions to mitigate the spread of the virus, especially when congregating in heavily populated areas, such as malls and fitness centers. Throughout 2020, a majority of our retail partners closed stores. At other locations, including our first flagship store in New York City which we opened in December 2020, we have implemented precautionary measures in line with guidance from local authorities. These measures include restrictions such as limitations on the number of guests allowed in our stores at any single time, minimum physical distancing requirements and limited operating hours. We do not know how the measures recommended by local authorities or implemented by us may change over time or what the duration of these restrictions will be. There is significant uncertainty regarding what the results of operations of our stores will be.

Further resurgences in COVID-19 cases could cause additional restrictions, including temporarily closing all or some of our or our retailers’ stores again. There is uncertainty over the impact of COVID-19 on the U.S., Swiss, and global economies, consumer willingness to visit stores, malls, and fitness centers and employee willingness to staff stores once they reopen. There is also uncertainty regarding potential long-term changes to consumer shopping behavior and preferences and whether consumer demand will recover when restrictions are lifted.

There is a wide range of possible outcomes regarding the nature and timing of events related to the COVID-19 pandemic. Developments, including the ultimate geographic spread and duration of the pandemic, the extent and duration of a resurgence, if any, new information concerning the severity of the COVID-19 virus, the effectiveness and intensity of measures to contain the COVID-19 virus, the availability and effectiveness of vaccines for the COVID-19 virus and the economic impact of the pandemic and the reactions to it, could have a significant adverse effect on our business, cash flows from operations and our liquidity. The extent of these developments and the related impacts are highly uncertain, and many are outside our control. Additionally, the COVID-19 pandemic could increase the magnitude of many of the other risks described in this prospectus and may have other material adverse effects on our operations that we are not currently able to predict. If our business and the markets in which we operate experience a prolonged occurrence of adverse public health conditions, such as COVID-19, it could materially adversely affect our business, financial condition, results of operations and the price of our Class A ordinary shares.

A downturn in the economy may affect consumer purchases of discretionary items, which could materially harm our sales, profitability and financial condition.

Many factors affect the level of consumer spending for discretionary items such as our footwear, apparel and accessories. These factors include general business conditions, interest and tax rates, the availability of consumer credit and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our premium footwear, apparel and accessories, tend to decline during recessionary periods when disposable income is lower, and during such periods consumers may tend to choose less costly products and turn away from our premium products. Due to our limited operating history, we have not experienced a recessionary period and can therefore not predict the effect on our sales and profitability of a downturn in the economy. However, a downturn in the economy in markets in which we sell our products may materially harm our sales, business, results of operations, financial condition and the price of our Class A ordinary shares.

Our ability to attract customers to our stores and premium products depends heavily on successfully locating our stores in suitable locations and any impairment of a store location, including any decrease in customer traffic, could cause our net sales, business and results of operations to be less than expected and adversely affect our financial condition and the price of our Class A ordinary shares.

Our approach to identifying locations for our stores and premium products typically favors street locations and lifestyle centers. As a result, our stores are typically located near retailers or fitness facilities that we believe are consistent with our customers’ lifestyle choices. Our net sales, business and results of operations at these stores are derived, in part, from the volume of foot traffic in these locations. Store locations may become unsuitable due to, and our sales volume, customer traffic and profitability generally may be harmed by, among other things:

•	economic downturns in a particular area;

•	competition from nearby retailers selling athletic apparel;

•	changing consumer demographics in a particular market;

•	changing lifestyle choices of consumers in a particular market; and

•	the closing or decline in popularity of other businesses located near our store, including as a result of the COVID-19 pandemic.

Changes in areas around our store locations that result in reductions in customer foot traffic or otherwise render the locations unsuitable could cause our sales, business and results of operations to be less than expected. While we currently sell our products through a limited number of stores that are owned and operated by us, we plan to open additional stores in the future. If our net sales, business and results of operations through stores owned and operated by us increase in the future, the risks described above may be exacerbated and may adversely affect our financial condition and the price of our Class A ordinary shares.

Risks Related to our Operations, Distribution Network and Suppliers

We have grown rapidly in recent years and we have limited operating experience at our current scale of operations. If we are unable to manage our operations at our current size or to manage any future growth effectively, our brand image and financial performance may suffer.

We have expanded our operations rapidly since our inception in 2010 and we have limited operating experience at our current size. We opened the first store with our retail partners in Switzerland in 2010 and the first store through retail partners in the United States in 2013. The first retail store owned and operated by us opened in late 2019 in China, followed by our flagship location in New York City in 2020. We have experienced substantial growth in our net sales from our inception through 2020. We expect our net sales growth rate to slow as the number of new stores that carry our products in the future declines relative to our larger retailer base. Our substantial growth to date has placed a significant strain on our management systems and resources. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other headquarters personnel. Moreover, our new innovations may require either new or different infrastructure, different relationships or processes. Our continued growth could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties would likely result in the erosion of our brand image and lead to a decrease in net sales, income from operations and the price of our Class A ordinary shares.

Our growth strategy involves the continued expansion of our DTC channel, including our own retail stores and e-commerce platform, which may present risks and challenges with which we have limited experience.

Our business involves distributing products on a wholesale basis for resale through our retail partners and also includes a multi-channel experience, including physical and online retail stores that are owned and operated by us. Growing our e-commerce platforms and the number of physical stores owned by us is essential to our growth strategy, as is innovation and expanding our product offerings available through these channels. However, we have limited operating experience executing this strategy, given the first retail store owned and operated by us opened only in late 2019 for the first time in China, followed by our flagship location in New York City in 2020. Our DTC channel continues to represent an increasing percentage of our net sales, which may expose us to other risks, including those relating to continue to grow brand awareness. This strategy has, and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce website design does not appeal to our customers, function reliably and conveniently or maintain the privacy and security of customer data, or if we are unable to consistently meet our brand promise to our customers, we may experience a loss of customer confidence or lost sales, including as a result of losing repeat customers, or be exposed to fraudulent purchases, cyberattacks or other issues which could adversely affect our reputation and results of operations.

We currently operate our online store in over 60 countries, which are serviced by our wholesale channel as well, and are planning to expand our e-commerce platform to other geographies. Existing and additional countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our international expansion. We are also exposed to the risk of fraudulent domains or websites pretending to sell our products, when they are in reality phishing sites or imitator domains, and we might be unable to stop those sites from operating in due time, or permanently due to regulatory or factual constraints.

Our financial success may be impacted by the strength of our relationships with our retail partners and is dependent on the success of these retail partners.

Our financial success is dependent on our retail partners continuing to carry our products and the success of these partners. A substantial amount of our sales are made through our retail partners, either directly or indirectly, who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not have long-term contracts with any of our retail partners, and sales to our retail partners are generally on an order-by-order basis and are subject to rights of cancellation and rescheduling by the partner. If we cannot fill our retail partners’ orders in a timely manner, the sales of our products and our relationships with those partners may suffer, and this could have a material adverse effect on our ability to grow our product lines and our results of operations.

Although we believe that our business relationships with our retail partners are satisfactory, we cannot assure you that these business relationships will continue to generate satisfactory sales in the future. If any of our major retail partners experiences a significant downturn in their business or fails to remain committed to our products or brand, then these partners may reduce or discontinue purchases from us, which could adversely impact our business.

Many of our retail partners compete with each other, and if they perceive that we are offering their competitors better pricing and support, they may reduce purchases of our products. In addition, we compete directly with our retail partners by selling our products to consumers through our DTC channel. If our retail partners believe that our DTC channel diverts sales from their stores, this may weaken our relationships with our partners and cause them to reduce purchases of our products. In addition, if we fail to accurately identify the needs of our partners, our partners fail to accept new products or product line expansions or attribute premium value to our new or existing products or product line expansions relative to competing products or if we fail to obtain shelf space from our retail partners (whether by our competitors introducing new products or otherwise), our sales, business, results of operations and financial condition may be adversely impacted.

We could experience significant disruptions in supply from our current or future sources.

We have agreements with our suppliers that are on a purchase order basis and typically rely on inventory forecasts to help determine our quantities for purchase orders. We are highly dependent upon our suppliers, several of them being the sole source for certain components of our footwear and apparel and various of our suppliers being concentrated in a single country. There can be no assurance that there will not be a disruption in the supply of fabrics, other subcomponents or raw materials from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is a resource-intensive process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. Any delays, interruption or increased costs in the supply of fabric and other subcomponents or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower net sales and operating income both in the short and long term, which could in turn negatively impact our business, financial condition and the price of our Class A ordinary shares.

Our success is substantially dependent on the continued service of our senior management.

Our success is substantially dependent on the continued service of our senior management, including our co-founders David Allemann, Olivier Bernhard and Caspar Coppetti and our co-CEOs Marc Maurer and Martin Hoffmann. The loss of the services of our senior management could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management, technical, sales and client support personnel that are critical to our success, which could harm our customer and employee relationships, result in loss of key information, expertise or know-how or cause us to incur unanticipated recruitment, training and other costs, which could in turn harm our business, operating results, financial condition and the price of our Class A ordinary shares.

Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies is in force that, among other things, (i) imposes an annual binding shareholders’ “say on pay” vote with respect to the compensation of our executive committee and board of directors, (ii) generally prohibits severance, advances, transaction premiums and similar payments to members of our executive committee and board of directors, and (iii) requires companies to specify certain compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote.

We have not obtained key man life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.

If we are unable to attract, assimilate and retain new team members, we may not be able to grow or successfully operate our business.

Our success has largely been the result of significant contributions by our employees and team members, including members of our current senior management and product design teams. However, to be successful in continuing to grow our business, we will need to continue to attract, assimilate, retain and motivate highly talented individuals with a diverse range of skills and experience. Competition for employees in our industry is intense and we have from time-to-time experienced difficulty in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. Moreover, we have experienced challenges obtaining work permits for potential employees, including in Switzerland and the EU, which have continued following the United Kingdom’s withdrawal from the EU (“Brexit”), and this trend may continue. These problems could be further exacerbated as we embark on our strategy of significantly expanding our business in the United States and elsewhere over the next few years. In addition, if we fail to mitigate labor disputes, fail to properly hire and dismiss employees as needed or fail to comply with labor laws, which differ by location and jurisdiction and are rapidly changing, our risk of litigation may increase, which would cause us to incur additional costs. If we are unable to attract, assimilate and retain additional employees with the necessary skills, we may not be able to grow or successfully operate our business, and our business, results of operation, financial condition and the price of our Class A common stock might be harmed.

Our business or our results of operations could be harmed if we or our retail partners are unable to accurately forecast demand for our products or if we are unsuccessful at managing product manufacturing decisions.

To ensure adequate inventory supply, we and our retail partners forecast inventory needs, which are subject to seasonal and quarterly variations, and are subject to variation as a result of broader economic and social trends. Like our competitors, we have an extended design, development, manufacturing and logistics process, which involves the initial design and development of our products, the purchase of raw materials, the accumulation of inventories, the subsequent sale of the inventories, and the collection of the resulting accounts receivable. This production cycle requires us to incur significant expenses relating to the design, development, manufacturing, distributing and marketing of our products, including product development costs for new products, in advance of the realization of any net sales from the sale of our products, and results in significant liquidity requirements and working capital fluctuations throughout our fiscal year. Because the production cycle typically involves long lead times, which requires us to make manufacturing decisions several months in advance of an anticipated purchasing decision by the consumer, it is challenging for us to estimate and manage our inventory and working capital requirements. If we fail to accurately forecast demand or our inventory and working capital requirements, we may experience excess inventory levels or a shortage of product to deliver to our retail partners and through our DTC channels. In addition, our retail partners may fail to accurately forecast the demand for our products and may purchase an insufficient amount of our products or may accumulate excess inventory, each of which could negatively impact our business, brand and results of operations.

If we underestimate the demand for our products, we may not be able to produce products to meet our retail partner requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and retail partner relationships. If our retail partners underestimate the demand for our products, they may not have enough products on hand to satisfy demand in a timely fashion and sales opportunities may be lost. If we or our retail partners overestimate the demand for our products, we or our retail partners could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. In addition, these and other factors, including failures to accurately predict the level of demand for our products, could cause a decline in net sales and harm our business, operating results, financial condition and the price of our Class A ordinary shares.

We may not be able to successfully open new store locations in a timely manner, if at all, which could harm our results of operations.

Our growth will depend in part on our ability to successfully open and operate new stores owned by us or convince third-parties to sell our premium products on our behalf. Our ability to successfully open and operate new stores depends on many factors, including, among others, our ability to:

•	identify suitable store locations, the availability of which is outside of our control;

•	negotiate acceptable lease terms, including desired tenant improvement allowances;

•	hire, train and retain store personnel and field management;

•	assimilate new store personnel and field management into our corporate culture and spirits;

•	source sufficient inventory levels; and

•	successfully integrate new stores into our existing operations and information technology systems.

Successful new store openings may also be affected by our ability to initiate our grassroots marketing efforts in advance of opening stores in geographies we had not previously operated in. We typically rely on our grassroots marketing efforts to build awareness of our brand and demand for our products. Our grassroots marketing efforts are often lengthy and must be tailored to each new market based on our emerging understanding of the market. Accordingly, there can be no assurance that we will be able to successfully implement our grassroots marketing efforts in a particular market in a timely manner, if at all. Additionally, we may be unsuccessful in identifying new markets where our footwear, apparel and accessories and other products and brand image will be accepted or the performance of our stores will be considered successful. Furthermore, we will encounter pre-operating costs and we may encounter initial losses while new stores commence operations.

We have only opened one flagship store owned and operating by us to date, namely our location in New York City which was opened in 2020, and we also own and operate a handful of mall-based stores in China. We plan to open a number of other stores owned and operated by us in the near future. We expect that we will incur additional capital expenditures to open additional stores owned and operated by us in the future, which may be significant. We have limited experience opening our own stores, and there can be no assurance that we will be able to open additional stores successfully. In addition, our new stores will not be immediately profitable, and we will incur losses until these stores become profitable. There can be no assurance that we will open the planned number of new stores in 2021 or thereafter, or that our estimates regarding the associated costs will be accurate. Any failure to successfully open and operate new stores would harm our business, results of operations, financial condition and the price of our Class A ordinary shares.

Problems with our distribution system, including our partners’ ability to scale warehouse and factory operations, could harm our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies.

We rely on distribution facilities in Australia, Brazil, Canada, China, Japan, the United States, Luxembourg, Switzerland and the United Kingdom, all of which are operated by third-party vendors, for substantially all of our product distribution. Our contracts for these facilities expire at various times beginning in 2023, and we may be unable to successfully renegotiate such agreements on terms attractive to us. In addition, we may be unable to terminate such contracts at our convenience. There can be no assurance that we will be able to enter into other contracts for distribution centers on acceptable terms, which could disrupt our operations. Our distribution facilities include computer controlled and automated equipment, and their operations are complicated and may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions or other system failures. In addition, because substantially all of our products are distributed from these distribution centers, our operations could also be interrupted by labor difficulties, or by floods, fires or other natural disasters or force majeure events. Moreover, some of our distribution centers experienced temporary closures due to COVID-19 in 2020, and certain of our wholesale channel customers closed their operations as well. In addition, in 2020 certain of our warehouses experienced a shortage of labor and increased labor costs as a result of the financial incentives provided by the government in response to COVID-19, which encouraged employees to forgo their employment opportunities with us. In addition, the property damage, business interruption and other insurance policies held by us may not adequately protect us from the adverse effects that could result from significant disruptions to our business and distribution system, such as the long-term loss of customers or an erosion of our brand image. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the shipment of our products to and from our distribution facilities around the globe, including in Europe, Asia and the United States. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales, achieve objectives for operating efficiencies and the price of our Class A ordinary shares could be harmed.

Fluctuations in the cost of raw materials and commodities we use in our products and our supply chain could negatively affect our operating results.

The fabrics and other subcomponents used by our suppliers and manufacturers are made of raw materials, including virgin and recycled petrol-based and bio-based polyester, polyamide and ethylene vinyl acetate, rubber and organic cotton. Significant raw material price fluctuations, such as oil prices, or shortages in such raw materials could adversely impact our cost of goods sold. We are also subject to risks from price fluctuations due to our storage capacity restrictions at our warehouses for the raw materials that our suppliers and manufacturers use for production. In addition, all our manufacturers are subject to government regulations related to wage rates, and therefore the labor costs to produce our products may fluctuate. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil, but such costs are also exposed to geopolitical and climate change issues that may disrupt our and global supply chains. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Manufacturing delays or unexpected transportation delays can also cause us to rely more heavily on airfreight to achieve timely delivery to our customers, which significantly increases freight costs and impacts our carbon-dioxide reduction targets negatively. Price fluctuations, raw material inventory capacity restrictions and extended lead times in our supply chains reduce our ability to react to variances in our inventory forecasts and limit our operational flexibility. Our goal to reduce the carbon dioxide-footprint of our company may cause us to forgo airfreight transport completely, or may result in increased freight and transportation costs. In addition, any disruptions or reductions of our shipments made through airfreight may increase shipment times. Any of these fluctuations may increase our cost of products and have an adverse effect on our profit margins, business, results of operations, financial condition and the price of our Class A ordinary shares.

Our international operations involve inherent risks which could result in harm to our business.

Virtually all of our athletic and premium footwear, apparel and accessories are manufactured outside of the United States, and the majority of our products are sold outside of the United States. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or where we sell products. This includes, for example, the uncertainty surrounding the effect of Brexit, including changes to the legal and regulatory framework that apply to the United Kingdom and its relationship with the EU, as well as new and proposed changes affecting tax laws and trade policy in the United States and elsewhere, as further described below under “—Risks Related to Our Financial, Accounting and Tax Matters—We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in Switzerland, the United States or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate” and “—Risks Related to Legal and Regulatory Compliance—Changes to trade policies, tariffs and import/export regulations in the United States, EU and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.” There could be legislative actions limiting outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the United States, which may require us to change the way we conduct business and adversely affect our business, results of operations, financial condition and the price of our Class A ordinary shares.

In addition, disease outbreaks, including the current COVID-19 pandemic, terrorist acts and political or military conflict have increased the risks of doing business abroad. These factors, among others, could affect our ability to manufacture products or procure materials, our ability to import products, our ability to sell products in international markets and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable or impractical, our business and financial results could be adversely affected. In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported into the United States and other countries. Any country in which our products are produced or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.

Furthermore, we are subject to the U.S. Foreign Corrupt Practices Act as well as the anti-corruption laws of other countries in which we operate. Although we implement policies and procedures designed to promote compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies or such laws. Any such violation could result in sanctions or other penalties and have an adverse effect on our reputation, business, results of operations, financial condition and the price of our Class A ordinary shares.

We distribute our products to customers directly from the factory and through distribution centers located throughout the world. Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies and growth, depends on the proper operation of our distribution facilities, the development or expansion of additional distribution capabilities and the timely performance of services by third parties, including those involved in shipping product to and from our distribution facilities. In addition, our property damage, business interruption and other insurance policies may not adequately protect us from adverse effects caused by significant disruptions to our distribution facilities. Any negative impacts to our distribution facilities could result in an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.

Political uncertainty could have a material adverse effect on our business, results of operation and financial condition.

As a prominent Swiss brand, geopolitical events that involve Switzerland may have an impact on our business and share price. In addition, our brand and Swiss heritage may be detrimental to the company in the context of geopolitical disputes aimed at Switzerland or actors or situations with significant actual or perceived connection to Switzerland. We sell a significant portion of our products to customers outside of Switzerland and changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, could adversely affect our business and consolidated financial statements.

We are subject to risks associated with leasing retail and distribution, office and warehouse space subject to long-term and non-cancelable leases.

We lease all of our stores under operating leases and our inability to secure appropriate real estate or lease terms could impact our ability to grow. Our leases generally have initial terms of between five and ten years, and generally can be extended in five-year increments, if at all. We generally cannot unilaterally terminate these leases at an earlier time. If an existing or new store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Similarly, we may be committed to perform our obligations under the applicable leases even if current locations of our stores become unattractive as demographic patterns change, or if we have to close stores due to governmental orders in connection with the COVID-19 pandemic. We also have long-term leases for office space and retail distribution locations that we are not currently using at full capacity due to the COVID-19 pandemic and the increased numbers of employees working remotely. If the current remote working trend extends beyond the end of the pandemic, we may be committed to perform our obligations under our leases for office space and distribution locations that we do not need, which may adversely affect our financial condition. Moreover, as our operations expand, we may be unable to find additional office space to accommodate our needs. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close stores in desirable locations. We also lease all of our distribution centers and our inability to secure appropriate real estate or lease terms could impact our ability to deliver our products to the market.

The operations of many of our suppliers and third-party manufacturers are subject to additional risks that are beyond our control and that could harm our business, financial condition and results of operations.

Almost all of our manufacturing and raw material suppliers are located outside the United States. In addition, we work with select third-party distributors, especially in the initial stages of expansion for highly complicated products and in new markets, and because we ultimately do not control those third parties, we are subject to additional risks at a results of such relationships. In 2020, 97% of our footwear was produced in Vietnam, while the remainder was produced in Indonesia, and in the six-month period ended June 30, 2021, all of our footwear products were produced in Vietnam. Moreover, in 2020 and the six-month period ended June 30, 2021, approximately 63% and 38%, respectively, of our apparel and accessories products were manufactured in China, with the remainder being produced in Vietnam and Europe. All of our products are manufactured by third party manufacturers. As a result of our international suppliers, we are subject to risks associated with doing business in multiple jurisdictions, including:

•	political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

•

consumer boycotts due to ethical, environmental or political issues in certain countries we do business with, such as for example, human rights and labor concerns in Asia, or product-related environmental concerns;

•

compliance with existing and new laws and regulations, including those relating to labor conditions and workplace safety, environmental protection, chemical regulation, quality and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;

•	reduced protection for intellectual property rights, including patent and trademark protection, in some countries;

•	disruptions or delays in shipments, such as the ship accident in the Suez Canal that disrupted container shipments and supply chains globally; and

•	changes in local economic conditions in countries where our manufacturers, suppliers or customers are located.

We also face risks from potential employment shortages for our supply operations as potential employees in certain geographies, including Vietnam, pursue opportunities outside of our and our suppliers’ industries. Any potential employment shortages may increase costs for our supplier and manufacturing partners and may limit our ability to scale our warehouse and factory operations efficiently. Increased costs in production may limit our profitability and may adversely impact our business, results of operations and financial condition.

These and other factors beyond our control could interrupt our suppliers’ production in offshore facilities, influence the ability of our suppliers to export our products cost-effectively or at all and inhibit our suppliers’ ability to procure certain materials, any of which could harm our business, financial condition, results of operations and the price of our Class A ordinary shares.

We rely on third-party suppliers to provide fabrics and other subcomponents for and to produce our footwear, apparel and accessories, and we have limited control over them and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We do not manufacture our products or the raw materials and rely instead on third-party suppliers and contract manufacturers. Many of the specialty fabrics used in our products are technically advanced textile products developed by third parties and may be available, in the short-term, from only one or a very limited number of sources. For example, our engineered warp knitting textiles, which are included in many of our products, are supplied to the manufacturers we use by a few major producers in Vietnam, such as Paiho Group. In 2020, all of our products were produced by twelve manufacturing suppliers. In addition, all of our footwear products are currently manufactured in Vietnam, and some of our apparel styles are purchased from only a single manufacturer. These factors increase the risk of supply disruption, and our efforts to expand our supplier base may fail or be delayed. For example, while we intended to commence footwear production in Indonesia in 2020, this project was temporarily postponed due to COVID-19.

If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional supplies of fabrics, other subcomponents or raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements or fill our orders in a timely manner. We allocate production orders among our suppliers based on the contractor’s capability, capacity and cost, but there is no assurance that we will be able to utilize capable contractors that have capacity at reasonable costs. Even if we are able to expand existing or find new manufacturing or fabric and other subcomponent sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. Any delays, interruption or increased costs in the supply of fabric and other subcomponents or manufacturing of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower net sales and income from operations, both in the short and long term. For example, the accident in the Suez Canal in 2021 delayed our shipments, caused a loss of containers and goods in maritime transportation, and further increased our freight costs due to global freight congestion and container shortage.

In addition, there can be no assurance that our suppliers and manufacturers will continue to provide fabrics, other subcomponents and raw materials or manufacture products that are consistent with our standards. We have occasionally received, and may in the future continue to receive, shipments of products that fail to conform to our quality control standards. In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of net sales resulting from the inability to sell those products and related increased administrative and shipping costs.

We may fail to find suitable partners to expand outside the United States and the EU and this may cause our growth strategy to suffer and may harm our net sales and results of operations.

As part of our growth strategy, we plan to expand our distribution network and sales of our products into new locations outside of the United States and the EU. Our successful expansion and operation of new stores outside the United States and the EU will depend on our ability to find suitable partners and to successfully implement and manage joint relationships. We have distribution agreements with 25 partners distributing to 40 markets, with Sport Alliance International Spa. (Italy), AW Sports S.A. DE C.V. (Mexico), ING Sports

(Israel), SAT Sp. z.o.o. (Poland) and Sportmanship (Sweden) being the biggest contributors to our business in 2020. Failure to find sufficient or capable partners in a particular geographic regions may delay the rollout of our products in that area. If we are unable to find suitable partners through distribution relationships, our growth strategy will suffer and our net sales, results of operations and the price of our Class A ordinary shares could be harmed.

Extreme weather conditions and natural disasters could negatively impact our operating results and financial condition.

Extreme weather conditions in the areas in which our retail stores, suppliers, manufacturers, customers, distribution centers, headquarters and vendors are located could adversely affect our operating results and financial condition. Moreover, natural disasters such as earthquakes, hurricanes and tsunamis, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted, and could in the future disrupt, our operations, the operations of our vendors, manufacturers and other suppliers or have in the past and could result in economic instability that may negatively impact our operating results and financial condition. In particular, if a natural disaster were to occur in an area in which we or our suppliers, manufacturers, customers, distribution centers and vendors are located, our continued success would depend, in part, on the safety and availability of the relevant personnel and facilities and proper functioning of our or third parties’ computer, telecommunication and other systems and operations. In addition, a severe weather event could have an adverse impact on consumer spending, which could in turn result in a decrease in sales of our products. Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our third-party vendors and other suppliers, manufacturers and customers. In addition, the physical changes prompted by climate change could result in changes in regulations or consumer preferences, which could in turn affect our business, operating results and financial condition. Further, if we are unable to find alternative suppliers, replace capacity at key manufacturing or distribution locations or quickly repair damage to our IT systems or supply systems, we could be late in delivering, or be unable to deliver, products to our customers. These events could result in reputational damage, lost sales, cancellation charges or markdowns, all of which could have an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.

Risks Related to our Intellectual Property and Information Technology

If we are unable to obtain, maintain, protect and enforce our intellectual property rights for the products we develop, or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our business may be adversely affected.

Our intellectual property is an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of our competitive advantage and a decrease in our net sales, which would adversely affect our business prospects, financial condition and results of operations. We place considerable emphasis on technological innovation, including our proprietary CloudTec and Speedboard technologies. A large portion of our net sales for the year ended December 31, 2020 was attributable to our CloudTec product platform. We rely on a combination of intellectual property rights, such as patents, trademarks, design rights, trade secrets and domain names, in addition to confidentiality procedures and contractual provisions to establish, maintain, protect and enforce our rights in our brand, technologies, proprietary information and processes.

For example, we rely heavily upon our trademarks and related domain names and distinctive logos to market our premium brand and to build and maintain brand loyalty and recognition. Without adequate protection for our trademarks and trade names, we will not be able to build name recognition in our markets of interest and our business may be adversely affected. Effective trademark protection may not be available or may not be sought in every country in which our products are made available, and contractual disputes may affect the use of marks governed by private contract. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be dilutive of or infringing on other trademarks, or may lapse. Further, at times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. We have in the past entered, and may in the future enter, into trademark co-existence agreements to settle such claims. Such agreements may restrict the ways in which we are permitted to obtain, maintain, protect and enforce certain trademark rights. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Similarly, not every variation of a domain name may be available or be registered, even if available. The occurrence of any of these events could result in the erosion of our brand and limit our ability to market our brand using our various domain names, as well as impede our ability to effectively compete against competitors with similar products or technologies.

Additionally, we rely on patent laws for the protection of our Sole, CloudTec, upper, Speedboard and lacing technologies. Any patents that may issue in the future from our pending or future patent applications may not provide us with competitive advantages, may be of limited territorial reach and may be held invalid or unenforceable if successfully challenged by third parties, which may lead to increased competition to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Certain of our patents are due to expire in the near future, and as our patents expire, the scope of our patent protection will be reduced for certain of our patented technology in those jurisdictions where such protection has existed, which may reduce or eliminate any competitive advantage afforded by our patent portfolio for products utilizing the protected technology or application in those jurisdictions. Additionally, certain of our patents are limited to certain jurisdictions and do not cover all of our key markets. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and we may become party to adversarial proceedings regarding our patent portfolio or the patents of third parties. Such proceedings could include supplemental examination or contested post-grant proceedings such as review, reexamination, interference or derivation proceedings challenging our patent rights. It is also possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of certain of our technologies.

Any successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products.

We also rely on agreements under which we contract to own, or license rights to use, intellectual property developed by employees, contractors and other third parties. While we seek to enter into agreements with all of our employees who develop intellectual property during their employment to assign the rights in such intellectual property to us, we may fail to enter into such agreements with all relevant employees, such agreements may be breached or may not be self-executing, and we may be subject to claims that our employees have misappropriated the trade secrets or other intellectual property or proprietary rights of their former employers or other third parties.

In addition, while we generally enter into confidentiality, intellectual property assignment and non-compete agreements with our employees and third parties, as applicable, to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached and our proprietary information could be disclosed, and we may not be able to obtain adequate remedies for such breaches. These agreements also may not provide meaningful protection for our trade secrets and know-how related to our products in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market. If we are required to assert our rights against such parties, it could result in significant cost and distraction. Depending on the parties involved in such a breach, the available remedies may not provide adequate compensation for the value of the proprietary information disclosed to a third party.

We cannot guarantee that our efforts to obtain and maintain intellectual property rights are adequate, that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or rely on. Furthermore, even if we are able to obtain any intellectual property rights, any such intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Any challenge to our intellectual property rights could result in them being narrowed in scope or declared invalid or unenforceable. In addition, other parties may also independently develop products and technologies that are substantially similar or superior to ours and we may not be able to stop such parties from using such independently developed products or technologies from competing with us. If we fail to obtain and maintain our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete.

Intellectual property rights in certain elements of our products and manufacturing technology are owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, designs and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do, they may be able to manufacture and sell products based on ours at lower prices than we can. If our competitors sell products similar to ours at lower prices, our financial results could suffer.

Our intellectual property rights and the enforcement or defense of such rights may be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Some of our brands, trademarks and logos might not be sufficiently distinctive for robust legal protection. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, design rights, trademarks, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property or marketing of competing products in violation of our intellectual property rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us.

We also may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property against its infringement, misappropriation or other violations by third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products that are substantially similar or superior to ours and that compete with our business. In intellectual property-related proceedings in court or before patent, trademark and copyright agencies, the defendant could claim that our asserted intellectual property is invalid or unenforceable and the court may agree that our asserted intellectual property is invalid or unenforceable, in which case we could lose valuable intellectual property rights. The outcome following such intellectual property-related proceedings is often unpredictable. In addition, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful.

Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, if the strength of our intellectual property portfolio is threatened, regardless of the outcome, it could dissuade others from collaborating with us to license intellectual property, or develop or commercialize current or future products. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Over time we may increase our investment in protecting our intellectual property through additional patent, trademark and other intellectual property filings, which could be expensive and time consuming. Effective patent, trademark, trade secret, design right, copyright and other intellectual property protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. Even so, these measures may not be sufficient to offer us meaningful protection. Furthermore, monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products, and may in the future seek to enforce our rights against potential infringement, misappropriation or other violation. However, the steps we have taken to protect our intellectual property rights may not be adequate to prevent infringement, misappropriation or other violations of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights, or pursue all counterfeiters who may seek to benefit from our brand. Any inability to meaningfully protect our intellectual property rights could result in harm to our ability to compete and reduce demand for our products. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions, business opportunities and the price of our Class A ordinary shares.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our avoiding infringement, misappropriation or other violations of the intellectual property rights of third parties. As we face increasing competition, and to the extent we gain greater public recognition, the possibility of intellectual property rights claims against us grows. Any claim or litigation alleging that we have infringed, misappropriated or otherwise violated intellectual property rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Such claims may be made by third parties seeking to obtain a competitive advantage, including non-practicing entities with no relevant product sales, and, therefore, our own issued and pending patents, registered designs, registered trademarks and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. Additionally, some third parties have substantially greater human and financial resources than we do and are able to sustain the costs and workload of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to change our products or even cease the commercialization of our products entirely.

We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal, including being subject to a permanent injunction and being required to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable or unwilling to uphold its contractual obligations. Further, our liability insurance may not cover potential claims of this type adequately or at all. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis, such that third parties, including our competitors, could have access to use the same intellectual property to compete with us. We may also have to redesign our products so they do not infringe, misappropriate or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our products may not be available for commercialization or use. If we cannot redesign our products in a non-infringing manner or obtain a license for any allegedly infringing aspect of our business, we would be forced to limit our products and may be unable to compete effectively.

In addition, in any intellectual property proceeding against us or that we assert against a third party, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A ordinary shares. Such litigation or proceedings could substantially increase our expenses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing, and any unfavorable resolution of such disputes and litigation, could have an adverse effect on our business, financial condition, results of operations and prospects.

We license intellectual property rights from third-party owners. If we fail to comply with our obligations in any current or future agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are and may become party to license agreements with third parties to obtain the rights to certain brands or to allow commercialization of our products. Such agreements may impose numerous obligations, such as development, payment, royalty, sublicensing, insurance, enforcement and other obligations on us in order to maintain the licenses. In spite of our best efforts, our licensors might conclude that we have materially breached such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to use certain brands or develop and commercialize products covered by these license agreements. For example, we do not own “THE ROGER” brand and are dependent on a license from Tenro AG for certain trademarks and other rights related to Roger Federer’s name, image and likeness. If our license agreement with Tenro AG were to terminate for any reason, we may be required to cease the development, advertisement, promotion and sale of certain of our products. Any termination of our licenses could result in the loss of significant rights and could harm our ability to commercialize our products, which could have a material adverse effect on our sales, profitability or financial condition.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our compliance with reporting, financial or other obligations under the license agreement;

•	the amounts of royalties or other payments due under the license agreement;

•	whether and the extent to which we infringe, misappropriate or otherwise violate intellectual property rights of the licensor that are not subject to the license agreement;

•	our right to sublicense applicable rights to third parties;

•	our right to transfer or assign the license; and

•	the ownership of intellectual property and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners.

If we do not prevail in such disputes, we may lose any or all of our rights under such license agreements, experience significant delays in the development and commercialization of our products and technologies, or incur liability for damages, any of which could have a material adverse effect on our business prospects, financial condition and results of operations. In addition, we may seek to obtain additional licenses from our licensors, and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the applicable licensor, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our products.

In addition, the agreements under which we may license intellectual property from third parties are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our sales, business, financial condition or results of operations. Moreover, if disputes over intellectual property that we license from third parties prevent or impair our ability to maintain our license agreements on acceptable terms, we may be unable to successfully commercialize the affected products, which could have a material adverse effect on our sales, business, financial conditions or results of operations.

A security breach or other disruption to our information technology (“IT”) systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of customer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with customers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations.

Our business involves the storage and transmission of a significant amount of personal, confidential, and sensitive information, including the personal information of our customers and employees, credit card information, information relating to customer preferences, and our proprietary financial, operational and strategic information. The protection of this information is vitally important to us as the loss, theft, misuse, unauthorized disclosure, or unauthorized access of such information could lead to significant reputational or competitive harm, result in litigation involving us or our business partners, expose us to regulatory proceedings, and cause us to incur substantial liabilities, fines, penalties, or expenses. As a result, we believe our future success and growth depends, in part, on the ability of our key business processes and systems, including our IT and global communication systems, to prevent the theft, loss, misuse, unauthorized disclosure, or unauthorized access of this personal, confidential, and sensitive information, and to respond quickly and effectively if data security incidents do occur.

The frequency, intensity, and sophistication of cyber-attacks, ransom-ware attacks, and other data security incidents has significantly increased in recent years and, as with many other businesses, we have experienced, and are continually at risk of being subject to, such attacks and incidents. Due to the increased risk of these types of attacks and incidents, we expend significant resources on IT and data security tools, measures, and processes designed to protect our IT systems, as well as the personal, confidential, or sensitive information stored on or transmitted through those systems, and to ensure an effective response to any cyber-attack or data security incident. Despite the implementation of preventative and detective security controls, our IT systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, epidemics, malicious human acts, terrorism and war. Our ability to effectively manage and maintain our inventory and to ship products to customers on a timely basis depends significantly on the reliability of our IT systems. We also use these systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. IT systems provided by third parties, such as Microsoft and Salesforce, may also be difficult to integrate with other tools due to their complexity, resulting in high data inconsistency and incompatibility.

Our IT systems are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), or other data security incidents. These risks may be exacerbated in the remote work environment. In addition, because the techniques used to obtain unauthorized access to IT systems are constantly evolving and becoming more sophisticated, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies, we may be unable to anticipate all types of security threats or implement adequate preventive measures in response.

Cyber-attacks or data security incidents could remain undetected for an extended period, which could potentially result in significant harm to our systems, as well as unauthorized access to the information stored on and transmitted by our systems. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, while we have implemented security measures to protect our systems, our efforts to address these problems may not be successful. Further, despite our security efforts and training, our employees may purposefully or inadvertently cause security breaches that could harm our systems or result in the unauthorized disclosure of or access to information. Any measures we do take to prevent security breaches, whether caused by employees or third parties, have the potential to limit our ability to complete sales or ship products to our customers, harm relationships with our suppliers, or restrict our ability to meet our customers’ expectations with respect to their online or retail shopping experience.

A cyber-attack or other data security incident could result in the significant and protracted disruption of our business such that:

•	critical business systems become inoperable or require a significant amount of time or cost to restore;

•	key personnel are unable to perform their duties or communicate with employees, customers or third-party partners;

•	it results in the loss, theft, misuse, unauthorized disclosure or unauthorized access of customer, supplier or company information;

•	we are prevented from accessing information necessary to conduct our business;

•	we are required to make unanticipated investments in equipment, technology or security measures;

•	customers cannot access our e-commerce websites and customer orders may not be received or fulfilled;

•	we become subject to return fraud schemes, reselling schemes and imposter sites schemes; or

•	we become subject to other unanticipated liabilities, costs or claims.

If any of these events were to occur, it could have a material adverse effect on our financial condition and results of operations and result in harm to our reputation and the price of our Class A ordinary shares. Furthermore, we do not currently maintain a disaster recovery or business continuity plan to address such disruptions and we may not be able to adequately continue our business or return to operability within a reasonable period of time in the case of such an occurrence. Recovery of our IT systems may be additionally hampered where we have outsourced the operation of IT and data storage to third parties.

In addition, if a cyber-attack or other data incident results in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of personal, confidential, or sensitive information belonging to our customers, suppliers, or employees, it could put us at a competitive disadvantage, result in the deterioration of our customers’

confidence in our brand, cause our suppliers to reconsider their relationship with our company or impose more onerous contractual provisions and subject us to potential litigation, liability, fines and penalties. For example, we could be subject to regulatory or other actions pursuant to domestic and international privacy laws, including regulations such as the California Consumer Privacy Act (“CCPA”), the General Data Protection Regulation (“GDPR”) in the EU and Swiss data protection laws. This could result in costly investigations and litigation, civil or criminal penalties, operational changes, and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition. For more information regarding risks related to our data privacy and security practices, see “—Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”

We do not currently maintain separate cybersecurity insurance, and any insurance we may maintain now or in the future against risks associated with cyber-attacks and data incidents may be insufficient to cover all losses and would not, in any event, remedy damage to our reputation. In addition, we may face difficulties in recovering any losses from a provider and any losses we recover may be lower than we initially expect.

We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. The services provided by these third parties are subject to the same risk of outages, other failures and security breaches described above. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees, customers and business associates may be improperly accessed, used or disclosed. In addition, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any loss or interruption to our IT systems or the services provided by third parties could adversely affect our business, financial condition and results of operations.

Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We are, and may increasingly become, subject to various laws, directives, industry standards and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our results of operations, financial condition and cash flows.

In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, went into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt out of certain data-sharing arrangements of personal information, and the ability to access and delete personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Furthermore, in November 2020, California voters passed the California Privacy Rights Act of 2020 (“CPRA”). Effective beginning January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and CPRA. Additionally, on March 2, 2021, the Virginia Consumer Data Protection Act (“CDPA”) was signed into law. The CDPA becomes effective beginning January 1, 2023, and contains provisions that require businesses to conduct data protection assessments in certain circumstances, and that require opt-in consent from consumers to process certain sensitive personal information. Other states plan to pass data privacy laws that are similar to the CCPA, CPRA, CDPA and GDPR (described below), further complicating the legal landscape. In addition, laws in all 50 states in the United States require businesses to provide notice to consumers (and, in some cases, to regulators) whose personal information has been accessed or acquired as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.

We are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, imposes strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning data transparency and consent, the overall rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area (“EEA”) or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual net sales or €20 million, whichever is greater. Recent legal developments in the EU have created further complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. Most recently, in July 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-U.S. Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to the United States. While the CJEU upheld the adequacy of standard contractual clauses, a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Further, the United Kingdom’s decision to leave the EU has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retains the GDPR in the United Kingdom’s national law. These recent developments will require us to review and amend the legal mechanisms by which we make or receive personal data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses and other mechanisms cannot be used, or start taking enforcement action, we could suffer additional costs, complaints or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we do business, the geographical location or segregation of our relevant operations, and could adversely affect our financial results.

The Swiss Federal Act on Data Protection, or DPA, also applies to the collection and processing of personal data by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The DPA has been revised and adopted by the Swiss Parliament, and the revised version and its revised ordinances are expected to enter into force in 2022. This revised law may lead to an increase in our costs of compliance, risk of noncompliance and penalties for noncompliance.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training associates and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our results of operations, financial condition and cash flows. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties or judgments, any of which could result in costly investigations and litigation, civil or criminal penalties, operational changes, and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition.

We rely on a large number of complex IT systems. The integration of these IT systems may not be successful. Any failure to operate, maintain and upgrade our IT systems may materially and adversely affect our operations.

It is critical to our success that retailers, consumers and potential new customers within the countries we operate in are able to access our online services at all times. We operate on a combination of shared and individual, central or local IT systems and solutions. Any failure of either central or local IT systems and functions may disrupt the efficiency and functioning of all our operations. Updates or changes in the software or hardware technology may lead to failures of communication between our platforms and customers in the course of the order transmission or other processes. We therefore rely on a large number of IT systems, such as local network and internet coverage, to manage the entire process, from the placing of and payment for orders online by customers to the receipt of and confirmation of those orders by our backend systems, which creates significant complexity and negatively affects our ability to scale our business and realize cost savings. We intend to integrate our local systems into a few single IT systems but there is no assurance that the integrations will work smoothly and yield the expected benefits. Furthermore, we have started a project to migrate our systems administrative software to Microsoft D365 and plan to migrate to new Salesforce software. There can be no assurance that such migration will take place within the expected timeframe and budget and that it will be successful.

We have made substantial investments into the development of our IT systems, which form the back bone of our business operations. Due to the complexity of these IT systems, we cannot rule out that they may cause or contribute to failures in the order transmission process or may prove less efficient than anticipated. In addition, a failure of any individual network carrier, IT system or IT provider would impact our ability to receive and transmit orders or to accept payment for orders. The efficient operation and scalability of our own IT systems and third-party IT systems is therefore critical to maintain operations.

We have previously experienced service disruptions, and in the future, we may experience further service disruptions, outages, or other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, and fraud, denial-of-service attacks or cyber-attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as customer traffic increases. If our online marketplace is unavailable when users attempt to access it or does not load as quickly as customers expect, they may seek other services, and may not return to our online marketplace as often in the future, or at all. This would harm our ability to attract customers and decrease the frequency with which customers use our online marketplace. We expect to continue to make significant investments to maintain and improve the availability of our online marketplace and to enable rapid releases of new products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and the price of our Class A ordinary shares would be harmed.

The materialization of any of the risks described above could have a material adverse effect on our assets, financial condition, cash flows and results of operations.

Risks Related to Our Financial, Accounting and Tax Matters

We plan to primarily use cash from operations to finance our growth strategy, but may need to raise additional capital that may be required to grow our business, which we may not be able to raise on terms acceptable to us or at all.

While we intend to primarily finance our growth through the cash flows generated by our operations, we may need to seek additional capital, potentially through debt or equity financings, to fund our growth. We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our Class A ordinary shares sold in this offering. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of ordinary shares, including the Class A ordinary shares sold in this offering. If we raise additional capital through the sale of equity or convertible debt securities, you and our existing shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our Class A ordinary shares. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our profitability, business, results of operation, financial condition and the price of our Class A ordinary shares.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The rules implemented by the SEC, and by the NYSE, and the securities regulators in Switzerland have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations and the move from a private to a public company will substantially increase our expenses, including our legal, accounting and information technology costs and expenses, and make some activities more time consuming and costly, and these new obligations will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules and regulations and the move from a private to a public company to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Due to increased risks and exposure it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation, which could adversely impact our business, results of operation, financial condition and the price of our Class A ordinary shares.

Our financial results may be adversely affected if substantial investments in businesses and operations fail to produce expected returns.

From time to time, we may invest in technology, business infrastructure, new businesses, product offering and manufacturing innovation and expansion of existing businesses, such as our DTC operations, which require substantial cash investments and management attention. We believe cost-effective investments are essential to business growth and profitability; however, significant investments are subject to typical risks and uncertainties inherent in developing a new business or expanding an existing business. The failure of any significant investment to provide expected returns or profitability could adversely impact our financial results and results of operation, and divert our management’s attention from more profitable business operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances at the time of the estimate, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of net sales and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, trade receivables allowance, leases, intangible assets, share-based compensation, employee benefits, provisions and taxes. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class A ordinary shares.

We identified a material weakness in our internal control over financial reporting, and any failure to maintain effective internal control over financial reporting could harm us.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

We identified a material weakness in our internal control over financial reporting in connection with the preparation of our financial statements for the year ended December 31, 2020, relating to the ineffective design of controls to address segregation of certain accounting duties within our financial reporting function, including the absence of functionality within our legacy ERP systems to require the review of journal entries, and certain reconciliations for which a formal review process had not been established. We have concluded that this material weakness occurred because, prior to this offering, we were a private company and did not have the necessary systems, business processes, and related internal controls to satisfy the accounting and financial reporting requirements of a public company. We plan to undertake the following steps to address this material weakness:

•	implement a new ERP system; and

•	engage external advisors to assist in the implementation of processes and controls to better identify and manage segregation of duties risks.

We may incur significant costs in connection with remediating this material weakness. Neither we nor our independent registered public accounting firm have tested the effectiveness of our internal control over financial reporting and we cannot assure you that we will be able to successfully remediate the material weakness described above. Even if we successfully remediate such material weakness, we cannot assure you that we will not suffer from this or other material weaknesses in the future.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our share price.

Reporting obligations as a public company and our anticipated growth have placed and are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, following our first year as a public company, we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify the effectiveness of our internal controls. As a result, we will be required to continue to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if additional material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our Class A ordinary shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the price of our Class A ordinary shares and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the NYSE or any other exchange on which our Class A ordinary shares may be listed. Delisting of our Class A ordinary shares from any exchange would reduce the liquidity of the market for our Class A ordinary shares, which would reduce the price of our Class A ordinary shares and increase the volatility of our share price.

A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of our Class A ordinary shares.

Fluctuations in foreign currency exchange rates could harm our net sales, results of operations and the price of our Class A ordinary shares.

The presentation currency for our consolidated financial statements is the Swiss franc. Because we recognize net sales in the United States in U.S. dollars, if the U.S. dollar weakens against the Swiss franc, it would have a negative impact on our net sales and operating results upon translation of those results into Swiss francs for the purposes of financial statement consolidation. We may face similar risks in other foreign jurisdictions where sales are recognized in foreign currencies such as Euro and others. Although we engage in short-term hedging transactions for a large portion of our foreign currency-denominated cash flows to mitigate foreign exchange risks, depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations (including the value of the Swiss franc relative to the U.S. dollar) have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates.

Our earnings per share are reported in Swiss francs, and accordingly may be translated into U.S. dollars by analysts or our investors. As a result, the value of an investment in our Class A ordinary shares to a U.S. shareholder will fluctuate as the U.S. dollar rises and falls against the Swiss franc. Our decision to declare a dividend depends on results of operations reported in Swiss francs. As a result, U.S. and other shareholders seeking U.S. dollar total returns, including increases in the price of our Class A ordinary shares and dividends paid, are subject to foreign exchange risk as the U.S. dollar rises and falls against the Swiss franc.

We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in Switzerland, the United States or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate.

We are subject to the tax laws in Switzerland, the United States and numerous other jurisdictions. Current economic and political conditions make tax laws, tax regulations and tax treaties, including their interpretation and application, in any jurisdiction subject to significant change. We earn a substantial portion of our income in countries around the world and are subject to the tax laws of those jurisdictions. A number of the jurisdictions in which we operate have recently reformed or changed their tax laws, regulations and tax treaties, such as the anti-tax avoidance directive adopted by the member states of the EU, and many jurisdictions are considering other proposals to reform or change their tax laws, regulations and tax treaties, including minimum tax and tax-avoidance proposals being considered in connection with the OECD’s project on base erosion and profit shifting, and proposals in the United States that would, among other things, increase the corporate tax rate from 21% to 28%. The adoption or implementation of these proposals could significantly impact how we are taxed on our earnings from operations in these jurisdictions. Although we cannot predict whether or in what form these proposals will be adopted, several of the proposals considered, if enacted into law, could have an adverse impact on our income tax expense and cash flows. Portions of our operations are subject to a reduced tax rate or are free of tax under various tax holidays and rulings. We also utilize tax rulings and other agreements to obtain certainty in treatment of certain tax matters. These holidays and rulings expire in whole or in part from time to time and may be extended when certain conditions are met or terminated if certain conditions are not met. The impact of any changes in conditions would be the loss of certainty in treatment thus potentially impacting our effective income tax rate.

In addition, due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of Zurich, have abolished previously existing cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in Zurich, Canton of Zurich, may change from time to time. The standard combined (federal, cantonal, municipal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2021 in Zurich, Canton of Zurich, will be approximately 19.7%.

Adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to the examination of our tax returns by tax authorities in Switzerland, the United States and numerous other jurisdictions. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of its provision for income taxes. Although we believe our tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from our historical income tax provisions and accruals. The results of audits or related disputes could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. For example, we and our subsidiaries are engaged in a number of intercompany transactions across multiple tax jurisdictions. Although we believe that our transfer pricing policies and positions are correct under current law and we have clearly reflected the economics of these transactions and the proper local transfer pricing documentation is in place, tax authorities may propose and sustain adjustments that could result in changes that may result in material additional tax liabilities and impact our mix of earnings in countries with differing statutory tax rates. These factors could have a negative impact on our business, results of operation, financial condition and the price of our Class A ordinary shares.

If we are a “passive foreign investment company,” or a PFIC, in the year of the offering or in any future year, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on the expected market price of our Class A ordinary shares following this offering and the composition of our income and assets, including goodwill, we do not expect to be a PFIC for our 2021 taxable year or in the foreseeable future. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2021 or any future taxable year is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in 2021 or any future taxable year.

Certain adverse U.S. federal income tax consequences could apply to U.S. investors if we are treated as a PFIC for any taxable year during which such investors hold our Class A ordinary shares. For further discussion, see “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

Risks Related to Legal and Regulatory Compliance

Changes to trade policies, tariffs and import/export regulations in the United States, EU and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.

Changes in U.S., EU or international social, political, regulatory and economic conditions could impact our business, financial condition, results of operations and the price of our Class A ordinary shares. In particular, political and economic instability, geopolitical conflicts, political unrest, civil strife, terrorist activity, acts of war, public corruption, expropriation and other economic or political uncertainties in the United States or internationally could interrupt and negatively affect the sale of our products or other business operations. Any negative sentiment toward the United States, Switzerland or toward any country where we operate, sell or have our products manufactured as a result of any such changes could also adversely affect our business.

In addition, changes in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business could adversely affect our business. The previous U.S. presidential administration instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries where we conduct our business. Brexit may also adversely impact our business, including through additional duties on the importation of our products into the United Kingdom from the EU or through shipping delays. It may be time consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes.

Changes or proposed changes in the trade policies of the United States, the European Economic Area or any of its member states or other jurisdictions may result in restrictions and economic disincentives on international trade. Tariffs and other changes in U.S. and other trade policies have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends either in the United States, the European Economic Area or any of its member states or in other countries could affect the trade environment. We, similar to many other multinational corporations, do a significant amount of business that would be impacted by changes to the trade policies of the United States and other countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof or the economy of another country in which we conduct operations, our industry and the global demand for our products, and as a result, could have negative impact on our business, financial condition, results of operations and the price of our Class A ordinary shares.

Our marketing programs, e-commerce initiatives and use of customer information are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.

We collect, process, maintain and use data, including sensitive information on individuals, available to us through online activities and other customer interactions in our business. Our current and future marketing programs may depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving international, U.S., Swiss, EU and other laws and enforcement trends. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and customer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied belatedly or in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules, may conflict with our practices or fail to be observed by our employees or business partners. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management or otherwise have an adverse effect on our business.

Certain of our marketing practices rely upon e-mail to communicate with consumers on our behalf. We may face risk if our use of e-mail is found to violate applicable laws. We post our privacy policy and practices concerning the use and disclosure of user data on our websites. Any failure by us to comply with our posted privacy policy or other privacy-related laws and regulations could result in proceedings that could potentially harm our business. In addition, as data privacy and marketing laws change, we may run late on implementation, or incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal or state levels, our compliance costs may increase, our ability to effectively engage customers through personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for security breaches may increase.

We may become involved in legal or regulatory proceedings and audits.

Our business requires compliance with many laws and regulations, including, but not limited to, labor and employment, product safety, labelling, sales and other taxes, customs, and consumer protection laws and ordinances that regulate our industry generally or govern the production, importation, promotion and sale of merchandise, and the operation of warehouse facilities. For example, various jurisdictions worldwide have laws and regulations that aim to protect consumers, including by prohibiting advertising or marketing practices that may be deemed misleading or deceptive. Failure to comply with any laws or regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We may become involved in a number of legal proceedings and audits, including, but not limited to, government and agency investigations, and consumer, employment, tort and other litigation. In addition, we could become subject to potential antitrust claims, which may relate to anti-competitive behavior, pricing pressures on our distribution partners or other allegations. The outcome of some of these legal proceedings, audits and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition, reputation, results of operations and the price of our Class A ordinary shares.

Risks Related to Our Class A Ordinary Shares and the Offering

The dual class structure of our ordinary shares and the existing ownership of Class B voting rights shares by our extended founder team have the effect of concentrating voting control with our extended founder team for the foreseeable future, which will limit or preclude your ability to influence corporate matters.

While each of our shares carries one vote in our general meeting of shareholders, irrespective of the par value of the shares, our Class A ordinary shares, which are the shares being offered in this offering, have a par value of CHF 0.10 and Class B voting rights shares have a par value of CHF 0.01. As a result, on a capital-invested basis, each Class B voting rights share has ten times the voting power of each Class A ordinary share. Given the increased voting power of our Class B voting rights shares, members of our extended founder team, who are our only Class B shareholders, will hold approximately     % of total combined voting power of our outstanding shares following the completion of this offering (assuming no exercise of the underwriters’ over-allotment option). In addition, entitlements to dividends and other distributions are also calculated based on par value. As a result of our dual class ownership structure, our extended founder team will be able to exert control over our management and affairs and over matters requiring shareholder approval, including the election of directors, mergers or acquisitions, asset sales and other significant corporate transactions. Further, our extended founder team will own shares representing approximately     % of the economic interest of our outstanding shares following this offering and, together with our other executive officers, directors and their affiliates, will own shares representing approximately     % of the economic interest and     % of total combined voting power of our outstanding shares following this offering (in each case, assuming no exercise of the underwriters’ over-allotment option). Because of the 10-to-1 voting ratio between the Class B voting rights shares and Class A ordinary shares, the holders of Class B voting rights shares collectively will continue to control a majority of the total combined voting power of our outstanding ordinary shares and therefore be able to control a substantial number of matters submitted to our shareholders for approval, so long as the outstanding Class B voting rights shares represent at least 50% of the total voting power of our shares. In addition, the members of our extended founder team will also enter into a shareholders’ agreement giving them a right of first refusal to purchase shares of Class B voting rights shares that are intended to be sold or transferred by other members of our extended founder team, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, our extended founder team will be able to control elections of directors, dividend payments and other distributions, and certain amendments of our articles of association, for the foreseeable future. Additionally, the holders of our Class B voting right shares may cause us, through the election of the directors, to make strategic decisions or pursue acquisitions that could involve risks to you, are contrary to your expectations or may not be aligned with your interests. This control may materially adversely affect the market price of our Class A ordinary shares. See “Description of Share Capital and Articles of Association—Share Capital—Share Class Structure” and “Description of Share Capital and Articles of Association—Shareholders’ Agreement.”

Our dual class structure may depress the trading price of our Class A ordinary shares.

Our dual class structure may result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual or multiple class share structures in certain of their indexes. S&P Dow Jones, MSCI and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of ordinary shares from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of dual or multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in these indices and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. Our dual-class structure may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares and depress the valuations of publicly traded companies excluded from the indices compared to those of similar companies that are included. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

There is no existing market for our Class A ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A ordinary shares. If an active trading market does not develop, you may have difficulty selling any of our Class A ordinary shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE, or otherwise or how liquid that market might become. The initial public offering price for the Class A ordinary shares will be determined by negotiations between us, the selling shareholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A ordinary shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our Class A ordinary shares may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover our Class A ordinary shares after this offering or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating results;

•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A ordinary shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	technological innovations by us or our competitors;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market for our Class A ordinary shares does not develop or is not maintained, the liquidity and price of our Class A ordinary shares could be seriously adversely affected.

As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.

The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be composed entirely of independent directors and director nominations are not required to be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. We are also subject to certain reduced disclosure obligations as a result of being a foreign private issuer. As such, investors will not have access to the same information as for similar companies that are not foreign private issuers.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our extended founder team will control a majority of the combined voting power of our outstanding shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain requirements of the NYSE corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors and (iii) the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as soon as June 30, 2022 (the end of our second fiscal quarter in the fiscal year after this offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our outstanding voting securities must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, and would require us to present our financial statements in accordance with U.S. GAAP, which could be time consuming and costly. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a

U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our Class A ordinary shares less attractive because we will rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, this transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

In addition, for as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See “Summary — Implications of Being an Emerging Growth Company.” Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and sovereign debt that may not generate a high yield for our shareholders. We may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. At this time, we do not have agreements or commitments to enter into any material acquisitions. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed and the market price of our Class A ordinary shares could decline.

Future sales of our Class A ordinary shares in the public market could cause the market price of our Class A ordinary shares to decline.

Sales of a substantial number of our Class A ordinary shares in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A ordinary shares. All of the Class A ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act, or Rule 144.

We, and all of our directors and executive officers, as well as certain other security holders, who collectively own     % of our Class A ordinary shares, Class B voting rights shares and securities exercisable for, or convertible into, our Class A ordinary shares outstanding immediately on the closing of this offering, are subject to lock-up agreements with the underwriters or agreements among our pre-IPO shareholders with market stand-off provisions pursuant to which they have agreed that they will not, and will not publicly disclose an intention to, during the period ending              days from the date of this prospectus (such period, the “restricted period”), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares, any options or warrants to purchase any of our ordinary shares or any securities convertible into or exchangeable for or that represent the right to receive our ordinary shares or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares; provided that Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC on behalf of the underwriters may release any of the securities subject to these agreements at any time, subject to the applicable notice requirements. In addition, the lock-up agreements are subject to a number of exceptions. These agreements are further described in the sections titled “Ordinary Shares Eligible for Future Sale” and “Underwriting.”

After the expiration of such lock-up agreements or market stand-off provisions, or if such restrictions are waived, if these shareholders sell substantial amounts of Class A ordinary shares in the public market or if the market perceives that such sales may occur, the market price of our Class A ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Certain of our shareholders have granted a security interest in at least some of our shares beneficially owned by them to secure payments of indebtedness incurred to finance the payment of the exercise price of their equity interests. Pursuant to such arrangements, 13,865,000 Class A ordinary shares and 130,562,500 Class B voting rights shares have been pledged, after giving effect to the Share Capital Reorganization. In the event of a default under any such debt, the secured parties may foreclose upon any and all shares pledged to them, the occurrence of which may result in the sale of substantial amounts of our Class A ordinary shares in the public market, which could adversely affect the market price of our Class A ordinary shares.

In addition, after giving effect to the Share Capital Reorganization, there will be                  Class A ordinary shares issuable upon the exercise of outstanding equity instruments following the completion of this offering. We intend to register all of the Class A ordinary shares issuable upon exercise of outstanding equity instruments and other equity incentives we may grant in the future, for public resale under the Securities Act. The Class A ordinary shares will become eligible for sale in the public market to the extent such equity instruments are exercised, subject to the lock-up agreements and market stand-off provisions described above and compliance with applicable securities laws.

You will experience immediate and substantial dilution in the net tangible book value of the Class A ordinary shares you purchase in this offering.

The initial public offering price of our Class A ordinary shares will be substantially higher than the as adjusted net tangible book value per ordinary share immediately after this offering. If you purchase Class A ordinary shares in this offering, you will suffer immediate dilution of $                 per share, or $                 per share if the underwriters exercise their over-allotment option in full, representing the difference between our pro forma as adjusted net tangible book value per share as of June 30, 2021 after giving effect to the sale of Class A ordinary shares in this offering and the assumed public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A ordinary shares.

We have never declared or paid any cash dividends on our share capital, and we do not intend to pay any cash dividends in the foreseeable future. Any future proposals at our shareholders’ meeting to pay dividends in the future will be at the discretion of our board of directors after taking into account various factors, including our business prospects, cash requirements, financial performance and new product development and subject to approval by the general meeting of shareholders. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law. See “Description of Share Capital and Articles of Association.” Accordingly, you may need to rely on sales of our Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A ordinary shares, the price of our Class A ordinary shares could decline.

The trading market for our Class A ordinary shares will rely in part on the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or securities analysts. If no or few analysts commence coverage of us, the trading price of our Class A ordinary shares would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our Class A ordinary shares, the price of our Class A ordinary shares could decline. If one or more of these analysts cease to cover our Class A ordinary shares, we could lose visibility in the market for our stock, which in turn could cause the price of our Class A ordinary shares to decline.

The registration of share capital increases in the commercial register may be blocked and the shareholders’ resolutions regarding the ordinary and authorized share capital increases may be challenged.

On August 19, 2021, our shareholders approved the ordinary share capital increase and the creation of authorized share capital necessary to source the ordinary shares to be sold in this offering. The execution of the share capital increases by our board of directors and the related filings will be made prior to the completion of this offering and, with regard to the Class A ordinary shares to be issued upon any exercise of the underwriters’ option to purchase additional Class A ordinary shares (if any), upon exercise of such option. The issuance of new Class A ordinary shares will become effective upon registration in the commercial register. As with all share capital increases in Switzerland, the shareholders’ resolutions regarding such share capital increases may be challenged in court within two months after such shareholders’ meeting and/or the registration of the capital increases in the commercial register may be blocked temporarily by a preliminary injunction or permanently by order of a competent court. Either action would prevent or delay the completion of this offering.

We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, and may also have regard to the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge in court resolutions made or other actions taken by our board of directors.

Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in the competent courts in Zurich, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively in the competent courts in Zurich, Switzerland. U.S.-style class actions and derivative actions are not available under Swiss law. A further summary of applicable Swiss corporate law is included in this prospectus, see “Description of Share Capital and Articles of Association” and “Comparison of Swiss Corporate Law and U.S. Corporate Law.” There can be no assurance that Swiss law will not change in the future, the occurrence of which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.

On June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss corporate law. The new legislation, which will alter the rights of shareholders under Swiss law, is currently not expected to come into force before 2023 (with certain transitional periods as provided for therein). There can be no assurance that Swiss law will not again change in the future, which could adversely affect the rights of our shareholders. See “Description of Share Capital and Articles of Association” for further information on these changes.

Our shares are not listed in Switzerland, our home jurisdiction. As a result, our shareholders will not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction.

Because our Class A ordinary shares will be listed exclusively on the NYSE and not in Switzerland, our shareholders will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland, and because our Class A ordinary shares will be listed exclusively on the NYSE, they will not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change-of-control transaction may be limited. Therefore, our shareholders may not be protected to the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

Our status as a Swiss corporation means that our shareholders have certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in certain other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the share capital registered in the commercial register at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for capital raises. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn only under certain limited conditions. Swiss law also does not provide the same amount of flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See “Description of Share Capital and Articles of Association” and “Comparison of Swiss Corporate Law and U.S. Corporate Law.”

Shareholders outside of the United States may not be able to exercise pre-emptive rights in future issuances of equity or other securities that are convertible into equity.

Under Swiss corporate law, shareholders may receive certain pre-emptive rights to subscribe on a pro-rata basis for issuances of equity securities or other securities that are convertible into equity securities. Due to the laws and regulations in certain jurisdictions, however, shareholders who are not residents of the United States may not be able to exercise such rights unless the Company takes action to register or otherwise qualify the rights offering, including, for example, by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that the Company will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction other than the United States where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership in the Company would be diluted.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or our board of directors.

We are a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Zurich, Switzerland, and the majority of our assets are located within Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon the Company or upon such persons, or to enforce judgments obtained against the Company or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.

The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland, see the sections of this prospectus entitled “Enforcement of Judgments.”

USE OF PROCEEDS

We expect to receive total estimated net proceeds of approximately $                million, based on the midpoint of the range set forth on the cover page of this prospectus after deducting estimated underwriting discounts and commissions and expenses of the offering that are payable by us. Each $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and expenses, by $                 million. Similarly, each increase (decrease) of 1,000,000 Class A ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming the assumed initial public offering price of $                 per share remains the same, and after deducting estimated underwriting discounts and commissions. We will not receive any of the proceeds from the sale of the Class A ordinary shares by the selling shareholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A ordinary shares and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future proposals at our shareholders’ meeting regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and total shareholders’ equity as of June 30, 2021:

•	on an actual basis;

•	on a pro forma basis to give effect to the Share Capital Reorganization; and

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments identified above and our sale of the Class A ordinary shares in the offering, and the receipt of approximately $                 in estimated net proceeds, assuming an offering price of $                  per share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, and the use of proceeds therefrom.

Investors should read this table in conjunction with our consolidated financial statements included in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(thousands of CHF)
Cash and cash equivalents	106,649	106,649

Share capital
Class A ordinary shares, CHF 10 par value, 196,592 outstanding actual; CHF 0.10 par value, 245,740,000 issued and outstanding pro forma and issued and outstanding pro forma as adjusted	1,966	24,574
Class B voting rights shares, CHF 1 par value, 276,350 outstanding actual; CHF 0.01 par value, 345,437,500 issued and outstanding pro forma and issued and outstanding pro forma as adjusted	276	3,454
Capital reserves	296,827	271,041
Other reserves	(3,886)	(3,886)
Accumulated losses	(26,618)	(26,618)

Total shareholders’ equity	268,565	268,565

Total capitalization	375,214	375,214

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per Class A ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, capital reserves and total shareholders’ equity by $                 million (CHF              million), assuming the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of Class A ordinary shares offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, capital reserves and total shareholders’ equity by $                 million (CHF              million), assuming the assumed initial public offering price of $                 per Class A ordinary share remains the same, and after deducting estimated underwriting discounts and commissions.

The selling shareholders identified herein will receive all net proceeds from the secondary offering of the Class A ordinary shares held by them. Therefore, we will not receive any net proceeds from their secondary offering and our total capitalization will not be impacted by such net proceeds received by the selling shareholders.

DILUTION

At June 30, 2021, we had a net tangible book value of $227.6 million (CHF 210.6 million), corresponding to a net tangible book value of $1,157.90 per Class A ordinary share. After giving effect to the Share Capital Reorganization, our pro forma net tangible book value at June 30, 2021 would have been $227.6 million (CHF 210.6 million), corresponding to a net tangible book value of $0.93 per Class A ordinary share. Net tangible book value represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets. Net tangible book value per share represents net tangible book value divided by 196,592, the total number of our Class A ordinary shares outstanding before giving effect to the Share Capital Reorganization. Pro forma net tangible book value per share represents net tangible book value divided by 245,740,000, the total number of our Class A ordinary shares outstanding after giving effect to the Share Capital Reorganization.

After giving further effect to the sale by us of the                Class A ordinary shares offered by us in the offering, and assuming an offering price of $                  per Class A ordinary share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value estimated at June 30, 2021 would have been $                million (CHF          million), representing $                 per Class A ordinary share. This represents an immediate increase in pro forma net tangible book value of $                  per Class A ordinary share to existing shareholders and an immediate dilution in net tangible book value of $                per Class A ordinary share to new investors purchasing Class A ordinary shares in this offering. Dilution for this purpose represents the difference between the price per Class A ordinary shares paid by these purchasers and pro forma net tangible book value per ordinary share immediately after the completion of the offering.

The following table illustrates this dilution to new investors purchasing Class A ordinary shares in the offering.

Assumed initial public offering price per Class A ordinary share		$
Net tangible book value per Class A ordinary share at June 30, 2021	$1,157.90
Pro forma net tangible book value per Class A ordinary share at June 30, 2021	0.93
Increase in pro forma net tangible book value per Class A ordinary share attributable to new investors

Pro forma as adjusted net tangible book value per Class A ordinary share after the offering
Dilution per Class A ordinary share to new investors		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $                 per Class A ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per Class A ordinary share after this offering by $                 per Class A ordinary share and increase (decrease) the immediate dilution to new investors by $                 per Class A ordinary share, in each case assuming the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase of 1,000,000 shares in the number of Class A ordinary shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $                 per Class A ordinary share and decrease the dilution to new investors by approximately $                 per Class A ordinary share, and each decrease of 1,000,000 shares in the number of Class A ordinary shares offered by us would decrease our pro forma as adjusted net tangible book value by

approximately $                 per Class A ordinary share and increase the dilution to new investors by approximately $                 per share, in each case assuming the assumed initial public offering price of $                 per Class A ordinary share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2021, on an a pro forma adjusted basis as described above, the number of our Class A ordinary shares, the total consideration and the average price per share (1) paid to us by existing shareholders and (2) to be paid by new investors acquiring our Class A ordinary shares in this offering at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders			$		$
New investors

Totals		100.0%		$100.0%	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per Class A ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all shareholders by approximately $                 million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of Class A ordinary shares offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all shareholders by $                 million, assuming the assumed initial public offering price of $                 per Class A ordinary share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

PARTNERS’ LETTER

Dear prospective shareholders and On community,

Thank you for considering investing in On. Before you make your decision, we, the five On Partners, would like to give you some insights into why On exists, what drives our growth and how our culture is different.

When Olivier took his first strides in the prototype of what would become the original On shoe, he felt something that he had never felt before. He seemed to be floating above the ground—it was like running on clouds. As a three-time world champion and six-time Ironman champion, Olivier had already run a total distance further than circumnavigating the circumference of the globe, but never like this.

To validate his experience, Olivier invited his friends Caspar and David (and eventually Marc and Martin)—all of us amateur runners who had been battling with running injuries—to try his shoes. We were so impressed that we started to dream of bringing these shoes to runners around the world, and empowering them to have more fun on the run. Eleven years on, we believe that we are a favorite brand of many runners, worn by Olympians and world champions, and one of the fastest-growing sports companies.

On is an innovation company at heart. We founded On based on an invention—a completely new cushioning technology, CloudTec—and have since created many more innovations and patents. On exists at the intersection of performance, design and impact. Changing the game with Swiss engineering, we focus our development efforts on three main areas: increasing performance for athletes and consumers, smarter design, and innovating a path to a more sustainable future where On’s growth is decoupled from resource depletion. Under the guidance of the co-founders, a highly talented team of biomechanics, engineers, materials experts and designers is constantly dreaming up new products. The result is technology that you can see and feel—no longer just in running shoes but also in performance-infused footwear, sportswear and accessories for the outdoors and for an active lifestyle—all amplified with new digital and physical experiences that we believe create value for our fans and give On an edge over the competition.

We live by the explorer spirit. The breakthrough success of the first invention encouraged us to continue challenging the status quo. Today, we still believe that doing things differently will continue to give On an advantage. How? By taking a contrarian view, questioning, and debating—something we ask of our teams, no matter what function they are in. We also believe that before you can create something, you have to be able to dream it. So we allow our teams to dream big. We will continue to make calculated, courageous moves when venturing into the unknown, whether that is with new territories, new products, new materials, new business models or new consumers.

Diversity, inclusion, and empowerment as the catalyst for exploration and innovation. We are building the team to harness the ingenuity that comes from diverse viewpoints—from scientists, athletes, designers, storytellers, product developers, digital innovators, talent scouts and business operators. On’s high-performing global team not only brings together 52 different nationalities, but also the richness of different mindsets and cultural backgrounds. And with a culture of inclusion and continuous improvement, this winning team gets better every day. We empower our teams to make decisions, guide them with our values, and enable them to make things happen. This allows us to continue scaling while retaining the entrepreneurial mindset of our startup culture well beyond the days of still being able to call ourselves a startup.

The On community is not only loyal, they are advocates. They tell their friends, family and social followers to choose On too. Word of mouth is a big driver of growth for On, as our industry-leading net promoter score of 66 shows. Many On fans own more than one or two pairs of our shoes, they own many. 43% of our e-commerce customers have already purchased two or more items, and this number keeps increasing. Our team regularly receives messages from fans around the world. They might hear from a runner in Shanghai, a hiker in Hokkaido, a commuter in Chicago, or a rather famous Swiss tennis player who wants to get involved.

Since 2019, we are proud to call Roger Federer not just an investor, but a friend and partner who spends many days with us in the On Lab working on his namesake sneaker franchise and his tennis competition shoe.

We meet the consumers wherever they are. At running events, in neighborhood training groups, core running stores, on the high street and on our website and social channels, which have seen a groundswell of community over the last 10 years. The strong direct relationship we have with our community has been built through our grassroots activities as well as our digital channels. This direct-to-consumer strategy continues to evolve, from e-commerce to On retail experience stores in key cities such as New York, Beijing or Shanghai. At the same time as we develop our DTC model, we keep building strong relationships with some of the most trusted retailers in running specialty, the outdoors and fashion, enabling us to deliver a well-balanced and premium multi-channel experience.

For runners, from runners. Many of our team members are ambitious athletes. Many of us run or work out, and our offices often buzz with energy and laughter after a lunchtime group run or yoga session. Running counts as work at On and, more often than not, we will be going out in a prototype of an upcoming product. As many of you will agree, running can be challenging and it teaches you persistence and discipline. We believe the honesty and authenticity that stems from running benefits our business.

Impact and performance can go hand-in-hand. Growing up in the Swiss Alps gives you a special appreciation for the natural world. Nature is not only where we play, it is also our source of inspiration and above all, it is our home. As a truly global company with a worldwide community, the challenges facing the planet take on new significance. As we grow, we continue to take on more responsibility, as proven by our public commitment to ambitious, science-based greenhouse gas emissions reduction targets. We also dream of completely new kinds of products. We recently introduced the first fully recyclable shoes available only by subscription. By applying efficient design, we are making the majority of our products more sustainable while at the same time increasing performance.

Born in Switzerland, at home in the world. On is based in Switzerland, one of the world’s smallest countries. With few inhabitants, high mountains and long winters, there are not enough runners here to support a running brand. So right from day one, On aspired to be a multinational company. Over the past decade, we have built strong bonds with consumers in markets such as the United States, Brazil, Australia, Germany and China. On takes a culture-sensitive approach to globalization, adapting to local customs where needed while working from a single operational blueprint. Today, we operate in more than 60 countries. We have fully owned subsidiaries in the major markets, all of which are growing rapidly. It is immensely gratifying for us to see On products worn, recommended, tested and loved by an active community across continents and very different cultures. We call Portland, New York, Shanghai, Tokyo, Sao Paulo, Berlin, Melbourne, Ho-Chi-Minh City, and of course Zurich, “home.”

We run On as a partnership. After founding On in 2010, getting it off the ground and starting to gain traction in a few markets, Caspar, David and Olivier quickly realized that we needed more management capacity to scale and professionalize the business. In 2013, in what turned out to be a defining moment for On’s leadership philosophy, we decided to bring on Marc (as COO) and Martin (as CFO) as equal partners. The shared judgments, deep level of trust and extra bandwidth from the five of us have significantly benefited On.

The five Partners lead the company collaboratively, with Caspar and David acting as Executive Co-Chairmen, Olivier as Executive Board Member, Martin as CFO & Co-CEO and Marc as Co-CEO. The three co-founders spend a considerable amount of their time on innovation and product development, with Marc and Martin focusing more on operational and administrative matters. In addition, each of us owns a number of strategic missions that contribute to both the operational and long-term success of On. This partnership has been an integral part of On’s culture and success in the past decade and we expect it to continue.

We also have an experienced board of directors, three of whom are independent, to oversee the management of On. We feel extremely fortunate to have attracted and developed a strong and talented senior leadership team consisting of 14 people, nearly half of them women, with seven nationalities represented. Some of them started at On as interns and many are industry outsiders bringing fresh perspectives. This inspiring group has grown On to where it is today—they operate the company and deserve much of the credit.

Join our mission. When Olivier was a professional athlete, he realized that the difference between first and second place was more than just physical performance: that it is not just the human body that determines whether you cross the finish line, reach the peak or dare to dream the big idea—it is the human spirit.

When we run, move, and explore, we can access reserves of performance that go way beyond the physical. We discover a capacity to dream bigger and better. We start to see that maybe, just maybe, we can make that dream a reality. We realized that our best ideas come from going for a run, a hike, or just moving. And that the more we move, the bolder our endeavors become.

When we revealed our patented CloudTec technology back in 2010, we redefined what it feels like to run. We made running feel lighter, more agile—more fun. When people stepped into the shoes something switched “On.” They found themselves moving. Sometimes further. Sometimes faster. Sometimes in entirely new ways. With millions of people around the world having discovered On and over 17 million products sold to date, we believe moving in On shoes and gear does not just feel effortless, it taps into something that has benefits long after their workout is over. And that is no accident—every On innovation is Swiss-engineered to deliver on our mission:

To ignite the human spirit through movement.

At this special stepping-stone in On’s journey, we invite you to join us in our mission. We aim to continue discovering and exploring new frontiers, doing things differently and building long-term, durable value for all stakeholders.

Caspar, David, Marc, Martin, Olivier

The On Partners

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus contains forward-looking statements that reflect our plans, strategy, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 and the unaudited consolidated interim financial statements as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020 were prepared in accordance with IFRS, as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF). We include certain financial information for years prior to 2019, which is derived from financial statements that are not included in this prospectus. The information for net sales prior to 2018 has been derived from the consolidated financial statements of On Holding AG for the years ended December 31, 2012 to 2017 and from the financial statements of On AG for the years ended December 31, 2010 to 2011, each prepared in accordance with Swiss GAAP. There are no significant differences in net sales recognized under Swiss GAAP and IFRS. Net sales for the years ended December 31, 2010 and 2011 have been derived from On AG’s historical financial statements for such periods as On Holding AG was formed subsequent to such periods. The information in this section does not give effect to the Share Capital Reorganization.

Overview

On is a premium performance sports brand rooted in technology, design and sustainability that has built a passionate global community of fans across more than 60 countries. We believe we are one of the fastest-growing scaled athletic sports companies in the world having grown our net sales at an 85% compound annual growth rate (“CAGR”) from inception through 2020 to CHF 425.3 million for the year ended December 31, 2020. Our growth has continued in 2021, with net sales growing 84.6% to CHF 315.5 million for the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020. We focus on providing a premium product experience to customers wherever they are and our brand resonates with our loyal customers around the world.

We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market.

Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor and Performance All Day. Our Performance Outdoor products embrace a new approach to taking on the mountains: light and fast; with shoes and outdoor apparel engineered to free you from the weight and bulk of traditional outdoor gear. Our Performance All Day range of products effortlessly fuses function and aesthetics.

(1)

The information for net sales prior to 2018 have been derived from the consolidated financial statements of On Holding AG for the years ended December 31, 2012 to 2017 and from the financial statements of On AG for the years ended December 31, 2010 to 2011, each prepared in accordance with Swiss GAAP. There are no significant differences in net sales recognized under Swiss GAAP and IFRS.

On operates as a single-brand consumer products business and therefore has a single reportable segment. This is primarily due to On’s strategies which focus on driving sales growth by increasing overall brand awareness and market share.

Our financial performance reflects the successful execution of specific business priorities integral to our growth strategies. Key highlights for 2020 compared to 2019 include:

•	net sales increased 59.2% to CHF 425.3 million;

•	net sales through the DTC sales channel increased 141.7% to CHF 160.5 million;

•	net sales through the wholesale sales channel increased 31.9% to CHF 264.8 million;

•	net sales in the EU, North America and Asia-Pacific increased 46.1% to CHF 187.5 million, 86.2% to CHF 208.1 million and 28.7% to CHF 23.0 million, respectively;

•	gross profit increased 61.5% to CHF 231.1 million;

•	gross margin increased 76 basis points to 54.3%;

•	net loss of CHF 27.5 million for 2020 compared to CHF 1.5 million in 2019; and

•	adjusted EBITDA increased 66.6% to CHF 49.8 million.

Key highlights for the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020 include:

•	net sales increased 84.6% to CHF 315.5 million;

•	net sales through the DTC sales channel increased 57.5% to CHF 115.4 million, maintaining a high DTC share of 36.6%;

•	net sales through the wholesale sales channel increased 104.9% to CHF 200.1 million;

•	net sales in the EU, North America and Asia-Pacific increased 56.5% to CHF 127.9 million, 104.9% to CHF 163.9 million and 153.7% to CHF 19.0 million, respectively;

•	gross profit increased 95.0% to CHF 187.2 million;

•	gross margin increased 3.1% to 59.3%;

•	net income of CHF 3.8 million for the six-month period ended June 30, 2021 compared to a net loss of CHF 33.1 million for the six-month period ended June 30, 2020; and

•	adjusted EBITDA increased 196.1% to CHF 47.3 million.

Adjusted EBITDA is a non-IFRS measure used by us to evaluate our performance. Furthermore, we believe this non-IFRS measure enhances investor understanding of our financial and operating performance from period to period because it excludes certain material items related to share-based compensation and costs related to this offering, which are not reflective of our ongoing operations and performance. Adjusted EBITDA should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. See “—Non-IFRS Measures” for a detailed description and a reconciliation to the nearest IFRS measure.

Our Growth Strategies

While we have generated net losses in recent years, our financial profile is characterized by high net sales growth and strong gross margin. We intend to deliver continued growth in net sales and profitability by executing on the following growth strategies:

Grow Brand Awareness and our Community

We believe that powerful consumer trends will continue to expand the approximately $300 billion global sportswear industry and that our differentiated product offering and appeal to our loyal community will drive increasing market share. We believe our brand is globally recognized today, and we have significant opportunities to further grow our brand awareness and expand the size and breadth of our community. While we have meaningfully grown internationally over the past decade, our unaided brand awareness outside of Switzerland remains below established sportswear peers, providing us with a clear runway ahead.

Authenticity gained through word of mouth, recommendations from athletes, influencers, tastemakers and a global community of runners and explorers has proven extremely valuable in organically and credibly growing the On brand. To further drive our brand’s awareness now and in the future, our internal agency team will focus on the following strategies:

•

Digital and social media: With a fast growing social presence fueled by storytelling, athletes and both physical and digital live events, we have the ability to drive brand affinity through a large audience. Our high share of voice shows that our engaged global community members are active within our channels and also promote On to their own audiences, sharing tips and offering advice to enhance the community experience.

•

Athlete advocacy: There is no better validation for our products than professional athletes trusting our shoes in the most demanding settings. Olympians and World Champions in track and field embrace our products and proudly display them on the world stage. At the same time, our athletes create opportunities for core sporting storytelling that create public relations opportunities for cultural impact.

•

Grassroots: The ‘Try On’ experience has proven a useful tool for us to show the benefit of our products and truth in our performance claims. By creating globally owned event series such as our 5k run crew ‘Squad Races’ or our yearly ‘Run Your Local Mountain’, we have invited thousands of broadly active runners to test and discover our brand. By further developing and adding new formats, we plan to reach and grow our community even further.

Our internal agency team collaborates across the business to ensure we are integrated directly into decision making for premium product storytelling, new innovative services, authentic community growth and shareable moments. At its heart, our marketing philosophy is simply to work with those who love our product, which we believe supports our high marketing efficiency and authenticity.

Leverage Innovation Leadership to Broaden Product Portfolio

We founded On with a view of making movement more effortless and comfortable. Eleven years on, we are broadening our focus beyond runners and their shoes. Our innovation teams are infusing Swiss engineered technology into products to be used all day, every day, and everywhere. We believe we can leverage our expertise in running to improve the functionality of products in adjacent lifestyles, including fitness, everyday use, outdoors and most recently tennis, and to broaden our product portfolio from footwear to apparel and accessories.

The evolution of our line of premium performance sports products and expansion of our product assortment has contributed meaningfully to our net sales growth. As additional products are introduced, it is expected that they will help diversify our product range and attract new customers across both sales channels. On has built a balanced portfolio of strong product franchises, including the Cloud, Cloudflow, CloudX, Cloudswift, Cloudflyer, Cloudventure and Cloudstratus. We believe our latest product launches Cloudnova, Cloud Hi and The Roger resonate well with our customers and we expect these products will further diversify our product mix in the future.

Expand our Geographic Footprint Through Controlled, Multi-channel Growth

We are in a growth phase in almost all of our international markets and we believe we have opportunities for continued market share gains. While we have generated net losses in recent years, we have achieved significant net sales growth historically as we have entered new markets. For example, On entered the United States in 2013 and has grown net sales under IFRS to CHF 202 million in 2020 from CHF 2 million net sales under Swiss GAAP in 2013. In our home market Switzerland we have grown net sales under IFRS to CHF 52 million in 2020 from CHF 1 million net sales under Swiss GAAP in 2010. We entered China in 2018 and grew our net sales in the region by 199% from CHF 1.8 million in 2019 to CHF 5.5 million in 2020. We have continued to grow our net sales across these international markets for the six-month period ended June 30, 2021, with the United States, Switzerland and China accounting for CHF 157 million, CHF 27 million and CHF 8 million, respectively, of net sales during that period.

We believe that pioneering a true multi-channel strategy will ultimately lead to superior outcomes, lower cost of customer acquisition and higher customer retention and repeat purchases. Our wholesale and our DTC channels are mutually beneficial to each other because we always put the customer first. We ask ourselves which customers we want to attract and what is the best and most efficient acquisition channel to deliver a superior experience to these customers. We then aim to deliver that superior experience wherever the customer decides to shop, whether online or in a physical store.

We intend to continue to grow our global footprint by tapping into new customer segments without compromising our premium customer experience across our wholesale and DTC channels:

•

Wholesale channel expansion: We intend to take a measured approach to attract new customers and enter new markets through selected retail partners that are complementary to our brand. We started with the run specialty channel and then selectively expanded to additional premium retail partners to reach a broader audience, building on the initial momentum and brand halo gained by our presence in specialty stores.

•	Additional doors: We believe there is significant room to enter additional premium doors in less mature but also in many of our established markets by tapping into new customer segments.

•

Higher sales per door: We believe that by delivering a superior On brand experience at our wholesale partners (in an online and offline environment), we still have room to increase our sales per door. Furthermore, we aim to work with our partners in a very integrated way, including planning assortments and inventory and ensuring that we have the right product assortment in the corresponding channel for the respective consumer.

•

DTC channel expansion: The second pillar to the multi-channel growth is our DTC channel, both digital and physical, which we believe enables greater consumer engagement and offers an optimal environment to showcase our brand. We believe that this customer experience will lead to a continued increased share of our DTC channel in the long term, while the short term share continues to depend on the duration and impact of the COVID-19 pandemic and the consumer behavior in the immediate post-COVID-19 periods. Our DTC business represented 37.7% and 36.6% of our net sales in 2020 and the six-month period ended June 30, 2021, respectively.

•

Digital: Our scaled DTC e-commerce business represented approximately 0.9 million active customers in 2020. We believe that we have ample opportunity to not only acquire new customers, but also drive repeat purchases. Knowing our customers and being able to provide them a superior experience over time is key. Historically, we have achieved growth in our digital channel thanks to our capability to achieve superior returns on our advertising spend. We will continue to strive for strong growth to further enhance our digital experience.

•

Physical: We plan to selectively build physical stores to showcase our brand and products, which we believe will further strengthen our local community and brand reach. Our stores will be designed to create an enriching customer experience through technology and personalized customer service. We opened our first flagship retail location in New York City in 2020, and our intention is to have a very selective presence with flagship locations in key cities around the globe. We believe retail stores will be a key growth pillar in China. We currently operate six mall-based mono-brand stores in Shanghai and Chengdu. We primarily target premium shopping locations in major cities where we are able to directly connect with customers who we believe will connect with On.

Continue to Drive Operational Excellence

As we scale our business, we plan to continue leveraging our brand and powerful business model to drive operational efficiencies and improved financial and operating performance in the following ways:

•

Insourcing of product development and Vietnam-European Union Free Trade Agreement. In 2020, On successfully completed the insourcing of product development from an external sourcing agent. Consequently, all products purchased as of 2021 are no longer subject to a sourcing fee. As of August 2020, On benefits from the newly established free trade agreement between the EU and Vietnam. These factors had a positive impact on our gross margin for the six-month period ended June 30, 2021.

•

Strong channel profitability and mix. We intend to expand our DTC channel in high-value markets that can support the profitable rollout of e-commerce and select retail stores. We believe this will allow us to maintain our high levels of gross margin in our e-commerce-led DTC channel.

•

Conversion of distributor markets. As of June 30, 2021, On worked with distribution partners in 25 countries. As we grow, we expect to transition some of those distributor markets to a direct retail distribution system, which will allow us to more efficiently and profoundly influence the customer experience.

•

Operating leverage. We have invested ahead of our growth in all areas of the business and have built highly scalable business processes, including design and manufacturing, multi-channel distribution and corporate infrastructure. As we continue our growth trajectory, On expects to realize economies of scale. At the same time, On will continue to invest into all areas of the business as part of our geographical and product expansion.

Looking toward the future, we believe that these initiatives will provide a robust foundation for growth and position us to continue capturing market share.

Factors Affecting Our Performance

Our growth, our financial condition and results have been, and will continue to be, affected by a number of factors, including the following:

Ability to Grow into New Geographies and to Convert Distributor Markets

Entering new geographic markets or converting distributor markets requires us to invest in personnel, marketing, and infrastructure, including additional offices, showrooms and distribution networks. Our international expansion has resulted in, and will continue to result in, increased costs and is subject to a variety of risks, including low initial brand awareness, local competition, inventory risks, website translation, multilingual customer service, potentially complex import and delivery logistics, and compliance with foreign laws and regulations. Increased costs include, but are not limited to, personnel expenses for sales and marketing teams to initially build a sales network, lacking economies of scale in distribution and supply chain and additional administration expenses. The duration of those additional costs, among others, depends on the geographical size and structure of the particular market, as well as the existing level of brand awareness.

Ability to Invest

We will continue to make investments across our business to drive growth, and therefore we expect expenses to increase. We will continue to invest significant resources in talent, sales and marketing to drive brand awareness and demand for our products. Marketing expenses as a percentage of net sales were 10.7% for 2020 and 13.3% for the six-month period ended June 30, 2021. We intend to increase marketing expenses in the future, including investment in digital customer acquisition and brand awareness within the e-commerce platform. To support our growth, we also intend to continue investing in our distribution network as well as into product inventory. For example, during 2020, distribution expenses increased to CHF 51.1 million, compared to CHF 28.6 million in 2019, mainly as a result of the increased DTC share as well as due to higher labor cost incurred by our logistics partners as a result of the COVID-19 pandemic. We also intend to continue investing in new manufacturing partners, which has in the past partially resulted in, and may continue to result in, higher purchasing expenses. We also expect to continue to invest into research and development to drive innovations and product offerings. To support the expansion of our own retail network, we intend to invest into additional physical retail stores and store leases. Our corporate infrastructure is essential to our ability to take data driven decisions, enhance customer experience, and enable an efficient and collaborative working environment for our global team. We plan to continue to invest in our corporate back- and front-end infrastructure. The anticipated employee growth is expected to drive additional investments into office space. In late 2021, we expect to open a new office in Berlin, and in 2022, we expect to move both our North American headquarters in Portland and our global headquarters in Zurich into new locations, which is expected to result in significant capital expenditures related to office build out and office infrastructure.

Ability to Manage Inventory

Our ability to grow has been, and will continue to be dependent on the availability of the right inventory at the right time, at the right place. Our data driven approach to demand planning together with an integrative approach between sales, demand, and supply planning has enabled rapid growth while maintaining a premium positioning. Historically, wrong inventory levels have resulted in missed sales opportunities, higher expenses, including higher freight expenses due to a higher share of air-freighted product, increased distribution expenses, and higher discounts towards wholesale partners, as well as in higher or lower levels of working capital. For example, in 2019 low inventory levels resulted in air freight expenses of CHF 8.2 million, or 3.1% of net sales, while a more balanced inventory in 2020 resulted in air freight expenses of CHF 9.2 million, or 2.2% of net sales.

Customs and Duty Expenses

Most distribution markets that we operate in impose customs and duties on the importation of footwear and apparel products manufactured in Vietnam, China and most other countries. For example, in 2020, we have experienced the impact of significant changes in global customs and duty rates for footwear and apparel products, including, but not limited to, higher tariffs for importing apparel from China into the United States and the implementation of the Vietnam-European Union Free Trade Agreement.

Seasonality

Historically, we have experienced higher net sales in the third and fourth quarters of the fiscal year compared to other quarters, due in large part to the phasing of our product seasons, with spring-summer season from November to May and fall-winter season from July to October, as well as seasonal holiday demand. For example, in 2020 and 2019, our third and fourth quarters combined each represented 60% and 55% of our total net sales. However, starting in 2022 we are planning to introduce new product seasons with spring-summer season from January to June and fall-winter season from July to December. This may result in changes to the seasonality of our financial results.

Foreign exchange

We are also exposed to fluctuation in foreign exchange on various transactions. The majority of our transactional foreign exchange risk arises from products sourced in U.S. dollars, while selling, general and administrative expenses are realized in currencies of the countries in which they are incurred and sales are denominated in the currencies of the respective destination markets. In both 2020 and 2019, we generated 88% of our net sales in currencies other than CHF. We have a high degree of visibility into our net currency exposures. This visibility allows us to enter into derivatives to hedge our foreign currency exposure. As we continue to grow our business in existing and new geographies, we expect our foreign exchange exposures to increase. We do not apply hedge accounting and derivative instruments are recorded as financial assets or liabilities at fair value through profit or loss. In 2020, fair value losses on derivatives amounted to CHF 1.3 million. For the six-month period ended June 30, 2021 fair value gains on derivatives amounted to CHF 0.1 million.

Coronavirus (COVID-19)

In March 2020, the World Health Organization designated the new coronavirus disease (“COVID-19”) as a global pandemic. Governments around the world implemented public health and social measures to slow the transmission of the virus. These included physical and social distancing measures, including mandatory store closure in many areas of the world, which have had a significant impact on certain businesses such as retail, sporting events and fitness providers. Our response to the impact of COVID-19 was to focus on protecting our people, safeguarding our supply chain, responding to new patterns of demand and intensifying partnerships with our customers.

Over the course of 2020 and the first six months of 2021, we demonstrated agility and adapted to the unprecedented impacts of COVID-19, as evidenced by our strong continued financial performance during the respective periods. Our balanced sales mix across both channels and geographies provided us with net sales resiliency as regions were impacted by the pandemic in different ways and at different times. While we expect our strong financial performance to continue, the extent of the future impact of COVID-19 on our operational and financial performance depends on future developments outside of our control, including the duration and spread of the pandemic and related actions taken by international, federal, state and local governments to prevent disease spread, the emergence of variant strains and the pace and efficiency of vaccination efforts. For a more complete discussion of the COVID-19 related risks facing our business, refer to the “Risk Factors” section included elsewhere in this prospectus. We currently believe we will have sufficient liquidity from cash reserves and credit facilities to mitigate the impact of these risks and meet short-term financial obligations.

Post-Offering Public Company Expenses

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In particular, we expect our accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal controls over financial reporting, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements following this offering will reflect the impact of these expenses.

In addition, we grant share-based compensation awards to our extended founder team, other members of senior management and to certain other employees to incentivize individuals based on their impact and contribution to On. No later than 75 days after the date of this offering, we expect to grant options under our 2020 LTIP which will be exercisable into 10,552,670 Class B voting rights shares and 5,504,433 Class A ordinary shares, respectively, and which will vest at the time of grant. Upon the granting and vesting of such options, we will recognize share-based compensation expense. For illustrative purposes, if such options were granted on the date of pricing of this offering, we would recognize a share-based compensation charge of approximately $                 million based on the assumed initial public offering price of $         per Class A ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. We also expect to grant Class A ordinary shares under our Founders Plan no later than 75 days after the date of this offering, to certain employees who are not eligible to receive grants under our existing equity incentive plans (the “Founder Grants”) with an aggregate value of approximately $                 million. For illustrative purposes, if the share price at the date of grant is $                 per Class A ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we would recognize a share-based compensation charge of approximately $                 million.

A $1.00 increase (decrease) in the assumed share price at the time of grant of the grants under our 2020 LTIP would increase (decrease) the value of the grants under our 2020 LTIP by $                 million and the related share-based compensation charge by $                 million. A $1.00 increase (decrease) in the assumed share price at the time of the Founder Grants, would increase (decrease) the related share-based compensation charge by $                 million.

Summary of Financial Performance

The following table summarizes certain key operating measures as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020, and as of and for the years ended December 31, 2020 and 2019. See “—Results of Operations” for additional details and for the comparison discussions between the years ended December 31, 2020 and 2019 and the six-month periods ended June 30, 2021 and 2020.

Operating Results

	Six-month period ended June 30,		Fiscal year ended December 31,
	2021	2020	2020	2019
	(thousands of CHF, except for percentages and per share amounts)
Net sales	315,454	170,918	425,295	267,120
Gross profit	187,179	96,004	231,105	143,117

Gross margin	59.3%	56.2%	54.3%	53.6%
Operating result	12,480	(29,315)	(17,094)	5,689

Net income / (loss)	3,759	(33,052)	(27,524)	(1,473)

Basic EPS Class A (CHF)	16.72	(159.43)	(129.50)	(7.87)
Diluted EPS Class A (CHF)	16.57	(159.43)	(129.50)	(7.87)

	Six-month period ended June 30,		Fiscal year ended December 31,
	2021	2020	2020	2019
	(thousands of CHF, except for percentages and per share amounts)

Other data(1)
Adjusted EBITDA	47,299	15,975	49,762	29,869
Adjusted EBITDA Margin	15.0%	9.3%	11.7%	11.2%
Adjusted Net Income	27,791	(5,763)	22,828	16,771
Adjusted EPS Class A (CHF)	123.63	(27.80)	107.40	89.60
Adjusted Diluted EPS Class A (CHF)	122.51	(26.97)	103.97	88.18

Financial Position

	As of
	June 30, 2021	December 31, 2020	December 31, 2019
	(thousands of CHF)
Cash	106,649	90,642	11,929
Net Working Capital(1)	155,503	112,966	69,547
Total assets	635,694	382,569	143,628
Total non-current liabilities	170,404	51,114	13,909
Shareholders’ equity	268,565	245,093	64,414

(1)

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted EPS, Adjusted Diluted EPS and Net Working Capital are non-IFRS measures. See “—Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Components of our Results of Operations

Net Sales

Net sales are derived from selling premium performance products including shoes, apparel and accessories.

Net sales within the wholesale sales channel are recognized at a point in time when control of the goods has transferred, which is when the goods have been shipped to the customer’s specified location. Following delivery, the customer has the primary responsibility when onselling the goods and bears the risks of obsolescence and loss in relation to the goods. Net sales within the wholesale sales channel are sales net of any discounts or volume rebates.

Net sales within the DTC sales channel are recognized when control of the goods has transferred, namely upon shipment for e-commerce customers or at the point the customer purchases the goods at the retail store. Payment of the transaction price is due immediately when the customer purchases the goods. At the point when the control of goods has transferred, a refund liability (other current financial liabilities) and a corresponding adjustment to net sales is recognized for those products expected to be returned. At the same time, the Company has a right to recover the product when customers exercise their right of return so consequently recognizes a right to returned goods asset (other current operating assets) and a corresponding adjustment to cost of sales.

Cost of Sales

We outsource the manufacturing of our products. Therefore, cost of sales primarily consists of the cost of purchases of finished goods, which are sourced in U.S. dollars. Other cost of sales relate to personnel expenses in connection with sourcing materials and quality control, depreciation charges for production tools, in-bound freight, duty and non-refundable taxes incurred in delivering the goods to distribution centers managed by third parties, and inventory provision expenses.

Gross Profit

Gross profit is net sales less cost of sales. Gross margin measures gross profit as a percentage of net sales.

Selling, General and Administrative Expenses

Our Selling, General and Administrative expenses (“SG&A expenses”) expenses generally consist of selling, marketing, distribution, general and administrative, and share-based compensation.

Selling expenses support our customer relationships and enable the delivery of products to wholesale customers and end customers through our e-commerce platform and owned retail stores. These expenses include: personnel expenses for sales and technical representatives, paying processing fees in the DTC sales channel and depreciation expenses. Distribution expenses primarily relate to leasing and third-party expenses for warehousing inventories and transportation costs associated with delivering products from distribution centers to wholesale and end customers. Selling and distribution expenses are generally correlated to net sales. As a percentage of sales, we expect selling costs to decrease as the business achieves economies of scale as we continue to grow.

Marketing expenses consist primarily of advertising and marketing promotions (both offline and digital campaigns) of our products, as well as trade show and event costs, sponsorship costs, consulting and contractor expenses, travel, product display expenses and overhead costs. We intend to continue to invest in our marketing capabilities in the future and expect this expense to increase in absolute dollars in future periods as we release new products and expand internationally. Marketing expense as a percentage of total net sales may fluctuate from period to period based on total net sales and the timing of our investments in marketing functions as these investments may vary in scope and scale over future periods.

General and administrative expenses represent costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, other professional service costs, depreciation, amortization related to software and patents and other rights. We have invested considerably in this area to support the growing volume and complexity of the business and anticipate continuing to do so in the future. In addition, in connection with this offering, we expect to incur certain transaction-related costs. Following this offering, we anticipate a significant increase in accounting, legal and professional fees associated with being a public company.

Share-based compensation costs represent expenses for compensation plans for selected employees and for third parties. In connection with this offering, we expect to incur additional share-based compensation expenses.

Operating Result

Operating result is gross profit less SG&A expenses.

Financial Result

Financial result includes income from interest on employee benefit plans, less financial expenses consisting primarily of bank charges and interest expenses as a result of commitment fees paid for bank overdraft facilities, and the net impact of foreign exchange rate fluctuations in a given period.

Income Taxes

We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Switzerland, the United States and China. On May 19, 2019, the Swiss electorate passed the Federal Act on Tax Reform and AHV Financing (“TRAF”). The tax reform abolished the tax regimes for holding, domiciliary and mixed companies as of January 1, 2020 and introduced new tax measures. As a result, our statutory income tax rate in the canton of Zurich decreased effective from January 1, 2021.

Results of Operations

For the Six-Month Period Ended June 30, 2021 Compared to the Six-Month Period Ended June 30, 2020

The following table summarizes results of operations and expresses the percentage relationship to net sales of certain financial statement captions.

	Six-month period ended June 30,
	2021	2020	Change	% Change
	(thousands of CHF)
Net sales	315,454	170,918	144,536	84.6%

Cost of sales	(128,275)	(74,914)	(53,361)	(71.2)%

Gross profit	187,179	96,004	91,175	95.0%

Selling, general and administrative expenses	(174,700)	(125,319)	(49,381)	(39.4)%

Operating Result	12,480	(29,315)	41,795	142.6%

Financial income	12	13	(1)	(7.7)%
Financial expenses	(1,543)	(465)	(1,078)	(231.8)%
Foreign exchange result	2,299	(643)	2,942	457.5%

Income/(Loss) before taxes	13,248	(30,410)	43,658	143.6%

Income taxes	(9,490)	(2,642)	(6,848)	(259.2)%

Net income / (loss)	3,759	(33,052)	36,811	111.4%

Net sales

Net sales by sales channel

The following table presents net sales by sales channel:

	Six-month period ended June 30,
	2021	2020	Change	% Change	% of June 30, 2021 Net Sales	% of June 30, 2020 Net Sales
	(thousands of CHF, except percentages)
Wholesale	200,101	97,655	102,446	104.9%	63.4%	57.1%
DTC	115,354	73,263	42,091	57.5%	36.6%	42.9%
Net sales	315,454	170,918	144,536	84.6%	100.0%	100.0%

Net sales for the six-month period ended June 30, 2021 increased by CHF 144.5 million, or 84.6%, compared to the six-month period ended June 30, 2020.

Net sales generated by the wholesale sales channel for the six-month period ended June 30, 2021 increased by CHF 102.4 million, or 104.9%, to CHF 200.1 million, compared to CHF 97.7 million for the six-month period ended June 30, 2020. This increase was attributable to increased brand awareness driving growth in the volume of products sold to new and existing wholesale customers, strong recovery in demand from retailers after the COVID-19 restrictions were lifted in certain markets, partially offset by the continued negative impact of COVID-19 lockdowns mainly between January and April 2020. Net sales generated by the wholesale sales channel as a percentage of net sales increased to 63.4% for the six-month period ended June 30, 2021, from 57.1% for the six-month period ended June 30, 2020.

Net sales generated by the DTC sales channel for the six-month period ended June 30, 2021 increased by CHF 42.1 million, or 57.5%, to CHF 115.4 million, compared to CHF 73.3 million for the six-month period ended June 30, 2020. This was primarily driven by increased traffic on our e-commerce platform as a result of a change in consumer behavior during the COVID-19 pandemic. Our e-commerce platform recorded 38.9 million visits during the six-month period ended June 30, 2021 and 28.5 million visits during the six-month period ended June 30, 2020. Net sales generated from the DTC sales channel as a percentage of net sales decreased to 36.6% for the six-month period ended June 30, 2021 compared to 42.9% for the six-month period ended June 30, 2020 due to increased e-commerce sales and decreased wholesale sales during the lockdowns in 2020. Net sales from our own retail network for the six-month period ended June 30, 2021 was not significant. We operated seven retail stores as of June 30, 2021.

Net sales by geography

The following table presents net sales by geographic region (based on the location of the counterparty):

	Six-month period ended June 30,
	2021	2020	Change	% Change	% of June 30, 2021 Net Sales	% of June 30, 2020 Net Sales
	(thousands of CHF, except percentages)
Europe	127,920	81,745	46,175	56.5%	40.6%	47.8%
North America	163,944	79,997	83,947	104.9%	52.0%	46.8%
Asia-Pacific	19,046	7,506	11,540	153.7%	6.0%	4.4%
Rest of World	4,545	1,670	2,875	172.2%	1.4%	1.0%

Net Sales	315,454	170,918	144,536	84.6%	100.0%	100.0%

Net sales increased across all geographic regions for the six-month period ended June 30, 2021. The North American market experienced a strong recovery in physical retail due to easing of COVID-19 restrictions, and continued growth of our DTC channel leading to net sales growth of 104.9%. Lockdowns in Europe, and in particular in the key market of Germany, were imposed for a significantly longer period of time, which resulted in lower net sales growth of 56.5%. Net sales growth of 153.7% in Asia-Pacific was primarily driven by strong sales growth in China and Australia. Net sales growth of 172.2% in Rest of World was driven by strong sales growth in Brazil and other markets due to the easing of COVID-19 restrictions.

Net sales by product

The following table presents net sales by product group:

	Six-month period ended June 30,
	2021	2020	Change	% Change
	(thousands of CHF, except percentages)
Shoes	298,537	161,699	136,838	84.6%
Apparel	14,850	7,651	7,199	94.1%
Accessories	2,069	1,567	502	32.0%

Net Sales	315,454	170,918	144,536	84.6%

Net sales increased across all product groups with shoes and apparel experiencing the largest growth. The increase in net sales for shoes in the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020 was partly driven by updated product releases for our Cloudswift, Cloudflyer and CloudX shoes in Performance Running, and by the launch of our new Cloudboom Echo, Cloudultra and Cloudbridge shoes in Performance Running and Performance Outdoor. The increase in net sales for apparel for the six-month period ended June 30, 2021 was primarily due to extending our product range.

Cost of Sales and Gross Profit

Cost of sales during the six-month period ended June 30, 2021 increased by CHF 53.4 million, or 71.2%, to CHF 128.3 million, compared to CHF 74.9 million during the six-month period ended June 30, 2020. Gross profit was CHF 187.2 million for the six-month period ended June 30, 2021, representing a gross margin of 59.3%, compared with CHF 96.0 million for the six-month period ended June 30, 2020, representing a gross margin of 56.2%. The increase in gross margin was primarily driven by the continued high share of DTC sales; duplicate expenses during the six-month period ended June 30, 2020 in relation to building up our in-house sourcing organization while finalizing payments to former external sourcing agencies; and lower customs expenses due to the new free trade agreement between Vietnam and the EU which became effective in the third quarter of 2020.

Selling, General and Administrative Expenses

SG&A expenses during the six-month period ended June 30, 2021 increased by CHF 49.4 million, or 39.4%, to CHF 174.7 million, compared to CHF 125.3 million during the six-month period ended June 30, 2020. As part of this development, share-based compensation decreased by CHF 20.5 million to CHF 19.9 million from CHF 40.4 million. Excluding share-based compensation, SG&A expenses as a percentage of net sales slightly improved to 49.1% during the six-month period ended June 30, 2021 from 49.7% during the six-month period ended June 30, 2020. The decrease in SG&A expenses, excluding share-based compensation, as a percentage of net sales is primarily attributable to reduced investment opportunities due to the global COVID-19 pandemic.

SG&A expenses were also impacted by the following factors:

•

Marketing expenses increased by CHF 25.2 million to CHF 42.0 million during the six-month period ended June 30, 2021, from CHF 16.8 million during the six-month period ended June 30, 2020. As a percentage of net sales, marketing expenses increased to 13.3% during the six-month period ended June 30, 2021 compared to 9.8% during the six-month period ended June 30, 2020. The increase in marketing expenses as a percentage of net sales was primarily driven by an increased focus on investments in digital customer acquisition and demand creating expenses as well as brand building, partially offset by reduced investment opportunities due to the global COVID-19 pandemic, including grassroot activities.

•

Distribution expenses increased by CHF 17.5 million to CHF 40.4 million during the six-month period ended June 30, 2021 from CHF 22.9 million during the six-month period ended June 30, 2020 as a result of overall growth in net sales. As a percentage of net sales, distribution expenses decreased slightly to 12.8% during the six-month period ended June 30, 2021 compared to 13.4% during the six-month period ended June 30, 2020.

•

General and administrative expenses increased by CHF 22.4 million to CHF 50.2 million during the six-month period ended June 30, 2021 from CHF 27.8 million during the six-month period ended June 30, 2020. This increase was primarily due to hiring additional fulltime equivalents (“FTE”) to support the company growth, especially within the customer service, product innovation and support functions, and one-off IPO transaction costs. As a percentage of net sales, general and administrative expenses decreased slightly to 15.9% during the six-month period ended June 30, 2021 compared to 16.3% during the six-month period ended June 30, 2020.

•

Selling expenses increased by CHF 4.9 million to CHF 22.2 million during the six-month period ended June 30, 2021 from CHF 17.4 million during the six-month period ended June 30, 2020. As a percentage of net sales, selling expenses decreased to 7.0% during the six-month period ended June 30, 2021 compared to 10.2% during the six-month period ended June 30, 2020, primarily due to higher sales from the Wholesale channel and the underlying increase of efficiency within our sales team.

•	Share-based compensation expenses decreased by CHF 20.5 million to CHF 19.9 million during the six-month period ended June 30, 2021 from CHF 40.4 million during the six-month period ended

June 30, 2020. The decrease in expenses is primarily due to a one-off transaction in 2020 in connection with a capital round and a services, license, and investment agreement (“SLIA”).

Depreciation and Amortization

Depreciation and amortization expenses during the six-month period ended June 30, 2021 increased by CHF 6.8 million, or 139.1%, to CHF 11.7 million, compared to CHF 4.9 million during the six-month period ended June 30, 2020. The increase was primarily attributable to depreciation and amortization of continued investments into IT, especially our new ERP system landscape, own retail stores, and global offices.

Financial Result

Financial expenses during the six-month period ended June 30, 2021 increased by CHF 1.1 million, or 231.8%, to CHF 1.5 million, compared to CHF 0.5 million during the six-month period ended June 30, 2020 due to increased interest expense associated with leases. Net foreign exchange income during the six-month period ended June 30, 2021 increased by CHF 2.9 million to CHF 2.3 million, compared to an expense of CHF 0.6 million during the six-month period ended June 30, 2020 due to changes in the fair value of foreign exchange derivatives.

Income Taxes

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. Income tax expense increased by CHF 6.9 million to CHF 9.5 million during the six-month period ended June 30, 2021, compared to CHF 2.6 million during the six-month period ended June 30, 2020. The is primarily due to the combined effect of increase in income before taxes and higher proportion of net sales to North America and China. The effective tax rate is significantly impacted by non-deductible expenses, mainly related to share-based compensation.

For the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table summarizes results of operations and expresses the percentage relationship to net sales of certain financial statement captions.

	Fiscal year ended December 31,
	2020	2019	Change	% Change
	(thousands of CHF)
Net sales	425,295	267,120	158,175	59.2%

Cost of sales	(194,190)	(124,003)	(70,187)	(56.6)%

Gross profit	231,105	143,117	87,988	61.5%

Selling, general and administrative expenses	(248,199)	(137,428)	(110,771)	(80.6)%

Operating Result	(17,094)	5,689	(22,783)	(400.5)%

Financial income	27	47	(20)	(42.6)%
Financial expenses	(940)	(697)	(243)	(34.9)%
Foreign exchange result	(6,434)	(1,893)	(4,541)	(239.9)%

Income/(Loss) before taxes	(24,441)	3,147	(27,588)	(876.6)%

Income taxes	(3,083)	(4,620)	1,537	33.3%

Net income / (loss)	(27,524)	(1,473)	(26,051)	(1,768.6)%

Net sales

Net sales by sales channel

The following table presents net sales by sales channel:

	Fiscal year ended December 31,
	2020	2019	Change	% Change	% of 2020 Net Sales	% of 2019 Net Sales
	(thousands of CHF, except percentages)
Wholesale	264,819	200,716	64,103	31.9%	62.3%	75.1%
DTC	160,476	66,404	94,072	141.7%	37.7%	24.9%
Net sales	425,295	267,120	158,175	59.2%	100%	100%

Net sales for 2020 increased by CHF 158.2 million, or 59.2%, compared to 2019. Net sales generated by the wholesale sales channel as a percentage of net sales decreased to 62.3% for the year ended December 31, 2020, from 75.1% for the year ended December 31, 2019. Net sales generated from the DTC sales channel as a percentage of net sales increased to 37.7% for the year ended December 31, 2020 compared to 24.9% for the year ended December 31, 2019.

Net sales generated by the wholesale sales channel for 2020 increased by CHF 64.1 million, or 31.9%, to CHF 264.8 million, compared to CHF 200.7 million in 2019. This increase was attributable to the significant growth in the volume of products sold, to both new and existing wholesale customers, as a result of increased brand awareness and new product launches. The growth in net sales to recurring and new customers within the wholesale sales channel for 2020 compared to 2019 was lower than originally anticipated due to the COVID-19 lockdowns between February and April 2020 and November and December 2020.

Net sales generated by the DTC sales channel for 2020 increased by CHF 94.1 million, or 141.7%, to CHF 160.5 million, compared to CHF 66.4 million in 2019. This was primarily driven by increased traffic on our e-commerce platform as a result of a change in consumer behavior during the COVID-19 pandemic. During 2020, our e-commerce platform recorded 60.4 million visits and 753 thousand new customers. During 2019, our e-commerce platform recorded 25.7 million visits and 284 thousand new customers. In 2020, we opened our first retail store in New York City and three additional retail stores in China, however, the contribution to net sales growth from such locations was minimal in 2020. We operated five retail stores as of December 31, 2020.

Net sales by geography

The following table presents net sales by geographic region (based on the location of the counterparty):

	Fiscal year ended December 31,
	2020	2019	Change	% Change	% of 2020 Net Sales	% of 2019 Net Sales
	(thousands of CHF, except percentages)
Europe	187,510	128,344	59,166	46.1%	44.1%	48.0%
North America	208,089	111,761	96,328	86.2%	48.9%	41.8%
Asia-Pacific	22,999	17,867	5,132	28.7%	5.4%	6.7%
Rest of World	6,697	9,148	(2,451)	(26.8)%	1.6%	3.5%

Net Sales	425,295	267,120	158,175	59.2%	100%	100%

Net sales increased across all geographic regions in 2020 excluding Rest of World. The growth in North America and Europe was due to the growth in volumes described above. The North American market saw the largest consumer shift from wholesale to DTC in 2020, leading to a net sales growth rate of 86%. In Europe, the repeated COVID-19 lockdowns in the fourth quarter of 2020 negatively impacted overall growth. The growth in

Asia-Pacific was primarily a result of strong momentum across both wholesale and DTC channels. The reduction in Rest of World was primarily a result of lower order volumes from international distributors due to the impact of COVID-19.

Net sales by product

The following table presents net sales by product group:

	Fiscal year ended December 31,
	2020	2019	Change	% Change
	(thousands of CHF, except percentages)
Shoes	406,390	255,612	150,778	59.0%
Apparel	15,750	9,570	6,180	64.5%
Accessories	3,155	1,938	1,217	62.8%

Net Sales	425,295	267,120	158,175	59.2%

The net sales increase in each of our product groups in 2020 was relatively consistent with net sales growth. The increase in net sales for shoes in 2020 compared to 2019 was partly driven by updated product releases for our Cloudflow, Cloudflyer and CloudX shoes in Performance Running, new product launches of The Roger franchise and Cloudnova, which target younger consumers within the Performance All Day market, and the full year impact of hiking boots launched in late 2019 within the Performance Outdoor market. The increase in net sales for apparel in 2020 was primarily due to extending our product range to include more outdoor and casual styles of active wear.

Cost of Sales and Gross Profit

Cost of sales for 2020 increased by CHF 70.2 million, or 56.6%, to CHF 194.2 million, compared to CHF 124.0 million in 2019. Gross profit was CHF 231.1 million in 2020, representing a gross margin of 54.3%, compared with CHF 143.1 million in 2019, representing a gross margin of 53.6%. In 2020, we completed the process of bringing our sourcing team in house while expanding the number and quality of our factory partners to align available capacity with expected future demand. Both developments resulted in temporarily higher purchase prices and redundant development expenses, which increased our costs of sales but also allowed for reduced expenses related to air freight. Principally as a result of the increased share of our DTC sales channel, we grew our overall gross margin from 53.6% for 2019 to 54.3% for 2020.

The higher supply chain costs related to one-off duplicate expenses created by building-up an in-house sourcing organization while finalizing payments to former external sourcing agencies. In addition to these one-off costs, we incurred higher purchase prices due to the strengthening and diversification of the external manufacturing footprint. This was partly offset by a reduction in the use of air freight due to the increased production capacities and increase of demand for air freight during the COVID-19 pandemic.

Selling, General and Administrative Expenses

SG&A expenses for 2020 increased by CHF 110.8 million, or 80.6%, to CHF 248.2 million, compared to CHF 137.4 million in 2019. Part of the increase was attributable to share-based compensation, which increased by CHF 35.9 million to CHF 54.7 million in 2020, compared to CHF 18.8 million in 2019. Excluding share-based compensation, SG&A expenses as a percentage of net sales was largely consistent at 45.5% in 2020 and 44.4% in 2019.

SG&A expenses were also impacted by the following factors:

•	Marketing expenses increased by CHF 17.0 million to CHF 45.6 million in 2020, from CHF 28.6 million in 2019. This increase was primarily due to a shift away from offline and point-of-sale marketing to investment in digital customer acquisition and brand awareness within the e-commerce platform. As a percentage of net sales, marketing expenses remained constant at 10.7% in 2020.

•

Distribution expenses increased by CHF 22.5 million to CHF 51.1 million in 2020 from CHF 28.6 million in 2019. This increase was primarily due to the increase in sales through the DTC sales channel requiring higher distribution expenses, and increase in wages to U.S. warehouse workers to match or exceed unemployment benefits provided by the U.S. government in response to COVID-19. As a percentage of net sales, distribution expenses increased to 12.0% in 2020 compared to 10.7% in 2019.

•

General and administrative expenses increased by CHF 23.1 million to CHF 61.1 million in 2020 from CHF 38.0 million in 2019. This increase was primarily due to hiring additional FTE within the customer service and support functions, finance functions and other global support functions. As a percentage of net sales, general and administrative expenses remained relatively flat at 14.4% in 2020 compared to 14.2% in 2019.

•

Selling expenses increased by CHF 12.1 million to CHF 35.6 million in 2020 from CHF 23.5 million in 2019. This increase was primarily due to additional FTE required to support the growth in net sales and to manage relationships with key wholesale customers, and additional payment processing fees as a result of the growth in the DTC channel. As a percentage of net sales, selling expenses remained constant at 8.8% in 2020 compared to 8.4% in 2019.

•

Share-based compensation expenses increased by CHF 36.0 million to CHF 54.8 million in 2020 from CHF 18.8 million in 2019. The increase in expenses is primarily due to the grant of share-based compensation in connection with a SLIA and the vesting of existing plans for selected employees.

Depreciation and Amortization

Depreciation and amortization expenses for 2020 increased by CHF 6.8 million, or 126.3%, to CHF 12.1 million, compared to CHF 5.3 million in 2019. The increase was primarily attributable to depreciation and amortization on additions in patents and other rights, software, office expansion, owned retail stores and trade and production tools.

Financial Result

Financial expenses for 2020 increased by CHF 0.2 million, or 34.9%, to CHF 0.9 million, compared to CHF 0.7 million in 2019 due to increased interest expense associated with leases. Net foreign exchange expense for 2020 increased by CHF 4.5 million to CHF 6.4 million, compared to CHF 1.9 million in 2019 due to adverse movements in exchange rates on intercompany loans expressed in foreign currencies and changes in fair value of foreign exchange derivatives.

Income Taxes

Income taxes for 2020 decreased by CHF 1.5 million, or 33.3%, to CHF 3.1 million, compared to CHF 4.6 million in 2019. Our effective income tax rate was (12.6)% for 2020, compared to 146.8% in 2019. The decrease in the effective income tax rate was primarily due to non-deductible expenses in 2019 related to share-based compensation.

Non-IFRS Measures

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted EPS, Adjusted Diluted EPS and Net Working Capital are financial measures that are not defined under IFRS.

We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. Additionally, we believe these non-IFRS measures enhance an investor’s understanding of our financial and operating performance from period to period, because certain measures, such as Adjusted EBITDA, exclude certain material items relating to share-based compensation and transaction costs related to this offering which are not reflective of our ongoing operations and performance. In particular, we believe Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income and Net Working Capital are measures commonly used by investors to evaluate companies in the sportswear industry.

However, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted EPS, Adjusted Diluted EPS or Net Working Capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its closest IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin

The table below reconciles net income / (loss) to Adjusted EBITDA for the periods presented. Adjusted EBITDA Margin is equal to Adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Six-month period ended June 30,		Fiscal year ended December 31,
	2021	2020	2020	2019
	(thousands of CHF, except percentages)
Net income / (loss)	3,759	(33,052)	(27,524)	(1,473)
Exclude the impact of:
Income taxes	9,490	2,642	3,083	4,620
Financial income	(12)	(13)	(27)	(47)
Financial expenses	1,543	465	940	697
Foreign exchange result(a)	(2,299)	643	6,434	1,893
Depreciation and amortization	11,676	4,884	12,091	5,342
Share-based compensation(b)	19,891	40,406	54,765	18,838
IPO transaction cost(c)	3,251	—	—	—

Adjusted EBITDA	47,299	15,975	49,762	29,869

Adjusted EBITDA Margin	15.0%	9.3%	11.7%	11.2%

(a)	Represents the foreign exchange impact within the net financial result. We do not consider these expenses reflective of the operating performance of the business.
(b)	Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(c)

In connection with this offering, we have incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs.

Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS

We use Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS as measures of operating performance in conjunction with related IFRS measures.

Adjusted EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) from the calculation in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.

Diluted earnings per share (EPS) is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and the transaction costs relating to this offering and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.

The table below reconciles net income / (loss) to Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS for the periods presented:

	Six-month period ended June 30,			Fiscal year ended December 31,
	2021	2021	2020	2020	2019
	Class A	Class B	Class A	Class A	Class A
	(thousands of CHF, except per share data)
Net income / (loss)	3,578	180	(33,052)	(27,524)	(1,473)
Exclude the impact of:
Share-based compensation(a)	18,938	953	40,406	54,765	18,838
IPO transaction cost(b)	3,095	156	—	—	—
Tax effect of adjustments(c)	848	43	(13,117)	(4,413)	(594)

Adjusted Net Income	26,459	1,332	(5,763)	22,828	16,771

Number of shares at beginning of period	217,151	—	187,359	187,359	186,993
Number of shares at end of period	198,813	276,350	217,151	217,151	187,359

Weighted number of outstanding shares	214,011	107,469	207,318	212,548	187,166

Number of shares with dilutive effects	1,972	99	6,334	7,011	3,020

Weighted number of outstanding shares (diluted and undiluted)(d)	215,983	107,569	213,652	219,559	190,186

Adjusted EPS (CHF)	123.63	12.39	(27.80)	107.40	89.60
Adjusted Diluted EPS (CHF)	122.51	12.38	(26.97)	103.97	88.18

(a)	Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(b)

In connection with this offering, we have incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs.

(c)	The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(d)	Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted Net Income for such periods.

Net Working Capital

Net Working Capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management of Net Working Capital resources. We define Net Working Capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.

Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of
	June 30, 2021	December 31, 2020	December 31, 2019
	(thousands of CHF)
Trade receivables	84,031	51,631	41,421
Inventories	146,862	102,878	44,540
Trade payables	(75,390)	(41,543)	(16,414)

Net working capital	155,503	112,966	69,547

Liquidity and Capital Resources

Our primary need for liquidity is to fund working capital requirements, capital expenditures, debt service, lease obligations and for general corporate purposes. Our future contractual obligations are further discussed in “—Contractual Obligations and Commitments” below.

Our operations historically have been financed through cash flow from operations, net proceeds from an ordinary share capital increase in 2020 and bank overdraft facilities. As of December 31, 2020, we had CHF 90.6 million of cash and CHF 112.9 million of Net Working Capital compared with CHF 11.9 million of cash and CHF 69.5 million of Net Working Capital as of December 31, 2019. The CHF 78.7 million increase in cash as of December 31, 2020 was primarily due to the capital increase in 2020 partly offset by the change in Net Working Capital and capital expenditure. Refer to “—Capital Management” for further details. The CHF 43.4 million increase in Net Working Capital in 2020 was primarily due to increased inventory levels required to capture further market share across the wholesale and DTC sales channels and anticipated demand from wholesale customers post lockdown, which was partially offset by increased trade payables owing to factory partners related to the increase in inventories.

As of June 30, 2021, we had CHF 106.6 million of cash and CHF 155.5 million of Net Working Capital compared with CHF 90.6 million of cash and CHF 112.9 million of Net Working Capital at December 31, 2020. The CHF 16.0 million increase in cash was primarily due to cash inflows from operations. The CHF 42.6 million increase in Net Working Capital was due to increased inventory levels in connection with the net sales growth within the wholesale and DTC sales channels.

We believe our existing cash and cash equivalent balances, cash flow from operations and bank overdraft facilities will be sufficient to meet the Net Working Capital and capital expenditure needs for at least the next 12 months. Refer to “—Indebtedness” for further details. There are no material restrictions that would prevent the repatriation of cash flows from On Holding AG’s subsidiaries to fund its cash requirements. Our long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of net sales growth, the timing and extent of spending on research and development efforts and other growth initiatives, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions including the continued uncertainty of COVID-19. Our historical research and development expenses were CHF 1.9 million, CHF 1.6 million and CHF 2.0 million for the years ended December 31, 2020 and 2019 and six-month period ended June 30, 2021, respectively, and related primarily to product development and innovation. Our capital expenditures are generally internally financed, and historically were CHF 18.6 million, CHF 9.5 million and CHF 9.6 million for the years ended December 31, 2020 and 2019 and six-month period ended June 30, 2021, respectively, and primarily related to registration fees for our intellectual property and purchases of leasehold improvements, production tools and IT hardware. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that may restrict our operations. There can be no assurances that we will be able to raise additional capital on terms that are attractive to us or at all. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Cash Flows

	Six-month period ended June 30,		Fiscal year ended December 31,
	2021	2020	2020	2019
	(thousands of CHF)
Cash (outflow) from operating activities	29,757	(1,802)	(14,728)	(5,218)
Cash (outflow) from investing activities	(9,790)	(7,298)	(18,624)	(9,538)
Cash inflow (outflow) from financing activities	(4,948)	127,128	124,796	(690)
Change in net cash and cash equivalents	15,019	118,028	91,444	(15,447)
Net cash and cash equivalents at the end of the period	106,550	118,120	90,595	120

Cash flows from operating activities

Cash inflow from operating activities was CHF 29.8 million during the six-month period ended June 30, 2021 compared to cash outflow from operating activities of CHF 1.8 million during the six-month period ended June 30, 2020. The period-over-period increase of CHF 31.6 million in cash flows from operating activities was primarily due to income generated in the period partially offset by the increase in inventory levels.

Cash outflow from operating activities was CHF 14.7 million in 2020 compared to cash outflow from operating activities of CHF 5.2 million in 2019. The year-over-year decrease of CHF 9.5 million in cash flows from operating activities was primarily due to the increase in Net Working Capital requirements to fund the growth in the business.

Cash flows from investing activities

Cash outflow from investing activities was CHF 9.8 million during the six-month period ended June 30, 2021 compared to cash outflow from investing activities of CHF 7.3 million during the six-month period ended June 30, 2020. The cash flows from investing activities related to investments in IT infrastructure in connection with the implementation of the new global ERP system, and investment into the build-out of new offices.

Cash outflow from investing activities was CHF 18.6 million in 2020 compared to cash outflow from investing activities of CHF 9.5 million in 2019. The year-over-year decrease of CHF 9.1 million in cash flows from investing activities was due to investments in IT and system infrastructure, fitouts for our four new owned retail stores, and molds for shoe production.

Cash flows from financing activities

Cash outflow from financing activities was CHF 4.9 million during the six-month period ended June 30, 2021 compared to cash inflow from financing activities of CHF 127.1 million during the six-month period ended June 30, 2020. The period-on-period decrease of CHF 132.1 million in cash flows from financing activities was due to the proceeds from the capital increases.

Cash inflow from financing activities was CHF 124.8 million in 2020 compared to cash outflow from financing activities of CHF 0.7 million in 2019. The increase of CHF 125.5 million in cash flows from financing activities was primarily due to a CHF 133.3 million share issuance in 2020. See “—Capital Management” below for further details.

Capital Management

	Fiscal year ended December 31,
	2020	2019	Change	% Change
	(thousands of CHF, except percentages)
Share premium	175,224	42,256	132,968	314.7%
Other	2,662	2,662	—	—%
Equity transaction costs	(1,876)	(400)	(1,476)	(369.0)%
Share-based compensation	100,397	22,721	77,676	341.9%

Capital reserves	276,408	67,239	209,169	311.1%

Capital increase

To fund our future growth plans, we completed two ordinary share capital increases in 2020. The capital increases resulted in a total of 29,792 new shares being issued which increased the number of registered shares to 217,151 as of December 31, 2020 compared to 187,359 as of December 31, 2019. The shares have restricted transferability and a par value of CHF 10, with each share representing one voting right. The capital increases resulted in total cash proceeds of CHF 133.3 million, which was net of CHF 1.5 million in fees. As a result, our share capital and share premium increased by CHF 0.3 million and CHF 133.0 million, respectively.

There were no significant share capital increases in the six-month period ended June 30, 2021.

Share-based compensation

At December 31, 2020, the conditional capital consisted of a maximum of 28,730 shares with a par value of CHF 10 each, compared to a maximum of 25,133 shares at December 31, 2019. These shares are reserved entirely for share-based compensation programs or as an alternative method of payment for specific services rendered by certain partners and suppliers. Overall capital reserves were also impacted by an increase in share-based compensation amounting to CHF 77.6 million in 2020. As of June 30, 2021, capital reserves increased by CHF 20.4 million primarily due to share-based compensation.

We have granted share-based compensation pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:

•	On Employee Participation Program 2018

•	Long Term Participation Plan 2018

•	Long Term Incentive Plan 2018

•	Compensation of non-executive members of our board of directors in 2019

For further details on the respective plans refer to “Management—Equity Incentive Plans.”

Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

In addition to the share-based compensation plans for selected employees, we also granted share-based compensation in connection with the (SLIA) at the end of 2019. As part of the transaction, an intangible asset to the value of CHF 44.8 million was recognized to reflect a license we received, giving us the right to use certain trademarks. The difference between the equity instruments recognized at grant date and the settlement date is recognized in the income statement in SG&A expenses over the vesting period.

Indebtedness

Bank Overdraft Facilities

As of June 30, 2021, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.5 million, respectively, which expire in 2024 and 2025. The two CHF facilities are fully committed, whereas the USD facility is uncommitted. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on our Net Working Capital. Any amounts drawn in excess of the committed amounts are repayable on demand.

The facilities also contain financial covenants that depend on our net equity as well as key ratios related to debt to EBITDA (as defined therein) and debt to gross profit. As of and during the years ended December 31, 2020, December 31, 2019 and the six-month period ended June 30, 2021, we were in compliance with all covenants under the overdraft facilities.

As of June 30, 2021, CHF 0.1 million was drawn under the overdraft facilities and is presented in other current financial liabilities.

The following assets have been pledged in relation to the financial liabilities resulting from the three facilities:

June 30, 2021
(thousands of CHF)
Trade receivables	31,255
Inventory	80,099

Assets pledged	111,354

Contractual Obligations and Commitments

The following summarizes the significant contractual obligations and other obligations as of June 30, 2021:

	Total	Less than 1 year	1 to 5 Years	More than 5 years
	(thousands of CHF)
Purchase obligations(1)	75,390	75,390	—	—
Current bank overdrafts	99	99	—	—
Lease liabilities(2)	194,063	15,451	67,163	111,449
Other financial liabilities	6,278	6,278	—	—

Total contractual obligations	275,830	102,934	67,163	111,449

(1)

Purchase obligations refer to an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. The figures presented comprise of trade payables as of June 30, 2021.

(2)

Lease liabilities are related to storage space, various offices, retail stores (including pop-ups), showrooms and cars. The lease commitments as of December 31, 2020 related to the new On headquarters in Zurich, Switzerland and warehouses located in Switzerland, Germany and USA have now commenced and are therefore presented as lease liabilities as of June 30, 2021.

The following summarizes the significant contractual obligations and other obligations as of December 31, 2020:

	Total	Less than 1 year	1 to 5 Years	More than 5 years
	(thousands of CHF)
Purchase obligations(1)	41,543	41,543	—	—
Current bank overdrafts	46	46	—	—
Lease liabilities(2)	4,921	4,921	—	—
Other financial liabilities	2,722	2,722	—	—
Lease commitments(3)	89,071	3,640	24,456	60,976

Total contractual obligations(3)	138,303	52,872	24,456	60,976

(1)

Purchase obligations refer to an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. The figures presented comprise of trade payables as of December 31, 2020.

(2)

Lease liabilities are related to storage space, various offices, retail stores (including pop-ups), showrooms and cars. Lease contracts typically run for up to ten years. The figures do not include optional extensions and contingent rent.

(3)

We have committed ourselves to several new lease contracts, which have not yet commenced as of December 31, 2020, and are therefore not required to be recognized on our balance sheet. The majority of the future lease commitments relate to office contracts for the new On headquarters in Zurich, Switzerland.

As of December 31, 2020, we had additional non-current liabilities which included provisions for share-based compensation and deferred income tax liabilities. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.

Off-Balance Sheet Arrangements

As of December 31, 2020 and June 30, 2021, we provided guarantees in the amount of CHF 0.5 million and CHF 2.4 million, respectively, in favor of third parties. Other than those items disclosed here and elsewhere in this prospectus, we do not have any material off-balance sheet arrangements or commitments as of December 31, 2020 and June 30, 2021.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks arising from transactions in the normal course of business. Such risk is principally associated with foreign currency exchange rates.

Foreign currency risk

The functional currency of our foreign subsidiaries is generally the applicable local currency. Our consolidated financial statements are presented in CHF. Therefore, the net sales, expenses, assets, and liabilities of our foreign subsidiaries are translated from their functional currencies into CHF, as a result of which the reported amounts can be affected by fluctuations in the value of the CHF. Foreign exchange differences which arise on translation of our foreign subsidiaries’ balance sheets into CHF are recorded as a foreign currency translation adjustment in accumulated other comprehensive income or loss within shareholders’ equity. The overall translation risk exposure is not deemed material.

We are also exposed to fluctuation in foreign exchange on various transactions. The majority of our transactional foreign exchange risk arises from products sourced in USD, SG&A in currencies of the countries in which they are incurred, and sales denominated in the currencies of the respective destination markets. In both

2020 and 2019, we generated 88% of its net sales in currencies other than CHF. We have a high degree of visibility into our net currency exposures. This visibility allows us to enter into derivatives to hedge our foreign currency exposure. Hedges are usually rolled forward and do not extend past twelve months. These instruments are not for speculative positions and no hedge accounting is applied. Positive replacement values from derivative instruments are recorded as financial assets at fair value through profit or loss, whereas negative replacement values are recorded as financial liabilities at fair value through profit or loss. We offset positive and negative fair values of derivative instruments and report the net amount in either other current financial assets or other current financial liabilities. Based on foreign currency sensitivity analysis, net income would be impacted as follows by a 10% fluctuation in our main currencies (excluding the impact of derivative financial instruments):

	December 31, 2020	December 31, 2019
	(thousands of CHF)
Change in USD/CHF +10%	(6,752)	(2,162)
Change in USD/CHF -10%	8,253	2,630

Change in EUR/CHF +10%	221	(181)
Change in EUR/CHF -10%	(270)	221

Other Risks

We do not have material long-term debt and therefore do not have significant exposure to interest rates. We do not have significant exposure to commodity or security price changes. We do not believe we have significant exposure to inflationary factors.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in accordance with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, expenses and related disclosures. We continually evaluate these judgments, estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such an estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition, results of operations and cash flows.

Intangible Assets

The CHF 44.8 million fair value of the intangible asset corresponding to the SLIA transaction was calculated using the relief from royalty method. This methodology relies on deriving the royalty rate using comparable license agreements in the sporting goods and sports apparel sector from a third-party data provider, which is verified using the Knoppe-Formula. Additional assumptions arise from the income approach, namely estimate of future net sales, growth rates, tax rates and Weighted Average Cost of Capital.

These assumptions are subject to change and dependent on a number of factors including but not limited to general economic cycles, fashion trends, the behavior of core customers, changes in short-term interest rates and long-term yield. Therefore, actual results could vary significantly from estimates and our projections may change significantly from period to period.

Share-based Compensation

All awards granted under the different share-based compensation plans are classified as equity-settled share-based payments. The cost of equity settled transactions under the different plans is determined by the fair value at the grant date using a Cox-Rubinstein binomial tree model in order to take into account the complexity of their structure including contractual life of the options and possibility of early exercise. The model uses time-congruent risk-free interest rates. The expected volatility is determined based on the time-congruent historical volatility of peer group companies which means that the volatility that actually occurs may differ from the assumptions made. The expense resulting from the share-based payment transactions was CHF 19.9 million in the six-month period ended June 30, 2021, CHF 54.7 million in 2020 and CHF 18.8 million in 2019, and is pro-rated during the vesting period. Recognition is based on performance conditions and the best available estimate of the number equity instruments expected to vest which considers exit scenarios and forfeitures.

If factors change and we use different assumptions in future periods, our stock-based compensation expense may differ materially in the future from that recorded in the current period.

Employee Benefits

The carrying amounts of defined benefit pension plans are based on actuarial valuations. These valuations are calculated based on statistical data and assumptions about discount rates, expected rates of return on plan assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

Internal Control Over Financial Reporting

In connection with the preparation of our financial statements for the year ended December 31, 2020, we have identified a material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. This material weakness relates to the ineffective design of controls to address segregation of certain accounting duties within our financial reporting function, including the absence of functionality within our legacy ERP systems to require the review of journal entries, and certain reconciliations for which a formal review process had not been established. We have concluded that this material weakness occurred because, prior to this offering, we were a private company and did not have the necessary systems, business processes, and related internal controls to satisfy the accounting and financial reporting requirements of a public company.

In order to remediate this material weakness, we have undertaken or are currently undertaking the following steps:

•	implementation of a new ERP system; and

•	engaged external advisors to assist in the implementation of processes and controls to better identify and manage segregation of duties risks.

This material weakness did not result in a material misstatement in our financial statements; however, if we are unable to remediate this material weakness or if other material weaknesses are detected in the future, any such material weaknesses could result in misstatements of our account balances or disclosures that would result in material misstatements of our annual or interim financial statements that would not be prevented or detected.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2020 nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act.

Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Recently Adopted Accounting Pronouncements

See note 1.4 of the consolidated financial statements for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 included elsewhere in this prospectus for more information on recently adopted accounting pronouncements.

Emerging Growth Company Status

We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Because IFRS standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

BUSINESS

Overview

Our Mission

On was born in the Swiss Alps with one goal: to revolutionize the sensation of running based on the radical idea of soft landings followed by explosive take-offs. Or, as we call it, running on clouds.

Innovation is at the core of On’s foundation and we focus our efforts on three main areas: performance, design and impact. We aspire to increase performance for athletes and everyday consumers by applying smart, distinct and sustainability-focused designs to our products.

We believe evolving consumer preferences towards more active, healthier lifestyles and the casualization of fashion are the primary drivers of growth in today’s approximately $300 billion global sportswear industry. We believe our ethos and capabilities position On to benefit from these secular shifts.

Our team culture is built around five core values or, as we call them, spirits: explorer, athlete, team, survivor, and positive spirit. These five spirits guide us in our approach to making a positive contribution in the right way. For ourselves. For runners. And for our planet. We believe how we do things is just as important as what we do.

As a brand built around encouraging and supporting movement, we believe that it is the human spirit, not just the human body, that drives people to dream the big idea and move to make that dream a reality. Everything we do at On is designed to deliver on our mission:

To ignite the human spirit through movement.

Our History: Born in the Swiss Alps

As a professional athlete, three-time World Champion and six-time Ironman Champion, Olivier Bernhard devoted himself to creating a running shoe that would give him the perfect running sensation. Olivier’s quest gave rise to the symbiosis of running experience and engineering expertise that would become On’s CloudTec technology. Dozens of prototypes were developed, but the basic concept – cushioned landing, explosive take-off—remained paramount throughout. It was this unique running sensation that convinced Olivier’s friends Caspar Coppetti and David Allemann to join Olivier in his quest. Together with Olivier, they formally established On in Zürich, Switzerland in January 2010.

Just a month after the company was founded, early On prototypes won the ISPO Brand New Award, one of the most important prizes for innovation in sport. Test runners were enthusiastic and spoke of running on clouds. In July 2010, the first specialty running stores carried On shoes on their shelves.

From these humble beginnings in Zürich, On set out in 2010 with a big ambition: to change the world of running for professionals and amateur runners alike. As On started to gain traction in several key markets, the three co-founders brought on Marc Maurer and Martin Hoffmann as equal partners in 2013 to scale and professionalize the business. Together, we have built a distinct culture that empowers the On team to make decisions and foster innovation, allowing On to rapidly scale while retaining the entrepreneurial mindset of a startup. We believe this partnership approach to leadership has been an integral part of On’s success over the past decade, and we expect it to continue.

Our Present: Achieving Global Scale

On is a premium performance sports brand rooted in technology, design and impact that has built a passionate global community of fans across more than 60 countries. We have a selective wholesale presence in approximately 8,100 premium retail doors globally and we generated 37.7% and 36.6% of our net sales in 2020 and the six-month period ended June 30, 2021, respectively, through our direct-to-consumer (“DTC”) channel, which is primarily driven by our website.

We believe we are one of the fastest-growing scaled athletic sports companies in the world, having grown our net sales at an 85% compound annual growth rate (“CAGR”) from inception through 2020 to CHF 425.3 million for the year ended December 31, 2020. Our growth has continued in 2021, with net sales growing by 84.6% to CHF 315.5 million for the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020. We focus on providing a premium product experience to customers wherever they are, and our brand resonates with our loyal customers around the world. As a Swiss company with a small home market, we opted to expand globally from the very beginning, and today we have a fast-growing presence across a number of international markets including, among others, Germany (first entered in 2011), the United States (2013), Japan (2013), China (2018) and Brazil (2018). We believe this global presence within the large global footwear and apparel market positions us well for future growth.

On has a Truly Global Presence

Year Of Entry In Key Markets	Net Sales by Region(1)

(1)	For the six-month period ended June 30, 2021. Net sales by region is determined based on the location of the customer.

We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and impact differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies such as CloudTec (2010), purpose-engineered Speedboard (2013), Lightweight Trail Missiongrip (2016), ultra-lightweight yet versatile running apparel (2016), Helion Superfoam (2019) as well as Embedded CloudTec (2019) and the Invisible CloudTec (2020). These innovations are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market.

The exceptional performance, comfort and design of On footwear and sports apparel has led runners and a broader set of consumers to adopt On’s products in their everyday lives. We have supported their strong demand by creating performance products for an active lifestyle and exploration of nature and trails. Our Performance All Day range of products fuses function and aesthetics and includes “The Roger” franchise, which has been developed with Roger Federer after he joined On as an active co-entrepreneur in 2019 and investor. While developing a competition tennis shoe with Roger, he suggested extending On’s patented technology to a tennis sneaker family to re-invent how age-old tennis sneakers are made. This is enriching our performance product offering and we believe Roger’s perspectives and insights as a professional athlete will help improve our product development, marketing and fan experiences. Our Performance Outdoor products embrace a new approach to taking on the mountains: light and fast, with shoes and outdoor apparel engineered to free you from the weight and bulk of traditional outdoor gear.

Athletes know that it takes significant effort to make performance look effortless. The On apparel range includes ultralight and stretchable fabrics, intelligently engineered key details and a style designed equally for the track and the street. Our “Essentials” range includes the running jacket, running shorts, sweatpants and other items that are versatile enough to be worn during running, exploring or simply during all-day activities, which is why we believe they are favored by our fans and continue to drive repeat purchases.

All our products are engineered in Switzerland, and our in-house research and development teams work on the innovation, engineering, design, and testing of our products. With our heritage in the Alps, making a positive environmental impact has been a core value for our business since inception. On aims to minimize the environmental footprint of all our activities, with a special focus on using preferred materials, CO2 reduction and life-cycle circularity. In 2020, we announced Cyclon, our first 100% recyclable shoe, which is only available through an innovative monthly subscription model. Through its groundbreaking design and subscription model, Cyclon has already won the 2021 ISPO Award for Product of the Year and Sustainability Achievement.

On is built on authenticity as our loyal following of professional athletes has inspired amateur runners and other fans to join the On community, which is growing larger every day. This community is full of passion, whether in a running club, a weekend jog, a trip to the coffee shop or competing at the highest levels of athletic competition. Our Net Promoter Score (“NPS”) of 66 is among the highest of all consumer facing brands surveyed, and more than 75% of customers recommend On to their friends.

Our distribution strategy seeks to meet runners wherever they are. At the time of our founding, we first started selling in specialty running stores where discerning runners discovered On and became committed fans of our brand. Over time, we expanded our product range and broadened the range of our distribution partners. Today, our products are present in some of the most reputable outdoor, fashion and lifestyle retailers in the world, in addition to specialty running stores. In 2020 and the six-month period ended June 30, 2021, our wholesale channel accounted for 62.3% and 63.4% of our net sales, respectively. With our community and brand awareness growing globally, we organically started to scale our DTC channel through on-running.com over the last 9 years. DTC sales have increased significantly. Our DTC channel, which includes our e-commerce sites, a recently opened flagship retail store in New York City and four smaller format retail stores in China, generated 37.7% and 36.6% of our net sales in 2020 and in the six-month period ended June 30, 2021, respectively. Through our DTC channel, we create an immersive customer experience from educational product innovation content to inspirational storytelling. Through these initiatives, we believe that we build deeper customer connection and loyalty and learn from data, while also realizing attractive margins.

Recent Financial Performance

We believe the power of our business model and our ability to profitably scale our operations is reflected in our financial performance. In 2020, we had net sales of CHF 425.3 million, gross margin of 54.3%, gross profit of CHF 231.1 million, net loss of CHF 27.5 million, Adjusted EBITDA Margin of 11.7% and Adjusted EBITDA of CHF 49.8 million. In the six-month period ended June 30, 2021, we had net sales of CHF 315.5 million, gross margin of 59.3%, gross profit of CHF 187.2 million, net income of CHF 3.8 million, Adjusted EBITDA Margin of 15.0% and Adjusted EBITDA of CHF 47.3 million.

We grew our net sales at a 66% CAGR from 2018 to 2020, had net income of CHF 5.5 million in 2018 compared to net loss of CHF 27.5 million in 2020 and Adjusted EBITDA grew at a 74% CAGR from 2018 to 2020, while our gross margin remained flat from 54.2% and 54.3%, respectively, and Adjusted EBITDA Margin expanded from 10.8% to 11.7%, respectively, over the same period. We grew our net sales at a 62.6% CAGR from the six-month period ended June 30, 2019 to the six-month period ended June 30, 2021 and had net income of CHF 8.2 million in the six-month period ended June 30, 2019 compared to net income of CHF 3.8 million in the six-month period ended June 30, 2021, while our Adjusted EBITDA grew at a 70.3% CAGR from the six-month period ended June 30, 2019 to the six-month period ended June 30, 2021. In addition, our gross margin grew from 52.9% to 59.3%, and our Adjusted EBITDA Margin expanded from 13.7% to 15.0%, in each case, over the same period.

Selected Financial and Operational Data: 2018-2020 and Six-Month Period Ended June 30, 2021 (millions of CHF)

Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS, including net income / (loss). For the six-month period ended June 30, 2021, we had net income of CHF 3.8 million. For 2020 and 2019, we had a net loss of CHF 27.5 million and CHF 1.5 million, respectively. For 2018, we had net income of CHF 5.5 million.

For additional information regarding Adjusted EBITDA and Adjusted EBITDA Margin, which are non-IFRS measures, including a reconciliation of these non-IFRS measures to net income / (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures.”

For a discussion of our historical net losses and the associated risks, please refer to “Risk Factors—Risks Related to Our Business, Business Strategy and Industry—We have generated net losses in the past and may incur net losses in the future.” on page 27 of this prospectus.

Our Competitive Strengths

We believe that the following strengths are central to the power of our brand and business model:

In-house Innovation Fuels Portfolio of High Performance Products

From its founding, On’s objective has been to revolutionize the sensation of running. Transforming how we experience one of the most basic skills of the human body required a radical approach to innovation. We focus our innovation efforts on the areas of performance, design and impact, as we aspire to increase performance for athletes and consumers, apply smarter design thinking to our products and create the path to a more sustainable future.

In 2010, we introduced our innovative, patented technology, CloudTec, to the world. Since then, we have continuously innovated to create a wide portfolio of award-winning products and proprietary technologies. We pioneered the use of flex plates in all of our shoes as early as 2010. In 2013, we introduced the first injection molded, purpose-engineered Speedboard to transition impact forces into explosive push-offs. We introduced the Cloud model with the Zero-Gravity outsole in 2014 to offer an ultralight product. We then developed Missiongrip in 2016 to bring On to the trails and outdoors and also introduced the Hybrid Short and Lightweight Jacket, our first versatile, ultra-lightweight running apparel with advanced fabrics. In 2019, we introduced the Helion superfoam to add even better cushioning to our shoes without compromising performance. With the introduction of the Cloudstratus in 2019 and the patented sequential CloudTec solution, we once again provided additional cushioning for runners seeking added support. In 2020 we launched the Cloudboom with an optimized carbon infused Speedboard to power our professional athletes and competitive runners. In the same year, with the launch of The Roger franchise, we established that CloudTec can be engineered for lateral movements and to be completely invisible without losing On’s innovative walking and running sensation.

Our in-house research and development team includes a talented team of sports scientists, engineers, material experts and designers who work out of the On Labs in Zurich and Ho-Chi-Minh City. We aim to deliver a constant stream of innovations inspired by the product vision of the On team, the needs of our world-class athletes, customer feedback and advances in materials and manufacturing technologies. We also partner with leading universities, such as the Swiss Federal Institute of Technology and the Fraunhofer Institute, and with innovative suppliers to co-develop new technologies and introduce them to market. These innovations and the performance they deliver have established On as a trusted brand for world-class athletes, amateur runners and customers looking for performance-infused footwear, sportswear and accessories.

At On, we aim to give each product a special advantage by including performance-enhancing technology, such as bringing running technology into street sneakers or adding stretch and running-grade breathability to a hiking jacket. On products have an iconic design and are versatile to use, as we synergistically combine engineering solutions with a minimalist Swiss design aesthetic. We believe our relentless focus on innovation, design and Swiss quality leads to advanced products that allow us to maintain premium price points and encourage repeat purchases among our customers.

Authentic, Premium Global Sports Brand

The On brand is defined by innovation and a belief that sports and movement ignite and elevate the human spirit.

Our roots in Zurich, near the Swiss Alps, gave On and our team a special appreciation for the outdoors, nature and movement from the very beginning. Additionally, the relatively small domestic Swiss market drove On’s early quest for international expansion. On’s Swiss heritage is strongly reflected in many aspects of the brand, from the Swiss-engineered technology and design to the focus on impact and the global profile that the brand has already achieved.

We have been privileged to receive very early support from a global team of world-renowned athletes and brand ambassadors who continue to showcase the advances in our innovation through their exceptional performances on some of the sports world’s largest stages. Whether it is Nicola Spirig who won the Olympic Triathlon silver medal in 2016 or Javier Gomez Noya who became the Triathlon World Champion Long Distance in 2019, athletes who push their limits trust our brand.

More recently, the On Athletics Club (“OAC”), a partnership between On and a team of eight world class runners, was formed for the purpose of supporting athletes in their quest to become champions. The needs of these athletes spur our innovation and development of products that reinforce the foundation of our brand.

On’s early success came from word-of-mouth recommendations, and we have continued to develop storytelling through the rapidly growing digital channels, social networking media and public relations, which has proven to be a more authentic and effective brand marketing strategy than traditional advertising. On our journey, we have formed a deep connection with our global community through inspirational stories, immersive event series, feature-length award-winning films, educational retail experiences and thoughtful user interface. We believe our deep connection with our customers is evidenced by their love for the brand, level of engagement and loyalty, which are among the highest in the industry. Along the way, we have hired more than 100 talented creative team members who are passionate about storytelling and work closely with our athletes, engineers and product designers to bring the performance and experience of our products to life. This is why performance, engineering, design and creativity form an inseparable bond at Team On. Over the last few years, this has driven significant attention to the On brand with stories featured on the sports front page of The New York Times, digital broadcasts that have more than half a million fans tuning in live and queues of sneaker fans building in front of tastemaker doors in New York, Tokyo and Shanghai.

Global Community of Loyal Fans

On is a beloved running brand with a global community of millions. The foundation of our community is our relationship with our runners that range from marathoners to weekend joggers. Our global initiative to host events for local run crews has further empowered our loyal fans to become advocates of our brand, and we have hosted 132 events in 2019. Our customers’ affinity for our products is demonstrated by the fact that 43% of our customers own more than one pair of On shoes and 75% have recommended On to somebody else. Our fans are highly engaged through social media as well, with 3.5% of our users on Instagram acting on our posts.

Despite being founded just over ten years ago, On has significant global reach with 49% of our 2020 net sales to customers in North America, 44% to customers in Europe, 5% to customers in Asia-Pacific and the remaining 2% to customers in the Rest of the World. In the six-month period ended June 30, 2021, 52% of our net sales were to customers in North America, 41% to customers in Europe, 6% to customers in Asia-Pacific and the remaining 1% to customers in the Rest of the World. We believe the On brand and our products resonate strongly with consumers globally, and we see very strong growth rates across our key markets. Compared to 2019 and despite the negative impact of the COVID-19 pandemic and a net loss of CHF 27.5 million in 2020 compared to a net loss of CHF 1.5 million in 2019, net sales growth in 2020 compared to 2019 was 46% in Europe, 86% in North America and 29% in Asia-Pacific. For the six-month period ended June 30, 2021, we had net income of CHF 3.8 million, compared to a net loss of CHF 33.1 million in the six-month period ended June 30, 2020, and net sales growth in the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020 was 56% in Europe, 105% in North America and 154% in Asia-Pacific.

As our community has grown, we have successfully broadened our reach beyond running and trail athletes to outdoor enthusiasts, travel explorers and consumers with an active lifestyle. We believe our uncompromising approach to delivering an authentic and unmatched consumer experience resonates with a broad and diverse global consumer base that spans genders and generations. This global community is the driver of our “grassroots” marketing and the inspiration for our innovation.

Committed to Positive Impact

On is committed to growth from sustainable resource use. On has built an in-house team of experts which tracks the environmental footprint of all our activities through lifecycle analyses, identifies our largest levers for a positive impact and helps us set meaningful targets. We use recycled materials wherever available and work with our suppliers to create new opportunities to use circular or non-petrol- and non-food-chain-based materials. We have already made strong progress towards our goal of using 100% recycled polyester, 100% recycled polyamide and 100% organic certified natural materials by 2024.

We strive to create a majority of our products with a circular life cycle and are in the process of building up the logistics needed for an efficient back loop from consumers to our recycling partners. An important pilot project for circularity is Cyclon (currently available for pre-registration), our first high performance running shoe that is fully recyclable and made from over 50% bio-based materials. Cyclon will only be available as a subscription model to ensure we can reclaim and reuse the shoe’s materials. This represents a significant milestone in our long-term quest to create a “closed loop” system for our products. Cyclon’s CO2 footprint is 50% lower than an average On shoe and creates 90% less waste. We are currently introducing 100% recycled, FSC-certified cardboard packaging for footwear and 100% recycled HDPE plastic for apparel, further reducing waste.

We have committed to ambitious CO2 reduction targets that are approved by the Science Based Targets initiative (SBTi). All our top suppliers have committed to our Restricted Substance List (RSL) policy, which is aligned with the industry standard AFIRM Group and all our Tier 1 suppliers are publicly listed on our website.

Highly Complementary, Multi-Channel Distribution Strategy

We consider our DTC and wholesale channels highly complementary and brand-enhancing.

Our DTC channel, which represented 37.7% and 36.6% of our net sales for 2020 and the six-month period ended June 30, 2021, respectively, is primarily comprised of our own e-commerce platform, but also includes our platform on Tmall and JD.com in China, and the recently opened flagship store in New York City and four retail stores in China. We believe our e-commerce penetration is market-leading when compared to other leading global athletic footwear players. During 2020, our e-commerce platform recorded more than 60.4 million visits, representing a 136% increase compared to 2019. In the six-month period ended June 30, 2021, our e-commerce platform recorded more than 38.9 million visits, representing a 36.8% increase compared to the six-month period ended June 30, 2020. Our DTC channel is our fastest growing channel and has higher gross margins than our wholesale channel.

Our culture of innovation extends to the in-store experience. Our flagship store in New York City offers an explorative, immersive and tech-driven experience to customers. The store features a “Magic Wall” that scans shoppers’ running styles in real-time and cross-references the customer’s unique running attributes against a database of more than 50,000 runs to help them find the perfect On shoe for their running style and needs. We believe the innovation and personalization exemplified by this technology are core to our business and highly valued by our customers.

The wholesale channel accounted for 62.3% and 63.4% of our net sales for 2020 and the six-month period ended June 30, 2021, respectively, and we have built strong relationships with some of the most selective retailers in specialty running, outdoors, fashion and lifestyle. Notwithstanding our significant whitespace, our approach to wholesale expansion remains very disciplined, and we carefully select the best retail partners and distributors to represent our brand in a manner consistent with our ethos and premium positioning. As of June 30, 2021, our products are available at approximately 8,100 retail stores across more than 50 countries. More than 1,300 dedicated On shop-in-shops and brand corners allow consumers to have a physical interaction with our brand at wholesale doors. The majority of our wholesale partners are premium specialty stores that operate less than 5 retail stores and play an important role in establishing and reinforcing On’s credibility in their respective communities.

Adaptable, Data-Driven, Industry-Leading Operations in Place to Support Future Growth

From the very beginning, building a scalable and adaptable operating infrastructure was important to ensure that the right manufacturing, logistics and data capabilities were in place to efficiently support our future growth. Freight operations, warehousing and logistics are outsourced to trusted partners that we have worked with since our founding. Our manufacturing footprint is concentrated in South East Asia with most products originating in Vietnam. In 2020, 97% of our footwear was produced in Vietnam, while the remainder was produced in Indonesia, and in the six-month period ended June 30, 2021, all of our footwear products were produced in Vietnam. Trust, innovation, quality, lead times, flexibility, automation, social responsibility and impact have been our key focus areas in our longstanding partnerships with our footwear and apparel factories. Our in-house team in Vietnam works with our partners and ensures the quality of all the premium products that we design, innovate and develop. In 2020 and the six-month period ended June 30, 2021, approximately 63% and 38%, respectively, of our apparel and accessories products were manufactured in China, with the remainder being produced in Vietnam and Europe.

Given our belief that superior analytics will help us to make not only smarter but also more sustainable decisions, we have made early investments in an integrated, globally consistent, cloud based IT infrastructure that supports us to achieve profitable growth and manage the complexity of our business. Understanding global supply and demand patterns across our channels helps us to make informed, AI supported decisions, which helps us reduce overstock and produce exactly what our consumers want.

Positivity is one of our spirits, and therefore, we consider customer service a core competence. We believe our team delivers premium engagement with customers and builds relationships rather than just completing transactions. We have recently upgraded our ERP system to support our growth strategy, upgraded our dedicated CRM system to deliver integrated customer services and sales tools and expanded our warehousing and distribution coverage with automation.

Our adaptable supply chain, well established manufacturing and distribution partners and our global infrastructure allow us to seamlessly and rapidly scale our operations across diverse geographies and sales channels while ensuring delivery of superior quality products and services.

Partnership-Focused Leadership Model and Diverse Employee Base

Our co-founders, David Allemann, Olivier Bernhard and Caspar Coppetti, were industry outsiders when they set out to change the world of running. With passion and discipline, and together with our partners and Co-CEOs, Martin Hoffmann and Marc Maurer, we have grown On into a global brand with scalable operations and built a committed, high performing team.

Since our founding, we have leaned heavily on the core tenets of the team spirit and partnership. The unique leadership structure that we have honed over the last decade differs from a traditional hierarchical model and includes David Allemann and Caspar Coppetti as Executive Co-Chairmen, our innovation-leader Olivier Bernhard as Executive Board Member, Martin Hoffmann as CFO and Co-CEO and Marc Maurer as Co-CEO. They are surrounded by a team of 14 highly talented senior leaders globally with 6 female leaders in key roles. Every senior leader has an individual mission, and with this structure, the team benefits from a rigorous decision making process that leverages the full strengths and capabilities of a diverse team in running the global business.

We believe that building an inspiring and successful brand is only possible with a high performing team. Our five spirits empower the team to dream bigger and better and help us realize our ambitious aspirations. To achieve this, On views talent as a priority and we rely on a robust hiring process, which only accepts 1% of applicants, and we invest in employee development through bespoke programs. The diversity of our team is also a key priority as we aspire to positively impact the world. Our global team, including our senior leadership team, has almost an approximately equal gender split. On’s highest score in our recent engagement survey in April 2021 was for diversity and inclusion, which demonstrates our ability to create a culture of belonging, and we strive to maintain this in the future.

Our Growth Strategies

We intend to deliver continued growth in net sales and profitability by executing on the following growth strategies:

Grow Brand Awareness and our Community

We believe that powerful consumer trends will continue to expand the approximately $300 billion global sportswear industry and that our differentiated product offering and appeal to our loyal community will drive increasing market share. We believe our brand is globally recognized today, and we have significant opportunities to further grow our brand awareness and expand the size and breadth of our community. While we have meaningfully grown internationally over the past decade, our unaided brand awareness outside of Switzerland remains below established sportswear peers, providing us with a clear runway ahead.

Authenticity gained through word of mouth, recommendations from athletes, influencers, tastemakers and a global community of runners and explorers has proven extremely valuable in organically and credibly growing the On brand. To further drive our brand’s awareness now and in the future, our internal agency team will focus on the following strategies:

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Digital and social media: With a fast growing social presence fueled by storytelling, athletes and both physical and digital live events, we have the ability to drive brand affinity through a large audience. Our high share of voice, which measures the number of mentions of our brand on social media sites as compared to our competitors in the running space, shows that our engaged global community members are active within our channels and also promote On to their own audiences, sharing tips and offering advice to enhance the community experience.

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Athlete advocacy: There is no better validation for our products than professional athletes trusting our shoes in the most demanding settings. Olympians and World Champions in track and field embrace our products and proudly display them on the world stage. At the same time, our athletes create opportunities for core sporting storytelling that create public relations opportunities for cultural impact.

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Grassroots: The ‘Try On’ experience has proven a useful tool for us to show the benefit of our products and truth in our performance claims. By creating globally owned event series such as our 5k run crew ‘Squad Races’ or our yearly ‘Run Your Local Mountain’, we have invited thousands of broadly active runners to test and discover our brand. By further developing and adding new formats, we plan to reach and grow our community even further.

Our internal agency team collaborates across the business to ensure we are integrated directly into decision making for premium product storytelling, new innovative services, authentic community growth and shareable moments. At its heart, our marketing philosophy is simply to work with those who love our product, which we believe supports our high marketing efficiency and authenticity.

Expand our Geographic Footprint Through Controlled, Multi-channel Growth

We are in a growth phase in almost all of our international markets and we believe we have opportunities for continued market share gains. While we have generated net losses in recent years, we have achieved significant net sales growth historically as we have entered new markets. For example, On entered the United States in 2013 and has grown net sales to CHF 202 million in 2020 and CHF 157 million in the six-month period ended June 30, 2021. In our home market Switzerland, we have grown net sales to CHF 52 million in 2020 and CHF 27 million in the six-month period ended June 30, 2021. We entered China in 2018 and grew our net sales in the region by 199% from CHF 1.8 million in 2019 to CHF 5.5 million in 2020. We have continued to grow our net sales across these international markets for the six-month period ended June 30, 2021, with China accounting for CHF 8 million of net sales during that period.

We believe that pioneering a true multi-channel strategy will ultimately lead to superior outcomes, lower cost of customer acquisition and higher customer retention and repeat purchases. Our wholesale and our DTC channels are mutually beneficial to each other because we always put the customer first. We ask ourselves which customers we want to attract and what is the best and most efficient acquisition channel to deliver a superior experience to these customers. We then aim to deliver that superior experience wherever the customer decides to shop, whether online or in a physical store.

We intend to continue to grow our global footprint by tapping into new customer segments without compromising our premium customer experience across our wholesale and DTC channels:

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Wholesale channel expansion: We intend to take a measured approach to attract new customers and enter new markets through selected retail partners that are complementary to our brand. We started with the run specialty channel and then selectively expanded to additional premium retail partners to reach a broader audience, building on the initial momentum and brand halo gained by our presence in specialty stores.

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Additional doors: We believe there is significant room to enter additional premium doors in less mature but also in many of our established markets by tapping into new customer segments. We have consciously been selective with door expansion, and emphasized being present at more premium doors.

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Higher sales per door: We believe that by delivering a superior On brand experience at our wholesale partners (in an online and offline environment), we still have room to increase our sales per door. Furthermore, we aim to work with our partners in a very integrated way, including planning assortments and inventory and ensuring that we have the right product assortment in the corresponding channel for the respective consumer.

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DTC channel expansion: The second pillar to the multi-channel growth is our DTC channel, both digital and physical, which we believe enables greater consumer engagement and offers an optimal environment to showcase our brand. We believe that this customer experience will lead to a continued increased share of our DTC channel in the long term, while the short term share continues to depend on the duration and impact of the COVID-19 pandemic and the consumer behavior in the immediate post COVID-19 periods. Our DTC business represented 37.7% and 36.6% of our net sales in 2020 and the six-month period ended June 30, 2021, respectively.

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Digital: Our scaled DTC e-commerce business represented approximately 0.9 million active customers in 2020. We believe that we have ample opportunity to not only acquire new customers, but also drive repeat purchases. Knowing our customers and being able to provide them a superior experience over time is key. Historically, we have achieved growth in our digital channel thanks to our capability to achieve superior returns on our advertising spend and a healthy balance between organic and inorganic expansion. We will continue to strive for strong growth to further enhance our digital experience.

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Physical: We plan to selectively build physical stores to showcase our brand and products, which we believe will further strengthen our local community, reach global travelers and create additional brand visibility. Our stores will be designed to create an enriching customer experience through technology and personalized customer service. We opened our first flagship retail location in New York City in 2020, and our intention is to have a very selective presence with flagship locations in key cities around the globe. We believe retail stores will be a key growth pillar in China. We currently operate four mall-based mono-brand stores in Shanghai and Chengdu and are preparing to open additional similar-format stores in China in 2021. We primarily target premium shopping locations in major cities where we are able to directly connect with customers who we believe will connect with On. We believe that our multi-channel approach will create a synergetic uplift for physical and digital DTC sales.

Leverage Innovation Leadership to Broaden Product Portfolio

We founded On with a view of making movement more effortless and comfortable. Since our founding in 2010, we have expanded our focus beyond runners and their shoes. Our innovation teams are including Swiss engineered technology in our products that can be worn while running, exploring or simply during all-day activities. We believe we can leverage our expertise in running to improve the functionality of products in adjacent lifestyles, including fitness, everyday use, outdoors and most recently tennis, and to broaden our product portfolio from footwear to apparel and accessories. While we expect to always be deeply rooted in running, consumers around the world have shown an interest in our other products, significantly increasing On’s total addressable market.

Continue to Drive Operational Excellence

As we scale our business, we plan to continue leveraging our brand and powerful business model to drive operational efficiencies and improved financial and operating performance in the following ways:

•	Insourcing of product development and Vietnam-European Union Free Trade Agreement. In 2020, On successfully completed the insourcing of product development from an external sourcing agent.

Consequently, all products purchased as of 2021 are no longer subject to a sourcing fee. As of August 2020, On benefits from the newly established free trade agreement between the EU and Vietnam. The full impact is expected to materialize in 2021, and we expect a continued positive impact on our margins going forward.

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Strong channel profitability and mix. We intend to expand our DTC channel in high-value markets that can support the profitable rollout of e-commerce and select retail stores. We believe this will allow us to maintain our high levels of gross margin in our e-commerce led DTC channel.

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Conversion of distributor markets. As of June 30, 2021, On worked with distribution partners in 25 countries. As we grow, we expect to transition some of those distributor markets to a direct retail distribution system, which will allow us to more efficiently and profoundly influence the customer experience.

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Operating Leverage. We have invested ahead of our growth in all areas of the business and have built highly scalable business processes, including design and manufacturing, multi-channel distribution and corporate infrastructure. As we continue our growth trajectory, we expect to realize economies of scale. At the same time, we plan to continue to invest into all areas of the business as part of our geographical and product expansion.

Looking toward the future, we believe that these initiatives will provide a robust foundation for growth and position us to continue capturing market share.

Our Products

Our shoe, apparel and accessories products are designed primarily for specific athletic use, although a significant amount of our products are also adopted for casual or leisure purposes. We place considerable emphasis on technological innovation for performance, including our proprietary CloudTec, Helion superfoam and Speedboard technologies, and high-quality construction in the development and design of our footwear and apparel. Our products use sustainable materials such as recycled polyesters, vegan leather and PFAS-free membranes. Our general categories of footwear include:

Road Running	Trail Running	All-day Wear

Indoor / Training	Hiking	Competition

Our performance apparel and accessories cover the above-mentioned categories and are sold predominantly through the same marketing and distribution channels as our athletic footwear. Our apparel and accessories, similar to our footwear, are designed primarily for athletic use and also demonstrate our commitment to performance innovation and high-quality construction.

We generally contract with select independent third-party manufacturing contractors to produce our footwear, apparel and accessories with the contractor generally being responsible for the entire manufacturing process. We also engage independent third-party logistics providers to manage the entire supply chain so that we can remain focused on what we do best: innovating, designing and marketing premium athletic products. Our manufacturing contractors and agents operate under strict manufacturing guidelines and supervision from our sourcing teams, and all products are produced according to our demanding specifications. Early in the development and production process, quality assurance is a primary area of focus, allowing merchandise to be shipped to customers with minimal interruption.

Product Design

Our product design efforts are closely synced with innovation and overseen directly by the On co-founders. Product design is supported by a team of well-experienced designers based in Zürich, Switzerland, comprised of dedicated athletes and users of our products who embody our design philosophy and dedication to premium quality. The central tenet of our product design philosophy is to fuse high performance, comfort, sustainable materials and aesthetics, in order to provide our customers with everything they need, and absolutely nothing they do not.

While our design team identifies trends based on market research, we believe in a specific On product vision and an innovative feedback-based design process through which we proactively seek the input of customers and our ambassadors. We believe this approach leads to more distinctive products. Our ambassadors are an integral part of our product innovation and design process as they test and evaluate our products, providing real-time feedback on performance and functionality. Our innovation team also hosts several yearly meetings in many of our markets for local and professional athletes, runners and members of the running community to discuss our products and provide us with additional feedback and ideas. We synthesize the many insights gleaned from this feedback at the On Innovation and Research Lab, our hub for advanced research and development in biomechanics, physiology, engineering and product design, to improve the performance of our products. Additionally, our design team incorporates this input to adjust fit and style, create new ideas and identify desirable fabrics.

Sourcing and Supplier Relationships

We do not own or operate any manufacturing facilities, and all of our products are supplied by third parties. We work with a select group of approximately 17 suppliers, five of which produced approximately 85% of our products in the six-month period ended June 30, 2021. As of June 30, 2021, all of our footwear was produced by ten suppliers in Vietnam across 13 different production sites, while our apparel and accessories were sourced from seven different suppliers across various countries including China, Vietnam, Portugal and Germany. For the six-month period ended June 30, 2021, suppliers in China provided us with approximately 56% of our apparel and no single supplier was responsible for more than 27% of our footwear, apparel and accessories.

In order to mitigate supplier concentration risks, we continuously seek out alternative suppliers and manufacturers when possible and develop contingency plans for responding to disruptions. For key shoe models, like the Cloud, we use at least two suppliers to minimize supply risk and to promote competition among suppliers on the basis of cost and quality. To accommodate our growth and further mitigate risks, we intend to expand the geographic production footprint of our footwear in 2021. In the second half of 2021, we expect to utilize eight new suppliers in Vietnam, Lithuania and Turkey to produce footwear, apparel and accessories so as to further mitigate any potential supply chain risks. To date, we have not experienced material delays in obtaining any of our components or products although there were temporary disruptions as a result of COVID-19.

We purchase from our primary suppliers on a purchase order basis informed by capacity forecasts we prepare, and have non-exclusive purchase commitments based on our purchase orders for certain amounts of goods, work-in-progress and components. We measure supplier performance through various performance indicators, including on-time delivery, quality, sustainability and other criteria, on a monthly basis. Suppliers are categorized according to their skills and capabilities, and we allocate products and volume based on their business performance and capabilities. Under our supplier agreements, our suppliers must follow our established product design specifications and quality assurance programs to meet our demanding manufacturing standards. Production and quality control staff in each country from which we source products monitor manufacturing at supplier facilities in order to correct any issues prior to shipment of the final product. We require all suppliers who manufacture our products to comply with our Supplier Code of Conduct relating to working conditions as well as certain environmental, employment and sourcing practices. We have worked to develop preferred relationships with our partners, where possible, to maintain access to the resources needed to scale seasonally and ensure our partners have the requisite experience to produce our footwear, apparel and accessories.

Multi-Channel Distribution Network

We sell our products through our wholesale and DTC channels. In 2020, our wholesale channel accounted for 62.3% of our net sales and our DTC channel contributed 37.7% to net sales. In the six-month period ended June 30, 2021, our wholesale channel accounted for 63.4% of our net sales and our DTC channel contributed 36.6% to net sales. Retail partners are carefully selected across the wholesale channels (including select third-party online only platforms), based on their compatibility with our premium brand, positioning in the market and industry expertise. Within DTC, we limit distribution exclusively to our own e-commerce website as well as our owned and operated retail stores. Within China, we also consider our distribution through Tmall and JD.com as DTC.

Direct-to-Consumer. We operate an e-commerce-led DTC channel, which has grown rapidly since its launch in 2012. Our online store features our full product offering and grants us the ability to build valuable intelligence through a direct conversation with our customers. We rolled out our e-commerce platform in Europe and the United States in 2012 and 2013, respectively, in conjunction with developing our own teams on the ground to manage our wholesale channel. Due to the flexible nature of e-commerce, we are now able to sell products via the e-commerce platform in over 60 countries around the world. While our e-commerce platform is rapidly gaining penetration globally, the European and the U.S. online stores are our largest markets and together, contributed 95% and 89% of our total DTC net sales in 2020 and the six-month period ended June 30, 2021, respectively. We intend to continue building out our e-commerce offering globally with a particular focus on markets where we have, or are planning to have, an established wholesale presence. E-commerce also allows us to introduce specific innovations. For example, in 2020, we announced Cyclon, our first 100% recyclable shoe which is only available through a monthly subscription model that enables our customers to rent the shoe on a month-by-month basis. The Cyclon is made entirely from castor beans and is based on a circular subscription model, through which customers never own footwear, but rather use them until they need a new pair, at which point they can return used footwear to us and receive a new pair. The entire program management of this invention will be administered through our online platform.

Our e-commerce rollout is complemented by our own retail stores in premium high-traffic locations. We opened our first retail flagship store in New York City in 2020. We opened our first smaller format, mall-based store in China in December 2019 and have since opened three additional, smaller format stores in China. Going forward, we plan to open a limited number of additional retail flagship stores in other major metropolitan centers as well as athletic destinations where we believe they can operate profitably and create further brand momentum. This unfiltered window into our brand will allow us to develop a closer relationship with our customers through exclusive experiences, feature our full product offering, retain pricing control and drive net sales growth across both channels.

Wholesale. Building on the expertise of third parties, the wholesale channel allows us to enter and develop new and existing markets, build and maintain a leading position within our geographies and support digital marketing investments to strengthen the DTC channel. We utilize a controlled wholesale channel expansion approach, which entails entering a particular market through select specialty running retailers and then expanding to other partners with more generalist capabilities that reach a wider community while still maintaining our brand message, ethos and premium quality. As part of this approach, we develop strategic and long-term relationships directly with retailers and distributors and work with a select set of partners who respect our heritage, share our values and strengthen our market presence. As of June 30, 2021, our products are available at approximately 8,100 retail stores across more than 50 countries. Our wholesale distribution includes a mix of specialty, sporting goods, outdoor, luxury and street fashion retailers, with varying shares between their online and offline sales. We leverage our mutually beneficial relationships to receive prime placement within their stores, showcase a relevant product offering and establish On shops-in-shops to deliver the best possible customer experience. Careful planning with our wholesale network allows us to manage inventory effectively and achieve high levels of full-price sell-through.

Our distribution uses three models to serve different markets:

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Direct Markets Model: Our team is present in the market, managing all local operations and directly managing our wholesale accounts. We are also present in such geographies through our DTC e-commerce platform. Our current direct markets are: Switzerland, Germany, Austria, France, United Kingdom, Belgium, Luxembourg, Netherlands, Norway, United States, Canada, Japan, China, Australia and Brazil.

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Distributor Markets Model: We outsource local operations to a distributor who manages all operations and third-party accounts. Under this model, we directly manage any DTC e-commerce through our headquarters in Zurich or our regional offices. Current key distributor markets include Italy, Spain, Sweden, Mexico, United Arab Emirates, Israel and Korea.

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E-commerce Only Model: We do not have a physical presence or outsource local operations to a distributor, but we still serve these markets through DTC e-commerce. This model of distribution is typically reserved for markets where we have not yet built a local presence.

Over the past three years, we started the process of enhancing our wholesale network by converting key markets including Norway, Brazil and Australia to our direct market model.

Our three in-house distribution models allow us to deepen the relationships with our retailers by strategizing on product assortment, shop-in-shop presentation and rollout, create opportunities to increase our two season penetration and offer new products.

Community-Based Marketing

We differentiate our business through an innovative, community-based approach to building brand awareness and customer loyalty. We pursue a multi-faceted strategy which leverages our local ambassadors and a variety of grassroots initiatives. Our ambassadors, who are professional athletes and runners worldwide, share our core values and introduce the brand to their communities leading to interest and word-of-mouth marketing.

We believe our community-based marketing strategy allows us to successfully increase brand awareness and broaden our appeal while reinforcing our product superiority and functionality. We invest in storytelling, social and live online events, and have more than 1.2 million and 1.7 million customer profiles as of December 31, 2020 and June 30, 2021, respectively.

Our Market

Our core opportunity is the approximately $300 billion global sportswear market—an intersection of the $119 billion sports footwear market and the $174 billion sports apparel market. According to Euromonitor International, the global sportswear market is projected to grow at a 8.9% CAGR over the next five years, outpacing the global non-sports footwear and apparel market five-year CAGR of 6.8%.

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Footwear: According to Euromonitor International, the global sports footwear market generated $119 billion of retail sales in 2020 and is expected to grow at 9.9% per year through 2025, compared to the 5.3% yearly growth for non-sports footwear.

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Apparel: According to Euromonitor International, the global sports apparel market generated $174 billion of retail sales in 2020 and is expected to grow at 8.2% per year through 2025, compared to the 7.0% yearly growth for non-sports apparel.

We see significant potential to further expand our business globally. For example, Asia-Pacific represents just 5% of our net sales in 2020 and 6% of our net sales in the six-month period ended June 30, 2021, but accounts for 28.7% of the global sportswear market and is projected to be the fastest-growing region over the next five years. We have launched and achieved significant growth in more than 60 countries since our launch and we believe our continued expansion in key geographies will accelerate our growth and brand awareness in the sportswear market.

(US$ in billions)	Footwear		Apparel
	2020	’20 – ’25 CAGR	2020	’20 – ’25 CAGR
United States	$31	8.3%	$70	7.5%
Europe	$26	6.4%	$42	6.1%
Asia Pacific	$43	12.9%	$41	11.2%
Rest of World	$19	9.8%	$21	8.9%

Total	$119	9.9%	$174	8.2%

We believe the following factors will drive continued growth in the sports apparel and footwear industry:

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Casualization and comfort: Consumers are pivoting towards more comfortable and casual attire. Customers responded well to the emergence of athleisure fashion, as evidenced by the industry’s rapid growth. For example, according to Euromonitor International, sales of sports-inspired footwear and apparel grew at a CAGR of 3.3% and 1.8%, respectively, for the period from 2015 through 2020, and are anticipated to grow at a CAGR of 10.3% and 8.8%, respectively, for the period from 2020 through 2025. This allows consumers to interchangeably use apparel and footwear for athletic activities and other occasions including everyday casual activities, social gatherings and the workplace.

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Innovation and technology: We believe consumers seek innovative and technologically advanced apparel and footwear to enable them to achieve their peak performance. We believe this desire will continue driving consumers to purchase new sports footwear and apparel as new innovations and technologies are developed.

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Healthy lifestyle trends: The desire to stay or become fit and to be outside is a trend that we believe will continue driving consumers to purchase sports apparel and footwear. We believe that sports apparel and footwear are well positioned to benefit from the pandemic lockdowns due to consumers’ desire to engage in more outdoor activities, such as hiking, camping, and running. For example, according to a study conducted by a third party industry association and a research consulting group, 28% of those surveyed reported starting or resuming running outside since the onset of the COVID-19 pandemic. In addition, approximately 60% of survey respondents indicated that their top reasons for taking up outdoor activities since the onset of the COVID-19 pandemic included getting exercise, staying healthy and fit and being outside.

We believe the unique performance, comfort and design of our products aligns On with the shifting consumer preferences towards casualization and comfort, innovation and technology, and prevailing healthy lifestyle trends. Furthermore, we believe that our craftsmanship and technology positions our products as premium coveted comfort items, enabling us to capitalize on the growth trends in the sports apparel and footwear industry.

Competition

Competition in the shoe, apparel and accessories industry is principally on the basis of brand image and recognition, product quality, innovation, design, sustainability, distribution and price. We believe that we successfully compete on the basis of our premium brand image, our focus on running and our technical product innovation. We are also differentiated by our commitment to community-based grassroots marketing which allows us to increase brand awareness and strengthen customer loyalty.

The market for shoe, apparel and accessories is highly competitive and fragmented. It includes increasing competition from established companies who are expanding their production and marketing of performance products, as well as from frequent new entrants to the market. We are in direct competition with wholesalers and direct sellers of athletic footwear and apparel, such as Nike, Inc., adidas AG, which includes the adidas and Reebok brands, and Under Armour, Inc., Brooks Sports Inc., Hoka One One (Deckers Outdoor Corporation), Asics, New Balance, Lululemon, Patagonia, Arcteryx, Anta Group and Li Ning. We believe that having been able to break into the competitive set of top 5 running brands in the biggest running markets the United States, Germany and Japan, provides a platform for future growth and positions us well against certain of our competitors.

Intellectual Property

Our long-term commercial success is connected to our ability to obtain and maintain intellectual property protection for our brand, products and technology, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties and prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights. We seek to protect our investments made into the development of our products, technology, brand and design by relying on a combination of trademarks, patents, designs, copyrights, trade secrets, know-how, non-disclosure agreements, confidentiality agreements, invention assignment agreements, development agreements and other contractual rights.

We use registered trademarks on nearly all of our products and believe having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, in identifying our brands, and in distinguishing our goods from the goods of others. As of June 30, 2021, we owned approximately 316 trademark registrations in 36 different jurisdictions including Austria, Canada, China, France, Germany, Hong Kong, Italy, Japan, Mexico, Russia, South Korea, Spain, Switzerland and the United States. These trademarks include, among others, On, the On logo, On Running, the Cloud logo, Run On Clouds, Cloudtec, Speedboard and Helion and many product names of our shoe models (such as Cloud, Cloudflow, Cloudswift, Cloud X, Cloudstratus, Cloudrock, Cloud Terry, Cloudnova, etc.). The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services. We pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective. In addition to trademark protection, we own domain names for certain of our trademarks, including “www.on-running.com.”

As of June 30, 2021, we owned four issued U.S. patents, four pending U.S. patent applications, 42 issued foreign patents, 56 pending foreign patent applications and five pending PCT applications relating to components, technologies, materials, features, functionality, and industrial and aesthetic designs used in and for the manufacture of various of our products. Assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, these issued patents and utility models, and any patents granted from such applications, if issued, are expected to expire between November 30, 2022 and January 29, 2042, without taking potential patent term extensions or adjustments into account. We continually review our development efforts to assess the existence and patentability of new intellectual property.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent. It may also be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents in any jurisdiction, and we can give no assurance that any patents that have been issued or might be issued in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated, or circumvented.

Moreover, we rely, in part, on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. However, trade secrets can be difficult to protect. While we take steps to protect and preserve our trade secrets and our know-how, unpatented technology and other proprietary information, including by entering into intellectual property assignment agreements, non-compete agreements and confidentiality agreements and by maintaining physical security of our premises and physical and electronic security of our information technology systems, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. As a result, we may not be able to meaningfully protect our trade secrets. For more information regarding the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property and Information Technology.”

Employees and Human Capital Resources

Our strongest asset is our team. We have been able to attract, retain and motivate individuals with a diverse background and skills that together build high performing teams. Our exceptional talent is carefully assessed through a robust interview process and developed throughout their journey at On. We endeavor to incentivize individuals based on their impact and contribution to On through equity compensation and other incentives.

Our core spirits call on each of our team members to care for each other and our customers. We believe that creative solutions are best achieved by diverse teams working together. Diversity of thoughts, backgrounds, perceptions and ideas helps us create the technologies and innovations and helps our business thrive.

We partner with suppliers who share our commitment to ethical business conduct, fair labor practices, proven environmental, health, and safety practices and environmental sustainability. We also specifically condemn human trafficking and abuse of child labor. We recognize the importance of eliminating forced labor within the supply chain and its increasing significance. Our supplier code of conduct prohibits the use of forced labor, and we will not knowingly conduct business with vendors or factories that use forced labor. We expect all of our vendors and suppliers to conduct sufficient due diligence in their supply chains to ensure compliance with our vendor code of conduct, and we continue to expand our due diligence activities and vendor engagement and training on this important issue. Moreover, we seek to work with third-party suppliers and factories that are committed to providing fair and safe working conditions, and that demonstrate strong business ethics and transparency in their manufacturing practices.

As of June 30, 2021, we had a total of 883 full-time employees. Of our employees, 136 were engaged in research and development. 537 full-time employees were based in Europe, 187 full-time employees were based in North America and 151 full-time employees were based in Asia. We are subject to, and comply with, local labor law requirements in all countries in which we operate. We consider our employee relations to be good and we have not experienced any work stoppages.

Leased Properties

We maintain the following leased facilities for our corporate headquarters and to conduct our principal manufacturing and retail activities, which we believe are in good condition and working order:

Location	Principal Activity	Lease Expiration Date
Switzerland, Zurich Atmos	Corporate Headquarters (2022 onwards)	December 31, 2035

Switzerland, Zurich Pfingstweidstrasse 106	Corporate Headquarters (current)	September 30, 2025

Switzerland, Zurich Hardturmstrasse 169-175	Corporate Headquarters (current)	December 31, 2027

United States, Atlanta	Warehouse	May 30, 2026

United States, Portland	Regional Office	April 30, 2022

United States, Portland	Regional Office (2022 onwards)	August 1, 2029

Germany, Berlin Skalitzerstrasse	Regional Office	February 28, 2022

Germany, Berlin Prinzessinnenstrasse	Regional Office	December 31, 2021

Canada	Regional Office	April 30, 2023

Vietnam, Ho Chi Minh	Regional Office	October 14, 2021

Australia	Regional Office	May 18, 2022

Brazil	Regional Office	July 15, 2024

China, Shanghai	Regional Office	December 31, 2022

Japan, Yokohama	Regional Office	April 14, 2025

Legal Proceedings and Regulatory Matters

From time to time, we may be subject to legal or regulatory proceedings and claims in the ordinary course of business, including proceedings to protect our intellectual property rights. As part of our monitoring program for our intellectual property rights, from time to time, we file lawsuits for acts of trademark counterfeiting, trademark infringement, trademark dilution, patent infringement or breach of other state or foreign laws. These actions may result in seizure of counterfeit merchandise and negotiated settlements agreements with defendants. Defendants sometime raise the invalidity or unenforceability of our proprietary rights as affirmative defenses or counterclaims. Although we cannot predict with certainty the results of pending legal and regulatory proceedings and claims, we believe that the final outcome of pending litigation and claims will likely not have a material adverse effect on our business and results of operations. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.

MANAGEMENT

Executive Officers and Directors

This section presents information about our executive officers and directors upon the listing of our Class A ordinary shares on the NYSE. The current business addresses for our directors is Pfingstweidstrasse 106, 8005 Zürich, Switzerland.

Name	Position	Age
David Allemann	Co-Founder and Executive Co-Chairman	51
Caspar Coppetti	Co-Founder and Executive Co-Chairman	45
Olivier Bernhard	Co-Founder and Executive Director	53
Martin Hoffmann	Chief Financial Officer and Co-Chief Executive Officer	42
Marc Maurer	Co-Chief Executive Officer	39
Alex Perez	Director	50
Kenneth A. Fox	Director	51
Amy Banse	Director Nominee	62

The following is a brief biography of each of our executive officers and directors:

David Allemann is one of our Co-Founders and has served as the Executive Co-Chairman of On since April 2021. Mr. Allemann was previously the Co-Founder and Global Branding and Marketing Director of On since January 2010. He has been responsible for the production set-up of On and leads the marketing, product design and digital business for On. Prior to joining On, Mr. Allemann served as Chief Marketing Officer for Vitra, one of the world’s iconic design furniture brands, from 2006 to 2010. Previously, Mr. Allemann served as the Managing Director of advertising agency Young & Rubicam in Switzerland from 2002 to 2006 and advised global clients as a strategy consultant at McKinsey & Company in their sports, internet and media practices from 2000 to 2002. Mr. Allemann holds a Master of Law degree from the University of Zurich and completed an AMP at INSEAD. We believe Mr. Allemann is well qualified to serve on our Board due to his leadership in conceptualizing and developing our brand and business and experience in the marketing and consulting industries.

Caspar Coppetti is one of our Co-Founders, and has served as the Co-Founder and Executive Co-Chairman of On since April 2021. Mr. Coppetti was previously the Co-Founder, Chairman and Global Sales Director of On since January 2010. Prior to joining On, Mr. Coppetti served as a Managing Partner and Chief Strategy Officer for the brand agency Young & Rubicam from 2004 to 2010. Mr. Coppetti also worked at McKinsey & Company as a Management Consultant from 2001 to 2003. Mr. Coppetti has served on the board of InnHub La Punt AG since 2018. Mr. Coppetti holds a Dr. Oec. Diploma from the University of St. Gallen. We believe Mr. Coppetti is well qualified to serve on our Board due to his leadership in conceptualizing and developing our brand and his business experience as an executive officer in the marketing industry.

Olivier Bernhard is one of our Co-Founders, and has served as Executive Board Member of On since founding the company in January 2010. Prior to joining On, Mr. Bernhard was a professional Triathlete and Duathlete racing on world class level. During his professional career from 1993 through 2005 he collected three World Championship, one European and 15 Swiss Championship titles in various Triathlon and Duathlon competitions involving different distances. We believe Mr. Bernhard is well qualified to serve on our Board due to his leadership in conceptualizing and developing our brand and business experience as a professional athlete and his knowledge of premium athletic footwear.

Martin Hoffmann has served as the Chief Financial Officer and Co-Chief Executive Officer of On since January 2021. Mr. Hoffmann joined On in July 2013 and has served as the Chief Financial Officer since joining the Company. Prior to joining On, Mr. Hoffmann served as the Chief Financial Officer of Valora Retail, a publicly traded European retail company, from November 2009 to June 2013, where he was responsible for managing the financial operations and actions. Mr. Hoffmann also worked in Business Management Consulting at CTcon GmbH, from March 2003 to October 2009. Mr. Hoffmann holds a diploma in Business Management and Computer Science from the University of Kaiserslautern.

Marc Maurer has served as the Co-Chief Executive Officer of On since January 2021. Mr. Maurer joined On in March 2013 and served as the Chief Operating Officer since joining the Company. Prior to joining On, Mr. Maurer served as Head of Business Development and Marketing for Valora Retail, a publicly traded European retail company, from April 2012 to March 2013, where he was responsible for driving the company’s business development strategy. Mr. Maurer also worked at McKinsey & Company as an Engagement Manager, from April 2007 to March 2012. Mr. Maurer serves as a Board Member of the Swiss Entrepreneurs & Startup Association since 2020. Mr. Maurer holds a Master’s in Business Administration from INSEAD.

Alexandre José da Costa Pérez is a member of our board of directors. Mr. Pérez is the founder and Managing Partner of Point Break Capital Management LLC, which he founded in 2012. Mr. Pérez is also a limited partner in Point Break Capital LP and a member and director of Point Break Capital GP Ltd. Prior to forming Point Break Capital Management, Mr. Pérez was a founding partner of 3G Capital from 2002 to 2011. Prior to forming 3G Capital, Mr. Pérez was the Chief Financial Officer of São Carlos Empreendimentos, an investment and commercial property management company, from 1999 to 2002. Before working at São Carlos Empreendimentos, Mr. Pérez was a Private Equity Analyst for GP Investments, an alternative investment firm, from 1993 to 1999. Mr. Pérez graduated from the University of Rio de Janeiro, with a B.S. in Economics, and from the Fundação Getúlio Vargas with a Master’s in Business Administration. We believe Mr. Pérez is well qualified to serve on our Board due to his experience in the financial industry and his experience with capital management.

Kenneth A. Fox is a member of our board of directors. Mr. Fox is the founder of Stripes, LLC, a growth equity firm that invests in branded consumer and SAAS companies that it believes have amazing products. Mr. Fox oversees the firm and is also actively involved with many current Stripes’ portfolio companies including Monday.com, Ltd., On Holding AG, and Udemy, Inc. Mr. Fox previously served on the board or was actively involved in many of Stripes realized portfolio companies including: Grubhub Inc. (NASDAQ:GRUB), Blue Apron Holdings, Inc. (NASDAQ:APRN) and Flatiron Health, Inc. (acquired by Roche). Mr. Fox currently serves on the board of directors of Super Nova Acquisition Company, Supernova Acquisition Co. II, Supernova Partners Acquisition Co III. Prior to forming Stripes, Mr. Fox was a Managing Director and co-founder of Internet Capital Group, Inc. He was also the founder and Chairman of ICG Asia Ltd., a Hong Kong-listed joint venture with Hutchison-Whampoa Ltd. that Hutchison later acquired. Mr. Fox holds a B.S. in Economics from the Pennsylvania State University. We believe Mr. Fox is well qualified to serve on our Board due to his experience as an investor in the consumer sector.

Amy Banse will become a member of our board of directors upon the listing of our Class A ordinary shares on the NYSE. Ms. Banse has also served as senior adviser to the executive committee of Comcast Corporation, a global media and technology company (including Comcast Ventures, LLC, its venture capital arm), since September 2020. She previously was an Executive Vice President, Comcast Corporation, from January 2020 to September 2020 and as Managing Director and head of funds at Comcast Ventures LLC from August 2011 to September 2020. From 2005 to 2011, Ms. Banse was Senior Vice President, Comcast Corporation and President, Comcast Interactive Media, a division of Comcast responsible for developing online strategy and operating the company’s digital properties. Since joining Comcast in 1991, Ms. Banse has held various positions at the company, including content development, programming investments and overseeing the development and acquisition of Comcast’s cable network portfolio. Earlier in her career, Ms. Banse was an associate at Drinker, Biddle & Reath LLP. Ms. Banse also serves as a director of Adobe Inc, The Clorox Company and Lennar

Corporation, as well as on the boards of a number of Comcast Ventures’ portfolio companies. She holds a B.A. from Harvard University and a doctor of law degree from Temple University Law School. We believe Ms. Banse is well qualified to serve on our Board due to her experience in starting, investing in and building businesses and her executive leadership roles.

Board of Directors

Our board of directors will be composed of six members after this offering. Each director is elected for a term ending at the next annual general meeting of shareholders. The current term of all of our directors will end at our first annual general meeting of shareholders as a public company in 2022, at which time reelection will be possible. There are no family relationships among any of our directors or executive officers.

We are a foreign private issuer under the rules of the SEC. As a result, in accordance with the NYSE listing standards, we will rely on home country governance requirements and certain exemptions thereunder rather than on the stock exchange corporate governance requirements, including the requirement that within one year of the completion of this offering we have a board that is composed of a majority of independent directors. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.”

Committees

Audit Committee

The audit committee, which will consist of Alex Perez, Kenneth Fox and Caspar Coppetti, will assist the board in overseeing our and our subsidiaries’ accounting and financial reporting processes, internal and external control systems, risk management processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention, termination and oversight of the work of our independent registered public accounting firm. The board of directors has determined that each of Alex Perez, Kenneth Fox and Caspar Coppetti qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

Nomination and Compensation Committee

The nomination and compensation committee, which consists of David Allemann, Kenneth Fox and Alex Perez, supports our board of directors by preparing and periodically reviewing our compensation policies and principles and the performance criteria related to compensation, as well as periodically reviewing their implementation. The nomination and compensation committee also submits proposals and recommendations to our board of directors regarding the individual compensation of members of our board of directors and our executive officers, and prepares proposals to the annual general meeting of shareholders regarding the aggregate compensation of the members of the board of directors and our executive officers. The nomination and compensation committee may submit proposals to the board of directors on other compensation-related matters as well. Swiss law requires that we have a compensation committee, so in accordance with the NYSE listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from the NYSE listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. The members of the nomination and compensation committee were elected for the first time by our extraordinary general meeting of shareholders of August 19, 2021 for a term until the next annual general meeting of shareholders and commencing with our annual general meeting of shareholders in 2022, and the members of the nomination and compensation committee will be elected annually by our annual general meeting of shareholders. The board of directors appoints the chair of the nomination and compensation committee and fills any vacancies until the following annual general meeting of shareholders.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. At or prior to the closing of this offering, the Code of Conduct will be available on our website www.on-running.com. Our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F.

Corporate Governance Practices

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we follow Swiss corporate governance rules in lieu of certain of the corporate governance requirements of the NYSE. The significant differences between our Swiss corporate governance rules and the corporate governance requirements of the NYSE are set forth below:

•

Exemption from the requirement that a majority of the board of directors be comprised of independent directors and that there be regularly scheduled meetings with only the independent directors present. Swiss law does not have such a requirement.

•	Exemption from the requirements that the compensation committee and the nomination and corporate governance committee be comprised of independent directors. Swiss law does not have such requirements.

•	Exemption from quorum requirements applicable to meetings of shareholders. Swiss law does not require such quorum requirements.

•	Exemption from the requirement that independent directors meet at regularly scheduled executive sessions. Swiss law does not have such a requirement.

•

Exemption from the requirement that listed companies adopt and disclose corporate governance guidelines that cover certain minimum specified subjects related to director qualifications and responsibilities. Swiss law does not require the adoption or disclosure of such guidelines.

•

Exemption from the requirement to disclose within four business days of any determination to grant a waiver of the Code of Conduct to directors and executive officers. Although we will require approval by our board of directors for any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE listing standards.

•

Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. Our amended and restated articles of association will provide that our board of directors is authorized, in certain instances, to issue a certain number of Class A ordinary shares without re-approval by our shareholders, as well as Class B voting rights shares to members of our extended founder team under employee participation plans.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our controlling shareholders will control a majority of the combined voting power of our outstanding ordinary shares upon completion of this offering, and our controlling shareholders will be able to nominate a majority of directors for election to our board of directors. Accordingly, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, take advantage of certain exemptions under the NYSE corporate governance rules, including exemptions from the requirement that a majority of the directors on our board of directors be independent and the requirement that our nomination and remuneration committee consist entirely of independent directors.

The foreign private issuer exemption and the “controlled company” exemption do not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three directors, all of whom are independent. Under the NYSE rules, however, we are permitted to phase in our independent audit committee by having one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing.

If at any time we cease to be a “controlled company” or a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the NYSE corporate governance rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See “Description of Share Capital and Articles of Association.”

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, the aggregate compensation accrued or paid to the members of our board of directors for services in all capacities was CHF 95,000.

For the year ended December 31, 2020, the aggregate compensation accrued or paid to our executive officers for services in all capacities was CHF 11,869,000, including CHF 10,044,000 in share-based compensation under the equity incentive plans summarized below. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our executive officers amounted to a total of CHF 2,072,000 in the year ended December 31, 2020.

Pursuant to Swiss law, beginning at our annual general meeting of shareholders in 2022, we will be required to submit the aggregate amount of compensation of our board of directors and the aggregate amount of compensation of our executive officers to a binding say-on-pay vote by our shareholders.

Equity Incentive Plans

Following the completion of this offering, we intend to continue issuing new grants under our existing equity incentive plans, which are summarized below.

Existing Plans

We have equity compensation outstanding under the following plans: (i) the On Holding AG Long Term Incentive Plan 2020-2023 (the “2020 LTIP”), (ii) the On Holding AG Long Term Incentive Plan 2018 (the “2018 LTIP”), (iii) the On Holding AG Level Two Participation Plan (the “2018 LTPP”) and (iv) the On Holding AG On Employee Participation Program 2018 (the “2018 OEPP”). In connection with this offering, we also intend to adopt the On Holding AG Long Term Incentive Plan 2021 (the “2021 LTIP”).

2020 LTIP

The 2020 LTIP replaces the 2018 LTIP, 2018 LTPP and 2018 OEPP, which are summarized below. The 2018 LTIP, 2018 LTPP and 2018 OEPP will remain in effect for all outstanding equity awards. The 2020 LTIP was approved by our board of directors (the “Board”) on July 8, 2020 and was subsequently amended in August 2021, and provides for the grant of options (“Options”) to acquire the Company’s ordinary shares. The purpose of the 2020 LTIP is to attract and retain highly qualified personnel and to provide key employees with additional incentive to increase their efforts on behalf and in the best interest of the Company and its subsidiaries by giving them the opportunity to participate in the ownership of the Company by purchasing shares through the Option rights. The terms of the 2020 LTIP are described in more detail below.

Plan Administration. The 2020 LTIP is administered by the compensation committee of the Board (the “Compensation Committee”).

Shares Outstanding and Available for Issuance. Following the Share Capital Reorganization and the August 2021 amendment, the 2020 LTIP provides for up to 9,062,962 Class A ordinary shares and up to 15,812,500 Class B voting rights shares to be issued pursuant to all Options under the 2020 LTIP. Any Options granted but forfeited or any Options granted but not vested shall be forfeited and not be reallocated to other or new participants. As of June 30, 2021, there were 607,500 Options outstanding under the 2020 LTIP after giving effect to the Share Capital Reorganization.

Eligibility. Members of the Company’s executive board and selected employees of the Company and its subsidiaries are eligible to participate in the 2020 LTIP. Participants are selected by the Board.

Vesting. The 2020 LTIP, as amended, provides that Options under the 2020 LTIP will vest in full no later than 75 days after the date of this offering subject to a participant’s continued employment on the date of the offering. If the closing of this offering does not occur, the Compensation Committee shall determine the number of Options vested based on the level of achievement of net sales, gross profit and EBITDA (as defined therein), which shall be determined based on the audited consolidated financial statements for 2023 of the Company and its subsidiaries. Options may be exercised until the seventh anniversary of the grant date.

Termination of Employment.

Good Leavers. In the event a participant’s employment with a Company subsidiary is terminated without “cause,” due to death or “permanent disability” or due to retirement (a “Good Leaver”), all unvested Options will remain outstanding and eligible to vest until the second anniversary of the termination date. A Good Leaver will also be permitted to keep all unrestricted shares acquired pursuant to Options granted under the 2020 LTIP. Any shares that are subject to a lock-up in accordance with the 2020 LTIP will be subject to a Company call right at a price that is the higher of (i) the exercise price paid and (ii) the value of the shares underlying the Option at the time such call right is exercised (the “Call Price”).

Medium Leavers. In the event a participant’s employment with a Company subsidiary is terminated by the participant for any reason (a “Medium Leaver”), all unvested Options will be forfeited. All shares acquired pursuant to Options granted under the 2020 LTIP that are subject to the lock-up will be subject to the call right at the Call Price.

Bad Leavers. In the event a participant’s employment relationship with a Company subsidiary is terminated and who is not a Good Leaver or Medium Leaver (a “Bad Leaver”), all Options, whether or not vested, will be forfeited. All shares acquired pursuant to Options granted under the 2020 LTIP, whether or not subject to a lock-up, will be subject to the call right at a price that is the lesser of (i) the exercise price paid and (ii) the value of the shares underlying the Option at the time such call right is exercised.

Amendment. The Compensation Committee may from time to time make amendments to the 2020 LTIP that may be necessary to comply with or conform to applicable laws. The Compensation Committee also has the authority to modify the 2020 LTIP and amend the terms of any Options granted under the 2020 LTIP, provided that no amendment or modification may adversely affect the participant’s rights under the 2020 LTIP. Upon the occurrence of an Exit, the Compensation Committee may prescribe and amend the terms and conditions for the vesting, exercise and settlement of any Options granted under the 2020 LTIP, provided that such amendments are not materially adverse to the participants and do not compromise the interests of the participants. Such power and discretion shall include, but not be limited to, the power and authority to

(i) reduce or abolish lock-up periods and to (ii) modify the requirements and modality for the settlement of any Options (including a cash settlement).

Prior to this offering, no Options have been granted to our executive officers under the 2020 LTIP. However, we expect to grant equity awards to certain of our executive officers under our 2020 LTIP in connection with this offering. See “—IPO Grants.”

2018 LTIP

The 2018 LTIP was approved by our Board on July 23, 2018 and amended on November 1, 2019, February 13, 2021 and in August 2021 and provides for the grant of Options. The purpose of the 2018 LTIP is to attract and retain highly qualified personnel and to provide key employees with additional incentive to increase their efforts on behalf and in the best interest of the Company and its subsidiaries by giving them the opportunity to participate in the ownership of the Company by purchasing shares through the Option rights. The terms of the 2018 LTIP are described in more detail below.

Plan Administration. The 2018 LTIP is administered by the Compensation Committee.

Shares Outstanding and Available for Issuance. Following the Share Capital Reorganization and the August 2021 amendment, the 2018 LTIP provides for up to 22,500,000 Class A ordinary shares to be issued pursuant to all Options under the 2018 LTIP. Any Options granted but forfeited or any Options granted but not vested shall be forfeited and not be reallocated to other or new participants. As of June 30, 2021, there were 865,000 Options outstanding under the 2018 LTIP after giving effect to the Share Capital Reorganization. No additional Options will be granted pursuant to the 2018 LTIP.

Eligibility. Members of the Company’s management team and members of the executive board of the Company and its subsidiaries are eligible to participate in the 2018 LTIP. Participants are selected by the Board.

Vesting. Approximately two-thirds of the Options under the 2018 LTIP vested in February 2020. The remaining Options under the 2018 LTIP vested in February 2021 based on the level of achievement of net sales, gross profit and EBITDA, which were determined based on the 2020 audited consolidated financial statements of the Company and its subsidiaries. All Options that did not vest in accordance with the foregoing sentence were forfeited. Options may be exercised up until the fifth anniversary of the grant date.

Termination of Employment.

Good Leavers and Medium Leavers. A Good Leaver will be permitted to keep all unrestricted shares acquired pursuant to Options granted under the 2018 LTIP. Any shares that are subject to a lock-up in accordance with the 2018 LTIP will be subject to a Company call right at a price equal to the lesser of (i) the value of the Option as determined in accordance with the 2018 LTIP (such value, the “Formula Value”) at the time the participant exercises the Option and (ii) the Formula Value at the time the Company exercises their call right.

Bad Leavers. In the event a participant is a Bad Leaver, all Options, whether or not vested, will be forfeited. All shares acquired pursuant to Options granted under the 2018 LTIP, whether or not subject to a lock-up, will be subject to the call right at a price that is the lesser of (i) the exercise price and (ii) the Formula Value at the time the Company exercises their call right.

Amendment. The Compensation Committee may from time to time make amendments to the 2018 LTIP that may be necessary to comply with or conform to applicable laws. The Compensation Committee also has the authority to modify the 2018 LTIP and amend the terms of any Options granted under the 2018 LTIP, provided that no amendment or modification may adversely affect the participant’s rights under the 2018 LTIP. Upon the occurrence of an Exit, the Compensation Committee may prescribe and amend the terms and conditions for the vesting, exercise and settlement of any Options granted under the 2018 LTIP, provided that such amendments are not materially adverse to the participants and do not compromise the interests of the participants. Such power and discretion shall include, but not limited to, the power and authority to (i) reduce or abolish lock-up periods and to (ii) modify the requirements and modality for the settlement of any Options (including a cash settlement).

No grants of Options were made to our executive officers under the 2018 LTIP in 2020 and we have made no grants under the 2018 LTIP since December 31, 2020.

2018 LTPP

The 2018 LTPP was approved by our Board on July 23, 2018 and amended on February 13, 2021 and in August 2021. Non-U.S. participants receive grants of Options under the 2018 LTPP and U.S. participants receive Phantom Shares (as such term is defined in the 2018 LTPP). The 2018 LTPP is administered by the Compensation Committee. The terms of the 2018 LTPP are described in more detail below.

Shares Outstanding and Available for Issuance. As of June 30, 2021, there were 2,453,750 Options and Phantom Shares outstanding under the 2018 LTPP after giving effect to the Share Capital Reorganization. The 2018 LTPP has no limit on the shares available for issuance, but no additional Options or Phantom Shares will be granted pursuant to the 2018 LTPP.

Eligibility. Level 2 and Level 2 CM employees (as provided in the 2018 LTPP) of the Company are eligible to participate in the 2018 LTPP. The participants are selected by the Board. Non-U.S. participants may receive annual grants of Options under the 2018 LTPP and U.S. participants receive Phantom Shares (as such term is defined in the 2018 LTPP) in an amount based on 0-30% of a participant’s annual compensation.

Vesting. The unvested Options and Phantom Shares granted under the 2018 LTPP generally will vest on the third anniversary of the grant date. The expiration date of awards under the 2018 LTPP is the tenth anniversary of the grant date.

Dividend Equivalents. Each Phantom Share contains the right to receive a dividend equivalent. Payment of the dividend equivalent is due on the due date of the dividend of the Share.

Termination of Employment.

Good Leavers and Medium Leavers. In the event a participant is a Good Leaver, all unvested Options and Phantom Shares will remain outstanding and eligible to vest until the first anniversary of the termination date. In the event a participant is a Medium Leaver, all unvested Options and Phantom Shares will be forfeited. Both Good Leavers and Medium Leavers will be permitted to keep all unrestricted shares acquired in connection with the exercise of Options and the settlement of Phantom Shares under the 2018 LTPP. Any shares that are subject to a lock-up in accordance with the 2018 LTPP will be subject to a Company call right at a price equal to the lesser of (i) the value of the shares as determined in accordance with the 2018 LTPP at the time the participant exercised the Option or the vesting of the Phantom Shares and (ii) the value of the shares as determined in accordance with the 2018 LTPP at the time the Company exercises their call right.

Bad Leavers. If a participant is a Bad Leaver, all Options and Phantom Shares, whether or not vested, will be forfeited. Bad Leavers will be permitted to keep all unrestricted shares acquired in connection with the exercise of Options and the settlement of Phantom Shares under the 2018 LTPP. Any shares that are subject to a lock-up in accordance with the 2018 LTPP will be subject to a Company call right at a price equal to the lesser of (i) the par value of the shares and (ii) the Formula Value (as such term is defined in the 2018 LTPP) at the time the Company exercises their call right.

Amendment. The Compensation Committee may from time to time make amendments to the 2018 LTPP that may be necessary to comply with or conform to applicable laws. The Compensation Committee also has the authority to modify the 2018 LTPP as necessary to conform to the applicable shareholders’ agreement, provided that no modification may adversely affect a participant. Upon the occurrence of an Exit (which includes this offering), the Compensation Committee may prescribe and amend the terms and conditions for the vesting, exercise and settlement of any awards granted under the 2018 LTPP, provided that such amendments are not materially adverse to the participants and do not compromise the interests of the participants. Such power and discretion shall include, but not be limited to, the power and authority to (i) reduce or abolish lock-up periods and to (ii) modify the requirements and modality for the settlement of any awards.

No awards were granted to our executive officers under the 2018 LTPP in 2020 and we have made no grants under the 2018 LTPP since December 31, 2020.

2018 OEPP

The 2018 OEPP was approved by our Board on July 23, 2018 and was amended on November 1, 2019 and in August 2021. Level 3 CM employees (as provided in the 2018 OEPP) of the Company and its subsidiaries are eligible to participate and receive grants of Phantom Shares (as such term is defined in the 2018 OEPP). The 2018 OEPP is administered by the Compensation Committee. The terms of the 2018 OEPP are described in more detail below.

Shares Outstanding and Available for Issuance. As of June 30, 2021, there were 1,207,500 Phantom Shares outstanding under the 2018 OEPP after giving effect to the Share Capital Reorganization. The 2018 OEPP has no limit on the shares available for issuance, but no additional Phantom Shares will be granted pursuant to the 2018 OEPP.

Vesting. The 2018 OEPP, as amended, provides that outstanding Phantom Shares granted under the 2018 OEPP will vest in full no later than 75 days after the date of this offering subject to a participant’s continued employment through the date of the offering. Post-vesting restrictions will apply in accordance with the leaver provisions (as described below).

Dividend Equivalents. Each Phantom Share contains the right to receive a dividend equivalent. Payment of the dividend equivalent is due on the due date of the dividend of the Share.

Termination of Employment.

Good Leavers. In the event a participant is a Good Leaver, all Phantom Shares will remain outstanding and eligible to vest until the first anniversary of the termination date. Good Leavers will be permitted to keep all unrestricted shares acquired in connection with the settlement of Phantom Shares under the 2018 OEPP. Any shares that are subject to a lock-up in accordance with the 2018 OEPP will be subject to a Company call right at a price equal to the lesser of (i) the value of the shares as determined in accordance with the 2018 OEPP at the time of the vesting of the Phantom Shares and (ii) the value of the shares as determined in accordance with the 2018 OEPP at the time the Company exercises their call right.

Bad Leavers. If a participant is a Bad Leaver, all Phantom Shares will be forfeited. Bad Leavers will be permitted to keep all unrestricted shares acquired in connection with the exercise of Options and the settlement of phantom shares under the 2018 OEPP. Any shares that are subject to a lock-up in accordance with the 2018 OEPP will be subject to a Company call right at a price equal to the lesser of (i) the par value of the shares and (ii) the value of the shares as determined in accordance with the 2018 OEPP at the time the Company exercises their call right.

Amendment. The Compensation Committee may from time to time make amendments to the 2018 OEPP that may be necessary to comply with or conform to applicable laws. Upon the occurrence of an Exit (which includes this offering), the Compensation Committee may prescribe and amend the terms and conditions for the vesting and settlement of Phantom Shares granted under the 2018 OEPP, provided that such amendments are not materially adverse to the participants and do not compromise the interests of the participants. Such power and discretion shall include, but not be limited to, the power and authority to (i) reduce or abolish lock-up periods and to (ii) modify the requirements and modality for the settlement of any Phantom Shares.

No awards were granted to our executive officers under the 2018 OEPP in 2020 and we have made no grants under the 2018 OEPP since December 31, 2020.

2021 LTIP

We plan to adopt a new Long Term Incentive Plan 2021 (the “2021 LTIP”), which will be effective in connection with the closing of this offering. The purpose of the 2021 LTIP will be to attract, retain and motivate high quality personnel by providing them with equity ownership opportunities and performance-based incentives to increase their commitments for and in the best interest of the Company and its subsidiaries. Awards under the 2021 LTIP include restricted stock units (“RSUs”) and performance stock units (“PSUs”).

The 2021 LTIP will be administered by the nomination and compensation committee of the Board (the “Committee”).

The 2021 LTIP will provide for a certain amount of Class A ordinary shares to be issued in settlement of RSUs and PSUs under the 2021 LTIP.

Employment Agreements

We expect to enter into employment agreements with certain of our executive officers in connection with this offering.

IPO Grants

We expect to grant equity awards to certain of our executive officers and other employees in connection with this offering, including a grant of Options under our 2020 LTIP, as amended, and a grant of shares under our On Holding AG Founders’ Grants Plan (the “Founders Plan”), which was adopted by our Board on August 22, 2021 and will be effective upon the date of this offering.

The value of the shares granted to individual employees under the Founders Plan will be equal to $8,000 for each six months of continued employment during which the employee was not eligible to participate under one of the Company’s employee participation and incentive plans. The shares under the Founders Plan will be granted no later than 75 days after the date of this offering with the number of shares delivered based on the price of such shares at the time of the offering. The grant of Options under our 2020 LTIP will occur no later than 75 days after the date of this offering.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table presents information relating to the beneficial ownership of our Class A ordinary shares and Class B voting rights shares immediately prior to the completion of this offering by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding Class A ordinary shares or Class B voting rights shares;

•	each of our executive officers and directors and persons nominated to serve in such positions;

•	all executive officers and directors and persons nominated to serve in such positions as a group; and

•	each of the selling shareholders.

Immediately prior to the completion of this offering, after giving effect to the Share Capital Reorganization, our issued and outstanding share capital will consist of 245,740,000 Class A ordinary shares and 345,437,500 Class B voting rights shares.

The number of Class A ordinary shares or Class B voting rights shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any Class A ordinary shares or Class B voting rights shares over which the individual has sole or shared voting power or investment power as well as any such Class A or Class B voting rights shares that the individual has the right to acquire within 60 days of August 19, 2021 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares or Class B voting rights shares held by that person based on information provided to us by such person.

The percentage of outstanding Class A ordinary shares and Class B voting rights shares beneficially owned before this offering is computed on the basis of the number of such Class A ordinary shares or Class B voting rights shares outstanding as of August 19, 2021, after giving effect to the Share Capital Reorganization. Class A ordinary shares or Class B voting rights shares that a person has the right to acquire within 60 days of August 19, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. In addition, the following table does not reflect any Class A ordinary shares that may be purchased in this offering pursuant to our Directed Share Program described under “Underwriting—Directed Share Program.” Unless otherwise indicated below, the business address for each beneficial owner is On Holding AG, Pfingstweidstrasse 106, 8005 Zürich, Switzerland.

The percentage of Class A ordinary shares beneficially owned after this offering is based on                  Class A ordinary shares to be outstanding after the completion of this offering. The percentages assume no exercise by the underwriters of their over-allotment option to purchase additional Class A ordinary shares.

As of July 9, 2021, to our knowledge, 44 U.S. record holders held approximately 30.9% of our ordinary shares.

	Shares Beneficially Owned Prior to the Offering						Shares Beneficially Owned after the Offering
Shareholder	Class A Ordinary Shares	%	Class B Voting Rights Shares	%	% of Total Voting Power Prior to the Offering	Class A Ordinary Shares‡	%	Class B Voting Rights Shares	%	% of Total Voting Power After the Offering
Selling Shareholders:
David Allemann	6,906,250	2.8%	98,062,500	28.4%	17.7%
Caspar Coppetti	6,281,250	2.5%	104,312,500	30.2%	18.6%
Olivier Bernhard	7,965,000	3.2%	110,562,500	32.0%	20.0%
Martin Hoffmann	3,395,000	1.4%	16,250,000	4.7%	3.3%
Marc Maurer	3,563,750	1.4%	16,250,000	4.7%	3.3%
5% or Greater Shareholders:
Point Break Capital LP(1)	63,206,250	25.4%	—	—%	10.6%
Entities associated with Stripes(2)	30,906,250	12.4%	—	—%	5.2%
HH OAG Holdings HK Limited(3)	15,073,750	6.1%	—	—%	2.5%
Other Directors:
Alex Perez(4)	68,776,250	27.7%	—	—%	11.6%
Kenneth A. Fox(5)	30,960,000	12.5%	—	—%	5.2%
Director Nominee:
Amy Banse	—	—%	—	—%	—%
All directors, director nominees and executive officers as a group (eight persons)	127,847,500	51.4%	345,437,500	100.0%	79.7%

*	Represents beneficial ownership or outstanding total voting power, as applicable, of less than 1%.

†

Percentage of total voting power represents voting power with respect to all our Class A ordinary shares and Class B voting rights shares, as a single class. Holders of our Class A ordinary shares and holders of Class B voting rights shares are each entitled to one vote per share. Since the par value of the Class B voting rights shares is ten times lower than the par value of the Class A ordinary shares, on a capital-invested basis, each Class B voting rights share has ten times the voting power of each Class A ordinary share. See “Description of Share Capital and Articles of Association.”

‡	Excludes shares that any executive officer, director or director nominee may purchase in the directed share program. See “Underwriting—Directed Share Program.”

(1)

Point Break Capital Management LLC (“Point Break”) is the investment manager of Point Break Capital LP (the “Point Break Fund”), and holds voting and investment power over the Point Break Fund’s investments. Alex Perez, a member of On’s board of directors, the sole owner of Point Break and a member of the board of directors of the general partner of the Point Break Fund, holds voting and investment power over Point Break and ultimately over the shares of On held by the Point Break Fund. The address for Alex Perez and Point Break is c/o Point Break Capital Management LLC, 3550 Biscayne Blvd., Suite 600, Miami, FL 33137.

(2)

Consists of (i) 15,102,500 Class A ordinary shares held by Stripes III, LP, (ii) 15,102,500 Class A ordinary shares held by Stripes IV, LP and (iii) 701,250 Class A ordinary shares held by Stripes Secondary Holding I LP. Stripes III, LP is controlled by its general partner Stripes GP III, LLC. Stripes IV, LP is controlled by its general partner Stripes GP IV, LLC. Stripes Holdings, LLC controls and is the managing member of Stripes GP III, LLC and Stripes GP IV, LLC. Stripes Secondary Holdings I, LP is controlled by its general partner Stripes Secondary Holdings GP I, LLC. Stripes Secondary Holdings GP I, LLC is controlled by Stripes GP III, LLC and Stripes GP IV, LLC. Stripes GP III, LLC and Stripes GP IV, LLC are controlled by Stripes Holdings, LLC. Kenneth A. Fox, a member of our board of directors, controls Stripes Holdings LLC and has sole voting and dispositive power over such shares. The address for the Stripes entities is c/o Stripes, LLC, 402 West 13th St. New York, NY 10014.

(3)

HH OAG Holdings HK Limited is incorporated in Hong Kong and is wholly owned by Hillhouse Fund IV, L.P. Hillhouse Investment Management, Ltd. (“HIM”) acts as the sole management company of Hillhouse Fund IV, L.P. Mr. Lei Zhang may be deemed to have controlling power over HIM. Mr. Lei Zhang disclaims beneficial ownership of all of the shares held by HH OAG Holdings HK Limited, except to the extent of his pecuniary interest therein. The registered address of HH OAG Holdings HK Limited is Unit 1001, 10/F, Infinitus Plaza, 199 Des Voeux Road Central, Hong Kong.

(4)	Consists of (i) the Class A ordinary shares identified in footnote (1) above and (ii) 5,570,000 Class A ordinary shares held by Mr. Perez in his capacity as a member of the board of directors.

(5)	Consists of (i) the Class A ordinary shares identified in footnote (2) above and (ii) 53,750 Class A ordinary shares held by Mr. Fox in his capacity as a member of the board of directors.

RELATED PARTY TRANSACTIONS

The following is a description of certain related party transactions we have entered into since January 1, 2018 with any of our executive officers, directors, director nominees or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Management.” Share amounts in this section do not give effect to the Share Capital Reorganization.

February 2020 Ordinary Share Capital Increase

In February 2020, we sold 1,628 common registered shares at a price per share of CHF 8,884, for an aggregate purchase price of CHF 14.5 million in private placements to certain of our shareholders. The table below sets forth the number of our common registered shares purchased by our executive officers, directors, holders of more than 5% of our share capital and their affiliated entities or immediate family members. The common registered shares were subsequently converted to Class A ordinary shares. Please see “Description of Share Capital and Articles of Association” for additional information.

Participants	Number of Common Registered Shares Purchased	Aggregate Purchase Price
Point Break Capital LP(1)	861	7,649,124
HH OAG Holding HK Ltd(2)	767	6,814,028

(1)	Point Break Capital LP beneficially owns more than 5% of our outstanding capital stock. Alex Perez, who is a member of our board of directors, is affiliated with Point Break Capital LP.
(2)	HH OAG Holding HK Ltd beneficially owns more than 5% of our outstanding capital stock.

Related Party Transaction Policy

In connection with this offering, we have adopted a new related person transaction policy. Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Employment Agreements

We expect to enter into employment agreements with certain of our executive officers in connection with this offering. See “Management.”

Indemnification Agreements

We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements and our amended and restated articles of association require us to indemnify our executive officers and directors to the fullest extent permitted by law.

Shareholders’ Agreement

We expect to enter into a shareholders’ agreement with our extended founder team in connection with this offering. See “Description of Share Capital and Articles of Association—Shareholders’ Agreement.”

Directed Share Program

At our request, the underwriters have reserved         % of the Class A ordinary shares offered by this prospectus for sale, at the initial public offering price, to certain of our directors and officers, employees, business partners, retail partners and related persons. Except for reserved shares purchased by our executive officers and directors, these reserved Class A ordinary shares will not be subject to lock-up restrictions. We do not currently know the extent to which these related persons will participate in the Directed Share Program, if at all, but the number of Class A ordinary shares available for sale to the general public will be reduced to the extent these related persons purchase such reserved Class A ordinary shares. Any reserved Class A ordinary shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other Class A ordinary shares offered by this prospectus. See “Underwriting—Directed Share Program.”

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

General

We are incorporated as a corporation (Aktiengesellschaft) under the laws of Switzerland and our affairs are governed by the provisions of our articles of association, as amended and restated from time to time, our organizational regulations and by the provisions of applicable Swiss law.

As provided in our articles of association, subject to Swiss law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is Pfingstweidstrasse 106, 8005 Zürich, Switzerland.

We have applied to list our Class A ordinary shares on the NYSE under the symbol “ONON.”

Initial settlement of our Class A ordinary shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning Class A ordinary shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A ordinary shares.

On June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss corporate law. Most importantly, the legislative reform addresses, among other topics, (i) the modernization and increased flexibility for a stock corporation’s capital base, (ii) corporate governance and executive compensation matters, (iii) the strengthening of shareholder rights and the protection of minorities, (iv) measures related to financial distress and restructuring and (v) certain socio-political topics, including gender representation and disclosure requirements for companies active in the raw materials sector. Other than with respect to the new rules on gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, entered into force on January 1, 2021, the effective date of the new legislation has not yet been announced; it is not expected to come into force before 2023 (with certain transitional periods as provided for therein). While our articles of association already address, where possible, certain of the new provisions of Swiss corporate law (in particular with respect to our shareholders’ rights to request extraordinary shareholders’ meetings or the inclusion of specific agenda items), certain sub-sections discussed in more detail below will be subject to the changes and modifications pursuant to this new legislation.

The following is a summary of the material provisions of our share capital and our articles of association.

Share Capital

Issued Share Capital

As of August 19, 2021, 270,740,000 Class A ordinary shares were issued and registered with the commercial registry, thereof 245,740,000 Class A Ordinary shares were outstanding, and 345,437,500 Class B voting rights shares were issued, fully paid and outstanding. Upon the completion of this offering, we will have                Class A ordinary shares issued and outstanding, assuming the underwriters do not elect to exercise their over-allotment for additional Class A ordinary shares, and we will have 345,437,500 Class B voting rights shares issued and outstanding.

For information regarding the ownership of our Class A ordinary shares and Class B voting rights shares, see “Principal and Selling Shareholders.” Holders of our Class A ordinary shares who are nonresidents of Switzerland may freely hold and vote their shares.

Dual Share Class Structure

Our articles of association provide for two share classes, Class A ordinary shares with a par value of CHF 0.10 each and Class B voting rights shares with a par value of CHF 0.01 each. Because each of our shares carries one vote in our general meeting of shareholders, irrespective of the par value of the shares, Class B voting rights shares provide for ten times the voting power of Class A ordinary shares for each CHF of capital invested in the Company.

Class B voting rights shares are subject to transfer restrictions both under our articles of association as well as under the shareholders’ agreement between the extended founder team and the Company (see “—Shareholders’ Agreement”). Pursuant to the shareholders’ agreement, Class B voting rights shares will only be transferable among members of the extended founder team or trusts, non-profit or other corporations or partnerships controlled by them (a “founder family entity”).

If a member of the extended founder team wishes to sell Class B voting rights shares to any person or entity other than a member of the extended founder team or a founder family entity, the members of the extended founder team will be required to first vote for the conversion of the relevant number of Class B voting rights shares into Class A ordinary shares. Under Swiss law, any such conversion requires approval of a general meeting of shareholders and a corresponding amendment of the articles of association.

Pursuant to the terms of the shareholders’ agreement, the members of the extended founder team will be required to vote for the conversion of all the Class B voting rights shares into Class A ordinary shares upon the occurrence of any of the following events, which we refer to as the “general sunset events”:

•	the extended founder team ceases to hold at least 65% of the aggregate number of Class B voting rights shares held by them immediately following this offering; or

•	fewer than two of the initial holders of Class B voting rights shares continue to hold Class B voting rights shares.

In addition to the general sunset events, the shareholders’ agreement will include additional restrictions that apply individually to each member of the extended founder team (see “—Shareholders’ Agreement”). In particular, the shareholders’ agreement will also provide for “individual sunset events,” which include the following events:

•	an individual member of the extended founder team ceases to hold at least 65% of the number of Class B voting rights shares held by such individual immediately following this offering;

•	a member of the extended founder team is no longer acting as a member of the executive committee of the Company or serving in an advisory role with the Company or its controlled affiliates;

•

a member of the extended founder team is subject to a final non-appealable conviction for fraud, theft, misappropriation and/or criminal mismanagement against the Company and/or its controlled affiliates; and

•

a member of the extended founder team dies or is incapacitated in a manner that causes such member to permanently, but not temporarily, be unable to exercise such member’s function as an executive or board member.

In each case, such member (or such member’s heirs) will be required to offer his Class B voting rights shares for sale to the other members of the extended founder team or request conversion of the Class B voting rights shares into Class A ordinary shares. See “—Shareholders’ Agreement.”

Conversion of Class B voting rights shares into Class A ordinary shares requires approval at a general meeting of shareholders. If such conversion is approved, ten (10) Class B voting rights shares will be converted into one (1) Class A ordinary shares. The conversion ratio is strictly based on the different par value of the shares and there will be no separate consideration for the increased voting right power of the Class B voting rights shares.

No additional Class B voting rights shares may be issued after this offering except (i) in connection with a share split or share dividend on the Class B voting rights shares in which the Class A ordinary shares is similarly split or receives a similar dividend, or (ii) to members of the extended founder team under the Company’s equity participation and incentive plans described elsewhere in this prospectus or which may be adopted following the offering.

The Class B voting rights shares are not being registered as part of this offering.

Shareholders’ Agreement

The Company and the extended founder team will enter into a shareholders’ agreement in connection with this offering which is expected to become effective upon the listing of our Class A ordinary shares on the NYSE. Pursuant to the terms of the shareholders’ agreement, the members of our extended founder team will agree to vote together on those matters that will be put for a vote in our shareholders’ meetings. In particular, if with regard to a specific matter at least 50% or more of the extended founder team and the simple majority of the voting rights of the extended founder team represented at the meeting of the extended founder team resolve to vote in a specific manner, each member of the extended founder team would be required to vote at the shareholders’ meeting on such matter accordingly. If at the meeting of the extended founder team no such quorum is reached, the extended founder team would be required to vote (i) for the motions of the board of directors of the Company at the shareholders’ meeting as set forth in the invitation to such meeting, or (ii) if a motion is requested by a shareholder, according to the recommendations of the board of directors (except for elections to the board of directors, as to which the extended founder team may vote individually).

Moreover, pursuant to the terms of the shareholders’ agreement, the members of the extended founder team will be required to vote for a conversion of all Class B voting rights shares into Class A ordinary shares upon the occurrence of any of the following events, which we refer to as the “general sunset events”:

•	the extended founder team ceases to hold at least 65% of the aggregate number of Class B voting rights shares held by them immediately following this offering; or

•	fewer than two of the initial holders of Class B voting rights shares continue to hold Class B voting rights shares.

In addition to the general sunset events, the shareholders’ agreement will include additional restrictions that apply individually to each member of the extended founder team. In particular, the shareholders’ agreement will also provide for “individual sunset events,” which include the following events:

•	an individual member of the extended founder team ceases to hold at least 65% of the number of Class B voting rights shares held by such individual immediately following this offering;

•

a member of the extended founder team is subject to a final non-appealable conviction for fraud, theft, misappropriation and/or criminal mismanagement against the Company and/or its controlled affiliates; and

•

a member of the extended founder team dies or is incapacitated in a manner that causes such member to permanently, but not temporarily, be unable to exercise such member’s function as an executive or board member.

In each case, such member (or such member’s heirs) will be required to offer his Class B voting rights shares for sale to the other members of the extended founder team or request conversion of the Class B voting rights shares into Class A ordinary shares.

The shareholders’ agreement provides that as long as a co-founder continues to hold at least 65% of the number of Class B voting rights shares held immediately following this offering, such co-founder shall be entitled to a seat on the board of directors of the Company and that the members of the extended founder team undertake to vote for such co-founder’s election or re-election (as applicable) to the board of directors of the Company, subject to limited exceptions, including in the case of certain criminal convictions.

In addition, the shareholders’ agreement also provides members of our extended founder team with a right of first refusal to purchase shares of Class B voting rights shares that are intended to be sold or transferred by other members of our extended founder team, subject to certain exceptions.

Conversion of Class B voting rights shares into Class A ordinary shares requires approval at a general meeting of shareholders. If such conversion is approved, ten (10) Class B voting rights shares will be converted into one (1) Class A ordinary shares. The conversion ratio is strictly based on the different par value of the shares and there will be no separate consideration for the increased voting right power of the Class B voting rights shares. If the conversion is not approved at the general meeting of shareholders, the holder of the Class B voting rights shares may sell such shares to any third party (subject to compliance with applicable law).

As of the date hereof, all of our current shareholders are subject to a shareholders’ agreement, which primarily governs transfer restrictions, rights of first refusal and similar transfer-related matters of our shares. Such agreement will be terminated upon the closing of this offering. See “—Share Capital—Dual Share Class Structure.”

Articles of Association

Prior to the closing of this offering, we intend to adopt amended and restated articles of association, which will become effective upon the registration of the amended and restated articles of association with the Commercial Register. When we refer to our articles of association in this section, we refer to our amended and restated articles of association as they will be in effect upon the closing of this offering.

Ordinary Capital Increase, Authorized and Conditional Share Capital

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months of the respective general meeting in order to become effective. Under our articles of association and Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the voting rights represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive subscription rights or advance subscription rights are limited or withdrawn, or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.

Furthermore, under the Swiss Code of Obligations (the “CO”), our shareholders, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may authorize our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of existing the share capital registered in the Commercial Register in the form of:

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conditional share capital (bedingtes Aktienkapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or to our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights); and/or

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authorized share capital (genehmigtes Aktienkapital) to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

Pre-Emptive and Advance Subscription Rights

Pursuant to the CO, shareholders have pre-emptive subscription rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of such conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the voting rights represented and the absolute majority of the par value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive subscription rights and/or advance subscription rights in certain circumstances.

If pre-emptive subscription rights are granted, but not exercised, the board of directors may allocate the unexercised pre-emptive subscription rights at its discretion.

Our Authorized Share Capital

Authorized Share Capital for Class A Ordinary Shares

Under our articles of association, our board of directors is authorized at any time prior to August 19, 2023, including to prevent takeovers and changes in control, to increase our nominal share capital by a maximum aggregate amount of CHF 2,500,000 through the issuance of not more than 25,000,000 Class A ordinary shares, which would have to be fully paid-in, each with a par value of CHF 0.10.

Increases in partial amounts are permitted. The board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.

With respect to this authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive subscription rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are issued under the following circumstances:

•	if the issue price of the new registered shares is determined by reference to the market price;

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for the acquisition of companies, part(s) of companies or participations, or for the financing or refinancing of any of such transactions or the financing of new investment projects of the Company or any of its group companies, including the acquisition of products, intellectual property or licenses;

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for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges;

•	for purposes of granting an over-allotment option or an option to purchase additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s);

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for the participation of members of the board of directors, members of the executive committee, employees, contractors, consultants, or other persons performing services for the benefit of, the Company or any of its group companies; or

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for raising of capital (including private placements) in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the statutory pre-emptive subscription rights of existing shareholders.

The above authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase our share capital with authorized share capital lapses without having been used by the board of directors, the authorization to withdraw or to limit the pre-emptive subscription rights lapses simultaneously with such capital.

Authorized Share Capital for Class B Voting Rights Shares

Further, under our articles of association, our board of directors is authorized at any time prior to August 19, 2023, to increase our nominal share capital by a maximum aggregate amount of CHF 158,125 through the issuance of not more than 15,812,500 Class B voting rights shares, which would have to be fully paid-in, each with a par value of CHF 0.01.

Increases in partial amounts are permitted. The board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.

With respect to this authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive subscription rights of shareholders, and to allocate them to third parties or to us, for the participation of members of the board of directors or members of the executive committee of the Company or any of its group companies.

New Class B voting rights shares issued under this authorization will be subject to the applicable transfer restrictions under our articles of association.

The above authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase our share capital with authorized share capital lapses without having been used by the board of directors, the authorization to withdraw or to limit the pre-emptive subscription rights lapses simultaneously with such capital.

Authorized Share Capital for the Initial Public Offering (including for the Over-allotment Option)

Moreover and in connection with the initial public offering, our board of directors is authorized under our articles of association at any time prior to August 19, 2023, to increase our nominal share capital by a maximum aggregate amount of CHF 4,375,000 through the issuance of not more than 43,750,000 Class A ordinary shares, which would have to be fully paid-in, each with a par value of CHF 0.10.

Increases (i) through a firm underwriting by a bank, a bank syndicate or third parties and a subsequent offer to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been with-drawn or have not been duly exercised), and (ii) in partial amounts are permissible. The board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.

With respect to this authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive subscription rights of shareholders, and to allocate them to third parties or to the Company, in connection with the initial public offering and listing of the Company’s shares, or for purposes of granting an over-allotment option in connection with the initial public offering.

This authorization may only be used to issue new Class A ordinary shares (without granting subscription rights to the existing shareholders) in connection with this initial public offering, including the underwriters option to purchase up to                  additional Class A ordinary shares at the public offering price.

Our Conditional Share Capital

Our nominal share capital of the company may be increased by the maximum amount of CHF 1,250,000 by issuing up to 12,500,000 fully paid-up Class A ordinary shares, upon exercise of rights that are given to members of the board of directors or independent consultants, service partners or sales agents of the Company or of affiliated companies.

With respect to the issuance of new shares out of our conditional capital, the shareholders’ statutory advance subscription rights are excluded. The acquisition of Class A ordinary shares through the exercise of option rights and the further transfer of registered shares is subject to the applicable transfer restrictions under our articles of association.

Form of Shares

Our shares are in the form of uncertificated securities (Wertrechte) within the meaning of Article 973c of the CO. In accordance with Article 973c of the CO, we will maintain a non-public register of uncertificated securities (Wertrechtebuch). Following entry in the share register, a shareholder may at any time request from us a written confirmation regarding his or her shares. Shareholders are not entitled, however, to request the conversion and/or printing and delivery of share certificates.

General Meeting of Shareholders

Ordinary/Extraordinary Meetings, Powers

The general meeting of shareholders is our supreme corporate body. Under Swiss law, an annual general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this generally means on or before June 30. In addition, extraordinary general meetings of shareholders may be held.

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending the articles of association, including changing the company’s purpose or domicile;

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electing and de-selection of the members of the board of directors, the co-chairmen of the board of directors, the members of the nomination and compensation committee, the auditors and the independent proxy;

•	approving the business report, the annual statutory and consolidated financial statements and determining the allocation of profits shown on the balance sheet, in particular with regard to dividends;

•	approving the aggregate amount of compensation for the members of the board of directors and the executive committee;

•	discharging the members of the board of directors and the executive committee from liability with respect to their conduct of business; and

•	deciding matters reserved for the general meeting of shareholders by law or the articles of association or submitted by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or the general meeting of shareholders or, under certain circumstances, by a company’s auditor, liquidator or the representatives of bondholders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 5% of the share capital or of the voting rights of our share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our stand-alone annual statutory balance sheet, half of our share capital and reserves are not covered by our assets.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of voting rights represented at the general meeting of shareholders, unless otherwise stipulated by law or our articles of association.

Under Swiss law and our articles of association, a resolution of the general meeting of the shareholders passed by two-thirds of the voting rights represented at the meeting and the absolute majority of the par value of the shares represented is required for:

•	amending the Company’s corporate purpose;

•	creating or cancelling of voting right shares;

•	cancelling or amending the transfer restrictions of shares;

•	creating authorized or conditional share capital;

•	increasing share capital out of equity, against contributions in-kind or for the purpose of acquiring specific assets and granting specific benefits;

•	limiting or withdrawing shareholders’ pre-emptive subscription rights;

•	changing the Company’s registered office;

•	dissolving or liquidating the Company;

•	delisting of the shares; and

•	introduction of a statutory arbitration clause.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of October 3, 2003, as amended (the “Swiss Merger Act”). See “—Articles of Association—Compulsory Acquisitions; Appraisal Rights.”

In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.

Notice

General meetings of shareholders must be convened by the board of directors at least 20 days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by ordinary mail or e-mail. The notice of a general meeting of shareholders must state the items on the agenda, the motions to be decided by the shareholders and, in case of elections, the names of the nominated candidates. A resolution on a matter that is not on the agenda may not be passed at a general meeting of shareholders, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special investigation, regarding which the general meeting of shareholders may vote at any time. No previous notification is required for motions concerning items included in the agenda or for debates that do not result in a vote.

All of the owners or representatives of our shares may, if no objection is raised, hold a general meeting of shareholders without complying with the formal requirements for convening general meetings of shareholders (a universal meeting). This universal meeting of shareholders may discuss and pass binding resolutions on all matters within the purview of the general meeting of shareholders, provided that the owners or representatives of all the shares are present at the meeting.

Agenda Requests

Pursuant to Swiss law and our articles of association, one or more shareholders whose combined shareholdings represent 0.5% of the voting rights or of our share capital may request that an item be included in the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be in writing and must be received by us at least 45 calendar days in advance of the meeting.

Our business report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the general meeting of shareholders. Shareholders of record may be notified of this in writing.

Voting Rights

Each of our shares entitles a holder to one vote in the general meeting of the shareholders, irrespective of par value of such shares. Our shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in the share register prior to the applicable cut-off date to be determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), by its legal representative or by a third party, who does not need to be a shareholder, with written authorization to act as proxy. The chairman of the general meeting of the shareholders has the power to decide whether to recognize a power of attorney.

Transfer of Shares

Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. Shares or the beneficial interest in shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules.

Voting rights may be exercised only after a shareholder has been entered in the share register with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. For a discussion of the restrictions applicable to the control and exercise of voting rights, see “—Articles of Association—Voting Rights.”

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect the share register with respect to his or her own shares and otherwise to the extent necessary to exercise his or her shareholder rights. No other person has a right to inspect the share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets and other legitimate interests. See “Comparison of Swiss Corporate Law and U.S. Corporate Law—Inspection of books and records.”

Special Investigation

If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court at our registered office (currently Zurich, Canton of Zurich, Switzerland) to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of our share capital or holders of shares in an aggregate par value of at least CHF 2,000,000 (in connection with the ongoing Swiss corporate law reform, such threshold will be lowered to 5% of the voting rights) may request that the court appoint a special examiner. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive committee infringed the law or our articles of association and thereby caused damages to the Company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Shareholders’ Rights to Bring Actions for the Benefit of the Company

According to the CO, an individual shareholder may bring an action, in its own name and for the benefit of the Company, against the Company’s directors, officers or liquidators for the recovery of any losses we have suffered as a result of the intentional or negligent breach by such directors, officers or liquidators of their duties.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented.

If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such a transaction.

Swiss corporations may be acquired by an acquirer through the direct acquisition of the shares of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger with the approval of holders of 90% of the issued shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request a competent court to determine a reasonable amount of compensation.

In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require the approval of two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	a core part of our business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	our assets, after the divestment, are not invested in accordance with our corporate purpose as set forth in the articles of association; and

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the proceeds of the divestment are not earmarked for reinvestment in accordance with our corporate purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our corporate purpose.

A shareholder of a Swiss corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that the shareholder receives the fair value of the shares held by the shareholder. Following a statutory merger or demerger, pursuant to the Swiss Merger Act, shareholders can file an appraisal action against the surviving company. The action must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce. The filing of the action will not prevent completion of the merger or demerger. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

Board of Directors

Our articles of association provide that the board of directors shall consist of at least three members.

The members of the board of directors and the co-chairmen are elected annually by the general meeting of shareholders for a period until the completion of the subsequent annual general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually.

Powers

The board of directors has the following non-delegable and inalienable powers and duties:

•	the ultimate direction of the business of the Company and issuing of the relevant directives;

•	determining the organization of the Company;

•	formulating accounting procedures, financial controls and financial planning;

•	nominating and removing persons entrusted with the management and representation of the Company and regulating the power to sign for the Company;

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the ultimate supervision of those persons entrusted with the management of the Company, with particular regard to adherence to law, our articles of association, and regulations and directives of the Company;

•	issuing the business report and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions;

•	the non-transferable and inalienable powers and duties of the board of directors pursuant to the Swiss Merger Act; and

•	informing the court in case of over-indebtedness.

The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, committees or to third parties (such as executive officers) who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law and our articles of association, details of the delegation and other procedural rules such as quorum requirements have been set in the organizational rules established by the board of directors.

Indemnification of Executive Officers and Directors

Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of the board of directors and the executive committee and their heirs, executors and administrators against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to our directors and executive officers to the extent not included in insurance coverage or advanced by third parties.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer. See “Comparison of Swiss Corporate Law and U.S. Corporate Law—Indemnification of directors and executive officers and limitation of liability.”

Conflict of Interest, Management Transactions

Swiss law does not have a general provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive officers to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive officers. This rule is generally understood to disqualify directors and executive officers from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breaches of these obligations. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and in certain circumstances, the Company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person related to any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.

If in connection with the entering into a contract (except relating to daily business matters for a value of up to CHF 1,000) we are represented by the person with whom we are entering into the contract with, such contract must be in writing.

Principles of the Compensation of the Board of Directors and the Executive Committee

Pursuant to Swiss law, beginning at our first annual general meeting as a public company in 2022, our shareholders must annually approve the aggregate amount of compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with the management (which we refer to as our “executive board”) of the Company. All of our executive officers named in the section of this prospectus titled “Management” are deemed to be members of our executive board.

The board of directors must issue, on an annual basis, a written compensation report that must be reviewed by our auditors. The compensation report must disclose all compensation granted by the Company, directly or indirectly, to current members of the board of directors and the executive committee and, to the extent related to their former role within the Company or not on customary market terms, to former members of the board of directors and former executive officers.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the board of directors and the executive committee, respectively, as well as the particular amount for each member of the board of directors and for the highest-paid executive officer, specifying the name and function of each of these persons.

We are prohibited from granting certain forms of compensation to members of our board of directors and executive committee, such as:

•	severance payments (compensation due until the termination of a contractual relationship does not qualify as severance payment);

•	advance compensation;

•	incentive fees for the acquisition or transfer of companies, or parts thereof, by the Company or by companies being directly or indirectly controlled by us;

•	loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and

•	equity-based compensation not provided for in the articles of association.

Compensation to members of the board of directors and the executive board for activities in entities that are directly or indirectly controlled by the Company is prohibited if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the Company’s articles of association do not provide for it or (iii) the compensation has not been approved by the general meeting of shareholders.

Beginning in 2022, the general meeting of shareholders will annually vote on the proposals of the board of directors with respect to:

•	the maximum aggregate amount of compensation of the board of directors for the term of office until the next annual general meeting of shareholders;

•	the maximum aggregate amount of fixed compensation of the executive board (including our executive directors) for the following financial year; and

•	the maximum aggregate amount of variable compensation of the executive board (including our executive directors) for the current financial year.

The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.

If at the general meeting of shareholders the shareholders do not approve a compensation proposal of the board of directors, the board of directors must prepare a new proposal, taking into account all relevant factors, and submit the new proposal for approval by the same general meeting of shareholders at a subsequent extraordinary general meeting of shareholders or the next annual general meeting of shareholders.

In addition to fixed compensation, members executive board (including executive directors) may be paid variable compensation depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in kind or in the form of cash, shares, financial instruments or other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions.

Dividends

Our board of directors may propose to shareholders that a dividend or other distribution be paid, but cannot itself authorize distributions. Dividend payments require a resolution passed by an absolute majority of the voting rights represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.

Under Swiss law, we may pay dividends only if we have sufficient distributable profits from the previous business year or have brought forward profits from previous business years, or if we have distributable reserves, each as evidenced by the Company’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and by the articles of association have been deducted. We are not permitted to pay interim dividends out of the current business year’s profits. Dividends are paid to shareholders in proportion to the par value of the relevant shares held.

Distributable reserves are generally booked either as “free reserves” or as “reserve from capital contributions.” Under the CO, if our general reserves amount to less than 20% of our share capital recorded in the Commercial Register (i.e., 20% of the aggregate par value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. In addition, if our general reserves amount to less than 50% of our share capital recorded in the Commercial Register, 10% of the amounts distributed beyond payment of a dividend of 5% must be retained as general reserves. The CO permits us to accrue additional general reserves. Furthermore, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves, which are not distributable.

Distributions out of issued share capital (i.e., the aggregate par value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in our share capital recorded in the Commercial Register. Our share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new, fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of our share capital may be implemented only after expiration of this time limit.

Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at the annual general meeting of shareholders to pay dividends in quarterly or other installments.

We may not make any dividend or distribution to any holder of either class of shares unless simultaneously with such dividend or distribution we make the same dividend or distribution (adjusted only pro rata to the par value of the relevant shares) with respect to each outstanding share of the other class of shares. In the case of a dividend or other distribution payable in shares of a class of ordinary shares, including distributions pursuant to share splits or divisions of ordinary shares, only Class A ordinary shares may be distributed with respect to Class A ordinary shares and only Class B voting shares may be distributed with respect to Class B voting rights shares.

For a discussion of the taxation of dividends, see “Taxation—Swiss Tax Considerations—Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax.”

Borrowing Powers

Neither Swiss law nor our articles of association restrict our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The CO limits our ability to repurchase and hold our own shares. We and our subsidiaries may repurchase shares only to the extent that (i) we have freely distributable reserves in the amount of the purchase price; and (ii) the aggregate par value of all shares held by us does not exceed 10% of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive subscription rights in the case of share capital increases.

In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may, subject to applicable law, purchase and sell our own shares from time to time in order to meet imbalances of supply and demand, to provide liquidity and to balance variances in the market price of shares.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading, or the Financial Market Infrastructure Act (the “FMIA”), do not apply to us since our shares are not listed on a Swiss exchange.

Pursuant to Article 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their statutory annual financial statements, to the extent that this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than 5% of all voting rights.

Mandatory Bid Rules

The obligation of any person or group of persons that acquires more than one third of a company’s voting rights to submit a cash offer for all the outstanding listed equity securities of the relevant company at a minimum price pursuant to the FMIA does not apply to us since our shares are not listed on a Swiss exchange.

Transfer Agent and Registrar of Shares

Our share register will initially be kept by Computershare Trust Company, N.A., which acts as transfer agent and registrar. The share register reflects only holders of record of our ordinary shares, usufructuaries therein and/or nominees subject to the limitations set forth in Article 5 of our articles of association. See “—Voting Rights” for further information. Swiss law does not recognize fractional share interests.

COMPARISON OF SWISS CORPORATE LAW AND U.S. CORPORATE LAW

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Obligationenrecht) and the Swiss Ordinance against excessive compensation in listed stock corporations applicable to our Company and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, please refer to the Delaware General Corporation Law, Swiss law, and our governing articles of association, organizational regulations, and committee charters (in each case as in effect immediately following the first day of trading).

On June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss corporate law. Most relevantly, the legislative reform addresses, among other topics, (i) the modernization and increased flexibility for a stock corporation’s capital base, (ii) corporate governance and executive compensation matters, (iii) the strengthening of shareholder rights and the protection of minorities, (iv) financial distress/restructuring measures and (v) certain sociopolitical topics (e.g., gender representation and disclosure requirements for companies active in the raw materials sector). Other than with respect to the new rules on gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, entered into force on January 1, 2021, the effective date of the new legislation has not yet been announced; it is not expected to come into force before 2022 (with certain transitional periods as provided for therein). While our articles of association already address, where possible, certain of the new provisions of Swiss corporate law (in particular with respect to our shareholders’ rights to request extraordinary shareholders’ meetings or the inclusion of specific agenda items), certain sub-sections discussed in more detail below will be subject to the changes and modifications pursuant to this new legislation.

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Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock, without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a demerger of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the par value of shares represented at such general meeting of shareholders. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act (Fusionsgesetz) can file a lawsuit against the surviving company. If the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that if the merger agreement provides only for a compensation payment, at least 90.0% of all members in the transferring legal entity, who are entitled to vote, shall approve the merger agreement.

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Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of their duties and claim the payment of the company’s losses or damages to the corporation and, in some cases, to the individual shareholder. Likewise, an appraisal lawsuit won by a shareholder may indirectly compensate all shareholders. Only to the extent that U.S. laws and regulations provide a basis for liability and U.S. courts have jurisdiction, a class action may be available.

Under Swiss law, the winning party is generally entitled to recover a limited amount of attorneys’ fees incurred in connection with such action. The court has discretion to permit the shareholder who lost the lawsuit to recover attorneys’ fees incurred to the extent that he acted in good faith.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften), the general meeting of shareholders has the non-transferable right, amongst others, to vote separately and bindingly on the aggregate amount of compensation of the members of the board of directors, of the executive board and of the advisory boards.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The general meeting of shareholders elects the members of the board of directors, the (co-)chairperson(s) of the board of directors and the members of the compensation committee individually and annually for a term of office until the end of the following general meeting of shareholders. Re-election is possible.

Terms of office until the next ordinary general meeting of shareholders are mandatory under Swiss law for listed companies. Classified boards are therefore not permitted.

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision	Under Swiss corporate law, an indemnification by the corporation of a director or member of the executive

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eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

•  any breach of a director’s duty of loyalty to the corporation or its shareholders;

•  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•  statutory liability for unlawful payment of dividends or unlawful share purchase or redemption; or

•  any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•  by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•  by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•  by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•  by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent committee in relation to potential personal liability is not effective to the extent the director or member of the executive committee intentionally or grossly negligently violated his or her corporate duties towards the corporation. Furthermore, the general meeting of shareholders may discharge (release) the directors and members of the executive committee from liability for their conduct to the extent the respective facts are known to shareholders. Such discharge is effective only with respect to claims of the company and of those shareholders who approved the discharge or who have since acquired their shares in full knowledge of the discharge. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

The articles of association of a Swiss corporation may also set forth that the corporation shall indemnify and hold harmless, to the extent permitted by the law, the directors and executive managers out of assets of the corporation against threatened, pending or completed actions. Our articles of association (as in effect on the first day of trading) provide for such indemnification.

Also, a corporation may enter into and pay for directors’ and officers’ liability insurance, which may cover negligent acts as well.

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that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•  the duty of care; and

•  the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

The board of directors of a Swiss corporation manages the business of the corporation, unless responsibility for such management has been duly delegated to the executive board based on organizational regulations. However, there are several non-transferable duties of the board of directors:

•  the overall management of the corporation and the issuing of all necessary directives;

•  determination of the corporation’s organization;

•  the organization of the accounting, financial control and financial planning systems as required for management of the corporation;

•  the appointment and dismissal of persons entrusted with managing and representing the corporation;

•  overall supervision of the persons entrusted with managing the corporation, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

•  compilation of the annual report, preparation for the general meeting of the shareholders, the compensation report and implementation of its resolutions; and

•  notification of the court in the event that the company is over-indebted.

The members of the board of directors must perform their duties with all due diligence and safeguard the interests of the corporation in good faith. They must afford the shareholders equal treatment in equal circumstances.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under like circumstances

The duty of loyalty requires that a director safeguard the interests of the corporation and requires that directors act in the interest of the corporation and, if

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necessarily, put aside their own interests. If there is a risk of a conflict of interest, the board of directors must take appropriate measures to ensure that the interests of the company are duly taken into account.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

The Swiss Federal Supreme Court established a doctrine that restricts its review of a business decision if the decision has been taken following proper preparation, on an informed basis and without conflicts of interest.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents. The articles of association must allow for (independent) proxies to be present at a general meeting of shareholders. The instruction of such (independent) proxies may occur in writing or electronically.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. No resolution may be taken on proposals relating to the agenda items that were not duly notified. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights (as is the case in our articles of association, which already reflect lower thresholds as per the recent Swiss corporate law reform, see “Description of Share Capital and Articles of Association—Articles of Association—General Meeting of Shareholders”):

•  one or several shareholders together representing at least 10% of the share capital may request in writing that a general meeting of shareholders be called for specific agenda items and specific proposals; and

•  one or several shareholders together representing shares with a par value of at least CHF 1.0 million or 10% of the share capital, whichever is lower, may request in writing that an agenda item including a specific proposal be put on the agenda for a scheduled general

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meeting of shareholders, provided such request is made with appropriate lead time.

Any shareholder can propose candidates for election as directors or make other proposals within the scope of an agenda item without prior written notice.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the board of directors on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit, (iii) request that the general meeting of shareholders resolve to convene an extraordinary general meeting, or (iv) request that the general meeting of shareholders resolve to appoint an examiner to carry out a special examination (Sonderuntersuchung).

The Swiss corporate law reform that was passed by the Swiss parliament on June 19, 2020 (see “Description of Share Capital and Articles of Association—General”) will lower the above-mentioned thresholds for listed companies to 5% of the voting rights (with regards to the right to call a general meeting of shareholders) and 0.5% of the voting rights (with regards to the right of requesting the inclusion of an agenda item). Our articles of association (as in effect on the first day of trading) already reflect these lower thresholds.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the board of directors, (ii) the (co-)chairperson(s) of the board of directors, (iii) the members of the compensation committee, (iv) the election of the independent proxy for a term of office of one year (i.e., until the following annual general meeting of shareholders), as well as the vote on the aggregate amount of compensation of the members of the board of directors, of the executive committee and of the members of any advisory board, is mandatory for listed companies.

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Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by a majority of the voting rights represented at a general meeting of shareholders where a proposal for such removal was properly set on the agenda.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.	No such rule applies to a Swiss corporation.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

A dissolution of a Swiss corporation requires the approval by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the par value of shares represented at such general meeting of shareholders. The articles of association may increase the voting thresholds required for such a resolution.

Dissolution by law or court order is possible if, for example, a corporation becomes bankrupt.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid up par value of shares held. The articles of association may provide for different form of distribution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	The general meeting of shareholders of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by a majority of the shares represented at the general meeting of shareholders. Where a company has issued preference shares, further preference shares conferring preferential rights over the existing preference shares may be issued only with the consent of both a special meeting of the adversely affected holders of the existing preference shares and

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of a general meeting of all shareholders, unless otherwise provided in the articles of association.

Shares with preferential voting rights (such as our Class B voting rights shares) are not regarded as preference shares for these purposes.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

The articles of association of a Swiss corporation may be amended with a resolution passed by a majority of the voting rights represented at a general meeting of shareholders, unless otherwise provided in the articles of association.

There are a number of resolutions, such as an amendment of the stated purpose of the corporation, the introduction of authorized and conditional capital and the introduction of shares with preferential voting rights, that require the approval by two-thirds of the voting rights and an absolute majority of the par value of the shares represented at such general meeting of shareholders. The articles of association may increase these voting thresholds.

Subject to certain requirements, shareholders may submit a proposal to amend the articles of association to be voted on at a general meeting of shareholders.

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Under Swiss law, a shareholder may request to inspect a corporation’s minutes of general meetings of shareholders. A corporation’s annual report, compensation report and the auditors’ reports must be made available for inspection by shareholders at the corporation’s registered office at least 20 calendar days prior to each annual general meeting of shareholders. Shareholders registered in the share register of a corporation must be notified of the availability of these documents in writing. Any shareholder may request a copy of these reports in advance of, or after, the relevant annual general meeting of shareholders.

Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection. The information may be refused where providing it would jeopardize the corporation’s trade secrets or other interests warranting protection. A shareholder is only entitled to receive information to the extent required to exercise his or her rights as a shareholder, subject to the interests of the

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corporation. A shareholder’s right to inspect the share register is limited to the right to inspect his or her own entry in the share register.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

•  out of its surplus, or

•  in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Shareholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without shareholder approval.

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

Payments out of a Swiss corporation’s share capital (in other words, the aggregate par value of the corporation’s registered share capital) in the form of dividends are not allowed and may be made only by way of a share capital reduction. Dividends may be paid only from the profits of the previous business year or brought forward from previous business years or if the corporation has distributable reserves, each as evidenced by the corporation’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law, after allocations to reserves required by Swiss law and the articles of association have been deducted and the corporation’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the corporation’s articles of association.

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.	All creation of shares requires a shareholders’ resolution. The creation of authorized or contingent share capital requires at least two-thirds of the voting rights represented at the general meeting of shareholders and an absolute majority of the par value of shares represented at such meeting. The board of directors may issue shares out of the authorized share capital during a period of up to two years. Shares are created and issued out of conditional share capital through the exercise of options or of conversion rights that the board of director may grant in relation to, e.g., debt instruments or employees.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A ordinary shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have a total of                  Class A ordinary shares and                  Class B voting rights shares issued and outstanding, respectively. Of these shares, the                  Class A ordinary shares, or                  Class A ordinary shares if the underwriters exercise their over-allotment option in full, sold in this offering are Class A ordinary shares and will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                 Class A ordinary shares and the                 Class B voting rights shares will be “restricted securities,” as that phrase is defined in Rule 144, and are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. The Class B voting rights shares are subject to additional restrictions on transfer as set forth under “Description of Share Capital and Articles of Association.”

Rule 144

In general, a person who has beneficially owned our Class A ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned such ordinary shares for at least one year, then the requirement in clause (ii) will not apply to the sale.

Persons who have beneficially owned our Class A ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our Class A ordinary shares then outstanding, which will equal approximately                  Class A ordinary shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional Class A ordinary shares; or

•	the average weekly trading volume of our Class A ordinary shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.

Equity Incentive Plans

We may file one or more registration statements on Form S-8 under the Securities Act to register the Class A ordinary shares reserved for issuance under our Founders Plan, 2021 LTIP, 2020 LTIP, 2018 LTIP, 2018 LTPP and 2018 OEPP. Such registration statements would become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements and Market Stand-off Agreements

We, all of our directors and executive officers, and certain other holders of our Class A ordinary shares outstanding immediately prior to this offering have entered into lock-up agreements with the underwriters prior to the commencement of this offering, pursuant to which such person, with limited exceptions, for a period of                  days after the date of this prospectus, may not (and may not cause any of their direct or indirect affiliates to), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares (collectively with the Class A ordinary shares, the “lock-up securities”), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters. See “Underwriting—No Sales of Similar Securities.” After this offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the agreements described above.

In addition, certain other pre-IPO holders of our Class A ordinary shares and other equity instruments who have not entered into lock-up agreements with the underwriters are parties to a certain shareholders’ agreement containing market stand-off provisions, which provide that, to the extent requested by the Company or the underwriters, they will not, in accordance with the terms of such agreements, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares, or (ii) enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A ordinary shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A ordinary shares or such other securities, in cash or otherwise (other than to donees or partners of the shareholder of the Company who agree to be similarly bound) for a period of days after the date of this prospectus. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all shareholders of the Company subject to such agreements, based on the number of shares subject to such agreements. Additionally, the Company has agreed not to waive the market stand-off provisions without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters.

TAXATION

The following summary contains a description of certain Swiss and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class A ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class A ordinary shares. The summary is based upon the tax laws of and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Swiss Tax Considerations

Withholding Tax

Under present Swiss tax law, dividends due and similar cash or in-kind distributions made by the Company to a shareholder of Class A ordinary shares (including liquidation proceeds, bonus shares and taxable repurchases of Class A ordinary shares as described above) are subject to Swiss federal withholding tax (“Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The Company is obliged to deduct the Withholding Tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution. The repayment of the par value of the ordinary shares and any repayment of qualifying additional paid-in capital (capital contribution reserves, Reserven aus Kapitaleinlagen), within the limitations accepted by the legislation in force when such Dividend becomes due and the respective administrative practice, are not subject to the Withholding Tax.

Swiss resident individuals who hold their Class A ordinary shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their Class A ordinary shares as part of a trade or business carried on in Switzerland through a permanent establishment with fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (collectively, “Domestic Commercial Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they, inter alia, duly report the underlying income in their income statements or income tax return, as the case may be.

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Class A ordinary shares and the procedures for claiming a refund of the Withholding Tax.

Swiss Federal Stamp Taxes

To the extent the Class A ordinary shares offered in the Offering are newly issued shares, the Company will bear the Swiss federal issue stamp tax (Emissionsabgabe) on the issuance of such Class A ordinary shares of 1% of the offering price, net of certain deductions. The delivery of newly issued Class A ordinary shares against payment of the offering price is not subject to Swiss federal securities turnover tax (Umsatzabgabe).

To the extent the Class A ordinary shares offered in the Offering are existing shares currently held by certain existing shareholders of the Company, the sale and delivery of any such existing shares will, subject to statutory exemptions, be subject to Swiss federal securities turnover tax (Umsatzabgabe) at an aggregate tax rate of up to 0.15% of the consideration paid on such sale and will be borne (or compensated) by the current holders of such existing Class A ordinary shares.

Any subsequent transactions in Class A ordinary shares in the secondary markets are subject to Swiss securities turnover tax at an aggregate rate of 0.15% of the consideration paid for such Class A ordinary shares, however, only if a bank or other securities dealer in Switzerland or Liechtenstein, as defined in the Swiss Federal Stamp Tax Act (Stempelabgabengesetz), is a party or an intermediary to the transaction and no exemption applies.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions because of the mere holding of ordinary shares. The same generally applies for capital gains on the sale of Class A ordinary shares. For Withholding Tax consequences, see “—Swiss Tax Considerations—Withholding Tax.”

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of Class A ordinary shares as described above), which are not repayments of the par value of Class A ordinary shares or, within the limitations accepted by the legislation in force and the respective administrative practice, qualifying additional paid-in capital, are required to report such distributions in their individual income tax returns. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of ordinary shares to a third party will generally be a tax-free private capital gain or a not tax-deductible capital loss, as the case may be.

Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if, inter alia, Class A ordinary shares held have a market value of at least CHF 1 million. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency.

Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of ordinary shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of ordinary shares) for such taxation period.

Swiss Wealth Tax and Capital Tax

Non-Resident Shareholders

Non-Resident Shareholders holding Class A ordinary shares are not subject to cantonal and communal wealth or annual capital tax because of the mere holding of Class A ordinary shares.

Resident Private Shareholders

Resident Private Shareholders are required to report the market value of their Class A ordinary shares at the end of each tax period as part of their private wealth and which is subject to cantonal and communal wealth tax.

Domestic Commercial Shareholders

Domestic Commercial Shareholders are required to report their ordinary shares as part of their business wealth or taxable capital, as defined, and which is subject to cantonal and communal wealth or annual capital tax.

Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement. The Multilateral Competent Authority Agreement is intended to ensure the uniform implementation of Automatic Exchange of Information (the “AEOI”). The Swiss Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

Based on such multilateral and bilateral agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include Class A ordinary shares of the Company, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign AEOI agreements with other countries. A list of such agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following section describes the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of Class A ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire Class A ordinary shares.

This section applies only to a U.S. Holder that holds Class A ordinary shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, rules conforming the timing of income accruals with respect to the Class A ordinary shares to financial statements under Section 451(b) of the Code, the potential application of the provisions of the

Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding Class A ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Class A ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships or S corporations for U.S. federal income tax purposes;

•	persons who acquire our Class A ordinary shares through the exercise of an option or otherwise as compensation;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	real estate investment trusts or regulated investment companies;

•	former U.S. citizens or long-term residents of the United States;

•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or

•

persons holding Class A ordinary shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Class A ordinary shares.

This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the Switzerland and the United States, or the “Treaty”, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to U.S. Holders described in this section. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this section.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner Class A ordinary shares, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

Taxation of Distributions

We do not currently expect to make distributions on our Class A ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on Class A ordinary shares, other than certain pro rata distributions of Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the Class A ordinary shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the Class A ordinary shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to certain holding-period requirements and the passive foreign investment company rules described below, for so long as our Class A ordinary shares are listed on the NYSE or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will generally be eligible for taxation as “qualified dividend income,” which, subject to applicable limitations, is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will include any amounts withheld by us or an applicable withholding agent in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss francs will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on Class A ordinary shares (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Class A ordinary shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of Class A ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders should consult their tax advisers regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income” (including cash). For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains.

Based on the expected market price of our Class A ordinary shares following this offering and the composition of our income and assets, including goodwill, we do not expect to be a PFIC for our 2021 taxable year or in the foreseeable future. Even if we determined that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2021 or any future taxable year is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in 2021 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its Class A ordinary shares. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Class A ordinary shares it holds at their fair market value on the “qualification date,” which may result in recognition of gain (but not loss) without the receipt of any corresponding cash. If the deemed dividend election is made, the U.S. Holder must include in income its pro rata share of our post-1986 earnings and profits attributable to the Class A ordinary shares held on the “qualification date” without the receipt of any corresponding cash. After the deemed sale or deemed dividend election, the U.S. Holder’s Class A ordinary shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Class A ordinary shares and one of our subsidiaries or other entity in which we held a direct or indirect equity interest is also a PFIC (i.e., a Lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the Lower-tier PFIC and would be subject to U.S. federal income tax under the PFIC excess distribution regime on certain distributions by the Lower-tier PFIC and on gain from the disposition of shares of the Lower-tier PFIC, even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. In addition, any mark-to-market election (as described below) made for Class A ordinary share will not apply to shares of the Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF Election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its Class A ordinary shares, provided that the Class A ordinary shares are “marketable.” Our Class A ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the Class A ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Class A ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A ordinary shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest is a Lower-tier PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our Class A ordinary shares by filing a Form 8398 with their U.S. federal income tax return, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8398 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

UNDERWRITING

Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders the number of Class A ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Allen & Company LLC
UBS Securities LLC
Credit Suisse Securities (USA) LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement offered by us and the selling shareholders if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the absence of any material adverse change in our business, the receipt by the underwriters of officer’s certificates and certain certificates, letters and opinions from our local and international counsel and our independent auditors. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount to be paid by us	$	$	$
Underwriting discount to be paid by the selling shareholders
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                 and are payable by us.

Over-allotment Option

We have granted an over-allotment option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional Class A ordinary shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments. If the underwriters exercise this over-allotment option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, all of our directors and executive officers, as well as certain other holders of             % our Class A ordinary shares outstanding immediately prior to this offering (such persons, the “Lock-Up Parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each Lock-Up Party, with limited exceptions, for a period of                 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any lock-up securities, (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and shareholders with respect to:

(i)	transfers or dispositions:

(a)	as a bona fide gift or gifts, or for bona fide estate planning purposes;

(b)	by will or intestacy;

(c)

to an immediate family member of the director, officer or shareholder, any trust for the direct or indirect benefit of the director, officer or shareholder or an immediate family member of such director, officer or shareholder, or if the shareholder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(d)

to a corporation, partnership, limited liability company or other entity of which the director, officer or shareholder and the immediate family of such director, officer or shareholder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(e)	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under (a) through (d) above;

(f)

if the shareholder is a corporation, partnership, limited liability company, trust or other business entity, (1) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the shareholder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the shareholder or affiliates of the shareholder, or (2) as part of a distribution to members, partners (including limited partners) or shareholders of the shareholder;

(g)	by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or other court or regulatory agency order;

(h)	to us (1) from an employee upon death, disability or termination of employment, in each case, of such employee or (2) pursuant to contractual arrangements described in this prospectus;

(i)	as part of a sale of securities that are acquired in this offering or that are acquired in open market transactions after the closing date for this offering;

(j)

to satisfy tax obligations, including estimated tax, remittance or other similar payment obligations of the holder, and any exercise price, in each case solely to the extent such tax obligations have arisen, or arise, as a consequence of owning Class A ordinary shares or securities convertible into or exercisable or exchangeable for Class A ordinary shares, including in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase Class A ordinary shares (including, in each case, by way of “net” or “cashless” exercise); or

(k)

pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control of our company;

provided that (1) in the case of any transfer or distribution pursuant to clause (a), (b), (c), (d), (e), (f) and (g), such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver a lock-up letter, (2) in the case of any transfer or distribution pursuant to clause (a), (c), (d), (e), (f) and (i), no filing by any party under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 4 or Form 5 made after the expiration of the restricted period) and (3) in the case of any transfer or distribution pursuant to clause (b), (h), (i) and (j) it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership in connection with such transfer or distribution shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;

(ii)

the exercise of outstanding options, settle restricted stock units or other equity awards or exercise warrants pursuant to plans described in this prospectus; provided that any securities received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreements;

(iii)

the conversion of outstanding preferred shares, warrants to acquire preferred shares or convertible securities into Class A ordinary shares or warrants to acquire Class A ordinary shares; provided that any such Class A ordinary shares or warrants received upon such conversion shall be subject to the terms of the lock-up agreement;

(iv)

the establishment of trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of securities; provided that (1) such plans do not provide for the transfer of securities during the restricted period and (2) no filing by any party under the Exchange Act or other public announcement shall be required or made voluntarily in connection with such trading plan during the restricted period;

(v)

the pledge or transfer of our Class A ordinary shares pursuant to agreements governing indebtedness or commitments relating to indebtedness in effect on the date hereof (and any refinancing or replacement thereof, provided that the number of our Class A ordinary shares pledged or transferred in connection therewith shall not exceed the amount of our Class A ordinary shares subject to the agreement preceding such refinancing or restatement) and described in this prospectus and any transfer upon foreclosure, provided that it shall be a condition to such pledge or transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership in connection with such pledge or transfer shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate therein (including in the footnotes thereto) the nature and conditions of such transfer; and

(vi)	the sale of securities acquired in or after this offering (other than issuer-directed Class A ordinary shares purchased in the offering by our officers or directors).

With respect to (v) above, certain of our shareholders have granted a security interest in all or a portion of our shares beneficially owned by them pursuant to certain of their debt instruments, each of which may include default provisions. Pursuant to such arrangements, 13,865,000 Class A ordinary shares and 130,562,500 Class B voting rights shares have been pledged, after giving effect to the Share Capital Reorganization.

Listing

We expect the shares to be approved for listing on the NYSE under the symbol “ONON.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our Class A ordinary shares. The initial public offering price will be determined through negotiations among us, the selling shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future net sales;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may purchase and sell Class A ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the number of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the number of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A ordinary shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A ordinary shares. As a result, the price of the Class A ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Directed Share Program

At our request, the underwriters have reserved             % of the Class A ordinary shares offered by this prospectus for sale, at the initial public offering price, to certain of our directors and officers, employees, business partners, retail partners and related persons. Except for reserved shares purchased by our executive officers and directors, these reserved Class A ordinary shares will not be subject to lock-up restrictions. The number of Class A ordinary shares available for sale to the general public will be reduced to the extent these persons purchase such reserved Class A ordinary shares. Any reserved Class A ordinary shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other Class A ordinary shares offered by this prospectus.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market-making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively-traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers or affiliates. Such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market “color” or trading ideas, and/or publish or express independent research views in respect of such assets, securities or instruments, and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Switzerland

Neither the Class A ordinary shares nor the Class B voting rights shares may be publicly offered directly or indirectly in or into Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), except under the following exemptions under the FinSA:

(i)	to any investor that qualifies as a professional client within the meaning of the FinSA;

(ii)	to fewer than 500 investors (other than professional clients within the meaning of the FinSA);

(iii)	in any other circumstances falling within article 36 of the FinSA;

provided, in each case, that no such offer of the Class A ordinary shares and/or Class B voting rights shares referred to in (i) through (iii) above shall require the publication of a prospectus pursuant to the FinSA.

Neither the Class A ordinary shares nor the Class B voting rights shares will be listed or admitted to trading on any trading venue in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A ordinary shares, the Class B voting rights shares, the Offering or the Company constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to Class A ordinary shares, the Class B voting rights shares, the Offering or the Company may be distributed or otherwise made available in Switzerland in a manner which would require the publication of a prospectus pursuant to the FinSA in Switzerland.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no Class A ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Class A ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Class A ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the Class A ordinary shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Neither we nor the representatives of the underwriters named above have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any Class A ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and each of the underwriters that it is a “qualified investor” within the meaning of the Prospectus Regulation.

In the case of any Class A ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class A ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with this offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to this offering.

United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Argentina

The Class A ordinary shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged or will be lodged with the Australian Securities and Investments Commission (ASIC), in relation to this offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A ordinary shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A ordinary shares must observe such Australian on-sale restrictions.

The Company is not licensed in Australia to provide financial product advice in relation to the Class A ordinary shares. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Any advice contained in this document is general advice only. Before making an investment decision on the basis of this document, investors should consider the appropriateness of the information in this document, having regard to their own objectives, financial situation and needs, and, if necessary, seek expert advice on those matters. No cooling off period applies to an acquisition of the Class A ordinary shares.

Brazil

For purposes of Brazilian law, this offer of securities is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon elsewhere or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

This offering has not been and will not be registered under Brazilian Federal Law No. 6385/76 or under any other Brazilian securities law. Accordingly, our shares and the offering have not been and will not be registered with the Comissão de Valores Mobilários.

Therefore, as this prospectus does not constitute or form part of any public offering to sell or solicitation of a public offering to buy any shares or assets, the offering and THE SHARES OFFERED HEREBY HAVE NOT BEEN, AND WILL NOT BE, AND MAY NOT BE OFFERED FOR SALE OR SOLD IN BRAZIL EXCEPT IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE SHARES, AS WELL AS THE INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC, AS A PUBLIC OFFERING IN BRAZIL OR BE USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OR SALE OF THE SHARES TO THE PUBLIC IN BRAZIL.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Class A ordinary shares, whether by way of sale or subscription, in the Cayman Islands. The Class A ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The offer of the Class A ordinary shares is subject to CMF Rule 336. The Class A ordinary shares being offered will not be registered under the Chilean Securities Market Law in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF and, therefore, the Class A ordinary shares are not subject to the supervision of the CMF. As unregistered securities, we are not required to disclose public information about the Class A ordinary shares in Chile. Accordingly, the Class A ordinary shares cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding securities registry. The Class A ordinary shares may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to CMF Rule 336, the Class A ordinary shares may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in Rule No. 216, dated June 12, 2008 and in Rule No. 410, dated July 27, 2016, both issued by the CMF).

LA OFERTA DE LAS ACCIONES ORDINARIAS CLASE A SE ACOGE A LA NORMA DE CARÁCTER GENERAL Nº336 DE LA CMF. LAS ACCIONES ORDINARIAS CLASE A QUE SE OFRECEN NO ESTÁN INSCRITAS BAJO LA LEY DE MERCADO DE VALORES EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA CMF, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA. POR TRATARSE DE VALORES NO INSCRITOS, NO EXISTE OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO A ESTOS VALORES. LAS ACCIONES ORDINARIAS CLASE A NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO ESTÉN INSCRITAS EN EL REGISTRO DE VALORES CORRESPONDIENTE. LAS ACCIONES ORDINARIAS CLASE A SOLO PODRÁN SER OFRECIDAS EN CHILE SIEMPRE QUE NO CONSTITUYAN UNA OFERTA PÚBLICA O CUMPLIENDO CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL Nº336 DE LA CMF. DE CONFORMIDAD CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL Nº336, LAS ACCIONES ORDINARIAS CLASE A PODRÁN SER OFRECIDAS EN PRIVADO A DETERMINADOS “INVERSORES CUALIFICADOS,” IDENTIFICADOS COMO TAL EN DICHA NORMA (Y QUE A SU VEZ ESTÁN DESCRITOS EN LA NORMA DE CARÁCTER GENERAL Nº216 DE LA CMF DE FECHA 12 DE JUNIO DE 2008 Y EN LA NORMA DE CARÁCTER GENERAL Nº410 DE LA CMF DE FECHA 27 DE JULIO DE 2016).

China

The Class A ordinary shares may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the Class A ordinary shares may be supplied to the public in China or used in connection with any offer for the subscription or sale of Class A ordinary shares to the public in China. The Class A ordinary shares may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

The Class A ordinary shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the Class A ordinary shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

France

Neither this prospectus nor any other offering material relating to the Class A ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A ordinary shares has been or will be: (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the Class A ordinary shares to the public in France. Such offers, sales and distributions will be made in France only to: (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, and/or (c) a limited circle of investors (cercle restreint) acting for their own account, as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D. 411-1 and D. 411-4 of the French Code monétaire et financier.

The Class A ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

The Class A ordinary shares will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz uber die Erstellung, Billigung und Veroffentlichung des Prospekts, der beim offentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veroffenlichen ist - Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Hong Kong

The Class A ordinary shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies

(Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Ireland

The Class A ordinary shares will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the Class A ordinary shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law and (2) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

Italy

The offering of the Class A ordinary shares has not been registered pursuant to Italian securities legislation and, accordingly, no Class A ordinary shares may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the Class A ordinary shares in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the Class A ordinary shares or distribution of copies of any document relating to the Class A ordinary shares will be made in the Republic of Italy except: (a) to “Professional Investors,” as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa, or the CONSOB, as amended, or CONSOB Regulation No. 11522, pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended, or the Italian Financial Act; or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the Class A ordinary shares or any document relating to the Class A ordinary shares in the Republic of Italy must be: (1) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (2) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the Class A ordinary shares in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the Class A ordinary shares are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of Class A ordinary shares who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the Class A ordinary shares were purchased, unless an exemption provided for under the Italian Financial Act applies.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Kuwait

The Class A ordinary shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A ordinary shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us, the selling shareholders and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us, the selling shareholders and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A ordinary shares.

Mexico

The Class A ordinary shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the Class A ordinary shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Netherlands

The Class A ordinary shares may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of Class A ordinary shares is publicly announced that the offer is exclusively made to said individuals or legal entities.

Peru

The Class A ordinary shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores, (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The Class A ordinary shares acquired by institutional investors in Peru cannot be transferred to a third party, unless such transfer is made to another institutional investor or the Class A ordinary shares have been previously registered with the Registro Público del Mercado de Valores.

Portugal

No document, circular, advertisement or any offering material in relation to the share has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários), or the CMVM. No Class A ordinary shares may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the Class A ordinary shares as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the Class A ordinary shares have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the Class A ordinary shares by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the Class A ordinary shares in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the Class A ordinary shares in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Qatar

The Class A ordinary shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the Class A ordinary shares pursuant to the offering should note that the offer of the Class A ordinary shares is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The Class A ordinary shares may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of Class A ordinary shares is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired Class A ordinary shares pursuant to this exempt offer may not offer or sell Class A ordinary shares to any person (referred to as a transferee) unless the price to be paid by the transferee for such Class A ordinary shares equals or exceeds SR1 million. (b) If the provisions of paragraph (a) cannot be fulfilled because the price of the Class A ordinary shares being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the Class A ordinary shares to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million. (c) If the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the Class A ordinary shares if he/she sells his entire holding of the Class A ordinary shares to one transferee.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Class A ordinary shares or caused such Class A ordinary shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such Class A ordinary shares or cause such Class A ordinary shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Class A ordinary shares, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A ordinary shares pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification - Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A ordinary shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Korea

The Class A ordinary shares have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The Class A ordinary shares may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange

Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the Class A ordinary shares except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The Class A ordinary shares may not be resold to Korean residents unless the purchaser of the Class A ordinary shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the Class A ordinary shares.

Spain

The Class A ordinary shares have not been registered with the Spanish National Commission for the Securities Market and, therefore, no Class A ordinary shares may be publicly offered, sold or delivered, nor any public offer in respect of the Class A ordinary shares made, nor may any prospectus or any other offering or publicity material relating to the Class A ordinary shares be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

United Arab Emirates

The Class A ordinary shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
NYSE listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be provided by amendment

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the NYSE listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of the Class A ordinary shares and certain other matters of Swiss law will be passed upon for us by Lenz & Staehelin, Zurich, Switzerland and for the underwriters by Homburger AG, Zurich, Switzerland. Certain matters of U.S. federal and New York State law will be passed upon for us and the selling shareholders by Davis Polk & Wardwell LLP, New York, New York, and for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers AG, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers AG is Birchstrasse 160, Postfach, 8050 Zurich, Switzerland.

ENFORCEMENT OF JUDGMENTS

We are organized under the laws of Switzerland and our registered office and domicile is located in Zürich, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel, Lenz & Staehelin, that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law of December 18, 1987, as amended, or PILA. The PILA provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result would be incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the PILA;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•

no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.on-running.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

Consolidated income statements

(unaudited)

		Half-year ended June 30,
in kCHF	Notes	2021	2020

Net sales	2.1	315,454	170,918
Cost of sales		(128,275)	(74,914)

Gross profit		187,179	96,004

Selling, general and administrative expenses	2.3	(174,700)	(125,319)

Operating result		12,480	(29,315)

Financial income	2.4	12	13
Financial expenses	2.4	(1,543)	(465)
Foreign exchange result	2.4	2,299	(643)

Income / (loss) before taxes		13,248	(30,410)

Income taxes	2.5	(9,490)	(2,642)

Income / (loss) for the half-year		3,759	(33,052)

Earnings per share	4.4
Basic EPS Class A (CHF)		16.72	(159.43)
Basic EPS Class B (CHF)		1.67	—
Diluted EPS Class A (CHF)		16.57	(159.43)
Diluted EPS Class B (CHF)		1.67	—

Consolidated statements of comprehensive income/(loss)

(unaudited)

	Half-year ended June 30,
in kCHF	2021	2020

Income / (loss) for the half-year	3,759	(33,052)

Net actuarial result from defined benefit plans	891	(650)
Taxes on net actuarial result from defined benefit plans	(176)	139

Items that will not be reclassified to income statement	716	(512)

Exchange differences	(1,491)	282

Items that will be reclassified to income statement when specific conditions are met	(1,491)	282

Other comprehensive loss for the half-year, net of tax	(776)	(230)

Comprehensive income / (loss) for the half-year	2,983	(33,282)

Consolidated balance sheets

(unaudited)

in kCHF	Notes	6/30/21	12/31/20

Cash and cash equivalents	3.1	106,649	90,642
Trade receivables	3.2	84,031	51,631
Inventories	3.3	146,862	102,878
Other current financial assets	3.4	24,995	17,135
Other current operating assets	3.8	29,421	19,979

Current assets		391,958	282,264

Property, plant and equipment	3.5	17,674	17,004
Right-of-use assets	3.6	164,531	22,719
Intangible assets	3.7	57,935	54,667
Net deferred tax assets		3,596	5,915

Non-current assets		243,736	100,305

Assets		635,694	382,569

Trade payables		75,390	41,543
Other current financial liabilities	4.2	17,218	7,276
Other current operating liabilities	3.8	93,889	36,113
Current provisions	4.1	4,477	376
Income tax liabilities		5,751	1,054

Current liabilities		196,725	86,363

Employee benefit obligations		5,471	5,630
Non-current provisions	4.1	707	20,645
Other non-current financial liabilities	4.2	156,848	19,174
Net deferred tax liabilities		7,379	5,664

Non-current liabilities		170,404	51,114

Share capital	4.3	2,242	2,172
Capital reserves	4.5	296,827	276,408
Other reserves	4.5	(3,886)	(3,110)
Accumulated losses		(26,618)	(30,377)

Equity		268,565	245,093

Equity and liabilities		635,694	382,569

Consolidated cash flow statements

(unaudited)

		Half-year ended June 30,
in kCHF	Notes	2021	2020

Income / (loss) for the half-year		3,759	(33,052)
Share-based compensation		19,891	34,273
Employee benefit expenses		727	399
Depreciation and amortization	3.5,3.6,3.7	11,676	4,884
Interest income and expenses		1,092	335
Net exchange differences		(1,740)	657
Income taxes		9,490	2,642
Change in provisions		2,661	444
Change in working capital
Trade receivables		(31,017)	(706)
Inventories		(43,788)	(16,197)
Trade payables		33,691	3,160
Change in other current operating assets / liabilities		24,085	4,827
Income taxes paid		(770)	(3,468)

Cash inflow / (outflow) from operating activities		29,757	(1,802)

Purchase of tangible assets	3.5,3.6	(3,493)	(4,034)
Purchase of intangible assets	3.7	(6,100)	(3,263)
Payment of contingent considerations		(200)	—

Cash (outflow) from investing activities		(9,790)	(7,298)

Repayment of financial liabilities	4.2	—	(3,000)
Payments of lease liabilities	4.2	(3,568)	(1,343)
Proceeds from issues of shares	4.3	71	133,266
Equity transaction costs		(363)	(1,464)
Interests paid		(1,088)	(332)

Cash (outflow) / inflow from financing activities		(4,948)	127,128

Change in net cash and cash equivalents	3.1	15,019	118,028
Net cash and cash equivalents at 1 January		90,595	120
Net impact of foreign exchange rate differences		936	(29)

Net cash and cash equivalents at 30 June		106,550	118,120

Consolidated changes in equity

(unaudited)

in kCHF	Share capital	Capital reserves	Other reserves	Accumulated losses	Equity

Balance at 1 January 2020	1,874	67,239	(1,846)	(2,853)	64,414

(Loss) for the half-year	—	—	—	(33,052)	(33,052)
Other comprehensive (loss) for the half-year	—	—	(230)	—	(230)

Comprehensive (loss) for the half-year 2020	—	—	(230)	(33,052)	(33,282)

Capital increase	298	132,968	—	—	133,266
Equity transaction costs	—	(1,464)	—	—	(1,464)
Share-based compensation	—	71,927	—	—	71,927

Balance at 30 June 2020	2,172	270,671	(2,075)	(35,905)	234,863

Balance at 1 January 2021	2,172	276,408	(3,110)	(30,377)	245,093

Income for the half-year	—	—	—	3,759	3,759
Other comprehensive (loss) for the half-year	—	—	(776)	—	(776)

Comprehensive income for the half-year 2021	—	—	(776)	3,759	2,983

Capital increase	71	—	—	—	71
Equity transaction costs	—	(363)	—	—	(363)
Share-based compensation	—	20,782	—	—	20,782

Balance at 30 June 2021	2,242	296,827	(3,886)	(26,618)	268,565

Notes to the condensed consolidated interim financial statements

(unaudited)

1	Basis for preparation

1.1	Corporate information

On is engaged in developing and distributing innovative premium performance sports products, sold worldwide through independent retailers and global distributors, an own online presence, and its own high-end stores.

The unaudited interim condensed consolidated financial statements (“the interim financials”) present the financial position and the results of operations of On Holding AG, as ultimate parent company, and its subsidiaries as at and for the six months ended 30 June 2021. On Holding AG is a limited company incorporated in accordance with Swiss law under a private statue and is domiciled at Pfingstweidstrasse 106, Zurich, Switzerland.

The Audit Committee approved the issuance of these interim financials on 9 August 2021.

1.2	About the financials

The interim financials of On

•	Have been prepared in accordance with IAS 34 Interim Financial Reporting.

•

Should be read in conjunction with the consolidated financials for the year ended 31 December 2020, as they do not include all the information and disclosures required in the annual consolidated financial statements.

•

Have been prepared applying the same group accounting policies and key sources for the significant management judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures as those applied to the consolidated financial statements for the year ended 31 December 2020, except where specifically mentioned and described.

•	Are not necessarily indicative of the results for a full year.

•

Are published in Swiss Francs (CHF), the presentation currency of On Holding AG, rounded to thousands, unless otherwise stated. Due to rounding, figures in the financials may not add up exactly to the sum given.

1.3	Oniverse

		Equity interest
Entity	Domicile	6/30/21	12/31/20

On Holding AG	Zurich, CH
On AG	Zurich, CH	100%	100%
On Brazil Ltda.	Sao Paulo, BR	100%	100%
On Cloud Service GmbH	Berlin, DE	100%	100%
On Clouds GmbH	Zurich, CH	100%	100%
On Europe AG	Zurich, CH	100%	100%
On Hong Kong Ltd.	Hong Kong, HK	100%	100%
On Inc.	Portland, USA	100%	100%
On Japan K.K.	Yokohama, JP	100%	100%
On Oceania Pty Ltd.	Docklands, AU	100%	100%
On Running Canada Inc.	Vancouver, CA	100%	100%
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN	100%	100%
On Vietnam Company Ltd.	Ho Chi Minh City, VN	100%	100%
Brunner Mettler GmbH	Zurich, CH	100%	100%

1.4	New and amended standards and interpretations

On has adopted the following amendments for the first time in the current half-year. The amendments did not have a material impact on the condensed interim financial statements.

Description	Standard Reference	IASB Effective Date
Interest rate benchmark reform: Phase 2	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	January 1, 2021

Further, at the date of authorization of these interim financials, On has not applied the following new and revised IFRS Standards that have been issued by the IASB but are not yet effective:

Description	Standard Reference	IASB Effective Date
Insurance contracts	IFRS 17	January 1, 2023
Sale or contribution of assets between an investor and its associate or joint venture	IFRS 10 and IAS 28 (Amendments)	Effective date deferred indefinitely
Classification of liabilities as current or non-current	Amendments to IAS 1	January 1, 2023
Reference to the conceptual framework	Amendments to IFRS 3	January 1, 2022
Property, plant and equipment – proceeds before intended use	Amendments to IAS 16	January 1, 2022
Onerous contracts – cost of fulfilling a contract	Amendments to IAS 37	January 1, 2022
Amendments to IFRS 1, IFRS 9, IFRS 16, and IAS 41	Annual improvements to IFRS standards 2018-2020 cycle	January 1, 2022

On does not expect that the adoption of the standards listed above will have a material impact on the financials of On in the current or future reporting periods.

In April 2021, IFRS Interpretations Committee published the conclusion related to a request about how a customer accounts for costs of configuring or customizing a supplier’s application software in a Software as a Service (SaaS) arrangement. On is currently in the process of assessing potential impacts on the accounting policies.

2	Operational performance

2.1	Net sales

Net sales by sales channels:

	Half-year ended June 30,
in kCHF	2021	2020

Wholesale	200,101	97,655
Direct-to-Consumer	115,354	73,263

Net sales	315,454	170,918

Net sales by product groups:

	Half-year ended June 30,
in kCHF	2021	2020

Shoes	298,537	161,699
Apparel	14,850	7,651
Accessories	2,069	1,567

Net sales	315,454	170,918

On generates net sales primarily from the sale of premium performance shoes, apparel, and accessories. On has two sales channels being Wholesale (WHS) and Direct-to- Consumer (DTC). The WHS sales channel involves larger volumetric sales to wholesale customers (e.g. large retailers or retail associations) and international distributors (in markets where On does not have local sales teams) and which have the intention of re-selling the goods. The DTC sales channel includes sales to end customers directly through On’s e-commerce platform as well as through own retail stores.

Net sales by geographic regions (based on location of customers):

	Half-year ended June 30,
in kCHF	2021	Share	2020	Share

Europe	127,920	41%	81,745	48%
thereof Switzerland	26,994		24,469
North America	163,944	52%	79,997	47%
Asia-Pacific	19,046	6%	7,506	4%
Rest of World	4,545	1%	1,670	1%

Net sales	315,454	100%	170,918	100%

Due to its fragmented customer base, there is no single customer who accounts for more than 10% of total net sales.

The increase in net sales is primarily driven by increased brand awareness driving volume growth to both existing and new customers. Historically, On has experienced higher net sales in the third and fourth quarters of the fiscal year compared to other quarters, due in large part to the phasing of On’s product seasons, with spring-summer season from November to May and fall-winter season from July to October, as well as seasonal holiday demand.

2.2	Segment information

Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment.

On’s CODM is the On Executive Team which consists of the three Co-Founders and the two Co-CEOs. The CODM does not regularly review financial information for any individual component, such as sales channels, geographic regions or product groups that would allow decisions to be made about allocation of resources or performance.

On operates as single-brand consumer products business and therefore has a single reportable segment. This is primarily due to On’s business activities which focus on driving sales growth by increasing overall brand awareness and market share. The key operating expenditures related to cost of sales, distribution, selling, marketing and general and administrative expenses, are either not differentiated across individual components, or are managed to benefit the entire On brand irrespective of the impact on the potential profitability of a particular component.

The following table reports the carrying amount of On’s non-current assets by geographic area:

in kCHF	6/30/21	12/31/20

Europe	159,668	83,382
thereof Switzerland	153,907	82,288
North America	77,627	9,826
Asia-Pacific	5,310	6,067
Rest of World	1,131	1,030

Non-current assets	243,736	100,305

2.3	Selling, general and administrative expenses

	Half-year ended June 30,
in kCHF	2021	2020

Distribution expenses	(40,401)	(22,900)
Selling expenses	(22,218)	(17,363)
Marketing expenses	(41,974)	(16,804)
Share-based compensation	(19,891)	(40,406)
General and administrative expenses	(50,215)	(27,846)

Selling, general and administrative expenses	(174,700)	(125,319)

In half-year 2021, selling, general and administrative expenses include depreciation and amortization of non-current assets in the amount of CHF 10,386k (half-year 2020: 3,780k). In addition, depreciation charges for production tools in the amount of CHF 1,280k (half-year 2020: 1,106k) are reported in cost of sales.

Total personnel expenses, excluding any costs related to share-based compensation, amount to CHF 39,141k for the half-year 2021 and CHF 26,384k for the half-year 2020.

2.4	Financial result

	Half-year ended June 30,
in kCHF	2021	2020

Interest income employee benefits	12	13

Financial income	12	13

Bank charges and interest expenses	(534)	(362)
Interest expenses leases	(992)	(85)
Interest expenses employee benefits	(17)	(17)

Financial expenses	(1,543)	(465)

Foreign exchange gains/losses	792	(414)
Change in fair value of foreign exchange derivatives	1,507	(229)

Foreign exchange result	2,299	(643)

Financial result	769	(1,094)

2.5	Income taxes

	Half-year ended June 30,
in kCHF	2021	2020

Current income taxes	5,498	1,059
Deferred income taxes	3,992	1,584

Income taxes	9,490	2,642

Income taxes are recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. Income taxes for the first six months of 2021 increased by CHF 6.9 million to CHF 9.5 million. The increase is primarily due to the combined effects of an increase in income before taxes and higher proportions of net sales to North America and China. The effective tax rate is significantly impacted by non-deductible expenses mainly related to share-based compensation and by a decrease in the statutory income tax rate in the canton of Zurich, effective from 1 January 2021 (Federal Act on Tax Reform and AHV Financing (TRAF)).

3	Operating assets and liabilities

3.1	Net cash and cash equivalents

in kCHF	6/30/21	12/31/20

Cash on hand	15	5
Current bank accounts	103,538	88,567
Digital wallets	3,097	2,070

Cash and cash equivalents	106,649	90,642

Current bank overdrafts	(99)	(46)

Net cash and cash equivalents	106,550	90,595

3.2	Trade receivables

Trade receivables are generally due within a payment period of between 30 to 90 days. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

in kCHF	6/30/21	12/31/20

Gross carrying amount	87,187	53,439

Individual loss allowance	(2,813)	(1,750)
Expected credit loss	(343)	(58)

Loss allowance	(3,156)	(1,807)

Trade receivables	84,031	51,631

At the end of each reporting period, no single customer accounted for more than 10% of total trade receivables.

3.3	Inventories

in kCHF	6/30/21	12/31/20

Shoes	135,981	95,630
Apparel	10,354	6,700
Accessories	1,040	919
Allowances	(513)	(371)

Inventories	146,862	102,878

3.4	Other current financial assets

in kCHF	6/30/21	12/31/20

Credit cards	14,742	7,271
Deposits	5,811	4,864
Other current financial assets	4,306	5,000

Other current financial assets at amortized cost	24,859	17,135

Positive fair value from derivatives	136	—

Other current financial assets at fair value through profit or loss	136	—

Other current financial assets	24,995	17,135

Due to their short-term nature, the carrying amount of other current financial assets at amortized cost correspond to their fair value.

On’s derivative financial instruments only include foreign exchange forward contracts. The present fair value of future cash flows is based on the forward exchange rates at the end of each reporting period.

3.5	Property, plant and equipment

in kCHF	Leasehold improvements	Trade tools	Production tools	Other	Total

Cost at 31 December 2020	6,652	6,561	7,792	4,435	25,440
Additions	845	685	1,238	724	3,493
Currency translation	57	(36)	(0)	25	46

Cost at 30 June 2021	7,554	7,210	9,030	5,183	28,978

Accumulated depreciation at 31 December 2020	(747)	(2,755)	(3,486)	(1,448)	(8,436)
Depreciation	(437)	(959)	(1,011)	(477)	(2,885)
Currency translation	(2)	28	—	(7)	18

Accumulated depreciation at 30 June 2021	(1,186)	(3,687)	(4,497)	(1,934)	(11,304)

Net value
at 31 December 2020	5,905	3,806	4,306	2,987	17,004
at 30 June 2021	6,368	3,524	4,533	3,249	17,674

Other comprises IT and office equipment as well as vehicles. As at 30 June 2021, leasehold improvements in the amount of CHF 1,287k (31 December 2020: CHF 1,409k) are not yet in use.

3.6	Right-of-use assets

in kCHF	Storage	Stores and showrooms	Offices	Cars	Total

Cost at 31 December 2020	9,782	7,377	8,611	4,144	29,914
Additions	68,232	693	78,637	260	147,821
Currency translation	(305)	254	2	98	48

Cost at 30 June 2021	77,708	8,323	87,249	4,502	177,783

Accumulated depreciation at 31 December 2020	(244)	(1,088)	(3,267)	(2,596)	(7,195)
Depreciation	(1,033)	(703)	(3,743)	(478)	(5,957)
Currency translation	2	(42)	(2)	(59)	(100)

Accumulated depreciation at 30 June 2021	(1,275)	(1,832)	(7,011)	(3,133)	(13,251)

Net value
at 31 December 2020	9,538	6,289	5,344	1,548	22,719
at 30 June 2021	76,434	6,491	80,238	1,369	164,531

The additions in half-year 2021 mainly relate to various long-term leasing contracts (new headquarter in Zurich, Switzerland (CHF 73,277k), new warehouse in Atlanta, United States (CHF 68,232k), and new office in Berlin, Germany (CHF 5,243k)). Refer to 4.2 Financial liabilities for the corresponding lease liabilities.

3.7	Intangible assets

in kCHF	Patents and other rights	Software	Goodwill	Total

Cost at 31 December 2020	51,771	10,850	1,791	64,411
Additions	370	5,730	—	6,100
Currency translation differences	1	3	—	4

Cost at 30 June 2021	52,142	16,582	1,791	70,515

Accumulated amortization at 31 December 2020	(7,049)	(2,695)	—	(9,744)
Amortization	(1,922)	(914)	—	(2,836)

Accumulated amortization at 30 June 2021	(8,971)	(3,609)	—	(12,580)

Net value
at 31 December 2020	44,722	8,155	1,791	54,667
at 30 June 2021	43,171	12,973	1,791	57,935

Software mainly increased due to capitalized IT development costs in relation with the implementation of the new IT landscape (incl. global ERP system).

3.8	Other current operating assets and liabilities

in kCHF	6/30/21	12/31/20

Accruals and prepaid expenses	3,495	5,213
Indirect taxes (VAT/GST) receivables	22,649	12,442
Other current assets	3,277	2,324

Other current operating assets	29,421	19,979

in kCHF	6/30/21	12/31/20

Accrued expenses	35,933	24,284
Indirect taxes (VAT/GST) payables	20,330	6,115
Other current liabilities	37,626	5,715

Other current operating liabilities	93,889	36,113

Accrued expenses mainly comprise accruals for outstanding vendor invoices and include personnel expenses such as bonus and vacation pay. Anticipated sales returns and the corresponding liabilities are reported in other current assets and liabilities, respectively. Other current liabilities mainly increased compared to the previous year related to additional social charges paid after 30 June 2021.

4	Liabilities and equity

4.1	Provisions

in kCHF	Social charges	Long-service leave	Total

Balance at 31 December 2020	20,074	947	21,022

thereof current	—	376	376
thereof non-current	20,074	571	20,645
Additions	1,525	244	1,769
Reversals	(2,416)	—	(2,416)
Used during the financial period	(15,244)	—	(15,244)
Exchange differences	44	10	54

Balance at 30 June 2021	3,983	1,201	5,184

thereof current	3,983	494	4,477
thereof non-current	—	707	707

The provision for social charges considers any costs related to local legal requirements for share-based compensation.

4.2	Financial liabilities

in kCHF	6/30/21	12/31/20

Current bank overdrafts	99	46
Current lease liabilities	10,841	4,308
Short-term debt	—	200
Other financial liabilities	6,278	1,351

Other current financial liabilities at amortized cost	17,218	5,905

Negative fair value from derivatives	—	1,371

Other current financial liabilities at fair value through profit or loss	—	1,371

Other current financial liabilities	17,218	7,276

Non-current lease liabilities	156,848	19,174

Other non-current financial liabilities at amortized cost	156,848	19,174

Other non-current financial liabilities	156,848	19,174

The financial liabilities primarily increased due to various long-term leasing contracts (new headquarter in Zurich, Switzerland, office in Berlin, Germany, and new warehouse in Atlanta, United States). Refer to 3.6 Right-of-use assets for the corresponding RoU assets.

The derivatives as per 30 June 2021 show a positive fair value and are disclosed in 3.4 Other current financial assets.

Due to their short-term nature, the carrying amount of other current financial liabilities at amortized cost correspond to their fair value.

Contractual maturities of On’s financial liabilities:

in kCHF	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	6/30/21

Trade payables	75,390				75,390

Current bank overdrafts	99				99
Current lease liabilities	3,780	11,672			15,451
Other financial liabilities	6,278				6,278

Other current financial liabilities	10,156	11,672			21,828

Non-current lease liabilities			67,163	111,449	178,613

Other non-current financial liabilities			67,163	111,449	178,613

in kCHF	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/20

Trade payables	41,543				41,543

Current bank overdrafts	46				46
Current lease liabilities	1,282	3,639			4,921
Short-term debt	200				200
Other financial liabilities	2,722				2,722

Other current financial liabilities	4,250	3,639			7,890

Non-current lease liabilities			10,672	9,062	19,734

Other non-current financial liabilities			10,672	9,062	19,734

On has three bank overdraft facilities with different lenders with credit limits of up to CHF 100,000k (2020: CHF 27,500k), USD 35,500k (2020: USD 7,500k) and CHF 25’000k (2020: n/a), respectively. The facilities expire in 2024 and 2025. The two CHF credit facilities are both fully committed, whereas the USD facility is uncommitted. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on On’s net working capital. Any amounts drawn more than the committed amounts are repayable on demand. The facilities also contain financial covenants that depend on On’s net equity as well as key ratios related to interest coverage ratio, net debt to EBITDA and net debt to gross profit. On is compliant with these financial covenants.

4.3	Share capital

Issued registered shares

Shares outstanding at 1 January 2021	217,151

Capital increase from authorized capital	7,076

Introduction of a new share class with a 1:10 share split of 27,635 Class A shares
Class A shares with a nominal value of CHF 10 each	(27,635)
Class B voting rights shares with a nominal value of CHF 1 each	276,350

Shares outstanding at 30 June 2021	472,942

thereof Class A shares with a nominal value CHF 10 each	196,592
thereof Class B voting rights shares with a nominal value CHF 1 each	276,350

In 2021, On Holding AG has completed a capital increase from authorized capital. The number of registered shares increased from 217,151 to 224,227. The share capital increased by CHF 71k. The issued capital is fully paid in.

At 21 April 2021, our shareholders approved the creation of a second share class (“Class B voting rights shares”). The Class B voting rights shares are held by the members of the extended founder team and cannot be sold in the market nor can they be transferred to others, including family members. The holders of the Class B voting rights shares commit themselves to several sunset rules to ensure that, if pre-defined sunset events are triggered, the Class B voting rights shares are converted back into Class A ordinary shares. Members of the extended founder team exchanged 27,635 Class A ordinary shares into 276,350 Class B voting rights shares. Each Class B voting rights share carries one voting right; therefore, this transaction increased the holders of the Class B voting rights shares by a ratio of 10:1. The par value and dividend and distribution rights of a Class B voting rights share are each 1/10 that of a Class A ordinary share. This transaction did not result in any economic dilution of the Class A ordinary shares.

At 30 June 2021, the conditional capital consists of a maximum amount of CHF 216,540 (31 December 2020: CHF 287,300), through the issue of a maximum of 20,389 shares with a nominal value of CHF 10 (Class A) and of a maximum of 12,650 shares with a nominal value of CHF 1 (Class B), respectively. These shares are reserved entirely for share-based compensation programs as described in 5.1 Share-based compensation.

4.4	Earnings per share

Basic earnings per share (EPS) is calculated by dividing On’s net income of the half-year by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing On’s net income of the half-year by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares.

	Half-year ended June 30,
	2021		2020
	Class A	Class B	Class A
Number of shares at 1 January	217,151	—	187,359
Number of shares at 30 June	198,813	276,350	217,151

Weighted number of outstanding shares	214,011	107,469	207,318

Number of shares with dilutive effects	1,972	99	—

Weighted number of outstanding shares (diluted and undiluted)	215,983	107,569	207,318

Income / (loss) for the half-year (kCHF)	3,578	180	(33,052)

Basic EPS (CHF)	16.72	1.67	(159.43)
Diluted EPS (CHF)	16.57	1.67	(159.43)

At 30 June 2021, there were 2,221 (30 June 2020: 485) vested equity grants outstanding that have not been exercised.

EPS calculated for Class B shares considers that the holders of the Class B shares are entitled to a share of the profit for the period from 1 January 2021 to 30 June 2021.

4.5	Capital and other reserves

in kCHF	6/30/21	12/31/20

Share premium	175,224	175,224
Legal reserves	2,662	2,662
Equity transaction costs	(2,239)	(1,876)
Share-based compensation	121,179	100,397

Capital reserves	296,827	276,408

Exchange differences	(1,373)	119
Actuarial gains and losses	(3,139)	(4,030)
Taxes on actuarial gains and losses	626	802

Other reserves	(3,886)	(3,110)

5	Other disclosures

5.1	Share-based compensation

Over the previous years, On granted various kinds of share-based compensation plans for selected employees including group executive team and senior management team. The purpose of the various plans is to reward long-term and valued employees for their individual performance by giving them the opportunity to benefit from the evolvement of On by receiving a bonus in the form of share-based payment awards.

All awards granted under the different share-based compensation plans were classified as equity-settled share-based payments. The grants under the different plans are valued using a Cox-Rubinstein binomial tree model in order to take into account the complexity of their structure. In addition to the share-based compensation plans for selected employees, On granted share-based compensation in connection with a services, license, and investment agreement.

As at 30 June 2021, On has recognized an increase in equity in the balance sheet of CHF 20,782k (31 December 2020: 77,676k) for share-based compensation. The expense for the half-year 2021 amounts to CHF 19,891k (half-year 2020: CHF 40,406k).

When determining the expense recognition as of 30 June 2021, an average expected fluctuation of 7.5% p.a. was determined by On based on historical fluctuation and management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

In half-year 2021, options have been granted for the first time under the following program:

Long Term Incentive Plan (LTIP) 2020

The exercise price of the options granted under the LTIP 2020 for non-US participants shall be set at CHF 8,884. For US participants, the exercise price shall be set at the valuation price applicable at the contractual granting date. Options under the LTIP 2020 shall vest on the earlier of the occurrence of an exit or, in case of business continuation, on 1 April 2024.

If vesting occurs due to an exit, the compensation committee will determine the number of options vested based on the vesting scale depending on the level of achievement of IRR at exit. In case of business continuation, the compensation committee will determine the number of options vested based on the vesting scale depending on the level of achievement of net sales, gross profit and EBITDA, whereby net sales, gross profit and EBITDA shall be determined on the basis of the 2023 audited consolidated financial statements of On.

Vested options can be exercised until the seventh anniversary of the contractual granting date. Shares acquired upon exercise of vested options shall be subject to lock-up periods.

Development of grants under share-based compensation programs:

Program	OEPP 2018	LTPP 2018	LTIP 2018	SLIA 2019	BoD 2019	LTIP 2020

Awards outstanding at 1 January 2021	980	3,221	4,457	3,760	154	—

with maximum term (years)	—	—	—	5	—	—
thereof exercisable	—	—	—	—	—	—
Awards granted	—	—	1,899	—	17	489
Awards forfeited	(14)	—	—	—	—	(3)
Awards exercised	—	(1,258)	(5,664)	—	—	—

Awards outstanding at 30 June 2021	966	1,963	692	3,760	171	486

with maximum term (years)	—	—	—	5	—	7

thereof exercisable	—	1,529	692	—	—	—

Parameters considered in the valuation:

Program	LTIP 2018	LTIP 2018	LTIP 2020	LTIP 2020
Grant date	2/28/21 (non-US)	2/28/21 (US)	2/28/21 (non-US)	2/28/21 (US)

Share price on the measurement date (CHF)	9,125	9,125	9,125	9,125
Expected life of the award on the grant date (years)	5.0	5.0	7.0	7.0
Exercise price (CHF)	10	9,125	8,884	9,125
Expected dividend yield (%)	—	—	—	—
Risk-free interest rate (%)	(0.60)	(0.60)	(0.41)	(0.41)
Expected volatility of the share price (%)	40.73	40.73	40.51	40.51

Option value (CHF)	9,115	3,117	3,718	3,646

5.2	Commitments and contingencies

As at 30 June 2021, guarantees in the amount of CHF 2,399k (31 December 2020: CHF 497k) were provided in favor of third parties.

The Swiss On entities form a VAT group and, hence, every entity participating in the group is jointly and severally liable for VAT debt other group participants. Further On group entities participating in central cash pooling are jointly and severally liable for any debit position or outstanding overdraft in connection with them.

The commitments for future lease obligations as per 31 December 2020 relating to the new headquarter in Zurich, Switzerland and the new tech-hub in Berlin, Germany were fully recognized on balance sheet during the half-year 2021. On did not commit itself to new lease or other contracts not yet recognized as per 30 June 2021.

5.3	Related parties

A legal or natural person is related to an On entity if the party directly or indirectly controls, is controlled by, or is under common control with the entity, has an interest in the entity that gives it significant influence over the entity, has joint control over the entity or is an associate or a joint venture of the entity.

On has identified the following related parties:

•	Members of the On Executive Team

•	Members of the Board of Directors of On

•	Shareholders that have significant influence by delegating a member into the Board of Directors of On

No related party exercise control over On. For the half-year 2021, total share-based compensation of the non-executive members of the Board of Directors of On amounts to CHF 47k (half-year 2020: CHF 426k).

For the half-year 2021, there were no further transactions with related parties except for the following transactions with the five members of On’s executive team:

	Half-year ended June 30,
in kCHF	2021	2020

Short-term employee benefits	1,415	1,203
Post-employment benefits	336	1,951
Share-based compensation	840	6,814

On Executive Team	2,590	9,969

5.4	Events after the balance sheet date

No material events have occurred after the balance sheet date.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

On Holding AG

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of On Holding AG and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statements, consolidated statements of comprehensive loss, consolidated statements of equity and consolidated cash flow statements for each of the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AG

Zurich, Switzerland

June 4, 2021

We have served as the Company’s auditor since 2013.

Consolidated income statements

		Year ended December 31,
in kCHF	Notes	2020	2019
Net sales	2.1	425,295	267,120
Cost of sales		(194,190)	(124,003)

Gross profit		231,105	143,117

Selling, general and administrative expenses	2.3	(248,199)	(137,428)

Operating result		(17,094)	5,689

Financial income	4.4	27	47
Financial expenses	4.4	(940)	(697)
Foreign exchange result	4.4	(6,434)	(1,893)

(Loss)/Income before taxes		(24,441)	3,147

Income taxes	6.4	(3,083)	(4,620)

Net loss		(27,524)	(1,473)

Earnings per share	4.6
Basic (CHF)		(129.50)	(7.87)

Diluted (CHF)		(129.50)	(7.87)

Consolidated statements of comprehensive loss

		Year ended December 31,
in kCHF	Notes	2020	2019
Net loss		(27,524)	(1,473)

Net actuarial result from defined benefit plans	6.2	(1,620)	(1,392)
Taxes on net actuarial result from defined benefit plans	6.4	319	269

Items that will not be reclassified to income statement		(1,301)	(1,123)

Exchange differences		37	38

Items that will be reclassified to income statement when specific conditions are met		37	38

Other comprehensive loss, net of tax		(1,264)	(1,085)

Comprehensive loss		(28,788)	(2,559)

Consolidated balance sheets

in kCHF	Notes	12/31/20	12/31/19
Cash and cash equivalents	4.1	90,642	11,929
Trade receivables	3.1	51,631	41,421
Inventories	3.2	102,878	44,540
Other current financial assets	4.2	17,135	5,937
Other current operating assets	3.6	19,979	16,331

Current assets		282,264	120,158

Property, plant and equipment	3.3	17,004	10,631
Right-of-use assets	3.4	22,719	5,080
Intangible assets	3.5	54,667	5,911
Net deferred tax assets	6.4	5,915	1,849

Non-current assets		100,305	23,470

Assets		382,569	143,628

Trade payables		41,543	16,414
Other current financial liabilities	4.3	7,276	18,456
Other current operating liabilities	3.6	36,113	28,084
Current provisions	6.3	376	246
Income tax liabilities		1,054	2,105

Current liabilities		86,363	65,304

Employee benefit obligations	6.2	5,630	3,046
Non-current provisions	6.3	20,645	4,701
Other non-current financial liabilities	4.3	19,174	3,313
Net deferred tax liabilities	6.4	5,664	2,849

Non-current liabilities		51,114	13,909

Share capital	4.5	2,172	1,874
Capital reserves	4.7	276,408	67,239
Other reserves	4.7	(3,110)	(1,846)
Accumulated losses		(30,377)	(2,853)

Equity		245,093	64,414

Equity and liabilities		382,569	143,628

Consolidated cash flow statements

		Year ended December 31,
in kCHF	Notes	2020	2019
Net loss		(27,524)	(1,473)
Share-based compensation	6.1	48,631	18,838
Employee benefit expenses	6.2	957	(143)
Depreciation and amortization	3.3,3.4,3.5	12,091	5,342
Interest income and expenses		602	502
Net exchange differences		6,666	1,518
Income taxes	6.4	3,083	4,620
Change in provisions		1,674	1,099
Change in working capital
Trade receivables		(13,482)	(21,481)
Inventories		(61,305)	(12,353)
Trade payables		25,564	3,154
Change in other current operating assets / liabilities		(6,511)	(2,677)
Income taxes paid		(5,174)	(2,163)

Cash (outflow) from operating activities		(14,728)	(5,218)

Purchase of tangible assets	3.3	(10,986)	(7,432)
Purchase of intangible assets	3.5	(7,612)	(1,785)
Investment in subsidiary, net of cash acquired		—	(321)
Payment of contingent considerations		(26)	—

Cash (outflow) from investing activities		(18,624)	(9,538)

Proceeds from financial liabilities	4.3	—	3,000
Repayment of financial liabilities	4.3	(3,000)	(1,200)
Payments of lease liabilities	4.3	(3,399)	(2,000)
Proceeds from issues of shares		133,266	—
Equity transaction costs		(1,476)	—
Interest paid		(595)	(491)

Cash inflow / (outflow) from financing activities		124,796	(690)

Change in net cash and cash equivalents	4.1	91,444	(15,447)
Net cash and cash equivalents at 1 January		120	15,762

Net impact of foreign exchange rate differences		(969)	(195)

Net cash and cash equivalents at 31 December		90,595	120

Consolidated changes in equity

in kCHF	Share capital	Capital reserves	Other reserves	Accumulated losses	Equity
Balance at 1 January 2019	1,870	49,982	(760)	(1,379)	49,712

Net loss	—	—	—	(1,473)	(1,473)
Other comprehensive loss	—	—	(1,085)	—	(1,085)

Comprehensive loss 2019	—	—	(1,085)	(1,473)	(2,559)

Capital increase	4	1,341	—	—	1,344
Share-based compensation	—	15,917	—	—	15,917

Balance at 31 December 2019	1,874	67,239	(1,846)	(2,853)	64,414

Net loss	—	—	—	(27,524)	(27,524)
Other comprehensive loss	—	—	(1,264)	—	(1,264)

Comprehensive loss 2020	—	—	(1,264)	(27,524)	(28,788)

Capital increase	298	132,968	—	—	133,266
Equity transaction costs	—	(1,476)	—	—	(1,476)
Share-based compensation	—	77,676	—	—	77,676

Balance at 31 December 2020	2,172	276,408	(3,110)	(30,377)	245,093

Notes to the consolidated financial statements

1 Basis for preparation

1.1 Corporate information

On is engaged in developing and distributing innovative premium performance sports products, sold worldwide through independent retailers and global distributors, an own online presence, and its own high-end stores.

The IFRS consolidated financial statements (“the financials”) present the financial position and the results of operations of On Holding AG, as ultimate parent company, and its subsidiaries. On Holding AG is a limited company incorporated in accordance with Swiss law under a private statue and is domiciled at Pfingstweidstrasse 106, Zurich, Switzerland.

The Audit Committee approved the issuance of these financials on 4 June 2021.

1.2 About the financials

The financials of On

•

Have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations (together “IFRS”) as issued by the International Accounting Standards Board (IASB).

•

Include the values of On Holding AG and its domestic and foreign subsidiaries as at 31 December 2020 over which On Holding AG exercised direct or indirect control. The fiscal year corresponds to the calendar year.

•

Present note disclosures related to the consolidated income statement, consolidated statement of comprehensive loss, consolidated cash flow statement, and consolidated statement of changes in equity for the respective year ended December 31. Note disclosures related to the Consolidated balance sheet are as at December 31.

•

Are published in Swiss Francs (CHF), the presentation currency of On Holding AG, rounded to thousands, unless otherwise stated. Due to rounding, figures in the financials may not add up exactly to the sum given.

•	Use the historical cost convention except for items that are required to be accounted for at fair value.

•	Classify assets as current if they are expected to be recovered within twelve months from the reporting date.

•	Classify liabilities as current if they are expected to be settled within twelve months from the reporting date.

•	Presents the applicable accounting policy within the respective note disclosures.

1.3 Oniverse

		Equity interest
Entity	Domicile	12/31/20	12/31/19
On Holding AG	Zurich, CH
On AG	Zurich, CH	100%	100%
On Brazil Ltda.	Sao Paulo, BR	100%	100%
On Cloud Service GmbH	Berlin, DE	100%	100%
On Clouds GmbH	Zurich, CH	100%	100%
On Europe AG	Zurich, CH	100%	100%

		Equity interest
Entity	Domicile	12/31/20	12/31/19
On Hong Kong Ltd.	Hong Kong, HK	100%	-
On Inc.	Portland, USA	100%	100%
On Japan K.K.	Yokohama, JP	100%	100%
On Oceania Pty Ltd.	Docklands, AU	100%	100%
On Running Canada Inc.	Vancouver, CA	100%	100%
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN	100%	100%
On Vietnam Company Ltd.	Ho Chi Minh City, VN	100%	100%

Brunner Mettler GmbH	Zurich, CH	100%	100%

Accounting policies

“Oniverse” represents the legal group structure of the On group. Entities are fully consolidated from the date on which control is transferred to On Holding AG, the parent company of the group. Control is achieved when On is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

For the consolidated entities, all assets, liabilities, income, and expenses are included in the financial statements. All intercompany balances and transactions (including unrealized profits on inventories) are fully eliminated in the process of consolidation.

1.4 New and amended standards and interpretations

On has adopted the following amendments for the first time in the current year. The amendments did not have a material impact on the consolidated financial statements.

Description	Standard Reference	IASB Effective Date
Definition of a business	Amendments to IFRS 3	January 1, 2020
Definition of material	Amendments to IAS 1 and IAS 8	January 1, 2020
Interest rate benchmark reform	Amendments to IFRS 9, IAS 39 and IFRS 7	January 1, 2020
General amendments	References to the conceptual framework	January 1, 2020
COVID-19 related rent concessions	Amendment to IFRS 16	June 1, 2020

Further, at the date of authorization of these financials, On has not applied the following new and revised IFRS Standards that have been issued by the IASB but are not yet effective:

Description	Standard Reference	IASB Effective Date
Insurance contracts	IFRS 17	January 1, 2023
Sale or contribution of assets between an investor and its associate or joint venture	IFRS 10 and IAS 28 (Amendments)	Effective date deferred indefinitely
Classification of liabilities as current or non-current	Amendments to IAS 1	January 1, 2023
Reference to the conceptual framework	Amendments to IFRS 3	January 1, 2022
Interest rate benchmark reform: Phase 2	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	January 1, 2021
Property, plant and equipment – proceeds before intended use	Amendments to IAS 16	January 1, 2022

Description	Standard Reference	IASB Effective Date
Onerous contracts – cost of fulfilling a contract	Amendments to IAS 37	January 1, 2022
Amendments to IFRS 1, IFRS 9, IFRS 16, and IAS 41	Annual improvements to IFRS standards 2018-2020 cycle	January 1, 2022

On does not expect that the adoption of the standards listed above will have a material impact on the financials of On in the current or future reporting periods.

1.5	Significant accounting judgments, estimates, and assumptions

The preparation of financials in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. This includes judgments, estimates, and assumptions in the ordinary course of business as well as non-operating events. Uncertainty about these judgments, assumptions, and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The judgments, estimates, and assumptions are continuously evaluated and are based on experience and other factors, including expectations of future events that are believed to be reasonable. Actual results may differ from these judgments, estimates, and assumptions. The main judgments, estimates, and assumptions with a significant risk of resulting in a material adjustment are described in the following notes:

•	3.4: Leases

•	3.5: Intangible assets

•	6.1: Share-based compensation

•	6.2: Employee benefits

•	6.3: Provisions

•	6.4: Taxes

The global spread of the coronavirus (COVID-19) since February 2020 and the resulting and recurring lockdown measures implemented by Governments across the world led to store closures and reduced economic activity within certain businesses such as retail. Consequently, the growth in net sales to recurring and new customers within the Wholesale sales channel for 2020 compared to 2019 was lower than originally anticipated. However, the lower net sales growth within the Wholesale sales channel was more than offset by the growth in net sales through On’s e-commerce platform within the Direct-to-Consumer sales channel.

Although the future outlook remains uncertain, On has adapted to the situation by closely managing relationships with wholesale customers and optimizing the sales mix between its Wholesale and Direct-to-Consumer sales channel.

On had sufficient liquidity and access to two overdraft facilities to meet all short-term financial obligations. Counterparty and foreign exchange risk continue to be actively managed, in line with On’s normal risk management approach as described in notes 5 Risk management. On did not experience any significant supply chain issues and was able to fulfil all sales commitments and execute planned new product launches.

On has assessed the consequences of the COVID-19 pandemic on the financials, specifically considering the impacts on key judgments and significant estimates and assumptions as detailed above. Based on this assessment, COVID-19 did not have a significant impact on the key judgements and significant estimates and assumptions.

In 2020, On did not receive any COVID-19 related government assistance.

2 Operational performance

2.1 Net sales

Net sales by sales channels:

in kCHF	2020	2019
Wholesale	264,819	200,716
Direct-to-Consumer	160,476	66,404

Net sales	425,295	267,120

Net sales by product groups:

in kCHF	2020	2019
Shoes	406,390	255,612
Apparel	15,750	9,570
Accessories	3,155	1,938

Net sales	425,295	267,120

On generates net sales primarily from the sale of premium performance shoes, apparel, and accessories. On has two sales channels being Wholesale (WHS) and Direct-to- Consumer (DTC). The WHS sales channel involves larger volumetric sales to wholesale customers (e.g. large retailers or retail associations) and international distributors (in markets where On does not have local sales teams) and which have the intention of re-selling the goods. The DTC sales channel includes sales to end customers directly through On’s e-commerce platform as well as through own retail stores.

Net sales by geographic regions (based on location of customers):

in kCHF	2020	Share	2019	Share
Europe	187,510	44%	128,344	48%
thereof Switzerland	51,837		31,348
North America	208,089	49%	111,761	42%
Asia-Pacific	22,999	5%	17,867	7%
Rest of World	6,697	2%	9,148	3%

Net sales	425,295	100%	267,120	100%

Due to its fragmented customer base, there is no single customer who accounts for more than 10% of total net sales.

For details on assets and liabilities related to contracts with customers refer to 3.1 Trade receivables and 3.6 Other current operating assets and liabilities, respectively. Trade receivables as shown in the balance sheet relate to the sale of products and other revenue.

Accounting policies

Revenue is measured based on the consideration to which On expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. On recognizes revenue when it transfers control of a product to a customer. All contracts with customers have an original expected duration of one year or less.

Consideration promised in On’s contracts with customers is variable due to anticipated reductions from sales returns, discounts and volume rebates. Significant estimate is not required when recognizing revenue on contracts containing discounts and volume rebates as the reduction in revenue is largely known by year end.

On sells innovative premium performance sports products through its Wholesales (WHS) and Direct-to-Consumer (DTC) sales channels.

Sales within the WHS sales channel

For sales of goods to the wholesale market, revenue is recognized at a point in time when control of the goods has transferred, being when the goods have been shipped to the customer’s specific location (delivery). Following delivery, the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility when onselling the goods and bears the risks of obsolescence and loss in relation to the goods. A receivable is recognized by On when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Payment terms for wholesale transactions depend on the country of sale or agreement with the customer and payment is generally required within 30 to 90 days or less of shipment to or receipt by the wholesale customer.

On has several consignment arrangements with wholesale customers whereby control of the goods is retained by On. For such arrangements, revenue will only be recognized when the goods have been sold by the wholesale customer to the final consumer.

Certain wholesale customers are part of wider associations which comprise of various independent retailing groups. These associations have a dedicated entity to provide an administrative service to the respective retailing groups within the association. The corresponding fee for this administrative service is passed to On and is expensed to selling expenses.

Sales within the DTC sales channel

For sales of goods to end consumers and retail customers, revenue is recognized when control of the goods has transferred, being upon shipment for e-commerce customers or at the point the customer purchases the goods at the retail store. Payment of the transaction price is due immediately at the point the customer purchases the goods.

Under On’s standard contract terms, retail customers have a right of return within 30 days. At the point when the control of goods has transferred, a refund liability (other current financial liabilities) and a corresponding adjustment to revenue is recognized for those products expected to be returned. At the same time, On has a right to recover the product when customers exercise their right of return so consequently recognizes a right to returned goods asset (other current operating assets) and a corresponding adjustment to cost of sales.

Relevant judgments and accounting estimates

Estimation is required to determine the expected amount On will be entitled to receive in connection with contracts containing a right of return. Estimates of sales returns are based on (1) accumulated historical experience within the respective geographical markets, and (2) specific identification of estimated sales returns not yet finalized with customers.

Actual returns in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns were significantly greater or lower than the refund liability established, a reduction or increase to net revenues would be recorded in the period in which such determination was made.

On reviews and refines these estimates on an annual basis.

2.2 Segment information

Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment.

On’s CODM is the On Executive Team which consists of the three Co-Founders and the two Co-CEOs. The CODM does not regularly review financial information for any individual component, such as sales channels, geographic regions or product groups that would allow decisions to be made about allocation of resources or performance.

On operates as single-brand consumer products business and therefore has a single reportable segment. This is primarily due to On’s business activities which focus on driving sales growth by increasing overall brand awareness and market share. The key operating expenditures related to cost of sales, distribution, selling, marketing and general and administrative expenses, are either not differentiated across individual components, or are managed to benefit the entire On brand irrespective of the impact on the potential profitability of a particular component.

The following table reports the carrying amount of On’s non-current assets by geographic area:

in kCHF	12/31/20	12/31/19
Europe	83,382	18,729
thereof Switzerland	82,288	17,837
North America	9,826	2,106
Asia-Pacific	6,067	2,195
Rest of World	1,030	440

Non-current assets	100,305	23,470

2.3 Selling, general and administrative expenses

in kCHF	2020	2019

Distribution expenses	(51,089)	(28,564)
Selling expenses	(35,615)	(23,487)
Marketing expenses	(45,626)	(28,553)
Share-based compensation	(54,765)	(18,838)
General and administrative expenses	(61,105)	(37,987)

Selling, general and administrative expenses	(248,199)	(137,428)

In 2020, selling, general and administrative expenses include depreciation and amortization of non-current assets in the amount of CHF 9,715k (2019: 3,744k). In addition, depreciation charges for production tools in the amount of CHF 2,377k (2019: 1,599k) are reported in cost of sales.

Total personnel expenses, excluding any costs related to share-based compensation, amount to CHF 57,643k in 2020 and CHF 35,998k in 2019, respectively.

2.4 Employees

in FTE	12/31/20	12/31/19

On studio and lab (Headquarter)	370	237
Europe	142	105
North America	166	102
Asia-Pacific	58	39
Rest of the world	8	6
Total employees (full-time equivalents)	744	489
thereof females	46%	47%
thereof males	54%	53%

Number of nationalities	52	43

Average age	33.7	33.5

3 Operating assets and liabilities

3.1 Trade receivables

Trade receivables are generally due within a payment period of between 30 to 90 days. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

in kCHF	12/31/20	12/31/19

Not yet due	37,695	29,681
Past due 1 - 90 days	12,921	9,712
Past due 91 - 180 days	513	1,239
Past due 181 - 360 days	820	687
Past due > 361 days	1,490	844
Gross carrying amount	53,439	42,162

Individual loss allowance	(1,750)	(547)
Expected credit loss	(58)	(194)
Loss allowance	(1,807)	(741)

Trade receivables	51,631	41,421

At the end of each reporting period, no single customer accounted for more than 10% of total trade receivables. Certain trade receivables have been pledged as collateral in relation to debt financing, refer to 5.4 Liquidity risk.

The recorded loss allowance for trade receivables reconciles as follows:

in kCHF	2020	2019

Individual loss allowance at 1 January	547	620
Additions	1,405	367
Usage	(6)	(409)
Release	(59)	(17)
Exchange differences	(137)	(14)

Individual loss allowance at 31 December	1,750	547

in kCHF	2020	2019

Expected credit loss at 1 January	194	39
Change	(129)	160
Exchange differences	(7)	(5)

Expected credit loss at 31 December	58	194

Refer to 5.3 Credit risk for additional information.

Accounting policies

Trade receivables represent On’s right to an amount of consideration that is unconditional and only a passage of time is required before payment of the consideration is due.

Trade receivables are initially recorded at original invoice amount and subsequently measured at amortized cost less loss allowance calculated based on the expected credit loss (ECL) model. On applies the simplified approach to measure credit losses, which uses a lifetime expected loss allowance for trade receivables. This approach considers historical credit loss experience as well as future expectations.

Trade receivables are written off when there is no reasonable expectation of recovery. The charges to the income statement are included in selling, general and administrative expenses.

Relevant judgments and accounting estimates

Expected credit losses (ECL’s) on trade receivables are calculated based on historical loss rates per region and adjusted by forward-looking quantitative and qualitative information such as the global economy outlook (real GDP growth). In addition, appraisals and data used by the internal planning department are taken into consideration.

Individual allowances and write-offs (partially or fully) on trade receivables are applied if there are objective indications for missing collectability such as legal procedures, insolvency or bankruptcy.

3.2 Inventories

in kCHF	12/31/20	12/31/19
Shoes	95,630	37,369
Apparel	6,700	5,692
Accessories	919	1,903
Allowances	(371)	(423)

Inventories	102,878	44,540

In 2020, inventories of CHF 132,045k (2019: CHF 81,065k) and valuation allowances of CHF 52k (2019: CHF 77k) were recognized in cost of sales. At reporting date, inventories held on consignment amounted to CHF 4,112k (2019: CHF 3,182k).

Certain inventories have been pledged as collateral in relation to debt financing, refer to 5.4 Liquidity risk.

Accounting policies	Inventories only include finished goods purchased from third parties. Cost of inventories include expenditures incurred in acquiring the products and bringing them to their current location and condition.

Subsequent measurement of the inventory items is made at the lower of cost or net realizable value. Net realizable value is the estimated selling price of each specific item in the ordinary course of business less freight and selling expenses. If the net realizable value is below the cost, an allowance is recognized for the remaining items on stock.

3.3 Property, plant and equipment

in kCHF	Leasehold improvements	Trade tools	Production tools	Other	Total

Cost at 1 January 2019	1,256	2,266	2,642	1,420	7,584

Additions	1,459	2,272	2,237	1,464	7,432
Disposals	—	(158)	—	(19)	(177)
Currency translation	(2)	(14)	—	(15)	(31)
Cost at 31 December 2019	2,713	4,365	4,879	2,851	14,808

Additions	4,101	2,324	2,913	1,647	10,986
Currency translation	(161)	(129)	—	(63)	(354)
Cost at 31 December 2020	6,652	6,561	7,792	4,435	25,440

Accumulated depreciation at 1 January 2019	(267)	(355)	(1,222)	(405)	(2,249)

Depreciation	(173)	(763)	(811)	(372)	(2,119)
Disposals	—	158	—	19	177
Currency translation	1	11	—	3	14
Accumulated depreciation at 31 December 2019	(440)	(949)	(2,033)	(756)	(4,177)

Depreciation	(311)	(1,842)	(1,453)	(706)	(4,312)
Currency translation	4	35	—	14	53
Accumulated depreciation at 31 December 2020	(747)	(2,755)	(3,486)	(1,448)	(8,436)
Net value
at 1 January 2019	988	1,912	1,420	1,015	5,335
at 31 December 2019	2,273	3,417	2,846	2,095	10,631
at 31 December 2020	5,905	3,806	4,306	2,987	17,004

Other comprises IT and office equipment as well as vehicles.

As at 31 December 2020, leasehold improvements in the amount of CHF 1,409k (31 December 2019: CHF 590k) are not yet in use.

Accounting policies

Property, plant and equipment (PPE) is valued at purchase cost less accumulated depreciation and any impairment in value. Leasehold improvements include costs incurred to enhance and expand offices, own retail stores and showrooms within the feasibility of the respective lease agreement.

Depreciation is calculated on a straight-line basis over the expected useful life of the individual assets or asset categories:

•  Leasehold improvements:

In line with the term of the property lease

•  Trade tools (e.g. point-of-sale and exhibition installations):

3 years

•  Production tools (e.g. molds at the factory sites):

4 years

•  Other (e.g. IT and office equipment and vehicles):

3 to 4 years

At each reporting date, the residual values, useful lives and method of depreciation are reviewed and adjusted prospectively, if applicable. Furthermore, On assesses whether there is any indication, that an asset may be impaired. If any such indication exists, the recoverable amount (being the higher of fair value less cost of disposal or value in use) of the individual asset is determined. If the recoverable amount is lower than carrying amount, an impairment loss is recognized.

PPE is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in the income statement.

3.4 Right-of-use assets

in kCHF	Storage	Stores and showrooms	Offices	Cars	Total

Cost at 1 January 2019	—	42	3,251	1,942	5,235

Additions	—	777	1,119	1,581	3,476
Disposals	—	—	(90)	(190)	(280)
Currency translation	—	(26)	(22)	(43)	(90)
Cost at 31 December 2019	—	793	4,258	3,290	8,341

Additions	9,782	7,350	4,513	995	22,640
Disposals	—	(42)	—	—	(42)
Currency translation	—	(724)	(160)	(141)	(1,025)
Cost at 31 December 2020	9,782	7,377	8,611	4,144	29,914
	—
Accumulated depreciation at 1 January 2019	—	(4)	(726)	(625)	(1,355)

Depreciation	—	(51)	(943)	(1,027)	(2,021)
Disposals	—	—	8	69	77
Currency translation	—	1	13	24	38
Accumulated depreciation at 31 December 2019	—	(53)	(1,649)	(1,559)	(3,261)
Depreciation	(244)	(1,107)	(1,666)	(1,113)	(4,131)
Currency translation	—	73	48	76	197
Accumulated depreciation at 31 December 2020	(244)	(1,088)	(3,267)	(2,596)	(7,195)

Net value
at 1 January 2019	—	38	2,525	1,317	3,880
at 31 December 2019	—	739	2,609	1,732	5,080
at 31 December 2020	9,538	6,289	5,344	1,548	22,719

The corresponding lease liabilities are reported in other current financial liabilities and other non-current financial liabilities, respectively. Refer to 4.3 Financial liabilities for additional information.

Accounting policies	On leases storage space, various offices, retail stores (including pop-ups), showrooms and cars. Lease contracts typically run for up to ten years, some include extension options.

At inception of a contract, On assesses whether it is a lease or contains a lease component. A right-of-use asset and a lease liability is recognized at the lease commencement date considering any relevant contractual condition. Short-term leases with a lease term of 12 months or less and low-value leases are recognized as an expense in the income statement on a straight-line basis over the lease term.

The right-of-use asset is initially measured at cost and, subsequently, at cost less accumulated depreciation and impairment losses as well as certain lease liability remeasurements. These costs comprise discounted and unpaid lease payments adjusted by initial direct cost, prepaid expenses, dismantling cost, and lease incentives received.

Depreciation is calculated on a straight-line basis over the shorter of the assets or asset categories’ useful life and the respective lease term:

•  Storage: 10 years

•  Offices: 2 to 15 years

•  Stores and showrooms: 3 to 10 years

•  Cars: 1 to 3 years

The lease liability is initially measured at the present value of any lease payments that are not paid at the commencement date and are discounted using On’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by the lease payments made. It is remeasured when there is a change in an input parameter or in the underlying estimates and assessments.

On only acts as lessee, not as lessor. For future lease obligations refer to 4.3 Financial liabilities.

Significant judgments and accounting estimates

On uses judgement to determine the lease term for some lease contracts which include extension and or termination options. The assessment of whether On is reasonably certain to exercise such options impacts the lease term which significantly affects the amount of right-of-use assets and lease liabilities recognized. A reassessment only happens when a significant event or change in circumstance occurs that is within the control of On and affects whether it is reasonably certain to exercise an option.

Furthermore, judgement is required to determine an appropriate incremental borrowing rate.

3.5 Intangible assets

in kCHF	Patents and other rights	Software	Goodwill	Total
Cost at 1 January 2019	6,125	2,132	—	8,257

Additions	351	1,434	—	1,785
Business combination	173	—	1,791	1,964
Cost at 31 December 2019	6,649	3,566	1,791	12,006

Additions	45,123	7,284	—	52,407
Currency translation differences	(1)	(0)	—	(2)

Cost at 31 December 2020	51,771	10,850	1,791	64,411

Accumulated depreciation at 1 January 2019	(3,596)	(1,298)	—	(4,893)

Amortization	(787)	(415)	—	(1,203)
Accumulated depreciation at 31 December 2019	(4,383)	(1,713)	—	(6,096)

Amortization	(2,666)	(982)	—	(3,648)
Currency translation differences	—	(0)		(0)

Accumulated depreciation at 31 December 2020	(7,049)	(2,695)	—	(9,744)

Net value
at 1 January 2019	2,529	834	—	3,364
at 31 December 2019	2,266	1,853	1,791	5,911

at 31 December 2020	44,722	8,155	1,791	54,667

Patents and other rights include a non-cash addition related to license rights for trademarks in the amount of CHF 44,795k. As part of the SLIA transaction (refer to 6.1 Share-based compensation for additional information), an intangible asset related to the license rights and corresponding equity instruments were determined at fair value. In 2020, the intangible asset and corresponding increase in capital reserves were recognized at the signing date of the agreement. The fair value of the intangible asset was determined by applying the relief from royalty methodology. The intangible asset is amortized over the useful life of 15 years.

As at 31 December 2020, software includes capitalized IT development costs not yet in use in the amount of CHF 364k (31 December 2019: CHF 38k).

In 2020, costs recognized in general and administrative expenses within the income statement for innovation and development amount to CHF 1,852k (2019: CHF 1,584k).

In 2019, On Holding AG acquired 100% of the outstanding shares in Brunner Mettler GmbH (BMCO). BMCO, based in Zurich, was a product design studio engaged in conceptualizing, creating, executing, and supporting the development and implementation of consumer products, with a focus on running, extreme sports, and lifestyle. Over the previous number of years, BMCO has been responsible for the design of On’s products and significantly contributed to On’s overall brand development. In 2020, BMCO’s design team that previously worked exclusively for On as an external supplier has been fully integrated.

Recognized identifiable net assets, goodwill, and net cash paid at acquisition date:

in kCHF	Fair value recognized
Cash and cash equivalents	379
Trade receivables	48
Other assets	13
Intangible assets[1]	173
Assets acquired	613

Other current liabilities	-89
Income tax liabilities	-11
Deferred tax liabilities	-34
Liabilities assumed	-134

Identifiable net assets at fair value	480

Goodwill	1,791

Consideration transferred	2,270

[1]

Intangible assets include a general purchase price retainer and a non-competition clause that were measured at their fair value at the acquisition date. The identified intangible assets are amortized between one and two years.

Goodwill is allocated and monitored on segment level. Based on the annual impairment assessments performed, there was no need to recognize any impairment of goodwill in 2020 nor 2019. None of the goodwill is expected to be deductible for tax purposes.

Accounting policies

Intangible assets acquired are valued at purchase cost less accumulated amortization and any impairment in value. On only capitalizes certain IT development costs if the identifiable asset is cumulatively commercially and technically feasible, can and will be completed, its costs can be measured reliably, and will generate probable future economic benefits. All other research and development costs are expensed as incurred.

Goodwill acquired in a business combination is measured at cost less any impairment in value. Goodwill is not amortized but is assessed for impairment annually or whenever events or changes in circumstances indicate that its value might be impaired.

Except for goodwill, On has no intangible assets with an indefinite useful life.

Amortization is calculated on a straight-line basis over the expected useful life of the individual assets or asset categories:

•  Patents and other rights: 4 years

•  License rights for trademarks: 15 years

•  Software acquired: 4 years

•  IT development costs capitalized: Determined separately for each asset, varies from 18 months to three years

For capitalized IT development costs, amortization starts when the asset is ready for use. Capitalized IT development costs not yet in use are tested annually for impairment or whenever events or changes in circumstances indicate that its value might be impaired.

At each reporting date, the residual values, useful lives and method of amortization are reviewed and adjusted prospectively, if applicable. Furthermore, On assesses whether there is any indication, that an asset may be impaired. If any such indication exists, the recoverable amount (the higher of fair value less cost of disposal or value in use) of the asset is estimated. If the recoverable amount is lower than carrying amount, an impairment loss is recognized.

Intangible assets are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in the income statement.

Significant judgments and accounting estimates

On uses judgement to determine commercial and technical feasibility when capitalizing certain IT development costs. In calculating the respective costs, both planning and actual data are taken into consideration. The determinants are reviewed on a regular basis.

The intangible asset corresponding to the SLIA transaction was calculated using the relief from royalty method, based on royalty data for comparable license agreements and businesses in the sporting goods and sports apparel sector. To validate the appropriateness of the royalty rate, the Knoppe formula was applied. When determining the fair value, a discount rate of 9.3% was used. The entity approach in terms of the weighted average cost of capital was applied. The saved license expenses (after tax) where calculated based on the estimated revenue multiplied with the relevant royalty rate.

For the purpose of impairment testing, the recoverable amount of the respective intangible asset is compared to its carrying amount. The recoverable amounts (the higher of fair value less cost of disposal or value in use) are measured on the basis of value-in-use calculations and as such are significantly impacted by the projected cash flows, the discount rates, and other parameters applied. These projections, estimates and input parameters subject to management judgment could vary significantly from future actuals.

3.6 Other current operating assets and liabilities

in kCHF	12/31/20	12/31/19

Accruals and prepaid expenses	5,213	7,528
Indirect taxes (VAT/GST) receivables	12,442	3,686
Other current assets	2,324	5,117

Other current operating assets	19,979	16,331

in kCHF	12/31/20	12/31/19
Accrued expenses	24,284	19,711
Indirect taxes (VAT/GST) payables	6,115	2,657
Other current liabilities	5,715	5,716

Other current operating liabilities	36,113	28,084

Accrued expenses mainly comprise accruals for outstanding vendor invoices and include personnel expenses such as bonus and vacation pay. Anticipated sales returns and the corresponding liabilities are reported in other current assets and liabilities, respectively.

4 Capital and financial management

4.1 Net cash and cash equivalents

in kCHF	12/31/20	12/31/19

Cash on hand	5	9
Current bank accounts	88,567	10,639
Digital wallets	2,070	1,281
Cash and cash equivalents	90,642	11,929

Current bank overdrafts	(46)	(11,809)

Net cash and cash equivalents	90,595	120

Digital wallets mainly include deposit account balances at online payment platforms such as PayPal. Current bank overdrafts are repayable on demand and are reported in other current financial liabilities on the balance sheet.

Accounting policies	Cash and cash equivalents include short-term highly liquid assets with a maturity of three months or less. On measures cash and cash equivalents at amortized costs. On does not recognize any credit impairment losses on these assets as the related credit risk is considered to be insignificant due to their short-term maturity and the external counterparties’ credit ratings.

4.2 Other current financial assets

in kCHF	12/31/20	12/31/19

Credit cards	7,271	3,231
Deposits	4,864	2,062
Other current financial assets	5,000	644
Other current financial assets at amortized cost	17,135	5,937

Positive fair value from derivatives	—	—
Other current financial assets at fair value through profit or loss	—	—

Other current financial assets	17,135	5,937

Due to their short-term nature, the carrying amount of other current financial assets at amortized cost correspond to their fair value. As of 31 December 2020, other current financial assets include prepayments made to customs authorities in the amount of CHF 3,467k (31 December 2019: CHF 0).

Refer to 5.2 Foreign currency risk for additional information on derivatives.

Accounting policies	On’s financial assets include cash and cash equivalents, trade receivables, and other current financial assets, which initially are recognized at fair value. Depending on the business model for managing these assets and the contractual terms of the resulting cash flows, On classifies financial assets as follows:

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in financial result. Any gain or loss arising on derecognition is recognized directly in the income statement.

Assets that do not meet the criteria above for amortized cost are measured at fair value through profit and loss. Any gain or loss on these assets is recognized immediately in the income statement.

4.3 Financial liabilities

in kCHF	12/31/20	12/31/19

Current bank overdrafts	46	11,809
Current lease liabilities	4,308	2,049
Short-term debt	200	3,026
Other financial liabilities	1,351	1,549
Other current financial liabilities at amortized cost	5,905	18,432

Negative fair value from derivatives	1,371	24
Other current financial liabilities at fair value through profit or loss	1,371	24

Other current financial liabilities	7,276	18,456

Non-current lease liabilities	19,174	3,113
Long-term debt	-	200
Other non-current financial liabilities at amortized cost	19,174	3,313

Other non-current financial liabilities	19,174	3,313

Due to their short-term nature, the carrying amount of other current financial liabilities at amortized cost correspond to their fair value. The carrying amount of long-term debt is a reasonable approximation of fair value.

Certain assets have been pledged in relation to current bank overdrafts, refer to 5.4 Liquidity risk for additional information.

For additional information on derivatives refer to 5.2 Foreign currency risk.

Accounting policies

On’s financial liabilities include trade payables, current bank overdrafts repayable on demand, short-term debts incl. bank loans, and other financial liabilities, which initially are recognized at fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in the income statement. A financial liability is only classified as at fair value through profit or loss if it is a derivative.

Financial liabilities are derecognized when the contractual obligations are discharged, cancelled, or expired.

Reconciliation of liabilities arising from financing activities:

in kCHF	Short-term debt	Long-term debt	Lease liabilities	Total
Balance at 1 January 2019	1,200	—	3,942	5,142
thereof current			1,509
thereof non-current			2,432

Proceeds from borrowings	3,000	—	—	3,000
Payments	(1,200)	—	(2,000)	(3,200)
Interest expenses paid	—	—	(61)	(61)

Non-cash transactions	26	200	—	226
Additions to lease liabilities			3,273	3,273
Exchange differences	—	—	8	8
Balance at 31 December 2019	3,026	200	5,162	8,388
thereof current			2,049
thereof non-current			3,113

Payments	(3,026)	—	(3,399)	(6,425)
Interest expenses paid	—	—	(281)	(281)

Additions to lease liabilities			22,598	22,598
Reclassifications	200	(200)		—
Exchange differences	—	—	(599)	(599)
Balance at 31 December 2020	200	—	23,482	23,682
thereof current			4,308
thereof non-current			19,174

4.4 Financial result

kCHF	2020	2019

Interest income employee benefits	27	47
Financial income	27	47

Bank charges and interest expenses	(625)	(577)
Interest expenses leases	(281)	(61)
Interest expenses employee benefits	(33)	(58)
Financial expenses	(940)	(697)

Foreign exchange gains/losses	(5,088)	(1,738)
Change in fair value of foreign exchange derivatives	(1,347)	(155)
Foreign exchange result	(6,434)	(1,893)

Financial result	(7,347)	(2,542)

Bank charges and interest expenses mainly include commitment fees paid for bank overdraft facilities, refer to 5.4 Liquidity risk for additional information.

4.5	Share capital

Issued registered shares
Shares outstanding at 1 January 2019	186,993

Capital increase from authorized capital	366
Shares outstanding at 31 December 2019	187,359

Ordinary capital increase	29,792

Shares outstanding at 31 December 2020	217,151

All ordinary shares issued are with restricted transferability and have a par value of CHF 10 with one share representing one voting right. No preference shares or different classes of shares exist. The issued capital is fully paid in.

In 2020, On Holding AG has completed two ordinary capital increases. The number of registered shares increased from 187’359 to 217’151 with restricted transferability and a par value of CHF 10, with one share representing one voting right. The share capital raised by CHF 298k, the share premium by CHF 132,968k.

At 31 December 2020, the conditional capital consists of a maximum of 28’730 (31 December 2019: 25’133) shares with a par value of CHF 10 each. These shares are reserved entirely for share-based compensation programs as described in 6.1 Share-based compensation.

4.6 Earnings per share

Basic earnings per share (EPS) is calculated by dividing On’s annual net income by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing On’s annual net income by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares. Dilutive effects arise from equity-settled share-based payment transactions. They are included even if the service conditions are not met, or respective performance conditions were fulfilled at the end of the reporting period. At 31 December 2020, 7’011 options (31 December 2019: 3’020 options) were excluded from the diluted earnings per share calculation as their effect was antidilutive. At 31 December 2020, 4’735 options (31 December 2019: 18’477 options) were excluded from the diluted weighted average number of ordinary shares as the respective performance conditions were not yet met at this date.

	2020	2019

Number of shares at 1 January	187,359	186,993
Number of shares at 31 December	217,151	187,359

Weighted number of outstanding shares	212,548	187,166

Number of shares with dilutive effects	—	—

Weighted number of outstanding shares (diluted and undiluted)	212,548	187,166

Net loss (kCHF)	(27,524)	(1,473)

Basic EPS (CHF)	(129.50)	(7.87)

Diluted EPS (CHF)	(129.50)	(7.87)

4.7 Capital and other reserves

in kCHF	12/31/20	12/31/19

Share premium	175,224	42,256
Legal reserves	2,662	2,662
Equity transaction costs	(1,876)	(400)
Share-based compensation	100,397	22,721

Capital reserves	276,408	67,239

Exchange differences	119	82
Actuarial gains and losses	(4,030)	(2,410)
Taxes on actuarial gains and losses	802	482

Other reserves	(3,110)	(1,846)

4.8 Commitments and contingencies

As at 31 December 2020, guarantees in the amount of CHF 497k (31 December 2019: CHF 509k) were provided in favor of third parties.

The Swiss On entities form a VAT group and, hence, every entity participating in the group is jointly and severally liable for VAT debt other group participants. Further On group entities participating in central cash pooling are jointly and severally liable for any debit position or outstanding overdraft in connection with them.

On has committed itself to several new lease contracts, which have not yet commenced as at 31 December 2020, and are therefore not yet recognized on balance sheet. The total committed future outflow resulting of these lease contracts amounts to:

in kCHF	12/31/20	12/31/19

Due < 1 year	3,640	781
Due 1 - 5 years	24,456	27,157
Due > 5 years	60,976	63,936

Commitments for future lease obligations	89,071	91,874

The majority of the future lease commitments relate to office contracts amounting to CHF 84,021k (2019: CHF 84,021k). The office contracts relate to the new On headquarters currently being built in Zurich with a scheduled move in 2022.

5 Risk management

On is exposed to market risk, foreign currency risk, credit risk and liquidity risk. On’s senior management oversees and monitors these risks supported by the Audit Committee that assures proper identification, measurement and management of these financial risks by implementing and maintaining a financial governance framework. The Board of Directors reviews and agrees policies for managing each of these risks at least once a year.

5.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises of three types of risk: interest risk, currency risk and other price risk. Financial instruments affected by market risk include cash and cash equivalents. On has no significant exposure to interest rate changes and other price risk.

In order to minimize the risks related to a potential unavailability of products, production capacity, and raw materials in the time required by production, On adopts a multi-sourcing strategy of diversifying suppliers and purchase plans with a medium-term time horizon. The price for raw materials and products and the corresponding fixed price period are generally agreed with business partners prior to the purchase order issuance and remains firm and unchanged for a six-month period in the absence of significant exchange rate and commodity price fluctuation (resulting in excess of ±3% of originally confirmed fixed price).

There were no material changes in the Group’s market risk exposures or changes in the way risk is managed and valued during the period.

5.2 Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. On’s exposure to the risk of changes in foreign currency rates is a direct result of multi-currency cash flows within the company. The vast majority of the transactional risk arises from product sourcing in USD, while sales are typically denominated in the local currency of the respective companies and sales markets. The currencies in which these transactions are mainly denominated are USD, EUR, CHF, GBP, JPY, CNY, BRL, and AUD.

The main exchange rates at the closing dates were the following:

Currency	12/31/20	12/31/19

AUD 1	0.68	0.68
BRL 100	17.02	24.07
CAD 1	0.69	0.75
CNY 100	13.51	13.88
EUR 1	1.08	1.09
GBP 1	1.21	1.28
JPY 100	0.86	0.89

USD 1	0.88	0.97

The main annual average exchange rates were the following:

Currency	2020	2019

AUD 1	0.65	0.70
BRL 100	19.28	25.69
CAD 1	0.71	0.76
CNY 100	13.79	14.58
EUR 1	1.08	1.13
GBP 1	1.23	1.28
JPY 100	0.89	0.92

USD 1	0.96	1.00

Accounting policies

On’s consolidated financial statements are presented in CHF, which is On’s functional and presentation currency. For each group entity, On determines its functional currency based on the primary economic environment in which the entity operates (normally the local currency). Items included in the financial statements of each group entity are measured using that functional currency.

Foreign currency transactions are translated into the respective functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the reporting date. The resulting exchange differences are recorded in the local income statements of the group entity and included in the financial result.

Non-monetary items that are measured based on historical cost in a foreign currency are translated using the historical exchange rate.

When translating foreign currency financial statements into CHF, closing exchange rates are applied to asset and liabilities, while average exchange rates are applied to income and expenses.

The group entities’ foreign currency financial statements are translated into On’s presentation currency CHF as follows:

•  Assets and liabilities for each balance sheet presented are translated at the closing rates at the reporting date.

•  Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates.

•  All resulting exchange differences are recognized in other comprehensive income in equity.

•  On disposal of a group entity, the related cumulative translation adjustment is transferred from equity to the income statement.

On regularly assesses its exposure to foreign currency risks and manages these risks by using a combination of different derivative financial instruments on a rolling basis up to twelve months. These instruments are exclusively used for managing the exposure to fluctuations in foreign exchange rates connected with future cash flows and not for speculative positions. No hedge accounting is applied. Derivative instruments are recorded as financial assets or liabilities at fair value through profit or loss.

On offsets positive and negative fair values of derivative instruments and reports the net amount in either current financial assets or current financial liabilities. The respective gross amounts are as follows:

in kCHF	12/31/20	12/31/19

Fair value of financial assets from derivative instruments (gross)	—	70
Fair value of financial liabilities from derivative instruments (gross)	(1,371)	(94)

Fair value of derivative instruments (net)	(1,371)	(24)

In 2020, fair value losses on derivatives at fair value through profit or loss in the amount of CHF (1,347k) (2019: CHF (155k)) have been recognized in financial result.

Accounting policies

On’s derivative financial instruments only include foreign exchange forward contracts. Derivatives are initially recognized in the balance sheet at fair value and are remeasured as to their current fair value at the end of each subsequent reporting period. Derivatives are derecognized upon settlement.

Positive and negative fair values of derivative instruments are offset if they are concluded with the same counterparty and are regularly settled simultaneously.

Based on foreign currency sensitivity analysis, net income is impacted as follows by a 10% fluctuation in On’s main currencies (excluding the impact of derivative financial instruments):

in kCHF	12/31/20	12/31/19

Change in USD/CHF +10%	(6,752)	(2,162)
Change in USD/CHF -10%	8,253	2,630

Change in EUR/CHF +10%	221	(181)
Change in EUR/CHF -10%	(270)	221

5.3 Credit risk

Credit risk is the possibility of a loss resulting from a counterparty’s failure to meet its contractual obligation. On is exposed to credit risks from its operating activities and from certain financing activities. A potential concentration in credit risk mainly arise from trade receivables and other financial assets such as credit cards and deposits. The maximum exposure is limited to the respective carrying amounts.

Due to its fragmented customer base (no relevant concentration of credit risk by type of customer or geography), On’s credit risk exposure is mainly influenced by individual customer characteristics. Core banking relationships are maintained with investment grade rated financial institutions only.

New customers are assessed for creditworthiness before standard payment and delivery terms and conditions are offered, and individual tolerance limits are established. Creditworthiness as well as customers receivable limits are monitored on an ongoing basis. Customers that fail to meet On’s minimum creditworthiness may, in general, order only on a prepayment basis.

Other activities to mitigate credit risks are risk-based credit insurances for the majority of On’s third-party distributors.

5.4 Liquidity risk

Liquidity risks arise from not having the necessary resources available to meet maturing liabilities with regard to timing, volume and currency structure. On’s finance department is centrally managing the net cash and cash equivalent position to mitigate liquidity risk and to ensure On’s obligations can be settled on time.

Main procedures in place to mitigate liquidity risks comprise:

•	Centralized control system to manage the net financial position of On and its subsidiaries;

•	Obtaining and maintaining forward-looking credit lines to create an adequate debt structure optimizing the liquidity provided by the credit system;

•	Continuous monitoring of future cash flows based on rolling forecast and budget data.

Contractual maturities of On’s financial liabilities:

in kCHF	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/20

Trade payables	41,543				41,543

Current bank overdrafts	46				46
Current lease liabilities	1,282	3,639			4,921
Short-term debt	200				200
Other financial liabilities	2,722				2,722

Other current financial liabilities	4,250	3,639			7,890

Non-current lease liabilities			10,672	9,062	19,734

Other non-current financial liabilities			10,672	9,062	19,734

in kCHF	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/19

Trade payables	16,414				16,414

Current bank overdrafts	11,809				11,809
Current lease liabilities	591	1,539			2,130
Short-term debt	3,026				3,026
Other financial liabilities	1,573				1,573

Other current financial liabilities	16,998	1,539			18,537

Non-current lease liabilities			2,852	259	3,111

Long-term debt			200		200

Other non-current financial liabilities			3,052	259	3,311

On had two bank overdraft facilities with different lenders with credit limits of up to CHF 27,500k (2019: CHF 27,500k) and USD 7,500k (USD 7,500k), respectively. Both facilities expire in 2023. The CHF 27,500k credit facility includes a committed amount of CHF 10,000k, whereas the USD 7,500k facility is uncommitted. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on On’s net working capital. Any amounts drawn in excess of the committed amounts are repayable on demand. The facilities also contain financial covenants that depend on On’s net equity as well as key ratios related to debt to EBITDA and debt to gross profit.

The following assets have been pledged in relation to the financial liabilities resulting from the two facilities:

in kCHF	12/31/20	12/31/19

Trade receivables	12,400	12,964
Inventory	56,483	24,510

Assets pledged	68,882	37,474

As at 31 December 2020, the undrawn amount was CHF 34,083k (31 December 2019: CHF 22,954k).

5.5 Capital risk management

To uphold investor, creditor, and market confidence and to sustain future development of the business, On focuses on maintaining a strong capital base. On manages its capital structure and makes adjustments in line with changes in general economic conditions and according to its strategic objectives.

6 Other disclosures

6.1 Share-based compensation

Over the previous years, On granted various kinds of share-based compensation plans for selected employees including group executive team and senior management team. The purpose of the various plans is to reward long-term and valued employees for their individual performance by giving them the opportunity to benefit from the evolvement of On by receiving a bonus in the form of share-based payment awards.

All awards granted under the different share-based compensation plans were classified as equity-settled share-based payments. The grants under the different plans are valued using a Cox-Rubinstein binomial tree model in order to take into account the complexity of their structure. In addition to the share-based compensation plans for selected employees, On granted share-based compensation in connection with a services, license, and investment agreement.

As at 31 December 2020, On has recognized an increase in equity in the balance sheet of CHF 77,676k (December 31 2019: CHF 15,917k) for share-based compensation. The expense for 2020 amounts to CHF 54,765k (2019: CHF 18,838k).

Overview of the different programs:

On Employee Participation Program (OEPP) 2013-2017

Selected employees are entitled to receive 100% of their annual bonus in On phantom shares. The quantity of these shares is based on the annual bonus (achieved) and the valuation of real On shares. Phantom shares are valued equally to shares of on Holding AG. In case of any termination of the employment contract (either by the employee or by On) before an exit scenario, all phantom shares will remain valid for six months (starting with the date of termination). In case of no exit scenario within six months after date of termination, all phantom shares will diminish without compensation. Based on the shareholder’s agreement of On, the following exit scenarios are applicable to phantom shares and will be treated as following:

•  In the event of an IPO, On agrees to pay for each phantom share the following amount, either in cash or in shares of On (decision right is with On): Amount paid at the IPO per share of On.

•  In the event of a trade sale of 50% or more of the shares of On to a third party, On agrees to pay for each phantom share an amount paid by the third party per share of On in cash or in shares of On (decision right is with On).

On Employee Participation Program (OEPP) 2018	Phantom shares under the OEPP 2018 may be granted on an annual basis based on a calculation amount of 0 – 30% of a participant’s annual compensation. Vesting of the phantom shares depends on the occurrence of an exit scenario. If the exit event is a listing (IPO), 100% of the phantom shares shall vest upon exit. In an exit event other than a listing (IPO), 1/3 of the phantom shares shall vest upon exit; 1/3 of the phantom shares shall vest at the first anniversary of the exit, and 1/3 of the phantom shares shall vest at the second anniversary of the exit. However, if the exit event occurs after the third anniversary of the granting date, 100% of the phantom shares shall vest upon exit.

Vested phantom shares shall be settled in either cash or shares (decision right is with On). Two third of the shares acquired upon settlement of phantom shares shall be subject to lock-up periods.

Long Term Participation Plan (LTPP) 2018	LTPP 2018 awards may be granted on an annual basis based on a calculation amount of 0 – 30% of a participant’s annual compensation. Awards under the LTPP 2018 may be granted either as options or as phantom shares. The exercise price amounts to CHF 10 per option/phantom share. Awards under the LTPP shall vest on the third anniversary of the contractual granting date. Vested awards may be exercised until the tenth anniversary of the contractual granting date. Two third of the shares acquired upon exercise of vested awards shall be subject to lock-up periods.

Long Term Incentive Plan (LTIP) 2018

The exercise price of the options granted under the LTIP 2018 for non-US Participants shall be set at CHF 10. For US Participants, the exercise price shall be set at the valuation price applicable at the contractual granting date. Options under the LTIP 2018 shall vest on the earlier of the occurrence of an exit or, in case of business continuation, on 1 April 2021.

If vesting occurs due to an exit, the compensation committee will determine the number of options vested based on the vesting scale depending on the level of achievement of IRR at exit. In case of business continuation, the compensation committee will determine the number of options vested based on the vesting scale depending on the level of achievement of net sales, gross profit and EBITDA, whereby net sales, gross profit and EBITDA shall be determined on the basis of the audited consolidated financial statements 2020 of the On Group. Two third of the shares acquired upon exercise of vested options shall be subject to lock-up periods.

In 2019, the terms and conditions of the LTIP 2018 were amended. The amendment allows for accelerated vesting of the options under the amendment in case of a successful capital increase specified in the terms and conditions of the amendment. In case of the accelerated vesting the vesting scale will be set to 100% for the corresponding options.

Service, License, and Investment Agreement (SLIA) 2019

At the end of 2019, a “service, license and investment agreement” was negotiated between On and third parties. The parties enter into an agreement under which On shall be granted the right to use trademarks and other intangible assets in connection with the development, advertisement, promotion, and sale of certain products (the “license”) as well as promotional services (the “services”) by the third parties in return for shares at a preferential price and options to purchase On shares. The number of exercisable options depends on the revenues of the fiscal years 2024 and 2025.

The increase in equity related to the SLIA transaction regarding the fair value of the license intangible asset was determined by the relief from royalty method (refer to 3.5 Intangible assets for additional information). The remaining share options for services received were measured indirectly as the difference between the fair value of the intangible asset and the fair value of the equity instruments granted. The fair value of the equity instruments is measured at the grant date in May 2020. However, as the rendering of service already began in November 2019, the related vesting period started in 2019.

Subsequently, the performance condition and the number of shares to be issued at settlement date is assessed. The difference between the equity instruments recognized at grant date and the settlement date is recognized in the income statement over the vesting period (shared-based compensation).

For award valuation, the contractual life of the options and the possibility of early exercise were considered in the binominal model. The valuation model uses time congruent risk-free interest rates. The expected volatility was determined based on the time congruent historical volatility of peer group companies. The expected volatility taken into account builds on the assumption that future trends can be inferred from historical volatility, which means that the volatility that actually occurs may differ from the assumptions made.

Compensation of non-executive members of the Board of Directors of On (BoD) 2019

In 2019, a share-based compensation program for non-executive members of the Board of Directors of On was initiated. Within the compensation program the non-executive board members are granted a certain amount of On shares for their services as board members.

Since within the compensation for the non-executive board members real On shares were granted, no option pricing model was applied.

Development of grants under share-based compensation programs:

Program	OEPP 2013-17	OEPP 2018	LTPP 2018	LTIP 2018	SLIA 2019	BoD 2019

Awards outstanding at 1 January 2019	111	797	2,787	11,915	—	—

Awards granted	—	242	241	1,813	3,760	133
Awards forfeited	(111)	—	—	—	—	—

Awards outstanding at 31 December 2019	—	1,039	3,028	13,728	3,760	133

with maximum term (years)	—	—	—	—	5	—
thereof exercisable	—	—	—	—	—	—

Awards outstanding at 1 January 2020	—	1,039	3,028	13,728	3,760	133

Awards granted	—	261	193	1,676	—	21
Awards forfeited	—	—	—	(60)	—	—
Awards exercised	—	(320)	—	(10,887)	—	—

Awards outstanding at 31 December 2020	—	980	3,221	4,457	3,760	154

with maximum term (years)	—	—	—	—	5	—
thereof exercisable	—	—	—	—	—	—

Parameters taken into account in the valuation:

OEPP 2018

Grant date	3/31/20	3/31/19

Share price on the measurement date (CHF)	8,884	3,673
Expected life of the award on the grant date (years)	3.1	2.9
Exercise price (CHF)	10	10
Expected dividend yield (%)	—	—
Risk-free interest rate (%)	(0.68)	(0.75)
Expected volatility of the share price (%)	38.72	35.68

Option value (CHF)	8,874	3,663

LTPP 2018

Grant date	3/31/20	3/31/19

Share price on the measurement date (CHF)	8,884	3,673
Expected life of the award on the grant date (years)	10.0	10.0
Exercise price (CHF)	10	10
Expected dividend yield (%)	—	—
Risk-free interest rate (%)	(0.38)	(0.41)
Expected volatility of the share price (%)	37.03	35.46

Option value (CHF)	8,874	3,663

LTIP 2018

Grant date	3/1/20 (non-US)	3/1/20 (US)	3/1/19 (non-US)	3/1/19 (US)

Share price on the measurement date (CHF)	8,884	8,884	3,673	3,673
Expected life of the award on the grant date (years)	5.0	5.0	5.0	5.0
Exercise price (CHF)	10	4,557	10	1,952
Expected dividend yield (%)	—	—	—	—
Risk-free interest rate (%)	(0.80)	(0.80)	(0.58)	(0.58)
Expected volatility of the share price (%)	37.61	37.61	34.00	34.00

Option value (CHF)	8,874	4,334	3,663	1,905

SLIA 2019

Measurement date	4/28/20

Share price on the measurement date (CHF)	8,884
Expected life of the award on the grant date (years)	4.7 to 5.7
Exercise price (CHF)	10
Expected dividend yield (%)	—
Risk-free interest rate (%)	-0.67 to -0.65
Expected volatility of the share price (%)	34.0 to 34.6

Option value (CHF)	8,874

Accounting policies

Employees and others providing similar services to On receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). Furthermore, employees and others providing similar services to On are granted share appreciation rights, which are settled in cash (cash-settled transactions). All share-based plans of On have been identified to be equity-settled.

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. That cost is recognized as personnel expenses, together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expenses recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the On’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the income statement for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Significant judgments and accounting estimates

For award valuation the contractual life of the options and the possibility of early exercise are considered in the binomial model. The valuation model uses time congruent risk-free interest rates. For estimating the time congruent risk-free interest rates, yields of “Switzerland Sovereigns” were used. For the purposes of the valuation of the awards, the expected volatility of the On share was determined based on the time congruent historical volatility of peer group companies. The expected volatility taken into account builds on the assumption that future trends can be inferred from historical volatility, which means that the volatility that actually occurs may differ from the assumptions made.

The expense resulting from the share-based payment transactions is recognized during the vesting period on a pro-rata-basis with a corresponding increase in equity. Furthermore, the amount recognized is based on the best available estimate of the number of equity instruments expected to vest and is revised, if subsequent information indicates that the number of equity instruments expected to vest differs from previous estimates. The expected dividend yield relies on management estimates.

When determining the expense recognition as at 31 December 2020, an average expected fluctuation of 7.5% p.a. was determined by On based on historical fluctuation and management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

6.2 Employee benefit obligations

On globally maintains different pension plans based on the respective legislation in each country. Current pension arrangements for On employees in Switzerland are made through plans governed by the Swiss Federal Occupational Old Age, Survivors and Disability Pension Act (BVG). These plans are funded by regular employee and employer contributions and are administered by an independent third party.

Final benefits are contribution-based with certain minimum guarantees. Due to these minimum guarantees, On’s Swiss plans are treated as defined benefit plans for the purposes of these financial statements, although it has many of the characteristics of a defined contribution plan. The plans are invested in a diversified range of assets in accordance with law, the investment strategy, and the common criteria of an asset and liability management.

All other plans outside of Switzerland are treated as defined contribution plans. The contributions of those plans are recognized as personnel expenses in the period during which the related services are rendered by employees.

The result of the Swiss defined benefit plans is summarized in the tables below:

Employee benefit obligations

in kCHF	12/31/20	12/31/19

Present value of defined benefit obligation	(16,751)	(11,283)
Fair value of plan assets	11,121	8,238

Employee benefit obligations	(5,630)	(3,045)

As of 31 December 2020, the defined benefit obligation has a weighted average duration of 20.5 years (31 December 2019: 20.5 years).

There is no effect from asset ceiling in any reporting period. Employee benefit obligations reconciles as follows:

in kCHF	2020	2019

Employee benefit obligations at 1 January	(3,045)	(1,785)

Amounts recognized in income statement	(1,625)	(640)
Amounts recognized in other comprehensive income	(1,620)	(1,392)
Contributions by the employer	661	772

Employee benefit obligations at 31 December	(5,630)	(3,045)

Amounts recognized in income statement

in kCHF	2020	2019

Current service cost	1,619	955
Past service cost	—	(326)
Net interest cost	7	11

Employee benefit expenses	1,625	640

Remeasurements recognized in equity (other comprehensive income)

in kCHF	2020	2019

Actuarial losses/(gains) from
changes in financial assumptions	(242)	1,229
changes in experience adjustments	1,797	697
Return on plan assets excl. interest income	65	(534)

Net actuarial result from defined benefit plans	1,620	1,392

Defined benefit obligation

in kCHF	2020	2019
Present value of defined benefit obligation at 1 January	11,283	7,124

Current service cost	1,619	955
Contributions by the employees	983	642
Interest expenses	33	58
Past service cost	—	(326)
Benefits paid	1,278	904
Actuarial losses/(gains) from
changes in financial assumptions	(242)	1,229
changes in experience adjustments	1,797	697

Present value of defined benefit obligation at 31 December	16,751	11,283

Plan assets

in kCHF	2020	2019

Fair value of plan assets at 1 January	8,238	5,339

Contributions by the employer	661	772
Contributions by the employees	983	642
Interest income	27	47
Benefits paid	1,278	904
Return on plan assets excl. interest income	(65)	534

Fair value of plan assets at 31 December	11,121	8,238

The plan assets consist of (all with quoted market prices):

	12/31/20	12/31/19

Cash and equivalent	2.9%	1.3%
Debt instruments	24.5%	24.5%
Equity instruments	33.7%	34.0%
Real estate	18.5%	13.8%
Mortgages	5.2%	5.0%
Alternative assets	15.2%	21.4%

Total	100.0%	100.0%

Principal actuarial assumptions

	12/31/20	12/31/19

Discount rate	0.2%	0.3%
Expected rate of salary increase	1.5%	1.5%
Expected rate of pension increase	0.0%	0.0%

Demographic assumptions	BVG 2015 generation table	BVG 2015 generation table

Sensitivity analysis: Impact on defined benefit obligation

in kCHF	12/31/20	12/31/19

Discount rate
-0.5%	1,900	1,279
+0.5%	(1,548)	(1,043)
Expected rate of salary increase
-0.5%	(382)	(289)
+0.5%	392	250
Life expectancy
-1 year	(267)	(184)

+1 year	262	181

Accounting policies

Accounting and reporting of the Swiss defined benefit plans are based on annual actuarial valuations. Defined benefit obligations and service costs are assessed using the projected unit credit method, with the cost of providing pensions charged to the income statement so as to spread the regular cost over the service lives of employees participating in these plans. The pension obligation is measured as the present value of the estimated future outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Service cost from defined benefit plans are charged to the income statement within the operating result. If the fair value of the plan assets exceeds the present value of the defined benefit obligation, only a net pension asset is recorded, taking account of the asset ceiling.

The net interest component is calculated by applying the discount rate to the employee benefit obligations (net defined benefit asset or liability) and is recognized in the income statement in the financial result. Actuarial gains and losses, resulting from changes in actuarial assumptions and differences between assumptions and actual experiences, are recognized the equity (other comprehensive income) in the period in which they occur.

Significant judgments and accounting estimates	The carrying amounts of defined benefit pension plans are based on actuarial valuations. These valuations are calculated based on statistical data and assumptions about discount rates, expected rates of return on plan assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

6.3 Provisions

in kCHF	Social charges	Long- service leave	Total

Balance at 1 January 2019	1,461	—	1,461

thereof current	—	—	—
thereof non-current	1,461	—	1,461

Increases	2,871	584	3,454
Exchange differences	25	6	31

Balance at 31 December 2019	4,357	590	4,947

thereof current	—	246	246
thereof non-current	4,357	344	4,701

Increases	15,702	349	16,051
Exchange differences	16	9	24

Balance at 31 December 2020	20,074	947	21,022

thereof current	—	376	376

thereof non-current	20,074	571	20,645

Provisions for social charges consider any costs related to local legal requirements related to share-based compensation. In 2019, On introduced a jubilee bonus to reward long-serving employees.

Accounting policies	Provisions are recognized when On has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resource will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows.

Significant judgments and accounting estimates	Provisions are based upon best estimates, taking into consideration past experience and currently available information. Given that judgment has to be applied, the actual costs and results may differ from these estimates.

6.4 Income taxes

in kCHF	2020	2019

Current income taxes	4,107	4,200
Deferred income taxes	(1,024)	420

Income taxes	3,083	4,620

The income taxes reflected in the financial statements and the amount calculated at the expected tax rate reconcile as follows:

in kCHF		2020		2019

(Loss)/Income before taxes		(24,441)		3,147

Expected tax rate / tax expenses	19.7%	(4,815)	19.7%	620

Income and expenses not subject to tax, net	0.7%	(167)	6.4%	201
Local actual tax rate different to On’s expected average tax rate	-3.1%	759	-1.1%	(34)
Deferred taxes due to changes in tax rate	0.0%	—	-3.1%	(97)
Non-deductible expenses	-30.5%	7,444	117.9%	3,711
Prior year adjustments and other items, net	0.6%	(139)	6.9%	218

Effective tax rate / tax expenses	-12.6%	3,083	146.8%	4,620

The effective tax rate is significantly impacted by non-deductible expenses mainly related to share-based compensation.

On May 19, 2019, the Swiss electorate passed the Federal Act on Tax Reform and AHV Financing (TRAF). The tax reform abolished the tax regimes for holding, domiciliary and mixed companies as of January 1, 2020 and introduced new tax measures. To the extent that the tax reform requires cantonal and communal tax law changes, these had to be implemented through modification of the cantonal tax law. On September 1, 2019, in a public vote, the electorate of the canton of Zurich accepted the respective revision of the cantonal tax law. The TRAF and tax practice also foresee measures to ease the transition between the old and new tax regime.

The relevant changes to On include a decrease in the statutory income tax rate in the canton of Zurich, effective from January 1, 2021 and a corresponding decrease in the expected average tax rate.

Change of net deferred tax assets and liabilities:

in kCHF	2020	2019
Net amount at 1 January	(1,001)	(839)
thereof deferred tax assets	1,849	1,092
thereof deferred tax liabilities	(2,849)	(1,930)

Taxes charged
to income statement	1,024	(420)
to other comprehensive income	319	269
Exchange differences	(187)	(586)

Net amount at 31 December	251	(1,001)

thereof deferred tax assets	5,915	1,849

thereof deferred tax liabilities	(5,664)	(2,849)

Deferred tax assets and liabilities relate to the following items:

			12/31/20			12/31/19
in kCHF	Assets	Liabilities	Net amount	Assets	Liabilities	Net amount

Trade receivables	—	(817)	(817)	2	(593)	(591)
Inventories	3,393	(3,777)	(384)	973	(1,695)	(722)
Other current assets	1,008	(4)	1,004	—	(9)	(9)
Property, plant and equipment	4	(506)	(502)	—	(836)	(836)
Right-of-use assets	—	(2,445)	(2,445)	—	(1,124)	(1,124)
Intangible assets	—	(3,194)	(3,194)	—	(500)	(500)
Other current financial liabilities	566	(47)	519	639	—	639
Other current operating liabilities	0	(83)	(83)	—	—	—
Current provisions	80	—	80	53	—	53
Employee benefit obligations	1,109	—	1,109	600	—	600
Non-current provisions	128	(2)	126	74	—	74
Other non-current financial liabilities	2,106	(2)	2,104	673	—	673
Tax loss carryforwards	2,732	—	2,732	741	—	741
Deferred tax assets (liabilities)	11,127	(10,877)	250	3,756	(4,757)	(1,001)

Offsetting	(5,212)	5,213		(1,908)	1,908

Deferred tax assets (liabilities) on balance sheet	5,915	(5,664)	251	1,849	(2,849)	(1,001)

As of each reporting date, all tax loss carryforwards are capitalized as deferred tax assets.

Accounting policies

Income taxes include all current and deferred taxes which are based on income. Taxes which are not based on income, such as taxes on wealth and capital, are recorded as other operating expenses.

Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Deferred tax is recorded on the valuation differences (temporary differences) between the tax bases of assets and liabilities and their carrying values in the consolidated balance sheet. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences and tax losses can be offset.

Deferred income tax liabilities are provided for on taxable temporary differences arising from investments in subsidiaries, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by On and it is probable that the temporary difference will not reverse in the foreseeable future.

Current and deferred tax assets and liabilities are offset whenever they relate to the same taxing authority and taxable entity.

Significant judgments and accounting estimates

On is subject to income taxes in numerous jurisdictions and significant judgment is required in determining the worldwide provision for income taxes. The multitude of transactions and calculations implies estimates and assumptions. On recognizes liabilities on the basis of amounts expected to be paid to the tax authorities.

Deferred tax assets relate to deductible differences and, in certain cases, tax loss carry forwards, provided that their utilization appears probable. The recoverable value is based on forecasts of the corresponding taxable On entity over a period of several years. The capitalized tax loss carryforwards are essentially related to companies with transfer price arrangements in place, which will lead to a profit before tax. Therefore, the assumption is that the entities can use the tax losses. As actual results may differ from these forecasts, the deferred tax assets may need to be adjusted accordingly.

6.5	Related parties

A legal or natural person is related to an On entity if the party directly or indirectly controls, is controlled by, or is under common control with the entity, has an interest in the entity that gives it significant influence over the entity, has joint control over the entity or is an associate or a joint venture of the entity.

On has identified the following related parties:

•	Members of the On Executive Team

•	Members of the Board of Directors of On

•	Shareholders that have significant influence by delegating a member into the Board of Directors of On

No related party exercise control over On. In 2020, total share-based compensation of the non-executive members of the Board of Directors of On amounts to CHF 95k (2019: CHF 575k). A related party participated at the ordinary capital increase in February 2020 and purchased 861 shares for the amount of CHF 7,649k.

There were no further transactions with related parties for the relevant financial years except for the following transactions with the five members of On’s executive team:

in kCHF	2020	2019

Short-term employee benefits	1,825	2,556
Post-employment benefits	2,072	273
Share-based compensation	10,044	9,568

On Executive Team	13,940	12,397

6.6	Government grants

On is entitled to investment grant within a framework of improving the regional economic structure by providing jobs in the Berlin region from Germany’s national government authorities. The entitlement depends on various conditions, including the number and quality of jobs created and local investments spent within three years until 2021. As at 31 December 2020 and 2019, these conditions were not yet entirely fulfilled. However, On assumes to meet the grant’s requirements by the end of the project.

On did not benefit from any other form of government assistance.

In 2020, the income accrued from government grants is reported as a deduction from the related expenses and amounts to CHF 464k (2019: CHF 400k).

Accounting policies	On only recognizes government grants relating to income if it is reasonably certain that the conditions attached to the grants will be fulfilled. The grants actually awarded are recognized at their fair value. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

6.7 Events after the balance sheet date

On April 21, 2021, our shareholders approved the creation of a second share class (“Class B voting rights shares”). The Class B voting rights shares are held by the members of the extended founder team and cannot be sold in the market nor can they be transferred to others, including family members. The holders of the Class B voting rights shares commit themselves to several sunset rules in order to ensure that, if pre-defined sunset events are triggered, the Class B voting rights shares are converted back into Class A ordinary shares. Members of the extended founder team exchanged 27,635 Class A ordinary shares into 276,350 Class B voting rights shares. Each Class B voting rights share carries one voting right; therefore, this transaction increased the holders of the Class B voting rights shares by a ratio of 10:1. The par value and dividend and distribution rights of a Class B voting rights share are each 1/10 that of a Class A ordinary share. This transaction did not result in any economic dilution of the Class A ordinary shares.

Dream On.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. The information below is presented before giving effect to the Share Capital Reorganization.

Name or Class of Purchaser	Date of Issuance	Title of Security	Number of Securities	Consideration (in CHF)
Directors, officers, employees and consultants	March 2021	Common Registered Shares (now Class A ordinary shares)	7,076	70,760
Private investment fund	May 2020	Common Registered Shares (now Class A ordinary shares)	4,834	48,340
Directors, officers, employees and consultants	February 2020	Common Registered Shares (now Class A ordinary shares)	10,887	108,870
Various private equity investment funds, institutional investors and other persons	February 2020	Common Registered Shares (now Class A ordinary shares)	14,071	125,006,764
Employees and consultants	January 2020	Common Registered Shares (now Class A ordinary shares)	452	4,520
Directors, officers, employees and consultants	November 2018	Common Registered Shares (now Class A ordinary shares)	13,353	133,530

The offers, sales and issuances of the securities described in the preceding table were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

Item 8.	Exhibits and Financial Statement Schedules

Exhibits

The Exhibit index attached hereto is incorporated herein by reference.

Financial Statement Schedules

All schedules have been omitted because they are not required or are not applicable, or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement.*

3.1	Form of Amended and Restated Articles of Association of On Holding AG, to be in effect immediately prior to the consummation of this offering.

5.1	Opinion of Lenz & Staehelin, Swiss counsel of On Holding AG, as to the validity of the Class A ordinary shares.

10.1	Form of Shareholders’ Agreement by and among On Holding AG and the extended founder team of On Holding AG.

10.2	On Holding AG Long Term Incentive Plan 2020-2023.

10.3	Amendment 2021 to the Long Term Incentive Plan 2020-2023.

10.4	On Holding AG Long Term Incentive Plan 2018.

10.5	Amendment 2019 to On Holding AG Long Term Incentive Plan 2018.

10.6	Amendment 2021 to On Holding AG Long Term Incentive Plan 2018.

10.7	Second Amendment 2021 to the On Holding AG Long Term Incentive Plan 2018.

10.8	On Holding AG Level Two Participation Plan.

10.9	Amendment 2021 to Level Two Participation Plan.

10.10	Second Amendment 2021 to Level Two Participation Plan.

10.11	On Holding AG On Employee Participation Program 2018.

10.12	Amendment 2019 to On Employee Participation Program 2018.

10.13	Amendment 2021 to the On Employee Participation Program 2018.

10.14	On Holding AG Long Term Incentive Plan 2021.*

10.15	On Holding AG Founders’ Grants Plan.

10.16	Form of Indemnification Agreement.

21.1	List of subsidiaries.

23.1	Consent of PricewaterhouseCoopers AG.

23.2	Consent of Lenz & Staehelin, Swiss counsel of On Holding AG (included in Exhibit 5.1).

24.1	Powers of attorney (included on signature page to the registration statement).

99.1	Consent of Director Nominee Amy Banse.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on August 23, 2021.

ON HOLDING AG

By:	/s/ David Allemann
	Name:	David Allemann
	Title:	Co-Founder and Executive Co-Chairman

By:	/s/ Caspar Coppetti
	Name:	Caspar Coppetti
	Title:	Co-Founder and Executive Co-Chairman

By:	/s/ Olivier Bernhard
	Name:	Olivier Bernhard
	Title:	Co-Founder and Executive Director

By:	/s/ Martin Hoffmann
	Name:	Martin Hoffmann
	Title:	Chief Financial Officer and Co-Chief Executive Officer

By:	/s/ Marc Maurer
	Name:	Marc Maurer
	Title:	Co-Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Martin Hoffman and Johannes Spindler and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on August 23, 2021 in the capacities indicated:

Name	Title

/s/ David Allemann David Allemann	Co-Founder and Executive Co-Chairman (principal executive officer)

/s/ Caspar Coppetti Caspar Coppetti	Co-Founder and Executive Co-Chairman (principal executive officer)

/s/ Olivier Bernhard Olivier Bernhard	Co-Founder and Executive Director (principal executive officer)

/s/ Martin Hoffmann Martin Hoffmann	Chief Financial Officer and Co-Chief Executive Officer (principal financial officer and principal accounting officer)

/s/ Marc Maurer Marc Maurer	Co-Chief Executive Officer (principal operating officer)

/s/ Alex Perez Alex Perez	Director

/s/ Kenneth A. Fox Kenneth A. Fox	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of On Holding AG, has signed this registration statement or amendment thereto on August 23, 2021.

Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries Title: Senior Vice President